As filed with the Securities and Exchange Commission on November 15, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Coforge Limited
(Exact Name of Registrant as Specified in its Charter)

Republic of India	7371	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
8, Balaji Estate, Third Floor
Guru Ravi Das Marg, Kalkaji
New Delhi – 110 019
India
+91 11 41-29297
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jonathan B. Stone, Esq. Rajeev P. Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o Suite 23-02 6 Battery Road Singapore +65 6434-2900	Rajiv Gupta, Esq. Courtenay Myers Lima, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 +1 212 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)		Amount of Registration Fee
Equity shares, par value of Rs. 10 per share	US$	100,000,000	US$	9,270.00

(1)
American depositary shares issuable upon deposit of the equity shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-     ). Each American depositary share represents           equity shares.

(2)
Includes the aggregate offering price of additional equity shares, represented by ADSs, that the underwriters have the option to purchase.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion. Dated            , 2021
American Depositary Shares
Representing           equity shares
Coforge Limited
(formerly NIIT Technologies Limited)

Up to           American Depositary Shares (“ADSs”), representing up to           of our equity shares are being offered by the selling shareholders. The actual number of ADSs offered will depend on the number of equity shares offered by the selling shareholders pursuant to an invitation to participate in the offering that we will distribute to holders of our equity shares. Included among the selling shareholders will be certain [directors, officers] and shareholders who beneficially own      % or more of our equity shares. Collectively,       will be selling           ADSs representing           equity shares in this offering. Each ADS offered represents       equity share. We will not receive any of the proceeds from this offering.
Our equity shares are traded on the National Stock Exchange of India (the “NSE”), and the Bombay Stock Exchange (the “BSE” and collectively with the NSE, the “Indian Stock Exchanges”) under the symbol “COFORGE.” On           , 2021, the last reported sale price of our equity shares on the NSE and the BSE was Rs.                 per equity share and Rs.                 per equity share (equivalent to US$      per ADS based on an assumed exchange rate of Rs.       to $1.00).

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs. See “Risk Factors” beginning on page 17.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”
	Price to public	Underwriting discounts and commissions(1)	Proceeds, Before expenses, to Selling Shareholders
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)
We refer you to “Underwriters” for additional information regarding underwriting compensation.

As of September 30, 2021, Baring Private Equity Asia, through Hulst B.V.’s shareholding in us, beneficially held approximately 50.2% of our total outstanding equity shares, representing a majority of the voting rights of our equity shares. Hulst B.V. will be one of our selling shareholders. Upon completion of this offering, Hulst B.V. will own approximately      % of our outstanding equity shares, assuming the underwriters do not exercise their option to purchase additional shares of our equity shares from Hulst B.V. as a selling shareholder. Accordingly, we do not expect to be a “controlled company” within the definition set forth in the NYSE rules after the completion of this offering.
To the extent that the underwriters sell more than                 ADSs, the underwriters have the option to purchase up to an additional                 ADSs at the initial public offering price. The underwriters may exercise this option at any time within 30 days after the date of the final prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ADSs to purchasers on or about                 , 2021.

(Lead bookrunners listed in alphabetical order)
Citigroup
J.P. Morgan

Barclays	BofA Securities
Evercore ISI
Credit Suisse
Deutsche Bank Securities

BairdCowen Needham & Company William Blair
Prospectus dated           , 2021

i

For investors outside the United States: none of we, the selling shareholders or the underwriters or any of our or their respective affiliates have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.
You should rely only on the information contained in this prospectus or in any related free-writing prospectus. None of we, the selling shareholders or the underwriters or any of our or their respective affiliates have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and none of we, the selling shareholders or the underwriters or any of our or their respective affiliates take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. None of we, the selling shareholders or the underwriters or any of our or their respective affiliates are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.
We are incorporated under the laws of India. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CONVENTIONS THAT APPLY TO THIS PROSPECTUS
Except where the context requires otherwise and for purposes of this prospectus only:
•
“ADSs” or “ADS” refers to American depositary share(s), each of which represents           equity shares.

•
“Baring Private Equity Asia” refers to the affiliated funds of Baring Private Equity Asia Pte Ltd that from time to time hold our ordinary shares.

•
“BFS” refers to our Banking and Financial Services vertical.

•
“Coforge,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Coforge Limited (formerly NIIT Technologies Limited), together with its consolidated subsidiaries as a consolidated entity.

•
“IFRS” refers to the International Financial Reporting Standards.

•
“ Insurance” refers to our Insurance vertical.

•
“GAAP” refers to the Generally Accepted Accounting Principles.

•
“shares” or “equity shares” refers to our equity shares, par value Rs. 10 per share.

•
“SEBI” refers to the Securities and Exchange Board of India.

•
“SLK Global” refers to SLK Global Solutions Private Limited (currently known as Coforge Business Process Solutions Private Limited).

•
“TTH” refers to our Travel, Transportation and Hospitality vertical.

•
“UK” refers to the United Kingdom.

•
“US$,” or “US Dollar(s),” or “$” refers to the legal currency of the United States.

•
“Rs.,” “Rupee(s),” or “Indian Rupee(s)” refers to the legal currency of India.

•
“WHISHWORKS” refers to WHISHWORKS IT Consulting Private Limited Private Limited.

In this prospectus, references to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India.
Unless otherwise indicated, the consolidated financial statements and related notes included in this prospectus have been presented in Indian Rupees and prepared in accordance with IFRS. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year, which is typical in our industry and in the jurisdictions in which we operate. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References generally to a fiscal year refer to the Indian fiscal year ended March 31 of the respective period.
This prospectus contains translations of certain Indian Rupee amounts into US Dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian Rupees into US Dollars has been made at Rs. 74.16 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021, which is the date of our last reported financial statements. We make no representation that the Indian Rupee or US Dollar amounts referred to in this prospectus could have been converted into US Dollars or Indian Rupees, as the case may be, at any particular rate or at all.

MARKET AND INDUSTRY DATA
This prospectus includes statistical data about the IT industry that comes from information published by sources including the National Association of Software and Service Companies (“NASSCOM”), an Indian non-governmental trade association and advocacy group and International Data Corporation (“IDC”), a leading market intelligence firm. This type of data represents only the estimates of NASSCOM and IDC, and other sources of industry data. We did not commission any of the market and industry data presented in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from other independent third parties and us.

TRADEMARKS
We have proprietary rights to certain trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

v

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ADSs. You should read the entire prospectus carefully, including the “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision.
Our Vision
Our vision is to “Engage with the Emerging.” It underlines our commitment to deliver transformative change and impact through the application of relevant, emerging technologies.
Our Mission
Our mission is to “Transform at the Intersect” of both domain and emerging technologies expertise to achieve real-world business impact. We believe that our focus on select industries, detailed understanding of the underlying processes of those industries and partnerships with leading platforms allow us to offer a distinct perspective. We leverage cloud, data and cognitive technologies, complemented by our industry expertise, to transform client businesses into intelligent, high-growth enterprises.
Overview
We are a differentiated IT services and solutions firm offering deep domain knowledge and specialization in select industry verticals. We leverage our global footprint and network of highly-talented IT professionals to provide comprehensive capabilities in product engineering services, data services, cloud and infrastructure management services, digital process automation services and digital integration services. We believe that our robust emerging technology capabilities, solid track record of execution and deep employee and client centricity enable us to drive digital transformation and make real-world business impact for our customers.
To reflect our evolution over the years and vision for the future, we re-named ourselves “Coforge” in August 2020 and introduced a new brand identity to symbolize our goal of forging strong relationships with our customers, partners and employees. Over the years, our solutions have helped our clients develop better products, establish new markets and improve efficiency and quality. We believe that our breadth of services, deep knowledge of the industries we serve and trusted customer relationships position us to be a service provider of choice for our customers’ needs.
Our customers are diversified across both geographies and verticals. Our primary geographic markets are the Americas and Europe, the Middle East and Africa (“EMEA”), which generated 52% and 34% of our revenue, respectively, for the six months ended September 30, 2021, and 48% and 37% of our revenue, respectively, for the fiscal year ended March 31, 2021. We have a strong presence and expertise in the Insurance (“Insurance”), Banking and Financial Services (“BFS”) and Travel, Transportation and Hospitality (“TTH”) verticals and a growing presence and expertise in the Retail, Healthcare, Hi-tech Manufacturing and Government (Outside India) verticals, which we aggregate in our “All Others” vertical in our consolidated financial statements.
Our products and solutions across verticals are powered by a strong partnership network with the world’s leading software providers, including Microsoft, Pegasystems, ServiceNow and Duck Creek. Our teams collaborate with these providers to design and implement digital IT solutions.
Our global delivery platform has a presence in 21 countries, with 25 delivery centers in nine countries supported by sales offices in 35 cities worldwide, as of the date hereof. This approach allows us to maintain customer affinity, while accessing pockets of in-demand engineering talent around the world. As of September 30, 2021, we employed over 20,000 employees, which includes the addition of approximately 7,000 employees from our acquisition of a controlling interest in SLK Global Solutions Private Limited (currently known as Coforge Business Process Solutions Private Limited) (“SLK Global”), a business process transformation provider offering digital solutions for the financial services industry, in April 2021.

Our core services include product engineering services, data services, cloud and infrastructure management services, digital process automation services, digital integration services and business process management (“BPM”) services. We have particular strengths in digital services, which comprise product engineering, digital integrations and digital process automation, collectively representing 48%, 51% and 48% of our revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. Our cloud and infrastructure management services contributed 17%, 21% and 18% of our revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively.
Our revenues grew by a compound annual growth rate of 15.9% between the fiscal years ended March 31, 2018 and 2021 from Rs. 29,914 million to Rs. 46,628 million, respectively. Our profit for the year grew by a compound annual growth rate of 14.7% between the fiscal years ended March 31, 2018 and 2021 from Rs. 3,087 million to Rs. 4,660 million, respectively. Our Non-IFRS Adjusted EBITDA grew by a compound annual growth rate of 18.1% between the fiscal years ended March 31, 2018 and 2021 from Rs. 5,109 million to Rs. 8,409 million, respectively.1
Our revenues grew by 37.1% between the six months ended September 30, 2021 and 2020 from Rs. 22,107 million to Rs. 30,310 million, respectively. On an organic basis (without SLK Global) our revenue grew by 24.9% from Rs. 22,107 million to Rs. 27,601 million during these periods. Our profit for the year grew by 42.7% between the six months ended September 30, 2021 and 2020 from Rs. 2,051 million to Rs. 2,927 million, respectively. Our Non-IFRS Adjusted EBITDA grew by 32.3% between the six months ended September 30, 2021 and 2020 from Rs. 3,992 million to Rs. 5,283 million, respectively.
Our Industry and Market Opportunity
The accelerated digitization of processes and business models now make consumers and enterprises more digitally connected than ever before. Emerging technologies today drive change and at the same time also ensure resilience. New trends, such as ubiquitous cloud computing, new tools to create digital insights from structured and unstructured data, increased adoption of artificial intelligence and hyper-personalized customer experiences and increased virtual reality, are the catalyst for real enterprise transformation. The rapid pace at which technology is changing and the need for highly-skilled technology professionals are driving businesses to rely on third parties to realize their strategic technology objectives. In this digital age, enterprises are increasingly focused on understanding existing users’ needs and leveraging technology in new ways to meet those needs through the use of digital products and services which includes conceptualizing, designing, personalizing, prototyping, developing and delivering new digital experiences.
In the last decade, the global technology services sector has grown significantly. This period saw global technology services spending cross the trillion-dollar mark. In 2020, the global technology services market stood at US$1.04 trillion according to IDC.2 The shift in consumer demand toward digital products and services has pivoted the IT Services market to focus on digital transformation services, which has become a massive, fast growing market. According to IDC, the worldwide market for digital transformation services is expected to be US$648 billion in 2021 and is expected to grow at a compound annual growth rate of 14% through 2024.3 According to IDC, despite the fact that COVID-19 created significant budget pressures, overall investment in digital resiliency increased steadily during 2020 and continues to increase as businesses prioritize or accelerate the adoption of cloud, collaboration and digital transformation projects.4
Across all industries, companies are investing in IT Services providers with digital engineering expertise to implement the latest technologies:
•
Personalized Solutions — bridge conceptualization with user experience design and graphics to develop bespoke, user-friendly applications accessible anywhere across a variety of devices;

Our revenues and Non-IFRS Adjusted EBITDA for the fiscal years ended March 31, 2019 and 2018 have been derived from Ind AS financial statements. Our revenues and Non-IFRS Adjusted EBITDA for the fiscal years ended March 31, 2021 and 2020 have been prepared in accordance with IFRS. For a reconciliation of our Non-IFRS Adjusted EBITDA to our profit for the year, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Financial Metrics.”

2
IDC, Worldwide Services Forecast, 2021-2025, July 2021 (#US45199720).

3
IDC, Worldwide Digital Transformation Spending Guide, V1 2021.

4
IDC, Digital Resiliency Investment Index, October 2020 (#US46982920).

•
Data and Analytics — convert raw business data from internal teams, business partners and end customers into actionable insights;

•
Digital Automation — reduce unnecessary human intervention in business processes which increases efficiency across the organization, lowers costs and enables employees to focus on more complex assignments;

•
Artificial Intelligence and Machine Learning — enhance the speed, precision and effectiveness of human efforts such as improved product recommendations and virtual assistant interactions; and

•
Cloud Computing — enable businesses to access servers, data and applications through the Internet (“the cloud”) rather than private, local storage devices, which reduces costs and increases speed, performance and security.

Given the labor market constraints affiliated with hiring high-quality talent, businesses have turned to services providers with strong delivery models that include nearshore offerings (with service delivery from locations either in the same or in similar time zones) and offshore offerings (with service delivery from distant time zones). The focus is on leveraging additional pools of talent to supplement existing operations and onshore resources. In fact, the outsourced / offshore market for engineering services was expected to be approximately US$123 billion in 2020, growing at a compound annual growth rate of 16% through 2025.5 While Eastern Europe and Latin America are growing destinations for offshore delivery, India continues to be a premier destination for offshore technology services given its abundant, highly skilled talent pool and proven ability to complete complex projects for clients globally. According to NASSCOM, India’s technology services industry has grown at a compound annual growth rate of approximately 10% over the last decade and the industry is expected to increase from US$190 billion in 2020 to approximately US$325 billion in 2025, with growth led by digital services.5
Our Competitive Strengths
We believe that our leadership position and brand coupled with the following strengths give us a significant competitive advantage.
•
Deep industry expertise and long-term client relationships across various geographies.    We have established deep domain expertise in industry verticals that rely heavily on technology, such as Insurance, BFS and TTH. We employ highly skilled and experienced IT and business professionals who possess a thorough understanding of vertical-specific technology and business operations, to serve our customers’ complex needs. In addition, we have developed proprietary products and platforms that allow us to deliver our services in a repeatable and cost-effective manner.

•
Strong expertise in next-generation digital technologies.   We operate across the product engineering and application services continuum. Our differentiated value proposition is driven by our strong capabilities in product engineering services, data services, cloud and infrastructure management services, digital process automation services, digital integration services and BPM services.

•
Global footprint with an efficient and flexible delivery model.   We operate a global delivery platform with a presence in 21 countries with 25 delivery centers in nine countries, as of the date hereof. This network of delivery centers helps us to deliver software development and innovative digital IT solutions effectively and efficiently across geographies. We complement our offshore delivery teams with groups of onshore and near-shore employees that ensure delivery quality and communications continuity with our clients.

•
Large talented, loyal workforce.   We have grown from over 8,000 employees, as of March 31, 2016, to over 20,000 employees, as of September 30, 2021. We are focused on recruiting, growing and retaining a workforce of high-quality IT professionals. Our high degree of employee loyalty is reflected by our low attrition rates among our full-time employees (excluding our BPM employees) of 15.3%, 10.5% and 11.8% for the year ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively.

5   NASSCOM, Future of Technology Services Winning in this Decade, February 2021.

•
Highly experienced management and leadership team.   We benefit from the leadership of seasoned industry professionals with global backgrounds and extensive experience in IT services. Our management team members have on average of over 20 years of experience and have previously held senior positions at other leading IT services providers.

Our Growth Strategies
In 2021, we announced the “Path to a Billion” program, which sets out our growth target of becoming a billion-dollar company by annual revenue. Our business model and competitive strengths provide us with multiple avenues of growth. We will continue to pursue our mission through the following key strategies:
•
Expand relationships with existing clients.   We have a successful track record of expanding our relationships with existing clients. We intend to leverage our broad domain expertise in emerging technologies and our proximity to our client’s decision makers to identify new collaboration opportunities.

•
Establish new client relationships.   We see an opportunity to add new clients across core and new verticals, given our differentiated offerings and the expected increased adoption of digital transformation programs.

•
Deepen vertical expertise in existing and new verticals.   We seek to continue to leverage our global delivery model, our domain knowledge and our specialized products and platforms to expand our vertical expertise.

•
Continue to develop our proprietary frameworks and platforms.   We plan to continue to enhance our existing proprietary products and platforms and build new ones to further expand our capabilities and grow our addressable market.

•
Selectively pursue strategic acquisitions.   We will continue to selectively target acquisitions that help us grow by extending our capabilities, enhancing our service offerings in attractive industry verticals and expanding our geographic footprint.

Corporate History and Structure
We were founded on May 13, 1992 as “NIIT Investments Private Limited.” On January 15, 2004, as part of our initial public offering in India and listing on the BSE and NSE, we changed our name to “NIIT Investments Limited.” On May 14, 2004, we changed our name to “NIIT Technologies Limited.” On August 3, 2020, we changed our name to “Coforge Limited,” which reflects our evolution over the years as well as our vision for the future.
We have evolved over the years both organically and through our track record of successful acquisitions. In 2006, we acquired Room Solutions Limited (currently known as Coforge AdvantageGo Limited) which became our AdvantageGo service offerings. In 2008 we acquired SofTec GmbH (currently known as Coforge Airlines Technologies GmbH), which strengthened our service offerings in the TTH vertical, particularly airlines.
In 2015, we began focusing our business on digital services, when we expanded into the digital integration services market through our acquisition of a controlling interest in Incessant Technologies Private Limited (currently known as Coforge DPA Private Limited), a global BPM specialist. We subsequently acquired additional interests in Incessant Technologies Private Limited (currently known as Coforge DPA Private Limited) and it is now our wholly-owned subsidiary. In 2017, we acquired Ruletek Inc. (currently known as Coforge BPM Inc.) and in 2019 we acquired WHISHWORKS, which helped us grow our digital integration business through the MuleSoft Platform and big data technologies. In 2021, we acquired a controlling interest in SLK Global, a business process transformation enterprise offering BPM and digital solutions for the financial services industry.
In 2019, Hulst B.V., an affiliate of Baring Private Equity Asia, entered into a series of transactions pursuant to which it acquired an aggregate 70.1% of our outstanding equity shares as of March 31, 2020, including through the purchase of 30.1% of our equity shares from the promoters of the Company, 5.0% of our equity shares from open market purchases and 35.0% of our equity shares pursuant to a general cash offer to all the shareholders of our Company. As of March 31, 2021, Hulst B.V. held 64.0% of our outstanding equity shares. Between March 31, 2021 and September 30, 2021, Hulst B.V. engaged in a series of transactions pursuant to which it sold an aggregate 13.8% of our equity shares in accordance with Baring Private Equity Asia’s usual practices for returning capital to the investors of the funds it manages. As of September 30, 2021, Baring Private Equity Asia, through Hulst B.V.’s shareholding in us, beneficially held approximately 50.2% of our total outstanding equity shares, representing a majority of the voting rights of our equity shares. Hulst B.V. will be one of our selling shareholders. Upon completion of this offering, Hulst B.V. will own approximately    % of our outstanding equity shares, assuming the underwriters do not exercise their option to purchase additional shares of our equity shares from Hulst B.V. as a selling shareholder. Accordingly, we do not expect to be a “ controlled company” within the definition set forth in the NYSE rules after the completion of this offering. See also “Risk Factors — Risks Related to our Business — Baring Private Equity Asia’s substantial shareholding in our Company severely limits the ability of our other shareholders to influence matters requiring shareholder approval and could adversely affect our other shareholders and the interests of Baring Private Equity Asia could conflict with the interests of other shareholders.”
The following diagram illustrates our current corporate structure:

Coforge Limited (Formerly NIIT Technologies Ltd) (India) (Parent Company)
DIRECT INDIAN SUBSIDIARIES
OVERSEAS SUBSIDIARIES
60%
SLK Global Solutions Private Limited
100%
Coforge SmartServe Ltd. (Formerly NIIT SmartServe Ltd.)
100%
Coforge Services Ltd (Formerly NIIT Technologies Services Limited)
100%
Coforge DPA Private Limited (Formerly NIIT Incessant Private Limited
83.9%
WHISHWORKS IT Consulting Private Limited
100%
WHISHWORKS Limited (UK)
100%
SLK Global Philippines Inc (Philippines)
100%
SLK Global Solutions America Inc. (USA)
100%
SLK Global North Carolina LLC (USA)
100%
Coforge DPA Australia Pty Ltd. (Formerly Incessant Technologies (Australia) Pty. Ltd.) (Australia)
100%
Coforge DPA (UK) Limited (Formerly Incessant Technologies (UK) Ltd.) (UK)
100%
Coforge DPA NA Inc. (Formerly Incessant Technologies NA Inc.) (USA)
100%
Coforge DPA Ireland Limited (Formerly Incessant Technologies (Ireland) Ltd.) (Ireland)
100%
Coforge BPM Inc. (Formerly RuleTek LLC.) (Coforge DPA Private Limited, India – 80% Coforge DPA NA Inc. USA – 20%)
100%
Coforge Airline Technologies GmbH (Formerly NIIT Airline Technologies GmbH) (Germany)
100%
Coforge Pte Ltd. (Formerly NIIT Technologies Pacific Pte Limited) (Singapore)
100%
Coforge Technologies (Australia) Pty Ltd. (Formerly NIIT Technologies Pty Ltd.) (Australia)
100%
Coforge Limited (Formerly NIIT Technologies Ltd) (Thailand)
100%
Coforge SDN. BHD. (Formerly NIIT Technologies SDN. BHD) (Malaysia)
100%
Coforge Inc. (Formerly NIIT Technologies Inc.) (USA)
100%
Coforge U.K. Ltd. (Formerly NIIT Technologies Ltd.) (UK)
100%
Coforge GmbH (Formerly NIIT Technologies GmbH) (Germany)
100%
Coforge FZ LLC (Formerly NIIT Technologies FZ-LLC) (Dubai)
100%
Coforge BV (Formerly NIIT Technologies, BV) (The Netherlands)
100%
Coforge AdvantageGo Limited (Formerly NIIT Insurance Technologies Ltd.) (UK)
100%
Coforge S.A. (Formerly NIIT Technologies S.A.) (Spain)
100%
Coforge SPÓŁKA Z OGRANICZONA ODPOWIEDZIALNOSCIA (Formerly NIIT Technologies SPÓ ŁKA Z OGRANICZONA ODPOWIEDZIALNOSCIA) (Poland)
100%
Coforge S.R.L. (Formerly NIIT TECHNOLOGIES S.R.L.) (Romania)
100%
Coforge SpA (Chile)
100%
Coforge A.B. (Formerly NIIT Technologies A.B.) (Sweden)

Summary of Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. These risks are discussed more fully in the section titled “Risk Factors.”
Risks and uncertainties related to our business and industry include, but are not limited to, the following:
•
We face risks related to regional and global health pandemics, including COVID-19, that could continue to impact our sales and results of operations.

•
Our business is dependent on our ability to attract and retain highly skilled professionals.

•
The COVID-19 pandemic and changing immigration regulations have affected, and will continue to affect, our ability to deploy our personnel around the world.

•
If we were to lose the services of members of our senior leadership team or other key employees, our business, financial condition and results of operations, including our competitive position and client relationships, may be adversely affected.

•
A reduction in the outsourcing budgets of, and strategic decisions to reduce the use of third parties by, our existing and prospective clients could affect our pricing and volume of work.

•
If we cannot maintain and expand our existing client base, our business, financial condition and results of operations may be adversely affected.

•
Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.

•
If we do not succeed in attracting new clients for our technology services and/or growing revenues from existing clients, we may not achieve our revenue growth goals.

•
We operate in a highly competitive environment and may not be able to compete successfully.

•
Foreign exchange-related risk could adversely affect our business.

•
Baring Private Equity Asia’s substantial shareholding in our Company severely limits the ability of our other shareholders to influence matters requiring shareholder approval and could adversely affect our other shareholders and the interests of Baring Private Equity Asia could conflict with the interests of other shareholders.

Implication of Being an Emerging Growth Company
As a company with less than US$1.07 billion in revenue during our last fiscal year ended March 31, 2021, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings,

•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act,

•
reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements, and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed US$1.07 billion or we issue more than US$1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.
In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, so are unable to make use of the extended transition period. We will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB.

Implication of Being a Foreign Private Issuer
We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.
As we intend to be listed on the NYSE, we will be subject to the NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in India which is our home country, may differ significantly from the NYSE corporate governance listing standards. For instance, we are not required to:
•
adhere to certain more stringent disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements applicable to U.S. domestic public companies;

•
have a majority of the board to be independent (although all of the members of the audit committee must be independent under the Exchange Act;

•
have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•
have regularly scheduled executive sessions for non-management directors; and

•
have annual meetings and director elections.

Following this offering, we expect to rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE, such that a majority of the directors on our board of directors are not required to be independent directors, and we are not required to have a compensation committee or corporate governance committee comprised entirely of independent directors.
Corporate Information
Our principal executive offices and registered office are located at 8, Balaji Estate, Third Floor, Guru Ravi Das Marg, Kalkaji, New Delhi-110019, India. Our telephone number and fax number at this address are +91-11-41-29297 and +91-11-26414900. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.
Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.coforge.com. The information contained on our website is not a part of this prospectus.

THE OFFERING
The Offering
Up to          ADSs representing up to          equity shares, and constituting up to approximately    % of our issued and outstanding equity shares.
Selling Shareholders
See “Principal and Selling Shareholders” for more information on the selling shareholders in this transaction. Included among the selling shareholders will be certain officers, directors and shareholders who beneficially own 5% or more of our equity shares.
Option to purchase additional ADSs
      have granted the underwriters an option to purchase up to          additional ADSs within 30 days of the date of this prospectus.
Equity shares to be outstanding after this offering
60,631,062 equity shares.
American Depositary Shares
The underwriters will deliver ADSs representing our equity shares. Each ADS represents          of our equity shares.
As an ADS holder, we will not treat you as one of our shareholders. The depositary or its nominee will be the holder of the equity shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs thereunder. You may surrender your ADSs to the depositary and withdraw the underlying equity shares pursuant to the limitations set forth in the deposit agreement. The depositary will charge you fees for, among other items, any such surrender for the purpose of withdrawal. As described in the deposit agreement, we and the depositary may amend or terminate the deposit agreement without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.
Depositary
Deutsche Bank Trust Company Americas
Custodian
Deutsche Bank AG, Mumbai Branch
Use of proceeds
All ADSs sold in the offering will be sold on behalf of the selling shareholders. We will not receive any of the proceeds from the sale of the ADSs in this offering. See “Use of Proceeds.”
The selling shareholders are paying all expenses of the offering, including underwriting discounts and commissions.

Dividend policy
In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. See “Dividend Policy.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.
Listing
We have applied to list our ADSs on NYSE under the symbol “          .”
Indian Stock Exchanges
(NSE/BSE) trading symbol
“COFORGE”
The Indian Invitation to Participate in this Offering
We prepared and distributed to all eligible shareholders of our equity shares an invitation to participate in this Offering, which invites holders of our equity shares to offer their equity shares up to a total aggregate amount of       equity shares for sale in this offering, pursuant to Indian regulations. Under Indian law, an issuer in India, such as our Company, can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. Our sponsorship of this transaction does not mean that we are purchasing or causing the purchase of the equity shares or ADSs directly or indirectly or recommending that holders participate in this offering. ADSs will be purchased solely by the underwriters for resale to the public in this offering, and will represent equity shares submitted by the selling shareholders pursuant to the Indian invitation to participate in this offering.
Under the terms of the invitation for participation, the related letter of transmittal, escrow agreement and other documents, the equity shares to be sold by the selling shareholders will be held in escrow by Link Intime India Private Limited, as share escrow agent, until such time as they are required to be deposited with Deutsche Bank AG, Mumbai Branch, as domestic custodian on behalf of the depositary (the “Custodian”) against the issuance of ADSs representing such equity shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters’ obligation to purchase any ADSs in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The following summary historical consolidated financial data as of and for the fiscal years ended March 31, 2021 and 2020 have been derived from our audited consolidated financial statements, and the following summary historical consolidated financial data as of and for the periods ended September 30, 2021 and 2020 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. These financial statements are the first financial statement of our Company that have been prepared in accordance with IFRS. Pursuant to the transition to IFRS, our audited consolidated financial statements included elsewhere in this prospectus also present an opening consolidated statement of financial position as of April 1, 2019. For more information on our transition to IFRS, see Note 32 of our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.
We maintain our books and records in Indian Rupees, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in Indian Rupees. For the convenience of the reader, we have translated Indian Rupee amounts in the tables below as of September 30, 2021 and for the fiscal year ended March 31, 2021 into US Dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was Rs. 74.16 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US Dollars at that or any other exchange rate as of that or any other date.
Summary Consolidated Statement of Profit or Loss and Other Comprehensive Income
	Six Months Ended September 30,			Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions, except per share data)
Revenue from operations	409	30,310	22,107	629	46,628	41,839
Other income, net	3	238	115	4	326	734
Total income	412	30,548	22,222	633	46,954	42,573
Expenses
Cost of hardware and third-party software	25	1,881	1,735	48	3,595	1,908
Sub-contracting / technical fees	41	3,028	1,655	52	3,845	2,893
Employee benefits expense	250	18,538	13,368	380	28,158	25,298
Depreciation and amortization expense	15	1,122	925	25	1,836	1,770
Other expenses	27	2,002	1,848	46	3,415	4,595
Finance cost	4	284	77	2	143	155
Total expenses	362	26,855	19,608	553	40,992	36,619
Profit before income taxes	50	3,693	2,614	80	5,962	5,954
Income tax expense	11	766	563	17	1,302	1,278
Profit for the period/year	39	2,927	2,051	63	4,660	4,676

	Six Months Ended September 30,			Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions, except per share data)
Other comprehensive income/(loss)
Items to be reclassified to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	1	68	348	5	369	(473)
Exchange differences on translation of foreign operations	(3)	(200)	39	3	285	452
Income tax relating to items that will be reclassified to profit or loss	(0)	(16)	(86)	(1)	(95)	120
Items not to be reclassified to profit or loss
Remeasurement of post-employment benefit obligations (expenses) / income	(0)	(22)	21	(0)	(12)	3
Income tax relating to items that will not be reclassified to profit or loss	0	6	(7)	0	3	(1)

Other comprehensive income/(loss) for the period/year, net of tax	(2)	(164)	315	7	550	101
Total comprehensive income for the period/year	37	2,763	2,366	70	5,210	4,777
Profit is attributable to:
Owners of Coforge Limited	36	2,703	2,006	62	4,556	4,440
Non-controlling interests	3	224	45	1	104	236
	39	2,927	2,051	63	4,660	4,676
Other comprehensive income/(loss) is attributable to:
Owners of Coforge Limited	(2)	(164)	315	7	550	101
Non-controlling interests	—	—	—	—	—	—
	(2)	(164)	315	7	550	101
Total comprehensive income is attributable to:
Owners of Coforge Limited	34	2,539	2,321	69	5,106	4,541
Non-controlling interests	3	224	45	1	104	236
	37	2,763	2,366	70	5,210	4,777
Earnings per equity share (of Rs. 10 each) attributable to owners of Coforge Limited
Basic earnings per share	0.60	44.61	32.66	1.01	74.68	71.39
Diluted earnings per share	0.59	43.63	32.23	0.99	73.29	70.97

Summary Consolidated Statement of Financial Position
	Six Months Ended September 30,			As at March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions)
Cash and cash equivalents	37	2,736	3,777	108	7,999	8,195
Total non-current assets	349	25,894	14,261	193	14,327	13,354
Total current assets	262	19,387	16,689	283	20,937	21,099
Total Assets	611	45,281	30,950	476	35,264	34,453
Total non-current liabilities	115	8,518	1,736	26	1,919	2,373
Total current liabilities	150	11,091	7,345	114	8,425	7,942
Total Liabilities	265	19,609	9,081	140	10,344	10,315
Total equity	346	25,672	21,869	336	24,920	24,138
Total Equity and Liabilities	611	45,281	30,950	476	35,264	34,453
Summary Consolidated Statement of Cash Flows
	Six Months Ended September 30,			Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions)
Net cash inflow from operating activities	26	1,919	2,873	103	7,623	2,969
Net cash (outflow)/ inflow from investing activities	(121)	(9,003)	(571)	(13)	(927)	2,723
Net cash inflow/(outflow) from financing activities	26	1,933	(6,751)	(94)	(6,958)	(2,689)
Net increase (decrease) in cash and cash equivalents	(69)	(5,151)	(4,449)	(4)	(262)	3,003
Cash and cash equivalents at the beginning of the financial year	108	7,999	8,195	111	8,195	5,079
Effects of exchange rate changes on cash and cash equivalents	(2)	(112)	31	1	66	113
Cash and cash equivalents at the end of the period/financial year	37	2,736	3,777	108	7,999	8,195
Other Financial and Operating Data
	Six Months Ended September 30,		Fiscal Year Ended March 31,
	2021	2020	2021	2020

Total income (Rs. in millions)	30,548	22,222	46,954	42,573
Revenue growth rate at constant currency(1) (%)	35.2	—	6.0	—
Order Intake(2) (US$ in millions)	603	387	781	748
Number of billable employees	19,579	10,281	11,469	10,274
Utilization rate (%)	77.8	79.1	80.3	79.5
Adjusted profit before tax (Rs. in millions)(1)	4,457	3,281	7,129	6,701
Non-IFRS Adjusted EBITDA (Rs. in millions)(1)	5,283	3,992	8,409	7,499
Adjusted diluted earnings per equity share(1)	52.43	39.97	86.71	77.79

Note:
(1)
Revenue growth rate at constant currency, adjusted profit before tax, Non-IFRS Adjusted EBITDA and adjusted diluted earnings per share are supplemental, non-IFRS financial measures of our performance that are not required by, or presented in accordance with, IFRS and may not be comparable to similarly titled measures reported by other companies. While we believe that revenue growth rate at constant currency, adjusted profit before tax, Non-IFRS Adjusted EBITDA and adjusted diluted earnings per share provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of these non-IFRS financial metrics have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of our results of operations or financial condition as reported under IFRS.

We monitor our revenue growth rate at constant currency. As the impact of foreign exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing business on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue generated in foreign currencies into US Dollars using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended March 31, 2020 were used to convert revenue for the fiscal year ended March 31, 2021, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure.
The following table presents a reconciliation of revenue growth rate at constant currency to revenue growth rate, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:
	For the Six Months Ended September 30,		For the Fiscal Year Ended March 31,
			2021
	US$	Rs.	US$	Rs.
	(in millions, except percentages)
Reconciliation of Revenue Growth Rate at Constant Currency
Revenue	409	30,310	629	46,628
Revenue period-over-period growth rate	37.1%	37.1%	11.4%	11.4%
Hedge Gain/(Loss) for the six months ended September 30, 2021 and the fiscal year ended March 31, 2021	2	115	(0)	(31)
Estimated impact of foreign currency exchange rate fluctuations	(3)	(202)	(35)	(2,573)
Revenue growth rate at constant currency	35.2%	35.2%	6.0%	6.0%
We monitor adjusted profit before tax as a measure of our profitability because it represents a measure of performance that excludes the impact of certain non-cash charges and other items not directly resulting from our core operations. We define adjusted profit before tax as profit before tax excluding transaction related expenses, stock based compensation, impairment of receivables and goodwill on account of COVID-19 and settlement / recovery of tax positions.
The following table presents a reconciliation of adjusted profit before tax to profit before tax, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions)
Reconciliation of profit before tax:
Profit before tax	50	3,693	2,614	80	5,962	5,954
Adjustments:
Transaction related expenses	2	175	—	1	46	235
Employee share-based payment expense	3	234	247	6	464	63
Stock appreciation right expense	0	33	12	0	34	5
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88

	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions)
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	40
Event based Recoveries	—	—	—	—	—	(57)
Amortization of acquisition related Intangibles	4	322	228	6	443	373
Adjusted profit before tax	59	4,457	3,281	95	7,129	6,701
Adjusted profit before tax as % of Revenue	14.7%	14.7%	14.8%	15.3%	15.3%	16.0%

We monitor Non-IFRS Adjusted EBITDA because it assists us in comparing our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations. We define Non-IFRS Adjusted EBITDA as earnings before interest, income tax expense, depreciation and amortization, stock based compensation, transaction related expenses and impairment of receivables on account of COVID-19. Stock based compensation is comprised of expenses recognized with respect to the issuance of share based compensation. Transaction related expenses is comprised of translation related expenses, such as professional and legal expenses. Non-IFRS Adjusted EBITDA is not a measure calculated in accordance with IFRS. While we believe that Non-IFRS Adjusted EBITDA provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Non-IFRS Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS.
The following table presents a reconciliation of Non-IFRS Adjusted EBITDA to profit for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
Reconciliation of Non-IFRS Adjusted EBITDA
Profit for year	39	2,927	2,051	63	4,660	4,676
Adjustments:
Depreciation and amortization	15	1,122	925	25	1,836	1,770
Other Income	(3)	(238)	(115)	(4)	(326)	(734)
Loss on exchange fluctuations (net)	—	—	71	1	106	—
Interest on borrowings	3	211	13	0	15	5
Unwinding of discounts on lease liability and others	1	53	46	1	92	114
Transaction related expenses	2	175	—	1	46	235
Employee share-based payment expense	3	234	247	6	464	63
Stock appreciation right expense	0	33	12	0	34	5
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88
Income taxes	11	766	563	18	1,302	1,278
Non-IFRS Adjusted EBITDA	71	5,283	3,992	113	8,409	7,499
Non-IFRS Adjusted EBITDA as % of Revenue	17.4%	17.4%	18.1%	18.0%	18.0%	17.9%

The following table presents a reconciliation of adjusted diluted earnings per equity share to diluted earnings per equity share, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Diluted Earnings Per Equity Share
Diluted earnings per equity share	0.59	43.63	32.23	0.99	73.29	70.97	64.73	45.34
Transaction related expenses	0.04	2.82	—	0.01	0.74	3.76	—	—
Employee share-based payment expense	0.05	3.78	3.97	0.10	7.46	1.01	1.22	1.57
Stock appreciation right expense	0.01	0.53	0.19	0.01	0.55	0.08	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	2.89	0.04	2.90	1.41	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	0.64	—	—
Event based Recoveries	—	—	—	—	—	(0.91)	—	—
Event based Expenses	—	—	—	—	—	—	0.90	—
Amortization of acquisition related Intangibles	0.07	5.20	3.66	0.10	7.13	5.96	3.07	2.93
Deferred Tax on Amortization of acquisition related Intangibles	(0.02)	(1.23)	(0.82)	(0.02)	(1.61)	(3.21)	(1.08)	(1.04)
Tax impact of above adjustments	(0.03)	(2.30)	(2.16)	(0.05)	(3.74)	(1.90)	(1.02)	(0.81)
Adjusted Diluted Earnings per equity share	0.71	52.43	39.97	1.18	86.71	77.79	67.82	47.99
The following table presents a reconciliation of adjusted basic earnings per equity share, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Basic Earnings Per Equity Share
Basic earnings per equity share	0.60	44.61	32.66	1.01	74.68	71.39	65.49	45.63
Transaction related expenses	0.04	2.89	—	0.01	0.75	3.78	—	—
Employee share-based payment expense	0.05	3.86	4.02	0.10	7.61	1.01	1.23	1.58
Stock appreciation right expense	0.01	0.54	0.20	0.01	0.56	0.08	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	2.93	0.04	2.95	1.41	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	0.64	—	—
Event based Recoveries	—	—	—	—	—	(0.92)	—	—

	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Event based Expenses	—	—	—	—	—	—	0.91	—
Amortization of acquisition related Intangibles	0.07	5.31	3.71	0.10	7.26	6.00	3.10	2.95
Deferred Tax on Amortization of acquisition related Intangibles	(0.02)	(1.25)	(0.83)	(0.02)	(1.64)	(3.23)	(1.09)	(1.04)
Tax impact of above adjustments	(0.03)	(2.35)	(2.19)	(0.05)	(3.81)	(1.91)	(1.04)	(0.82)
Adjusted Basic Earnings per equity share	0.72	53.61	40.50	1.20	88.36	78.26	68.61	48.29

The following table presents a reconciliation of adjusted net income, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Net Income
Reported Net Income	36	2,703	2,006	62	4,556	4,440	4,033	2,802
Transaction related expenses	2	175	0	1	46	235	—	—
Employee share-based payment expense	3	234	247	6	464	63	76	97
Stock appreciation right expense	0	33	12	0	34	5	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	40	—	—
Event based Recoveries	—	—	—	—	—	(57)	—	—
Event based Expenses	—	—	—	—	—	—	56	—
Amortization of acquisition related Intangibles	4	322	228	6	443	373	191	181
Deferred Tax on Amortization of acquisition related Intangibles	(1)	(76)	(56)	(1)	(100)	(201)	(67)	(64)
Tax impact of above adjustments	(2)	(142)	(134)	(3)	(233)	(119)	(64)	(50)
Adjusted Net Income	43	3,249	2,483	73	5,390	4,867	4,225	2,966
Adjusted Net Income as % of Revenue	10.7%	10.7%	11.2%	11.6%	11.6%	11.6%	11.5%	9.9%

(2)
Order Intake represents the estimated sales value of confirmed customer orders pursuant to statements of work executed within a given period. We calculate our order intake based on total price specified in each statement of work executed in the period assuming that the master services agreement and statement of work continue to completion date specified in the statement of work, without assuming any renewals and assuming contractual rates remain constant and there are no significant changes to the scope of work, changes to timelines, delays, work stoppages or interruptions in the provision of services.

RISK FACTORS
This offering and an investment in the ADSs involve a significant degree of risk. Prospective investors should carefully consider the risks described below, together with the financial and other information contained in this Prospectus before deciding to purchase the ADSs. If any of the following risks actually occurs, our business, financial condition and results of operations could be adversely affected and, as a result, the trading price of our ADSs and equity shares could decline and you could lose all or part of your investment in the ADSs. There may be additional risks not presently known to us or that we currently believe to be immaterial, which could turn out to be material. Our business, financial condition and results of operations could be adversely affected by any of these risks, should they occur and turn out to be material.
This Prospectus also contains forward-looking statements which involve risks and uncertainties. Our actual results of operations could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including the risks described below and those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Prospectus. See the section entitled “Special Note Regarding Forward-Looking Statements” of this Prospectus.
Before deciding to invest in the ADSs, prospective investors should seek professional advice from their advisors about their particular circumstances.
Risks Related to Our Business
We face risks related to regional and global health pandemics, including COVID-19, that could continue to impact our sales and results of operations.
Our business, financial condition and results of operations have been and could continue to be adversely affected by the effects of a widespread outbreak of contagious disease, including the ongoing outbreak of illness caused by a novel coronavirus (“COVID-19”) first identified in Wuhan, Hubei Province, China. In January 2020, the World Health Organization declared the COVID-19 outbreak a “public health emergency of international concern” and on March 11, 2020, it was declared a pandemic. On March 14, 2020, the government of India declared COVID-19 as a “notified disaster” and imposed a nationwide lockdown which was announced on March 24, 2020.
The COVID-19 crisis has caused disruptions in global economies, financial and commodities markets and rapid shifts in governmental and public health policies in the countries where we operate or our customers are located or the industries in which we and our customers compete. The COVID-19 crisis and the actions taken by governments, businesses and individuals to curtail the spread of the disease, including imposing restrictions on international and local travel, public gatherings and participation in meetings, as well as closures of universities, schools, stores and restaurants, with some governments imposing strict curfews, have negatively impacted, and are expected to continue to negatively impact our business, results of operations, cash flows and financial condition. The extent of such impact will depend on future developments, including the duration and spread of COVID-19, the speed at which the vaccine is distributed, the number of individuals in general who agree to receive the vaccine along with the number of our employees receiving the vaccine. In addition, the recent COVID-19 strain mutations may also hamper the vaccine’s effectiveness.
The COVID-19 pandemic continues, with many countries experiencing further waves, including those attributable to the Delta variant. Since March 2021, India has been experiencing an intense second wave of the pandemic which has led to various lockdowns and other restrictions in various parts of India, and these could be further extended from time to time. The government restrictions in the countries in which we or our customers operate may continue to be imposed, and there can be no assurance that the government in any jurisdiction that we operate, including India, will not again impose a lockdown either country-wide or in specific locations. This situation has led us to implement work-from-home arrangements for the majority of our employees to ensure our offices are safe and to maintain hygienic workplaces for our employees. In 2020, we developed and implemented a virtual office infrastructure designed to allow our clients and consultants to work seamlessly irrespective of the location. While every effort is being made to ensure normal operations, there can be no assurance that our technological systems will function smoothly while our employees work from home. The actions taken by various governments to contain the pandemic, such as closing of borders and lockdown restrictions, have resulted in significant disruption to people and businesses, globally. Consequently, market demand and supply chains have been adversely affected, thereby significantly increasing the risk of a global economic recession that may affect us or our customers. As the COVID-19 pandemic continues, the reduced physical contact with customers and/or inadequacy of technological systems to support all normal operations under the work-from-home arrangements may adversely impact our business, financial condition and results of operations in the future. The above risks can cause disruption to the operation of our facilities and our operational activities, loss of life, injuries and may impact the wellbeing of our people. Further, if the lockdown in India, the United States and the United Kingdom is extended or re-implemented, it could result in muted economic growth or give rise to a recessionary economic scenario, in India, the United States and the United Kingdom, and globally, which could adversely affect our business, financial condition and results of operations.
COVID-19 has increased several other risks that are described in this section. Some of the specific risks related to the occurrence of COVID-19 that have materialized include:
•
Many of our clients’ business operations, specifically in the TTH vertical, have been negatively impacted resulting in postponement, termination, and suspension of some ongoing projects or services with us and/or reduced demand for our services and solutions;

•
Our ability to continue to deliver service delivery obligations while our employees work from home is sometimes constrained by contractual terms with our clients, and is, therefore, dependent on the requisite approvals received from them. Our service delivery was disrupted, which impacted our revenue and profitability;

•
Restrictions on travel have impacted our ability to assign and deploy people at required locations and times to deliver contracted services, thereby impacting our revenue and/or profitability;

•
Some clients have sought price reductions or discounts provided by us impacting our revenue and/or profitability;

•
Due to financial stress some clients may declare bankruptcy or restructuring or otherwise be under financial stress and so may not pay our receivables thus would negatively impact our profitability and/or cash flows;

•
Increased payment terms requests from clients can impact our cash flows negatively;

•
Our business continuity has been impacted as key geographies in which we operate imposed a lockdown;

•
We incurred higher costs in ensuring our offices are safe and maintaining hygienic workplaces for our employees, and enabling most of our employees to work from home; and

•
We incurred additional costs in procuring and deploying hardware assets and technology infrastructure and data connectivity charges for remote working.

We continue to monitor developments closely as the COVID-19 pandemic develops. The impact of the COVID-19 pandemic on our business will continue to depend on a range of factors that we are not able to accurately predict, including the duration and scope of the pandemic, the geographies impacted, the impact of the pandemic on economic activity in India and globally, and the nature and severity of measures adopted by governments. These factors include but are not limited to significant volatility in financial markets (including exchange rate volatility) and measures adopted by governments and central banks that further restrict liquidity, which may limit our access to funds, leading to shortages of cash. As of the date of this prospectus, there is significant uncertainty relating to the severity of the near- and long-term adverse impact of the COVID-19 pandemic on the global economy, global financial markets and the Indian economy, and we are unable to accurately predict the near- or long-term impact of the COVID-19 pandemic on our business.
Our business could also be materially and adversely affected by the outbreak of other public health epidemics, or the fear of such an outbreak in India or elsewhere. A number of countries in Asia, including India, as well as countries in other parts of the world, are susceptible to contagious diseases and have confirmed cases of diseases including highly pathogenic ones such as the H7N9, H5N1 and H1N1 strains of influenza in birds and swine. Such other pandemics/outbreaks of avian or swine influenza or a similar contagious disease can pose a global threat and could adversely affect the Indian economy and economic activity in the region. Pandemics can create social and economic chaos and could also materially and adversely affect our business, financial condition and results of operations.
Managing the threats posed by a pandemic is critical for business survival and we are unable to accurately predict the near- or long-term impact of any pandemic on our business that may occur in future.
Our business is dependent on our ability to attract and retain highly skilled professionals.
Our business is people and skill-driven and, accordingly, our success depends on our ability to attract, develop, motivate, retain and effectively utilize highly skilled professionals in our offices in India and the United States, among other places. We believe that there is significant competition for talented personnel with such skills in these geographic regions and that such competition is likely to continue for the foreseeable future. We compete for such talented personnel not only with other companies in our industry but also with companies in adjacent industries, such as financial services and technology generally.
Increased hiring and increasing worldwide competition for skilled personnel may lead to a shortage in the availability of suitable personnel in the locations where we operate and hire and, accordingly, we may not be able to retain or hire all of the personnel necessary to meet our ongoing and future business needs.
Our attrition rates among our full-time employees (excluding our BPM employees) were 15.3%, 10.5% and 11.8% for the year ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. We define attrition as the total number of full-time employees with more than six months of work experience with us, who have left us voluntarily during the reporting period, divided by the average number of full-time employees with us during the same period. We calculate our attrition rate in each reporting period based on data for the last 12 months from the last day of each respective reporting period. We may encounter higher attrition rates in the future and a significant increase in the attrition rate among our engineering personnel could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire engineering personnel to meet our business requirements.
If we fail to attract and retain highly skilled engineering personnel, we may not have the necessary resources to properly staff projects, and the failure to successfully compete for such personnel could materially and adversely affect our ability to provide high quality services to our clients. These factors may, as a result, have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic and changing immigration regulations have affected, and will continue to affect, our ability to deploy our personnel around the world.
We use our global delivery platform to service a global client base. As a result, our ability to move our employees throughout the world, whether on a short-term or long-term basis, has been greatly affected by the COVID-19 pandemic and changing immigration regulations around the world. The COVID-19 pandemic has significantly impaired both international travel and on-site working arrangements, which has affected the way we interact with our customers. See “We face risks related to health pandemics that could continue to impact our sales and results of operations.”
Due to the global nature of our operations, we rely on the ability to utilize an international pool of IT employees and deploy them in the countries where we operate pursuant to local work visa requirements.
Our reliance on work visas for a portion of our technology professional employees makes us vulnerable to changes and variations in immigration laws as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Complying with changing immigration regulations could increase our employee costs, visa application and extension costs, and costs related to more complex compliance and audit. In addition, they could adversely affect the ability of our existing or new/future visa-dependent employees from being deployed or otherwise assigned to a new location to work on client projects — thus impacting our current and future revenue.

Before the COVID-19 pandemic, there had been an increase in the number of visa and visa renewal application rejections, predominantly in the U.S. As a result, we encountered delays and additional costs in managing such projects which stemmed from the uncertainty of whether key personnel could join in-country as needed and as planned in terms of timing, productivity and competency. We have seen similar actions in the United Kingdom with its government’s current policy to focus on “net migration.”
Due to a vigorous focus on domestic (local) employment across many markets during the COVID-19 pandemic, immigration restrictions are expected to increase substantially, resulting in increased expenses. The governments of many countries are expected to heighten adjudication standards for visa applications, labor market tests, and/or requirements for change of work locations as the economic impact of the crisis progresses. In particular, restrictions on travel have impacted our ability to assign and deploy people at required locations and time to deliver contracted services, which may impact our ability to service clients.
Many countries throughout the European Union (“EU”) continue to implement new regulations to move into compliance with the EU Directive of 2014 to harmonize immigration rules for intracompany transferees in most EU member states and facilitate the transfer of managers, specialists and graduate trainees both into and within the region. The changes have significant impacts on mobility programs and have led to new notification and documentation-retention requirements for companies sending service providers to EU countries.
Our international expansion strategy and our business, financial condition and results of operations may be materially adversely affected if changes in immigration and work permit laws and regulations or the administration or enforcement of such laws or regulations impair our ability to staff projects with professionals who are not citizens of the country where the work is to be performed.
If we were to lose the services of members of our senior leadership team or other key employees, our business, financial condition and results of operations, including our competitive position and client relationships, may be adversely affected.
The success of our business significantly depends upon the continued services of members of our senior leadership team, particularly Sudhir Singh, our Chief Executive Officer and Executive Director, and other key employees. If Mr. Singh, or one or more of our other senior executives or key employees, are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, including new senior executives and key employees who join us from our acquired companies, in which case our business may be severely disrupted. At the time of this prospectus, we have not procured any “key person” insurance policy which covers the loss of any member of our senior leadership team.
If any members of our senior leadership team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, technical or subject-matter expertise and IT personnel and staff members to them. Such personnel could also make unauthorized disclosure or use of our technical knowledge, business practices or procedures. Non-competition, non-solicitation and non-disclosure arrangements with our senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements in some of the countries in which we operate. If we experience any such unauthorized disclosure or use, our business, financial condition and results of operations may be materially and adversely affected.
A reduction in the outsourcing budgets of, and strategic decisions to reduce the use of third parties by, our existing and prospective clients could affect our pricing and volume of work.
The growth of our business is linked to the outsourcing budgets of our current and prospective clients and their strategic decisions whether to outsource. These elements are affected by many factors which are not within our control, such as changes in general macroeconomic conditions. Companies might decide to reduce their outsourcing budgets due to unfavorable macroeconomic conditions and changes in business needs that have exerted pressure on their margins. A reduction in the outsourcing budgets of our existing or prospective clients, on account of macroeconomic or other factors may also have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, from time to time, there has been negative publicity about experiences associated with offshore outsourcing, such as domestic job loss and theft and misappropriation of sensitive customer data, particularly involving service providers in India. Current or prospective customers may elect to perform certain services themselves or may be discouraged from utilizing global service delivery providers due to negative perceptions that may be associated with using global service delivery models or firms. Any slowdown or reversal of existing industry trends toward global service delivery could seriously harm our ability to compete effectively with companies that provide the majority of their services from within the country in which our customers operate. Similarly, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on us or other third-party service providers.
Companies may change strategies and adopt policies of rationalizing their use of external IT service and solution providers and, instead, perform IT functions in-house or use fewer providers. Companies are also increasingly sensitive to data privacy and cybersecurity issues and data privacy and cybersecurity laws that may discourage them from outsourcing work to third-parties. Moreover, from time to time, negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data, have been publicized, including reports involving IT service and solution providers. As a result, our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore service providers for reasons such as, but not limited to, avoiding harmful publicity or any negative perceptions that may be associated with using an offshore service provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing could materially and adversely impact our business, financial condition and results of operations.
If our existing or prospective clients decide to use their in-house capabilities and reduce their budgets for external IT service and solution providers, it could lead to a reduction in our volumes of work and adversely affect our business, financial condition and results of operations.
If we cannot maintain and expand our existing client base, our business, financial condition and results of operations may be adversely affected.
We believe our ability to add new clients has allowed us to create a balanced and well diversified portfolio of clients. None of our clients contributed more than 10% of our revenues in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020. Our top five clients contributed only 22%, 24%, 28%, 28% and 30% of our revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021, 2020, 2019 and 2018, respectively. Our top ten clients contributed only 33%, 34% and 38% of our revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. In addition, our major clients provide a significant portion of our revenue within particular industry verticals.
The revenues earned from different clients may vary from year to year depending on the discretion of our clients. In addition, our business and prospects are dependent on repeat business from and scaling up business with existing clients. In the six months ended September 30, 2021, 94% of our revenues came from existing customers. In each of the fiscal years ended March 31, 2021 and 2020, 89.0% of our revenues came from existing customers.
Although we have historically had a high retention rate and high repeat business rate for our clients, there can be no assurance that we will continue to retain clients effectively. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business. If we fail to maintain these relationships and successfully obtain new engagements from our existing clients, we may not achieve our revenue growth and other financial goals.
While we seek to become strategic partners with our clients, the services we provide to our clients, and the revenue and income from those services, may decline or vary as the type and quantity of services we provide change over time, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive IT services provider. In addition, a major client in one year may not provide the same level of revenue for us in any subsequent year, or revenue from a particular client may fluctuate, which could lead to volatility in our business. Further, one or more of our major clients could get acquired, and there can be no assurance that the acquirer would choose to use our services in respect of such client to the same degree as previously, if at all.
Our reliance on any individual client may give that client a certain degree of pricing contract terms leverage against us as we negotiate contracts and terms of service. If one of our major clients significantly reduces or withdraws its volume of business with us or materially renegotiates the terms of its agreement with us, our business, financial condition and results of operations may be adversely affected.
Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.
Our ability to implement solutions for our customers, incorporating new developments and improvements in technology that translate into productivity improvements for our customers, and our ability to develop digital and other new service offerings that meet current and prospective customers’ needs, as well as evolving industry standards, are critical to our success. The markets we serve are highly competitive and characterized by rapid technological change which has resulted in deflationary pressure in the price of services, which in turn can adversely impact our margins. Our competitors may develop solutions or services that make our offerings obsolete or may force us to decrease prices on our services, which can result in lower margins. Our ability to develop and implement up-to-date solutions utilizing new technologies that meet evolving customer needs in digital cloud, information technology outsourcing, consulting, industry software and solutions, and application services markets, and in areas such as artificial intelligence, automation, and as-a-service solutions, in a timely or cost-effective manner, will impact our ability to retain and attract customers and our future revenue growth and earnings.
We have created a differentiated service offering, with particular expertise in third-party technologies, such as Pegasystems, as well as created proprietary technologies. This expertise has often developed as a result of strong partnership that we have formed with leading software providers. If we are unable to sustain these partnerships, our ability to retain our differentiated service offerings or offer services related to products created by our partners may erode. Further, if we are unable to attract new partners, we may not be able to create new services offerings or enter into new markets, which may negatively affect our business. Our proprietary technologies, such as our AdvantageGo product offerings for insurance companies, demonstrate our strong product engineering platform capabilities. However, there can be no assurance that our existing and new service offerings can meet prospective customers’ needs and evolving industry standards. If we are unable to continue to execute our strategy and develop and expand our service offerings in a highly competitive and rapidly evolving environment, or if we are unable to commercialize such services and solutions and expand and scale them with sufficient speed and versatility, our growth, productivity objectives and profit margins could be adversely affected.
Technological developments may materially affect the cost and use of technology by our customers. Customers may delay spending under existing contracts and engagements and entering into new contracts while they evaluate new technologies. Such delays can negatively impact our results of operations if the pace and level of spending on new technologies by some of our customers is not sufficient to make up any shortfall from delays from other customers. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our services offering. If we do not sufficiently invest in new technology and adapt to industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our business, financial condition and results of operations, as well as our services and solutions and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.
If we do not succeed in attracting new clients for our technology services and/or growing revenues from existing clients, we may not achieve our revenue growth goals.
We plan to significantly expand the number of clients we serve to diversify our client base and grow our revenues. We continue to invest in marketing and new business development as part of our growth strategy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — Expanding client relationships.” Revenues from a new client often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid revenue growth. Our ability to attract new clients, as well as our ability to grow revenues from our existing clients, depends on a number of factors, including our ability to offer high quality technology services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new clients and to sell additional services to existing clients. If we fail to attract new clients or to grow our revenues from existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.
We operate in a highly competitive environment and may not be able to compete successfully.
The market for technology services in which we operate is highly competitive, characterized by a large number of participants and subject to rapid change. We expect competition to persist and potentially intensify. We believe the principal competitive factors that we face are the provider’s reputation and experience, strategic advisory capabilities, consulting and digital services capabilities, performance and reliability, responsiveness to customer needs, financial stability, corporate governance and competitive pricing of services.
We compete with a wide number of niche, boutique and global service providers on an equal footing based on our differentiating capabilities. Representative competitors in each of these categories includes:
•
Global IT services providers, such as Accenture, Capgemini, Infosys, Tata Consultancy Services, Tech Mahindra, Wipro, and NTT

•
Digital IT services providers, such as Endava, EPAM Systems and Globant

•
India-based IT services providers, such as Larsen & Toubro Infotech and Mindtree

Our competitors may have greater financial, technical, and marketing resources and greater name recognition in target verticals than we do. They may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of their services. Our sales of services could suffer to the extent that clients could obtain services from other IT services firms. Additionally, our existing clients may choose to hire us and our competitors to provide different services, possibly impeding our ability and strategy to scale up business with these existing clients and negatively impacting our results.
In addition, new market entrants may enter our industry and we have faced, and expect to continue to face, competition from such current and future market entrants. The industry may also undergo consolidation, which may result in increased competition in our target markets from larger firms that have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies, processes, and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of market share. We also experience and expect additional competition from competitors who not only compete by providing services which are similar to ours, but also by extending such services with pricing associated with certain countries and regions, which have more competitive cost structures. Further, as a key part of our growth strategy has been, and continues to be, growth through acquisitions, we may face competition for suitable acquisition targets or challenges in negotiating favorable terms relating to such acquisitions. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially impact our business, financial condition and results of operations.
Foreign exchange-related risk could adversely affect our business.
Our functional currency is the Indian Rupee and we incur a significant portion of our expenses in Indian Rupees, while our revenues are primarily denominated in other currencies. In the six months ended September 30, 2021 and the fiscal year ended March 31, 2021, more than 53.8% and 53.0% of our revenues were denominated in US Dollars, more than 21.3% and 22.0% in United Kingdom Pound Sterling and less than 9% of our revenues were in each case denominated in other currencies, primarily the Indian Rupee,

Euro and Australian Dollars. We are exposed to the risks associated with foreign exchange fluctuation as there is a mismatch in our costs and revenues currencies. The business’ financial performance or financial position will be affected by changes in the exchange rates between currencies. The three types of risk include transaction risk, economic risk, and translation risk. Any appreciation/depreciation of the base currency or the depreciation/appreciation of the denominated currency will affect the cash flows emanating from that transaction. Fluctuations in the exchange rate could adversely affect this conversion resulting in a mismatch in our costs and revenue currencies, which could adversely affect our business, financial condition and results of operations.
As a result the increased volatility in the foreign exchange currency markets, there may be demand from our clients that the impact associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian Rupees. We expect our revenues will continue to be generated in foreign currencies, including the US Dollar, the Euro, and the United Kingdom Pound Sterling, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian Rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of sales, gross margin and net income, and may have a negative impact on our business, financial condition and results of operations.
We use derivative financial instruments such as foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates. Our purchase of these derivative instruments, however, may not be adequate to insulate ourselves from foreign currency exchange risks. We may incur losses due to unanticipated or significant intra quarter movements in currency markets which could have an adverse impact on our profit margin and results of operations. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively. In addition, the laws of India limit the duration and amount of such arrangements. Further, the policies of the Reserve Bank of India (“RBI”) may change from time to time which may limit our ability to hedge our foreign currency exposures adequately or make the costs of hedging uneconomic for us. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the Rupee and foreign currencies. As a result, if we are unable to manage risks related to foreign exchange, our business, prospects, financial condition and results of operations could be adversely affected.
Baring Private Equity Asia’s substantial shareholding in our Company severely limits the ability of our other shareholders to influence matters requiring shareholder approval and could adversely affect our other shareholders and the interests of Baring Private Equity Asia could conflict with the interests of other shareholders.
As of September 30, 2021, Baring Private Equity Asia, through Hulst B.V.’s shareholding in us, beneficially held approximately 50.2% of our total outstanding equity shares, representing a majority of the voting rights of our equity shares. Hulst B.V. will be one of our selling shareholders. Upon completion of this offering, Hulst B.V. will own approximately     % of our outstanding equity shares, assuming the underwriters do not exercise their option to purchase additional shares of our equity shares from Hulst B.V. as a selling shareholder.
While we have not entered into any shareholders agreement with Hulst B.V., or any of its affiliates, we expect that Hulst B.V.’s significant ownership interest will allow Baring Private Equity Asia to continue to exert a significant degree of influence or actual control over our management and affairs and over matters requiring shareholder approval, including the appointment of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. Four of our Non-Executive Directors, Mr. Hari Gopalalkrishnan, Mr. Kirti Ram Hariharan, Mr. Patrick John Cordes and Mr. Kenneth Tuck Kuen Cheong, are employees of, and have duties to, Baring Private Equity Asia and/or its affiliates and have been nominated to our board by Hulst B V.
This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. Baring Private Equity Asia, through Hulst B.V.’s significant voting interest in us, may also discourage or block transactions involving a change of control of us, including transactions in which you, as a shareholder, might otherwise receive a premium for your shares over the then-current market price. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our equity shares to decline or prevent such price from increasing or prevent our shareholders from realizing a premium over the market price for their equity shares. Moreover, neither Baring Private Equity Asia nor Hulst B.V. is prohibited from selling a controlling interest in us to a third party and may do so without your approval. Accordingly, the equity shares held by you may be worth less than they would be if Baring Private Equity Asia and/or Hulst B.V. did not maintain voting control over us.
In addition, the interests of Baring Private Equity Asia and/or Hulst B.V. could conflict with the interests of other shareholders. In particular, Baring Private Equity Asia, as well as certain of our directors that are officers and employees of Baring Private Equity Asia, are, or may in the future become, affiliated with entities that are engaged in a similar business as us. For example, Baring Private Equity Asia, through the investment portfolios that it manages, controls Hexaware Technologies and Virtusa Corporation, which offer similar services as us in some of the same verticals, such as banking and financial services, travel and healthcare, as well as Citiustech Healthcare Technology Private Limited and TELUS International (Cda) Inc., which operate in the broader technology and BPM sectors. Mr. Hariharan and Mr. Gopalakrishnan are officers and/or directors in the corporate group that owns Virtusa Corporation. Mr. Cheong is a member of the board of directors of TELUS International (Cda) Inc. Mr. Gopalakrishnan is a member of the board of directors of Citiustech Healthcare Technology Private Limited. All of the directors employed by Baring Private Equity Asia are also officers and/or members of boards of a number of other Baring Private Equity Asia affiliates and portfolio companies. Baring Private Equity Asia and our directors are also not prohibited from sponsoring, promoting, investing or otherwise becoming involved with, any other companies. While these other companies that Baring Private Equity Asia controls currently target different market segments within the broader industry verticals in which we operate, there can be no assurances that we will not compete directly with Baring Private Equity Asia, Hulst B.V. and/or their affiliates, these companies or any other portfolio company in the future. Furthermore, none of Baring Private Equity Asia and/or Hulst B.V., their affiliates, these companies or any other portfolio company or fund, nor any of their officers, directors, agents, shareholders, members or current or future partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate.
For additional information about the shareholding of Baring Private Equity Asia and/or Hulst B.V., see “Principal and Selling Shareholders.”
Our revenues are highly dependent on our clients primarily located in the Americas and EMEA and our industry-based verticals. Worsening economic conditions or factors that negatively affect the economic health of geographies and markets in which we have a presence could reduce client demand for our services.
Our revenues are concentrated in geographies in the Americas, including the United States, and EMEA, including the United Kingdom. During the six months ended September 30, 2021, 52%, 34% and 14% of our revenues were derived from the Americas, EMEA, and the rest of the world, respectively. During the fiscal year ended March 31, 2021, 48%, 37% and 15% of our revenues were derived from the Americas, EMEA, and the rest of the world, respectively. If the economies in the Americas and EMEA weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Any adverse impact on these local economies may have an adverse impact on the growth of our business, financial condition and results of operations.
The medium to long-term effects of Brexit on our business will depend on the implementation of trade agreements that the United Kingdom made with the European Union and other countries to retain access for its goods and services to respective markets. Brexit therefore creates an uncertain economic environment in the United Kingdom and potentially across other European Union member states for the foreseeable future. We are exposed to the economic, market and fiscal conditions in the United Kingdom and the European Union and to changes in any of these conditions.
If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes and our business, financial condition and results of operations may be materially and adversely affected.

Our revenues are highly dependent on our clients in three key industries. Worsening economic conditions or factors that negatively affect clients in these industries could reduce client demand for our services.
Our revenues are concentrated in our three primary industry-based verticals, namely Insurance, BFS and TTH. All of our other industry verticals are aggregated as part of the All Others vertical we present in our financial statements. During the six months ended September 30, 2021, 30%, 23%, 19% and 29% of our revenues were derived from Insurance, BFS, TTH, and All Others, respectively. During the fiscal year ended March 31, 2021, 32%, 17%, 19% and 31% of our revenues were derived from Insurance, BFS, TTH, and All Others, respectively. Any impact on these industries may have an adverse impact on our revenues. For instance, the revenue share of our TTH vertical declined from 28% in the fiscal year ended March 31, 2020 to 19% in the fiscal year ended March 31, 2021 and the six months ended September 30, 2021, as the TTH industry was, in general, adversely impacted, primarily due to the slowdown in travel as a result of the COVID-19 pandemic. In addition, during the global financial crisis, our clients in the BFS vertical were particularly affected. Our clients are also concentrated in certain highly regulated industries that are, or may be, increasingly subject to governmental regulation, sanctions and intervention. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues. Any economic or political event or regulatory developments or worsening economic conditions affecting our clients in the Insurance, BFS and TTH verticals could cause our clients to reduce their ability to purchase our services and may adversely affect our business, financial condition and results of operations.
We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources.
We have experienced rapid growth and significantly expanded our business over the past several years, both organically and through strategic acquisitions. For example, our revenue from operations increased 37% between the six months ended September 30, 2021 and 2020, and increased 11.4% between the fiscal years ended March 31, 2021 and 2020, respectively. This growth has been both organically generated from existing operations as well as inorganically through strategic acquisitions in complementary businesses, including WHISHWORKS in April 2019 and SLK Global in April 2021.
We intend to continue to grow our business in the foreseeable future and to pursue existing and potential market opportunities. Our rapid growth has placed, and will continue to place, significant demands on our leadership team and our administrative, operational and financial infrastructure. In particular, continued expansion increases the challenges we face in:
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recruiting, training, retaining and integrating sufficiently skilled engineering personnel and management personnel;

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adhering to and further improving the quality of our services and process execution standards and maintaining client satisfaction;

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enhancing or maintaining our internal controls to ensure timely and accurate reporting of all of our operations, particularly as we integrate new acquisitions, which will also require us to monitor and fulfill certain post-closing obligations;

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maintaining effective oversight of personnel and global delivery centers;

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scaling up our business with, and growing our revenues from, existing clients;

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managing our expanding client base and entry into new verticals and maintaining client relationships as we expand;

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developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

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preserving our culture, values and entrepreneurial environment.

We have also increased the size and complexity of the projects that we undertake for our clients and intend to seek opportunities for larger and more complex projects in the future. As we add new delivery centers, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, including navigating unfamiliar environments or cultures and dealing with different compliance or regulatory landscapes, and we may not be able to mitigate these risks and challenges to successfully grow those services or markets. As a result, we may not be able to achieve our anticipated growth or successfully execute large and complex projects, which could have a material adverse effect on our revenue, results of operations, business and prospects.
New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
We are subject to a variety of laws, regulations and industry standards in the countries in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, privacy, information security, labor and employment, immigration, data protection, import and export practices, marketing and communication practices. Such laws, regulations and standards are subject to changes and evolving interpretations and applications, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, especially as we introduce new solutions and services and expand into new jurisdictions.
Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure create uncertainty for our compliance efforts and may result in added compliance costs. India has witnessed sweeping changes to its corporate law regime over the past few years. The changes introduced by the Companies Act, 2013, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (“SEBI Listing Regulations”) and Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, as amended (the “SEBI Insider Trading Regulations”) are far-reaching and often untested and have added complexity to our corporate compliance regime. In the past, we have entered into a settlement with SEBI with respect to alleged violation of certain provisions of the SEBI Listing Regulations. While this matter is no longer outstanding, there is no assurance that SEBI or the stock exchanges will not issue show cause notices or impose penalties or take other actions in future, against us, with respect to any other alleged non-compliance. Furthermore, if we are deemed to have violated any regulation or law in a jurisdiction in which we operate and/or where a delivery center is located, then we may be subject to fines and other expenses related to non-compliance or remediation. In addition, we are also increasingly subject to United States regulations such as the Foreign Corrupt Practices Act and regulations relating to economic sanctions.
Our business operations must be conducted in accordance with a number of sometimes conflicting government regulations in the various jurisdictions in which we operate, including consumer laws, as well as trade restrictions and sanctions, tariffs and labor relations. We are also subject to work permit, visa and immigration and other laws, regulations and requirements with respect to our employees in the countries in which we operate. In the event that we fail to comply with and may in the future fail to comply with such laws and regulations due to timing constraints and other reasons, which could subject us and our officers, directors and employees to liability and otherwise adversely impact our business.
We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and an increasing amount of time and attention of management in ensuring compliance in related activities.
In addition, it may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members and executive officers could face an increased risk of personal liability in connection with their performance of duties and our regulatory reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
Any of the foregoing risks could have an adverse effect on our business, financial condition and results of operations.
We are vulnerable to cyber-attacks, computer viruses, ransomware and electronic break-ins which could disrupt our operations and have a material adverse effect on our business, financial performance and results of operations.
As a provider of outsourced IT and research and development services, cyber-attacks, computer viruses and hacking activities may cause material adverse effects on our business, financial performance and results of operations. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our email and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses, ransomware and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.
In addition, if our IT professionals make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our revenues or a claim for substantial damages against us. Any failure or inability to meet a contractual requirement could seriously damage our reputation, give rise to claims and liability and affect our ability to attract new businesses. The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, breach of cybersecurity or unauthorized access to confidential information relating to our clients and operations could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and materially adversely affect our business, financial condition and results of operations.
Under our contracts with our clients, our liability for breach of our obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for substantial damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.
Our business is subject to evolving laws regarding privacy, data protection and other related matters. Many of these laws are subject to change and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, which may harm our business.
We and our clients are subject to laws and regulations that prescribe how we handle matters including privacy and data protection, content, intellectual property, data security, data retention and deletion, protection of personal information, electronic contracts and other communications. The introduction of new products or expansion of our activities has and will continue to subject us to additional laws and regulations. The U.S. federal and various U.S. state and non-U.S. governments have adopted or proposed limitations on, or requirements regarding, the collection, retention, storage, use, processing, sharing, and disclosing of personal information. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the collecting, retaining, storing, using, processing, sharing, and disclosing of personal information, and on the security measures applied to such information. Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection, retention, storage, use, processing, sharing, and disclosing of personal information obtained from individuals located, or business operating, in the such countries. For example, the European Union General Data Protection Regulation (“GDPR”) became effective on May 25, 2018, and has resulted and will continue to result in significantly greater compliance burdens and costs for companies with customers, users, or operations in the European Union. In addition, the exit of the United Kingdom from the European Union has created two parallel data protection regimes, with the UK law mirroring the GDPR many ways, including with respect to potential fines and penalties.
In India, there are a number of potential changes to the regulations relating to non-personal data, the privacy and data protection laws that may subject us to additional potential compliance requirements. We are also required to comply with numerous existing laws and regulations in India that address cybersecurity and data protection, including the Indian Information Technology Act, 2000 and the rules thereof, the Indian Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011 and the recently introduced Indian Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, all of which influence the way in which we operate our business. Any perceived or actual breach of laws, regulations and standards could result in investigations, regulatory inquiries, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned solutions and services, or otherwise negatively impact our business.
The laws and regulations applicable to us are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently with our current policies and practices. Proposed legislation and regulations could also significantly affect our business. Any changes in existing and proposed laws and regulations could be costly to comply with and could delay or impede the development of new products adversely affect the growth of our business and may also result in increase in our operating costs and result in penalties, fines or other liability if we are unable to comply.
If we fail to comply with new or changed laws or regulations regarding privacy, data protection and other related matters, our business and reputation may be harmed. See “— We are vulnerable to cyber-attacks, computer viruses, ransomware and electronic break-ins which could disrupt our operations and have a material adverse effect on our business, financial performance and results of operations” and “ — We face risks related to the storage of customers’ and their end users’ confidential and proprietary information.”
We face risks related to the storage of customers’ and their end users’ confidential and proprietary information.
Our digital capabilities (including cognitive, digital, cloud, data, and integration and automation) involve the storage of our customers’ confidential and proprietary data. We have effective internal control mechanisms in place which are designed to maintain the confidentiality and security of our customers’ confidential and proprietary data stored in our internal systems. However, any accidental or willful security breaches or other unauthorized access to these data could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We may be unable to anticipate these techniques or implement adequate preventative or reactionary measures.
Anti-outsourcing legislation, if adopted, could materially adversely affect our business, financial condition and results of operations and impair our ability to provide services in countries in which our clients operate.
The issue of companies outsourcing services to organizations operating in other countries is a topic of political discussion in many countries, including the United States. Many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT services providers and the loss of jobs in their home countries. For example, measures aimed at limiting or restricting outsourcing by U.S. companies are periodically considered in Congress and in numerous state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs in the U.S. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore IT services providers. Given the ongoing debate over this issue, the introduction and consideration of other restrictive legislation is possible. If enacted, such measures may broaden restrictions on outsourcing by federal and state government agencies and on government contracts with firms that outsource services directly or indirectly, impact private industry with measures such as tax disincentives or intellectual property transfer restrictions, and/or restrict the use of certain business visas. In the event that any of these measures becomes law, our ability to service our clients could be impaired and our business, financial condition and results of operations could be materially adversely affected.
Legislation enacted in certain European jurisdictions and any future legislation in Europe or any other country in which we have clients restricting the performance of services from an offshore location could also materially adversely affect our business, financial condition and results of operations. For example, legislation enacted in the United Kingdom, based on the 1977 EC Acquired Rights Directive, has been adopted in some form by many European Union countries, and provides that if a company outsources all or part of its business to an IT services provider or changes its current IT services provider, the affected employees of the company or of the previous IT services provider are entitled to become employees of the new IT services provider, generally on the same terms and conditions as their original employment. In addition, dismissals of employees who were employed by the company or the previous IT services provider immediately prior to that transfer are automatically considered unfair dismissals that entitle such employees to compensation. As a result, in order to avoid unfair dismissal claims, we may have to offer, and become liable for, voluntary redundancy payments to the employees of our clients who outsource business to us in the United Kingdom and other European Union countries who have adopted similar laws. This legislation could materially affect our ability to obtain new business from companies in the United Kingdom and EU and to provide outsourced services to companies in the United Kingdom and EU in a cost-effective manner.
In addition, from time to time, there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data. Current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore IT services providers to avoid negative perceptions that may be associated with using an offshore IT services provider. Any slowdown or reversal of the existing industry trends toward offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the countries in which our clients operate.
We may fail to identify or successfully acquire target businesses and our acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.
We have gained new clients, enhanced our service capabilities and expanded our geographic reach through selective acquisitions, such as SLK Global and WHISHWORKS. We plan to continue to seek potential acquisition opportunities. However, we compete with other companies to acquire target businesses and we may not be able to identify or successfully acquire such businesses. If we fail to integrate or manage acquired companies efficiently, or if the acquired companies are difficult to integrate, divert management resources or do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our business, financial condition and results of operations, as well as overall growth prospects, could be materially adversely affected.
Acquired businesses may have operating, financial or other issues that we fail to discover through due diligence or that may be greater than what we anticipate prior to the acquisition. In particular, to the extent that prior directors, officers or any shareholder of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to clients or performed services that are subsequently found to have been defective, we, as the successor owner, may be financially responsible for these violations and failures and may suffer financial or reputational harm or otherwise be adversely affected. Similarly, our acquisition targets may not have robust compliance and internal controls over financial reporting. As a result, certain acquisitions could result in increased liabilities or impairment charges to goodwill or intangible assets, or adjustments to our financial statements. Additionally, we might become involved in litigation that we have inherited from the acquired businesses or potential litigation against the sellers of the acquired businesses.
Integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:
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potential inability to achieve the operating synergies anticipated in the acquisitions including anticipated cost savings and additional revenue opportunities;

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diversion of management attention from ongoing business concerns to integration matters;

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retaining clients from the acquired businesses;

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complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;

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retaining personnel and other key employees and achieving minimal unplanned attrition;

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inability to prevent key employees from the acquired businesses from joining or starting competing businesses;

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integrating personnel from different corporate or other cultures while maintaining focus on providing consistent, high quality service as well as ensuring the personnel joining from acquired businesses meet our standards;

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demonstrating to our clients and to clients of acquired businesses that the acquisition will not result in adverse changes in client service standards or business focus;

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possible cash flow interruption or loss of revenue as a result of transitional matters; and

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consolidating and rationalizing information technology platforms and administrative infrastructure.

The failure to meet these integration challenges could seriously harm our reputation as well as financial condition and results of operations. If we do not integrate our acquired companies well, we may suffer losses, dilute value to shareholders or may not be able to take advantage of appropriate investment opportunities.
Our investment costs incurred in developing our software products and platforms may not yield the intended results and can adversely impact our results of operations.
Our investments in technology may not yield the intended results, especially from our research and development. Research and development investments and the consequent adoption of new technology solutions, patents, intellectual property and software products on an ongoing basis are essential elements of our business strategy. This helps us to move up the value chain and be a more relevant technology partner to our customers. While we strive to ensure that our research and development expenditure will yield a sustained customer base and increased revenue, customer buy-in for any new investments in research and development carries with it a possibility of not yielding expected investment results, thereby hampering our growth prospects.
We do not have binding long-term commitments from our clients and our clients may choose not to renew contracts, or terminate contracts before completion and without cause.
We generally do not have binding long-term agreements with clients, and therefore our clients can terminate many of our master service agreements and the purchase orders and procurement contracts under these agreements with or without cause with no or short notice. Although a substantial portion of our business consists of business with repeat clients, the volume of work performed for a specific client is likely to vary from year to year. Therefore, we continually seek new engagements with our existing clients throughout engagements. We must also seek to maintain multi-year close relationships with existing clients to develop a thorough understanding of their businesses and secure new clients to expand our business. There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including adverse financial condition of a client, insolvency or bankruptcy or a budget reduction, a change in the outsourcing strategy of the client, mergers and acquisitions activity involving the client or sudden ramp-downs in projects due to an uncertain economic environment. In addition, our profit margins may suffer as a result of decreased utilization of our workforce if we are not able to immediately redeploy our staff. Further, given the short duration of the contracts that we typically enter into with our clients, these contracts expire from time to time, and clients may choose not to renew their relationships with us. An inability to renew these contracts on favorable terms and in a timely manner or at all, may materially and adversely affect our business and financial condition.
The ability of our clients to terminate agreements makes our future revenues uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which could materially and adversely affect our business, financial condition and results of operations.

If our pricing structures do not accurately anticipate the cost, complexity and duration of our work, then our contracts could be unprofitable.
We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, we may use time and materials pricing, fixed-price arrangements, or hybrid contracts with features of both pricing models. We also undertake element or transaction-based pricing, which relies on a certain scale of operations to be profitable for us. Our pricing is highly dependent on the client and our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate.
There is a risk that we will underprice our contracts, fail to accurately estimate the duration, complexity and costs of performing the work or fail to accurately assess the risks associated with potential contracts. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies across geographically distributed service centers. Furthermore, when work gets outsourced, we occasionally take over employees/assets from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational initiatives and other endeavors that we expect to achieve and sustain over the life of the outsourcing contract, but which may not generate revenue in the short term or which we may not achieve or sustain at all.
Furthermore, we cannot guarantee our ability to maintain favorable pricing terms beyond the date that pricing terms are fixed pursuant to a written agreement. Should economic circumstances change, such that clients and/or suppliers find it beneficial to change or attempt to renegotiate such pricing terms in their favor, we cannot assure you that we will be able to withstand a price decrease or achieve a favorable outcome in any such negotiation. Any adverse change in our pricing terms would adversely affect our profit margins which would have an adverse effect on our business, financial condition and results of operations.
Our profitability will suffer if we are not able to maintain our employee utilization levels, productivity levels and employee costs.
Our profitability is significantly impacted by our utilization levels of fixed-cost resources, including human resources as well as other resources such as computers and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and strategic acquisitions, which has resulted in a significant increase in our headcount and fixed overhead costs.
Some of our IT professionals are specially trained to work for specific clients or on specific projects and some of our offshore delivery centers are dedicated to specific clients or specific projects. Our ability to manage our utilization levels depends significantly on our ability to hire and train high-performing IT professionals and to staff projects appropriately, as well as on the general economy and its effect on our clients and their business decisions regarding the use of our services. If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated IT professionals or facilities, we may not be able to efficiently reallocate these IT professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.
In addition, competition for highly skilled personnel may require us to increase salaries, and we may be unable to pass on these increased costs to our clients. Salaries for IT personnel in the IT services and solutions industry may increase at a faster rate than in the past, which ultimately may make us less competitive unless we are able to increase the efficiency and productivity of our personnel in addition to the prices we can charge for our services. These factors may, as a result, have a material adverse effect on our business, financial condition and results of operations.
Our failure to complete fixed-price and fixed-period contracts, or transaction-based priced contracts, within budget and on time, may adversely impact our business, financial condition and results of operations.
In response to our clients’ requests and in line with industry practice, we offer a portion of our services on a fixed-price, fixed-period basis, rather than on a time-and-materials basis, a trend that has been increasing over time. For the six months ended September 30, 2021, 54% of our revenues were from fixed-price projects, while 46% of our revenues were from time-and-material contracts, compared to the six months ended September 30, 2020, where 53% of our revenues were from fixed-price projects and 47% of our revenues were from time-and-material projects. For the fiscal year ended March 31, 2021, 54% of our revenues were from fixed-price projects, while 46% of our revenues were from time-and-material contracts, compared to the fiscal year ended March 31, 2020, where 48% of our revenues were from fixed-price projects and 52% of our revenues were from time-and-material projects. Despite using our knowledge, processes and past project experience to reduce the risks associated with the estimation process, we bear the risk of cost overruns, including increased costs of third parties, completion delays and wage inflation in connection with fixed price and fixed period projects. This may adversely affect our business, financial condition and results of operations.
We may also fail to obtain renewals or provide ongoing services, the loss of which prevents us from realizing long-term cost savings. In particular, any increased or unexpected costs, or wide fluctuations compared to our original estimates, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of fixed price and fixed period, contracts including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin, business, financial condition and results of operations in the future.
Incorrect or improper implementation or use of our or third-party software or inability of our or third-party platforms to integrate other third-party software or hardware could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.
Our and third party sublicensed or resold software is deployed in a wide variety of complex technology environments, and our ability to increase sales of such software subscriptions and platforms for use in such deployments is important for our success. Our platform must also integrate with a variety of operating systems, software applications and hardware developed by others. We often assist our customers in achieving successful implementations for large, complex deployments. If we or our customers are unable to implement our software successfully or are unable to do so in a timely manner, or if we are unable to devote the necessary resources to ensure that our solutions interoperate with other software, systems and hardware, customer perceptions of us may be impaired, our reputation and brand may suffer and customers may choose not to increase their use of our software.
Once our platform is implemented on our customers’ selected hardware, software or cloud infrastructure, our customers may depend on our support services to help them take full advantage of the solutions that we have developed for them, quickly resolve post-deployment issues and provide effective ongoing support. If we do not offer high-quality services, our ability to sell our offerings to existing customers would be adversely affected. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English.
Defects or malfunctions in our products and service offerings could hurt our reputation, sales, and profitability and give rise to warranty claims and other liability.
The acceptance of our products and services depends upon our effectiveness and reliability. Our products and service offerings are complex and are continually being modified and improved, and as such may contain undetected defects or errors when first introduced or as new digital solutions are being implemented. To the extent that defects or errors cause our products to malfunction and our customers’ use of our products is interrupted, our reputation could suffer, and our potential revenues could decline or be delayed while such defects are remedied. We may also be subject to liability for the defects and malfunctions.
There can be no assurance that, despite our testing, errors will not be found in our products or new digital solutions, resulting in loss of future revenues or delay in market acceptance, diversion of development resources, damage to our reputation, adverse litigation, or increased service, any of which would have a material adverse effect upon our business, results of operations, and financial condition.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.
Our success depends on the efficient and uninterrupted operation of our servers and communications systems. A failure of our network or data gathering procedures could impede services. While our operations have disaster recovery plans in place, they might not adequately protect us. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a server failure, we could be required to transfer our client data collection operations to an alternative provider of server hosting services. Such a transfer could result in delays in our ability to deliver our products and services to our clients.
Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business, financial condition and results of operations. Although we carry property and business interruption insurance for our business operations, our coverage might not be adequate to compensate us for all losses that may occur. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others, including under our agreements with our customers. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in India, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business, financial condition and results of operations may be materially and adversely affected.
We face risks associated with having a long selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.
We have a long selling cycle for our IT services, which requires significant investment of human resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other IT services providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. If our sales cycle unexpectedly lengthens for one or more large projects, it would negatively affect the timing of our revenues and hinder our revenues growth. For certain clients, we may begin work and incur costs prior to signing the contract. A delay in our ability to obtain a signed agreement or other persuasive evidence of an arrangement, or to complete certain contract requirements in a particular quarter, could reduce our revenues in that quarter.

Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. Any significant failure to generate revenues or delays in recognizing revenues after incurring costs related to our sales or services process could materially adversely affect our business, financial condition and results of operations.
Lack of liquidity or access to capital could impair our business and financial condition.
Liquidity, or ready access to funds, is essential to our business. We expend significant resources investing in our business, particularly with respect to our technology and service platforms. As a result, reduced levels of liquidity could have a significant negative effect on us. Some potential conditions that could negatively affect our liquidity include:
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illiquid or volatile markets;

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diminished access to debt or capital markets;

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unforeseen cash or capital requirements; or

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regulatory penalties or fines, or adverse legal settlements or judgments.

The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to ours. Without sufficient liquidity, we could be required to limit or curtail our operations or growth plans, and our business would suffer. Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of client funds associated with the settlement of client transactions in securities markets. These timing differences are funded either with internally generated cash flow or, if needed, with funds drawn under our revolving credit facility. We may also need access to capital in connection with the growth of our business, through acquisitions or otherwise. In the event current resources are insufficient to satisfy our needs, we may need to rely on financing sources such as bank debt. The availability of additional financing will depend on a variety of factors such as:
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market conditions;

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the general availability of credit;

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the volume of trading activities;

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the overall availability of credit to the financial services industry;

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our credit ratings and credit capacity; and

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the possibility that our lenders could develop a negative perception of our long- or short-term financial prospects as a result of industry- or company-specific considerations. Similarly, our access to funds may be impaired if regulatory authorities or rating organizations take negative actions against us.

Disruptions, uncertainty, or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy statutory capital requirements, generate commission, fee and other market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility.
Creditworthiness of our clients may fluctuate due to macroeconomic conditions and various other factors that may adversely impact our ability to collect fees for the services rendered to them.
Due to fluctuations in macroeconomic conditions and various other factors, there may be financial instability in our clients. This could affect their ability to fulfill their obligations to their vendors on time resulting in a downward revision of their credit ratings and their ability to raise funds. Any change in the financial position of our customers that adversely affects their ability to pay us may adversely affect our business, financial condition and results of operations.
Impairment of goodwill and intangibles that we carry on our balance sheet could adversely impact our business, financial condition and results of operations in the future.
Goodwill and intangibles are subject to impairment review at a periodic basis or in case of a significant adverse event under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our business, financial condition and results of operations.
Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below our projections, ambitions and expectations of investors and market analysts, which could cause the market price of our equity shares and ADSs to decline.
Our results historically have fluctuated, may fluctuate in the future and may fail to match our past performance, our projections or ambition or guidance, our internal expectations or the expectations of investors due to a number of factors, including:
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our expectations regarding the potential impacts on our business of the COVID-19 pandemic;

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the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making processes of our clients;

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increased pricing pressure from our competitors;

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our ability to increase sales of our services to new customers and expand sales to our existing customers;

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our ability to relocate employees to different global delivery centers where they are needed;

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industry consolidation leading to stronger competitors that are able to compete better;

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competitors being more established in certain markets, making our geographic expansion strategy in those markets more challenging;

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the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

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changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue and that affect purchasing patterns among our customers of servers, communication devices and other products;

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unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

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our ability to accurately forecast our clients’ demand patterns to ensure the availability of trained employees to satisfy such demand;

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the mergers, acquisitions or consolidation transactions affecting our clients that may reduce their overall outsourcing requirements or result in their consolidating their outsourcing arrangements with other suppliers;

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the effect of increased wage pressure in India and other locations and the time we require to train and productively utilize our new employees;

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our ability to generate historical levels of yield on our investments; and

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our ability to identify, acquire and integrate new businesses.

A significant portion of our total operating expenses, particularly personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects may cause significant variations in results of operations in any particular period. While we believe that we have a flexible business model which can mitigate the negative impact of an uncertain or slow growing economy as well as changes in client demand and pricing pressures, we may not be able to sustain historical levels of profitability.
There are also other factors that are not within our control that could cause significant variations in our results in any particular period. These include:
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the continuing impact of COVID-19 variants and the effectiveness of COVID-19 vaccines;

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the duration of tax holidays or exemptions and the availability of other incentives provided by the Government of India;

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currency exchange fluctuations, specifically movement of the Indian Rupee against the US Dollars, the Pound Sterling and the Euro, as a significant portion of our revenues are in these currencies;

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political uncertainties, changes in regulations, or other economic factors, including economic conditions in India, the United States, the United Kingdom, the EU, the Middle East and other geographies in which we operate;

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uncertain or changing economic conditions particular to a business segment or to particular customer markets within that segment; and

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increase in cost of operations in countries in which we operate on account of changes in minimum wage regulations.

Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. It is possible that in the future some of our periodic results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.
Employee misconduct or error could harm us by impairing our ability to attract and retain customers and subjecting us to significant legal liability and reputational harm; moreover, this type of misconduct is difficult to detect and deter and error is difficult to prevent.
Employee misconduct or error could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. It is not always possible to deter employee misconduct, and the precautions taken to prevent and detect employee misconduct may not always be effective. Misconduct by employees could include engaging in improper or unauthorized transactions or activities, failing to properly supervise other employees, or improperly using confidential information. Employee errors, including mistakes in executing, recording or processing transactions for customers, could cause us to enter into transactions that customers may disavow and refuse to settle, which could expose us to the risk of material losses even if the errors are detected and the transactions are unwound or reversed. If our customers are not able to settle their transactions on a timely basis, the time in which employee errors are detected may be increased and our risk of material loss could increase. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. It is not always possible to deter employee misconduct or error, and the precautions we take to detect and prevent this activity may not be effective in all cases.
There may be adverse tax and employment law consequences if the independent contractor status of some of our personnel or the exempt status of our employees is successfully challenged.
In several countries, such as the United States and the United Kingdom, certain of our personnel are retained as independent contractors. The criteria to determine whether an individual is considered an independent contractor or an employee are typically fact sensitive and vary by jurisdiction, as can the interpretation of the applicable laws. If a government authority changes the applicable laws or a court makes any adverse determination with respect to independent contractors in general or as to one or more of our independent contractors specifically, we could incur significant costs, including for prior periods, for tax withholding, social security taxes or payments, workers’ compensation and unemployment contributions, and recordkeeping, or we may be required to modify our business model, any of which could materially adversely affect our business, financial condition and results of operations, thus increasing the difficulty in attracting and retaining personnel.
We might be required to use open-source software in providing services to our clients. There are risks associated with the use of open-source software and that may have an adverse effect on our results of operations and financial condition.
We may be required to use open-source software in providing services to our clients. Further, some of our clients may also be using open-source software on which some of our products and services may need to operate. There are significant benefits and risks associated with open-source software. If a company were to buy a commercial closed source solution for enterprise use, there is an elaborate procedure followed for finalizing and purchasing a product. This includes requirement analysis, defining acceptance criteria, evaluating the product, security considerations, etc. An open-source product, however, might not undergo this kind of evaluation. This could pose business and security risks and lead to some unanticipated costs and may have an adverse effect on our results of operations and financial condition.
Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release or license the source code of our proprietary software to the public. From time to time, we may be subject to claims asserting ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, requiring us to provide attributions of any open source software incorporated into our distributed software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to re-engineer our software or change our products or services, any of which may have an adverse effect on our results of operations and financial condition.
We may be subject to litigation risks in the ordinary course of business that, if adversely determined, may adversely impact our business, financial condition and results of operations.
We are currently not a party to any material legal or administrative proceedings, however we may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business or otherwise. We cannot assure you that any such litigations and legal proceedings will be decided in our favor or that no further liability will arise out of these proceedings. Furthermore, such legal proceedings could divert management time and attention and consume our financial resources. An adverse result on any litigation matter could require that we pay substantial damages, or cause us not to recover amounts owed to us leading to write-off of our receivables or other assets or, in connection with any intellectual property infringement claims, could require that we pay ongoing license fees or prevent us from selling certain of our products. Litigation and disputes could also adversely affect our reputation, and may cause clients to not want to use us. There can be no assurance that there will not be any new developments in relation to these proceedings, such as a change in law or rulings against us by courts or tribunals, such that we may face losses and may have to make provisions in our financial statements, which could increase our expenses and liabilities. In addition, if we decide to settle any litigation, the settlement could lead to incurring significant costs and harm to our reputation. A settlement or an unfavorable result on any litigation matter may have a significant adverse effect on our business, financial condition and results of operations.
Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our results of operations and financial condition.
While we believe that the insurance coverage we maintain is customary for businesses like ours, there can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not change substantially. Our insurance policies are subject to exclusions, deductibles and limitations. Although we carry property and business interruption insurance for our business operations, our coverage might not be adequate to compensate us for all losses that may occur. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected. In addition, there may be certain risks for which we are unable to insure at a reasonable cost, or at all.
If our risk management, business continuity and disaster recovery plans are not effective and our global delivery capabilities are impacted, our business, financial condition and results of operations may be materially adversely affected and we may suffer harm to our reputation.
Our business model is dependent on our global delivery capabilities, which include coordination between our operations in India, our other global and regional internet data centers, the offices of our clients and our associates worldwide. System failures, outages and operational disruptions may be caused by factors outside of our control, such as hostilities, political unrest, terrorist attacks, natural disasters (including events that may be caused or exacerbated by climate change), and public health emergencies and pandemics, such as the COVID-19 pandemic, affecting the geographies where our people, equipment and clients are located. Our risk management, business continuity and disaster recovery plans may not be effective at preventing or mitigating the effects of such disruptions, particularly in the case of catastrophic events or longer-term developments, such as the impacts of climate change. See “Business — Risk Management — Risk Management and Insurance.” Any such disruption may result in lost revenues, a loss of clients and reputational damage, which would have an adverse effect on our business, results of operations and financial condition.
We currently enjoy certain significant tax incentives, which may not be available in the future. This could have an adverse effect on our financial performance, results of operations and prospects.
We currently enjoy the benefit of various tax incentives provided by both the Government of India and the state governments, in the form of tax holidays, exemptions and subsidies in various jurisdictions, in order to encourage investment, exports and employment. These incentives have a substantial positive impact on our returns from these operations. The most significant of these incentives are tax holiday for profits earned in special economic zones (SEZs) in India on account of export of services delivered from those SEZs and Profit generated by development of those SEZs.
Our business, financial condition and results of operations could be adversely affected if these benefits are amended or withdrawn or become unavailable (following the expiry of the time period for which the benefit is available) if its claim for deductions are disputed or disallowed by the taxation authority.
Our reputation could be adversely affected if we fail to meet high safety, quality, social, environmental and ethical standards.
We believe we have a good corporate reputation and our Company generally has a high profile in India and internationally. Since many of our specific client engagements involve unique services and solutions, our corporate reputation is a significant factor in our clients’ evaluation of whether to engage our services. We believe the “Coforge” brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is potentially susceptible to damage by actions or statements made by current or former clients, competitors, vendors, adversaries in legal proceedings, government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our reputation.
Should any part of our operations fail to meet high safety, quality, social, environmental and ethical standards, our corporate reputation could be damaged. This could lead to the rejection of us as a preferred service provider by customers, devaluation of the “Coforge.” brand name and diversion of management time into rebuilding and restoring our reputation, which could have a material adverse effect on our business, financial condition and results of operations. Failure to obtain and retain approvals and licenses, or changes in applicable regulations or their implementation, may adversely affect our operations.
Our operations are subject to extensive government regulation. We require certain approvals, licenses, registrations and permissions for operating our businesses, some of which may have expired and for which we have either made, or are in the process of making, an application for obtaining the approval or renewal. If we fail to obtain or retain any of these approvals or licenses, or renewals thereof, in a timely manner, our business may be adversely affected. Furthermore, although we currently obtain and maintain all required regulatory licenses, there can be no guarantee that any such license will not be withdrawn in the future, or that any applicable regulation or method of implementation will not change. This could have a material adverse effect on our business, financial condition and results of operations.
Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected by non-competition clauses in our agreements with existing clients.
Some of our agreements with clients contain time-based restrictions on reassigning personnel from those clients’ accounts to the accounts of competitors of such clients. These clauses may restrict our ability to offer services to different clients in a specific industry or market. Moreover, we may in the future enter into agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment which our client is bidding for or is negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.
There are risks associated with our outstanding and future indebtedness.
There can be no assurance that our business, financial condition and results of operations will not be adversely affected by our incurrence of indebtedness. As of September 30, 2021, we had Rs. 4,292 million (US$58 million) of borrowings, compared to total assets of Rs. 45,281 million (US$611 million). As of March 31, 2021, we had Rs. 10 million (US$0.1 million) of borrowings, compared to total assets of Rs. 35,264 million (US$476 million). In April 2021, we issued non-convertible bonds (the “NCB”) and used the proceeds to finance a portion of the purchase price for the acquisition of 60% interest in SKL Global. For more information on the NCB, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Indebtedness — the NCB.” As of September 30, 2021, we had contingent liabilities that have not been provided for amounting to Rs. 376 million (US$5 million). If a significant portion of these liabilities materializes, it could have a material adverse effect on our business, financial condition and results of operations. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our operations and generate sufficient cash flows to service such debt. In addition, the agreements that govern the terms of our indebtedness may contain a number of restrictive covenants imposing significant operating and financial restrictions. In the event that we fail in the future to make any required payment under the agreements governing our indebtedness or if we fail to comply with the financial and operating covenants contained in those agreements, we would be in default with respect to that indebtedness and the lenders could declare such indebtedness to be immediately due and payable which could have an impact on our results of operations and trigger a cross default under other loan facilities. There can be no assurance that we will be able to manage any of these risks successfully.
Our facilities and place of our and our clients’ operations are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other natural and manmade disasters. Terrorist attacks or a war could negatively affect our business. In such an event, our business, financial condition and results of operations may be adversely impacted.
The development, execution or operation of our projects and services may be disrupted for reasons that are beyond our control. These include, among other things, the occurrence of explosions, fires, earthquakes and other natural disasters, prolonged spells of abnormal rainfall, breakdown, failure or substandard performance of equipment, improper installation or operation of equipment, accidents, operational problems, transportation interruptions, other environmental risks and labor disputes. There can be no assurance that the affected units will resume operations in a timely manner. Delays in resuming operations for the affected units may have a material adverse effect on our results of operations.
We operate across geographies, with a business presence in the Americas, including the United States, and EMEA, including the United Kingdom. Terrorist attacks and other acts of violence or war involving the countries where we or our clients operate have a potential to directly impact our ability to conduct our business operations and deliver services to our clients. In addition, events of terrorism or threat of warfare in other parts of the world could cause geo-political instability that may impact our clients or impact our operations. This may have an adverse impact on our business, personnel, assets, results of operations and financial condition. Regional conflicts in South Asia involving India could disrupt our operations and cause our business to suffer. South Asia has in the past experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. These events may disrupt our operations and can have a material impact on our business operations and financial condition.
Risks Related to Investment in Indian Companies
We are incorporated in India and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
Our corporate affairs are governed by our constitutional documents and by the laws governing companies incorporated in India. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Indian law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by us, our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in corporations incorporated in Delaware are subject to fiduciary duties while controlling shareholders in Indian companies are not subject to such duties. Certain corporate governance practices in India, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. As a result, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
In addition, only persons who are registered as shareholders in our register of members are recognized under Indian law as shareholders of the Company. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. ADS holders with respect to their underlying shares represented by the ADSs are not specifically registered as shareholders in our register of members (for example, where such shareholders hold the underlying shares indirectly through the depositary) and as such they may not be able to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. See “Description of American Depositary Shares.”
It may be difficult for you to enforce any judgment obtained in the United States against us, our directors or executive officers or our affiliates.
We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. A substantial portion of our assets and the assets of many of these persons are also located outside the United States. As a result, you may be unable to effect service of process upon us outside of India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against such persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.
We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. India has reciprocal recognition and enforcement of judgments in civil and commercial matters with a limited number of jurisdictions, which include, the United Kingdom, Singapore, Malaysia, New Zealand, UAE and Hong Kong. A judgment from certain specified courts located in a jurisdiction with reciprocity must meet certain requirements of the Civil Procedure Code, 1908 (“Civil Code”). Therefore, a final judgment for the payment of money rendered by any federal or state court in the

United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is possible that a court in India may not award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered. A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
Stringent labor laws may harm our ability to have flexible human resource policies and labor union problems could negatively affect our processing capacity, construction schedules, cash flows and overall profitability.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal, imposes financial obligations on employers upon employee layoffs and regulates contract labor. For example, in September 2020, the Government of India implemented a new legislation relating to social security and wages, the Code for Social Security, which took effect beginning April 1, 2021 (the “Social Security Code”). The Social Security Code impacts overall employee expenses which, in turn, could impact our profitability. The Social Security Code has introduced the novel concept of deemed remuneration, such that where an employee receives more than half (or such other percentage as may be notified by the Government of India) of such employee’s total remuneration in the form of allowances and other amounts that are not included within the definition of wages under the Social Security Code, the excess amount received shall be deemed as remuneration and accordingly added to wages for the purposes of the Social Security Code, and the compulsory contribution made towards the employees provident fund. As an immediate consequence, the Social Security Code could increase the financial burden on the employer and could impact profitability.
These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize. We may also experience labor unrest in the future, which may delay our construction schedules or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected. We also depend on third-party contract labor. It is possible under Indian law that we may be held responsible for wage payments to these laborers if their contractors default on payment. We may be held liable for any non-payment by contractors and any such order or direction from a court or any other regulatory authority may harm our business, results of our operations and cash flows.
Foreign investment laws in India includes certain restrictions, which may affect our future acquisitions or ability to raise capital outside of India.
Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Any foreign investment in, or acquisition of, an Indian company engaged in the same sector as our Company may be undertaken through the automatic route (which does not require the prior approval of the Reserve Bank of India). However, foreign investment in companies operating in certain sectors specified in the Consolidated FDI Policy of India (“FDI Policy,”) effective from October 15, 2020, require prior approval from the Reserve Bank of India, or may have limitations on the level of permissible foreign shareholding. While the sector in which our Company operates permits 100% foreign investment under the automatic route, changes to the policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.
The Government of India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates that are not resident in India of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under the FDI Policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transactions between foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India or the Reserve Bank of India, and may adversely affect our ability to make investments in India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or (“FEMA”), restrict us from lending to or borrowing from our Indian subsidiaries. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India (for investments or acquisitions that require prior approval), or that we will be able to obtain such approvals on satisfactory terms.
In terms of Press Note 3 of 2020, dated April 17, 2020, issued by the Department for Promotion of Industry and Internal Trade, the foreign direct investment policy has been recently amended to state that all investments under the foreign direct investment route by entities of a country which shares a land border with India or where the beneficial owner of an investment into India is situated in or is a citizen of any such country will require prior approval of the Government of India. Further, in the event of transfer of ownership of any existing or future foreign direct investment in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the aforesaid restriction/purview, such subsequent change in the beneficial ownership will also require approval of the Government of India. Furthermore, on April 22, 2020, the Ministry of Finance, Government of India has also made a similar amendment to the Foreign Exchange Management (Non-debt Instruments) Rules, 2019. While the term “beneficial owner” is defined under the Prevention of Money-Laundering (Maintenance of Records) Rules, 2005 and the General Financial Rules, 2017, neither the foreign direct investment policy nor the FEMA Rules provide a definition of the term “beneficial owner.” The interpretation of “beneficial owner” and enforcement of this regulatory change involves certain uncertainties, which may have an adverse effect on our ability to raise foreign capital. Further, there is uncertainty regarding the timeline within which the said approval from the Government of India may be obtained, if at all.
Risks Related to Our ADSs and This Offering
There can be no assurance that we will continue to declare and pay dividends on our shares, and future determinations to pay dividends will be at the discretion of our board of directors.
We have consistently declared dividends for the last five years. Any determination to pay dividends to holders of our shares in the future, including future payment of a regular quarterly cash dividend, will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations, general business conditions, statutory requirements under Indian law and any other factors our Board of Directors deems relevant. Our ability to pay dividends will also continue to be subject to restrictive covenants contained in credit facility agreements governing indebtedness we and our subsidiaries have incurred or may incur in the future. In addition, statutory requirements under Indian law could require us to comply with certain provisions in order to declare or pay dividend for a fiscal year. A reduction in, delay of, or elimination of our dividend payments could have a negative effect on our share price.
The price of our ADSs and the US Dollars value of any dividends we declare may be negatively affected by fluctuations in the US Dollars to Indian Rupee exchange rate.
We have applied for our ADSs to be listed and trade on the NYSE. Any such trading will occur in US Dollars. Since the equity shares underlying the ADSs are listed in India on the Indian Stock Exchanges and traded in Indian Rupees, the value of the ADSs may be affected by exchange rate fluctuations between the US Dollars and the Indian Rupee. In addition, dividends declared, if any, are denominated in Indian Rupees, and therefore the value of the dividends received by the ADS holders in US Dollars will be affected by exchange rate fluctuations. If the Indian Rupee depreciates against the US Dollars, the price at which our ADSs trade and the value of the US Dollars equivalent of any dividend will decrease accordingly.
Holders of our ADSs must act through the depositary to exercise their voting rights.
ADS holders may only exercise their voting rights with respect to the underlying shares represented by the ADSs in accordance with the provisions of the deposit agreement. ADS holders may not call a shareholders’ meeting, and do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. See “Description of American Depositary Shares.” If we ask for the ADS holders’ instructions, then upon receipt of such voting instructions, the depositary will try to vote the underlying shares in accordance with these instructions. ADS holders will not be able to directly exercise their rights to vote with respect to the underlying shares represented by the ADSs unless they withdraw the shares and become the registered holders of such shares prior to the record date for the general meeting. When a general meeting is convened, while the Company shall send the notice of the meeting to the depositary within the timelines prescribed under applicable law and the Deposit Agreement, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. If we ask for instructions of the ADS holders, the depositary will notify those ADS holders of the upcoming vote and will arrange to deliver our voting materials to the ADS holders. Nevertheless, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to ADS holders in a timely manner, but we cannot assure that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, ADS holders may not be able to exercise their right to vote and may lack recourse if the underlying shares represented by their ADSs are not voted as they requested.
Forum selection provisions in our deposit agreement with the depositary bank could limit the ability of holders of our ADSs to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.
Our deposit agreement provides that the State and Federal courts of New York shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs or ADRs. By virtue of the terms of the ADRs and the Deposit Agreement, holders of the ADRs or ADSs have also agreed to waive the right to trial by jury. In addition, the exclusive forum provision in our deposit agreement will not operate so as to deprive the courts of India from having jurisdiction over matters relating to our internal affairs.
ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.
Under Indian law, a company may acquire its own equity shares without seeking the approval of the court or tribunal in compliance with prescribed rules, regulations and conditions of the Companies Act, 2013. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the SEBI Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “SEBI Buy-Back Regulations”). Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act, 2013 and the provisions of the SEBI Buy-Back Regulations. In order for the ADS holders to participate in a company’s purchase of its own shares under the open market route through the Indian stock exchanges, the ADS holders would need to take certain actions in order to convert the ADSs into equity shares and sell the equity shares through the Indian stock exchanges.
Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
Under certain circumstances, the RBI must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The RBI has given general permission to effect sales of existing shares or certain other capital instruments of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian Rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain additional approval from the RBI for each transaction. Required approval from the RBI or any other government agency may not be obtained on terms which are favorable to a non-resident investor or may not be obtained at all.
In addition, the deposit of equity shares may be subject to securities law restrictions and the restriction that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. An Indian company is required to appoint one of the Indian depositories as the designated depository for the purpose of monitoring the limits for such conversion (i.e. the headroom) and the ability of an investor to convert equity shares into ADS will depend on the availability of the headroom. Under applicable law, the available headroom is calculated as the total number of ADS issued in accordance with the authorization granted by way of resolutions by the board of directors and shareholders of the company, through this offering and any subsequent offering, minus the sum of (i) the number of equity shares represented by ADS outstanding as of the relevant date and (ii) the number of unutilized re-issuance of ADSs permitted by the Custodian. These restrictions increase the risk that the market price of our ADSs will be below that of the equity shares and may prevent holders of our equity shares from depositing their equity shares with the Depositary in exchange for ADS if the required headroom is not available.
Pursuant to the provisions of the Companies Act, 2013, where the name of a person is entered in the register of members as a registered owner of shares but such person does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such equity shares are required to disclose to the company the nature of their interest, particulars of the person in whose name the shares stand registered in the books of company and certain other details. Investors who exchange ADSs for our underlying equity shares may be subject to the provisions of the Companies Act, 2013 and to the disclosure obligations that may be necessary pursuant to the depository agreement. Any person who fails to comply with beneficial ownership disclosure requirements under the Companies Act, 2013 may be liable for a fine of up to Rs. 50,000, and where the failure is a continuing one, a further fine up to Rs. 200 for each day such failure continues, subject to a maximum of Rs. 500,000. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares. Such restrictions may change in the future, including under the Depository Receipt Scheme, 2014, and may affect the trading value of our ADSs relative to our equity shares.
You may not receive distributions on our shares or any value for them if it is unlawful or impractical for us to make them available to you.
The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any ADS holder. For example, it would be unlawful to make a distribution to an ADS holder if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any ADS holder if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under (Section 404) of the Sarbanes-Oxley Act of 2002 “Section 404,” in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.
As a company incorporated in India, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.
As an Indian company listed on the New York Stock Exchange, we will be subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in India, which is our home country, may differ significantly from the New York Stock Exchange listing standards.
Following this offering, we expect to rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE, such that a majority of the directors on our board of directors are not required to be independent directors, and we are not required to have a compensation committee or corporate governance committee comprised entirely of independent directors.
There can be no assurance that we will not be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or equity shares.
A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”), for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.
However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.
If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) holds our ADSs or equity shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”
You may be subject to Indian taxes arising out of capital gain on the sale of the shares.
Under the current Indian tax laws and regulations, capital gain arising from the sale of equity shares in an Indian company are generally taxable in India. A securities transaction tax (“STT”) is also levied both at the time of transfer and acquisition of the equity shares and the STT is collected by the Indian stock exchange on which the equity shares are sold. Based on the current laws and regulations, upon the delivery of the equity shares that are being sold, both the buyer and seller are responsible for an STT representing 0.1% of the sale consideration. The applicable capital gain tax rate varies depending on factors such as the length of time the seller had held the shares, whether the shares are sold over a recognized Indian stock exchange, such as the BSE and the NSE, and the residency status of the seller. While the sales of our ADSs on the NYSE will not be considered a sale of our shares that is taxable in India, if you hold our equity shares, directly, you may be subject to capital gain taxes in India on the sale of such equity shares. The sale or transfer of ADSs by an individual or corporate entity who is not deemed to be a tax resident in India (a “non-resident”), to another non-resident is considered to be a non-taxable transaction in India; however, the sale of ADSs by a non-resident to an individual or corporate entity who is deemed to be a tax resident in India is considered to be a taxable transaction in India. Under such circumstances, a tax will be levied at a rate of 10% on capital gain (plus applicable surcharge and cess), where the ADSs have been held for more than 36 months by the non-resident, and a tax will be levied at a rate that could range between 30% and 40% on capital gain (plus applicable surcharge and cess), where the ADSs have been held for 36 months or less by the non-resident, subject to variation depending on whether the non-resident is an individual or a corporate entity.
In cases where the seller is a non-resident, capital gain arising from the sale of the equity shares may be partially or wholly exempt from such taxation in India pursuant to a tax treaty between India and the country to which the seller is resident. Historically, Indian tax treaties generally do not limit India’s ability to impose tax on capital gain. As a result, residents of other countries may be liable for tax in India as well as in their own jurisdiction on a gain upon the sale of the equity shares.
If the sale of any equity share occurs on a recognized Indian Stock Exchange, any capital gain exceeding Rs. 100,000 arising from the sale of equity shares held for longer than 12 months will be subject to long-term capital gain tax at the rate of 10% (plus applicable surcharge and cess). If the sale of equity shares held for longer than 12 months occurs in an -off-market transaction, the full amount of capital gain (including the initial Rs. 100,000 of capital gain) will also be subject to a long-term capital gain tax at the rate of 10% (plus applicable surcharge and cess). In the case of a sale of equity shares on a recognized stock exchange in India, the banker or custodian in India responsible for paying the consideration to the non-resident would generally deduct Indian taxes on the capital gain. In case of an off-market transaction, the buyer is responsible for withholding the appropriate tax amount on the consideration paid to a non-resident for the shares. Short-term capital gain, arising from a sale that occurs on a stock exchange would be subject to tax at the rate of 15% (plus applicable surcharge and cess). Short-term capital gain on a sale by a company incorporated outside of India arising in an off-market sale would be subject to tax at a rate of 40% (plus applicable surcharge and cess). Short-term capital gain on a sale by an individual that is not a resident taxpayer in India would be subject to a tax at a rate of 30% (plus applicable surcharge and cess).
Additionally, the Finance Act, 2020 does not require dividend distribution tax to be payable in respect of dividends declared, distributed or paid by a domestic company after March 31, 2020. Instead, an Indian company would be required to withhold taxes on the dividends paid to a non-resident at a rate of 20% (plus applicable surcharge and cess) or at a lower rate of tax as provided for in the relevant tax treaties between India and the country of tax residence of the non-resident shareholder.
Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in equity shares and ADSs.
If the Government of India modifies or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.
The Government of India, through Finance Act 2020, has abolished the dividend distribution tax which reduced our tax burden as the same is shifted such tax to shareholders, which we are required to withhold. Further, provisions of section 115QA of the Income Tax Act, 1961 for buyback of shares, which were initially applicable only to unlisted companies, have now been extended to buyback of shares by listed companies through the enactment of Finance (No. 2) Act, 2019. In the future, for every buyback of shares, we will be liable to pay additional income tax on the distributed income, which will result in additional cash outflow. Currently the rate of tax on buyback of shares is 20% (plus surcharge and cess).

Risks Related to the Dual Listing
There has been no public market for our ADSs prior to this offering, and the offering price of the ADSs may not be indicative of the value of the ADSs in the future. We cannot assure you that an active trading market for our ADSs on the NYSE or a specific ADS price will be established, and restrictions on the ability of ADS holders to re-deposit equity shares with the depositary could adversely affect the price of our ADSs.
Before the ADS offering, there has been no public trading market for our ADSs. An active trading market for our ADSs on the NYSE may not develop or be sustained after the ADS offering, which would adversely affect the liquidity and market price of our ADSs on the NYSE. Holders of ADSs are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, provided that the underlying shares are listed on the Indian Stock Exchanges and dematerialized. The offering price per ADS was determined by us pursuant to discussions with the relevant representatives of the underwriters after taking into consideration the trading price of our equity shares on the Indian Stock Exchanges, and may not be indicative of the market price of our ADSs on the NYSE following the completion of the offering. We cannot assure you that you will be able to resell your ADSs following the completion of the offering.
The characteristics of the Indian capital markets and the United States capital markets are different.
The Indian Stock Exchanges and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to their home capital market could materially and adversely affect the price of the shares. Because of the different characteristics of the equity markets of India and the United States, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the shares) after the offering.
Exchange between our equity shares and the ADSs may adversely affect the liquidity or trading price of each other.
Our equity shares are currently traded on the Indian Stock Exchanges. Subject to compliance with securities laws in the United States, the terms of the deposit agreement and Indian law, holders of our shares may deposit shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the NYSE. In the event that a substantial number of our equity shares are deposited with the depositary in exchange for ADSs or vice versa, the movements in the number of our equity shares and ADSs caused by the exchange between our equity shares and ADSs could adversely affect the liquidity and trading price of our equity shares on the Indian Stock Exchanges and the ADSs on the NYSE.
The time required for the exchange between our shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of shares into ADSs involves costs.
There is no direct trading or settlement between the Indian Stock Exchanges and the NYSE on which our shares and the ADSs are respectively traded. In addition, the time differences between India and New York, unforeseen market circumstances, or other factors may delay the deposit of shares in exchange for the ADSs or the withdrawal of shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holder’s fees for various services including for the issuance of ADSs upon deposit of shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our ADSs depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the content that they publish about us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our ADSs or change their opinion of our ADSs, our ADS price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our ADS price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.
These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Whether or not any forward-looking statements prove accurate is affected by numerous factors including:
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a regional or global health pandemic, including COVID-19, could severely affect our business, including due to impacts on our operations;

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our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees;

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challenges in implementing our strategies for revenue growth in light of competitive challenges;

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our ability to develop new products and enhance existing products, adapt to significant technological change and respond to the introduction of new products by competitors to remain competitive;

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failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire;

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failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs;

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changes to laws, including those related to cybersecurity, data protection and privacy;

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cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions;

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failing to successfully manage our current and potential future growth;

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any significant interruptions in our operations;

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if our products fail to satisfy applicable quality criteria, specifications and performance standards;

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failing to maintain our brand and reputation;

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any losses of a significant number of our customers or reduction in orders from a significant number of customers including changes in our clients’ outsourcing policies;

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risks associated with our global operations;

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failing to maintain and enhance our brand;

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as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NYSE corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our ADSs; and

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geopolitical instability, acts of violence, terrorism and other events outside of our control.

You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PRICE HISTORY OF OUR EQUITY SHARES
Our shares have been trading on the Indian Stock Exchanges since August 2020 under the symbol “COFORGE” and, from August 2004 to August 2020 under the symbol “NIITTECH.” We have applied to list the ADSs on the NYSE under the proposed symbol “           .”
The following table sets forth, for the periods indicated, the reported high and low closing prices of our equity shares on the Indian Stock Exchanges in Rs. and US Dollars. US Dollars per equity share amounts are calculated using the US Dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Indian Stock Exchanges.
Price Per Share	Rs.				US$
	BSE		NSE		BSE		NSE
	High	Low	High	Low	High	Low	High	Low
Annual:
Fiscal Year ending March 31, 2022 (through November 9)	6,029	3,507	6,030	3,506	81.3	47.3	81.3	47.3
Fiscal Year ended March 31, 2021	3,032	1,014	3,032	1,011	40.9	13.7	40.9	13.6
Fiscal Year ended March 31, 2020	2,057	739	2,060	735	27.7	10.0	27.8	9.9
Fiscal Year ended March 31, 2019	1,425	853	1,425	820	19.2	11.5	19.2	11.1
Fiscal Year ended March 31, 2018	1,012	420	1,012	419	13.6	5.7	13.6	5.6
Fiscal Year ended March 31, 2017	588	370	587	367	7.9	5.0	7.9	4.9
Fiscal Year ended March 31, 2016	632	338	631	326	8.5	4.6	8.5	4.4
Quarterly:
Third Quarter of Fiscal Year ending March 31, 2022 (through November 9)	6,029	4,824	6,030	4,727	81.3	65.0	81.3	63.7
Second Quarter of Fiscal Year ending March 31, 2022	5,834	4,094	5,833	4,090	78.7	55.2	78.7	55.2
First Quarter of Fiscal Year ending March 31, 2022	5,334	3,507	5,337	3,506	71.9	47.3	72.0	47.3
Fourth Quarter of Fiscal Year ended March 31, 2021	3,032	2,326	3,032	2,300	40.9	31.4	40.9	31.0
Third Quarter of Fiscal Year ended March 31, 2021	2,813	2,078	2,814	2,078	37.9	28.0	37.9	28.0
Second Quarter of Fiscal Year ended March 31, 2021	2,423	1,375	2,420	1,375	32.7	18.5	32.6	18.5
First Quarter of Fiscal Year ended March 31, 2021	1,573	1,014	1,573	1,011	21.2	13.7	21.2	13.6
Fourth Quarter of Fiscal Year ended March 31, 2020	2,057	739	2,060	735	27.7	10.0	27.8	9.9
Third Quarter of Fiscal Year ended March 31, 2020	1,642	1,339	1,643	1,338	22.1	18.1	22.2	18.0
Second Quarter of Fiscal Year ended March 31, 2020	1,541	1,180	1,545	1,178	20.8	15.9	20.8	15.9
First Quarter of Fiscal Year ended March 31, 2020	1,362	1,229	1,364	1,228	18.4	16.6	18.4	16.6
Most Recent Six Months
November 2021 (through November 9)	5,470	4,900	5,414	4,890	72.9	66.1	73.0	65.9
October 2021	6,029	4,824	6,030	4,727	81.3	65.0	81.3	63.7
September 2021	5,834	5,035	5,833	5,001	78.7	67.9	78.7	67.4
August 2021	5,334	4,723	5,337	4,642	71.9	63.7	72.0	62.6
July 2021	5,225	4,094	5,230	4,090	70.5	55.2	70.5	55.2
June 2021	4,172	3,507	4,174	3,506	56.3	47.3	56.3	47.3
May 2021	3,586	2,823	3,585	2,822	48.4	38.1	48.3	38.1

USE OF PROCEEDS
The principal purposes of this offering are to create a public market for our ADSs and to facilitate our future access to the public equity markets. All ADSs sold in the offering will be sold on behalf of the selling shareholders. We will not receive any of the proceeds from the sale of the ADSs in this offering.

DIVIDEND POLICY
In the future, our board of directors may decide, in its discretion and in accordance with the dividend distribution policy adopted by the board of directors, whether dividends may be proposed (in respect of final dividends) or declared and paid (in respect of interim dividends). Under Indian law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. Further, as per the dividend distribution policy adopted by our Company, the Board is required to consider various internal and external factors, including current year profits and outlook, providing for unforeseen events and contingencies with financial implication, and changes in the competitive environment requiring significant investment, before making any recommendations on dividend distribution. Additionally, for payment of dividend to non-resident shareholders, an application for remittance has to be made to the authorised dealer bank of our Company (the “AD Bank”), a copy of which will be submitted to the Reserve Bank of India when the remittance is allowed by the AD Bank.
In the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, we paid dividends of an aggregate of Rs. 1,574 million (US$21 million), Rs. 687 million (US$9 million) and Rs. 1,249 million, respectively. On October 25, 2021, we declared dividend of Rs. 788 million in the board meeting and the dividend will be paid in November 2021 to the shareholders.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2021, as derived from our consolidated financial statements.
We will not receive any of the proceeds from the sale of the ADSs in this offering.
You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus, “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus. For the convenience of the reader, we have translated Indian Rupee amounts in the table below as of September 30, 2021 into US Dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was Rs. 74.16 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US Dollars at that or any other exchange rate as of that or any other date.
	As of September 30, 2021 Actual
	US$	Rs.
	(in millions)
Cash and cash equivalents	37	2,736
Current borrowings(1)	13	935
Total debt, including current portion	58	4,292
Shareholders’ equity:
Equity share capital (number of equity shares: 60,618,598)	8	606
Reserves and Surplus	326	24,162
Non-Controlling Interest	12	904
Total equity	346	25,672
Total capitalization	404	29,964

(1)
Borrowings are comprised of drawings on our revolving credit facility all of which are classified as current.

Equity amounts shown in the table above exclude the impact of:
•
1,735,252 shares issuable upon the exercise of options outstanding under our equity incentive plans as of September 30, 2021 at a weighted average exercise price of Rs. 44.36 (US$0.60) per share; and

•
4,750,000 equity shares reserved for future issuance under our equity incentive plans as described in “Management — 2005 Stock Option Plan.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The following selected historical consolidated financial data as of and for the fiscal years ended March 31, 2021 and 2020 have been derived from our audited consolidated financial statements, and the following selected historical consolidated financial data as of and for the periods ended September 30, 2021 and 2020 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. These financial statements are the first financial statement of our Company that have been prepared in accordance with IFRS. Pursuant to the transition to IFRS, our audited consolidated financial statements included elsewhere in this prospectus also present an opening consolidated statement of financial position as of April 1, 2019. For more information on our transition to IFRS, see Note 32 of our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.
We maintain our books and records in Indian Rupee, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in Indian Rupee. For the convenience of the reader, we have translated Indian Rupee amounts in the tables below as of September 30, 2021 and for the fiscal year ended March 31, 2021 into US Dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was Rs. 74.16 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US Dollars at that or any other exchange rate as of that or any other date.
Selected Consolidated Statement of Profit or Loss and Other Comprehensive Income
	Six Months Ended September 30,			Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
				(in millions, except per share data)
Revenue from operations	409	30,310	22,107	629	46,628	41,839
Other income, net	3	238	115	4	326	734
Total income	412	30,548	22,222	633	46,954	42,573
Expenses
Cost of hardware and third-party software	25	1,881	1,735	48	3,595	1,908
Sub-contracting / technical fees	41	3,028	1,655	52	3,845	2,893
Employee benefits expense	250	18,538	13,368	380	28,158	25,298
Depreciation and amortization expense	15	1,122	925	25	1,836	1,770
Other expenses	27	2,002	1,848	46	3,415	4,595
Finance cost	4	284	77	2	143	155
Total expenses	362	26,855	19,608	553	40,992	36,619
Profit before income taxes	50	3,693	2,614	80	5,962	5,954
Income tax expense	11	766	563	17	1,302	1,278
Profit for the period/year	39	2,927	2,051	63	4,660	4,676

	Six Months Ended September 30,			Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
				(in millions, except per share data)
Other comprehensive income/(loss)
Items to be reclassified to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	1	68	348	5	369	(473)
Exchange differences on translation of foreign operations	(3)	(200)	39	3	285	452
Income tax relating to items that will be reclassified to profit or loss	(0)	(16)	(86)	(1)	(95)	120
Items not to be reclassified to profit or loss
Remeasurement of post – employment benefit obligations (expenses) / income	(0)	(22)	21	(0)	(12)	3
Income tax relating to items that will not be reclassified to profit or loss	0	6	(7)	0	3	(1)
Other comprehensive income/(loss) for the period/year, net of tax	(2)	(164)	315	7	550	101
Total comprehensive income for the period/year	37	2,763	2,366	70	5,210	4,777
Profit is attributable to:
Owners of Coforge Limited	36	2,703	2,006	62	4,556	4,440
Non-controlling interests	3	224	45	1	104	236
	39	2,927	2,051	63	4,660	4,676
Other comprehensive income/(loss) is attributable to:
Owners of Coforge Limited	(2)	(164)	315	7	550	101
Non-controlling interests	—	—	—	—	—	—
	(2)	(164)	315	7	550	101
Total comprehensive income is attributable to:
Owners of Coforge Limited	34	2,539	2,321	69	5,106	4,541
Non-controlling interests	3	224	45	1	104	236
	37	2,763	2,366	70	5,210	4,777
Earnings per equity share (of Rs. 10 each) attributable to owners of Coforge Limited
Basic earnings per share	0.60	44.61	32.66	1.01	74.68	71.39
Diluted earnings per share	0.59	43.63	32.23	0.99	73.29	70.97

Selected Consolidated Statement of Financial Position
	As at September 30,			As at March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
				(in millions)
Cash and cash equivalents	37	2,736	3,777	108	7,999	8,195
Total non-current assets	349	25,894	14,261	193	14,327	13,354
Total current assets	262	19,387	16,689	283	20,937	21,099
Total Assets	611	45,281	30,950	476	35,264	34,453
Total non-current liabilities	115	8,518	1,736	26	1,919	2,373
Total current liabilities	150	11,091	7,345	114	8,425	7,942
Total Liabilities	265	19,609	9,081	140	10,344	10,315
Total equity	346	25,672	21,869	336	24,920	24,138
Total Equity and Liabilities	611	45,281	30,950	476	35,264	34,453
Selected Consolidated Statement of Cash Flows
	Six Months Ended September 30,			Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
				(in millions)
Net cash inflow from operating activities	26	1,919	2,873	103	7,623	2,969
Net cash (outflow)/ inflow from investing activities	(121)	(9,003)	(571)	(13)	(927)	2,723
Net cash inflow/(outflow) from financing activities	26	1,933	(6,751)	(94)	(6,958)	(2,689)
Net increase (decrease) in cash and cash equivalents	(69)	(5,151)	(4,449)	(4)	(262)	3,003
Cash and cash equivalents at the beginning of the financial year	108	7,999	8,195	111	8,195	5,079
Effects of exchange rate changes on cash and cash equivalents	(2)	(112)	31	1	66	113
Cash and cash equivalents at the end of the period/financial year	37	2,736	3,777	108	7,999	8,195
Other Financial and Operating Data
	Six Months Ended September 30,		Fiscal Year Ended March 31,
	2021	2020	2021	2020
Total income (Rs. in millions)	30,548	22,222	46,954	42,573
Revenue growth rate at constant currency(1) (%)	35.2	—	6.0	—
Order Intake(2) (US$ in millions)	603	387	781	748
Number of billable employees	19,579	10,281	11,469	10,274
Utilization rate (%)	77.8	79.1	80.3	79.5
Adjusted profit before tax (Rs. in millions)(1)	4,457	3,281	7,129	6,701
Non-IFRS Adjusted EBITDA (Rs. in millions)(1)	5,283	3,992	8,409	7,499
Adjusted diluted earnings per equity share(1)	52.43	39.97	86.71	77.79

Note:

(1)
Revenue growth rate at constant currency, adjusted profit before tax, Non-IFRS Adjusted EBITDA and adjusted diluted earnings per share are supplemental, non-IFRS financial measures of our performance that are not required by, or presented in accordance with, IFRS and may not be comparable to similarly titled measures reported by other companies. While we believe that revenue growth rate at constant currency, adjusted profit before tax, Non-IFRS Adjusted EBITDA and adjusted diluted earnings per share provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of these non-IFRS financial metrics have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of our results of operations or financial condition as reported under IFRS.

We monitor our revenue growth rate at constant currency. As the impact of foreign exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing business on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue generated in foreign currencies into US Dollars using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended March 31, 2020 were used to convert revenue for the fiscal year ended March 31, 2021, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure.
The following table presents a reconciliation of revenue growth rate at constant currency to revenue growth rate, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:
	For the Six Months Ended September 30,		For the Fiscal Year Ended March 31,
			2021
	US$	Rs.	US$	Rs.
			(in millions, except percentages)
Reconciliation of Revenue Growth Rate at Constant Currency
Revenue	409	30,310	629	46,628
Revenue period-over-period growth rate	37.1%	37.1%	11.4%	11.4%
Hedge Gain/(Loss) for the six months ended September 30, 2021 and the fiscal year ended March 31, 2021	2	115	(0)	(31)
Estimated impact of foreign currency exchange rate fluctuations	(3)	(202)	(35)	(2,573)
Revenue growth rate at constant currency	35.2%	35.2%	6.0%	6.0%
We monitor adjusted profit before tax as a measure of our profitability because it represents a measure of performance that excludes the impact of certain non-cash charges and other items not directly resulting from our core operations. We define adjusted profit before tax as profit before tax excluding transaction related expenses, stock based compensation, impairment of receivables and goodwill on account of COVID-19 and settlement / recovery of tax positions.
The following table presents a reconciliation of adjusted profit before tax to profit before tax, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions)
Reconciliation of profit before tax:
Profit before tax	50	3,693	2,614	80	5,962	5,954
Adjustments:
Transaction related expenses	2	175	—	1	46	235
Employee share-based payment expense	3	234	247	6	464	63
Stock appreciation right expense	0	33	12	0	34	5
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	40
Event based Recoveries	—	—	—	—	—	(57)
Amortization of acquisition related Intangibles	4	322	228	6	443	373
Adjusted profit before tax	59	4,457	3,281	95	7,129	6,701
Adjusted profit before tax as % of Revenue	14.7%	14.7%	14.8%	15.3%	15.3%	16.0%
We monitor Non-IFRS Adjusted EBITDA because it assists us in comparing our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations. We define Non-IFRS Adjusted EBITDA as earnings before interest, income tax expense, depreciation and amortization, stock based compensation, transaction related expenses and impairment of receivables on account of COVID-19. Stock based compensation is comprised of expenses recognized with respect to the issuance of share based compensation. Transaction related expenses is comprised of translation related expenses, such as professional and legal expenses. Non-IFRS Adjusted EBITDA is not a measure calculated in accordance with IFRS. While we believe that Non-IFRS Adjusted EBITDA provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Non-IFRS Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS.
The following table presents a reconciliation of Non-IFRS Adjusted EBITDA to profit for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
Reconciliation of Non-IFRS Adjusted EBITDA
Profit for year	39	2,927	2,051	63	4,660	4,676
Adjustments:
Depreciation and amortization	15	1,122	925	25	1,836	1,770
Other Income	(3)	(238)	(115)	(4)	(326)	(734)
Loss on exchange fluctuations (net)	—	—	71	1	106	—
Interest on borrowings	3	211	13	0	15	5
Unwinding of discounts on lease liability and others	1	53	46	1	92	114
Transaction related expenses	2	175	—	1	46	235
Employee share-based payment expense	3	234	247	6	464	63
Stock appreciation right expense	0	33	12	0	34	5
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88
Income taxes	11	766	563	18	1,302	1,278
Non-IFRS Adjusted EBITDA	71	5,283	3,992	113	8,409	7,499
Non-IFRS Adjusted EBITDA as % of Revenue	17.4%	17.4%	18.1%	18.0%	18.0%	17.9%
The following table presents a reconciliation of adjusted diluted earnings per equity share to diluted earnings per equity share, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Diluted Earnings Per Equity Share
Diluted earnings per equity share	0.59	43.63	32.23	0.99	73.29	70.97	64.73	45.34
Transaction related expenses	0.04	2.82	—	0.01	0.74	3.76	—	—
Employee share-based payment expense	0.05	3.78	3.97	0.10	7.46	1.01	1.22	1.57
Stock appreciation right expense	0.01	0.53	0.19	0.01	0.55	0.08	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	2.89	0.04	2.90	1.41	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	0.64	—	—
Event based Recoveries	—	—	—	—	—	(0.91)	—	—
Event based Expenses	—	—	—	—	—	—	0.90	—
Amortization of acquisition related Intangibles	0.07	5.20	3.66	0.10	7.13	5.96	3.07	2.93
Deferred Tax on Amortization of acquisition related Intangibles	(0.02)	(1.23)	(0.82)	(0.02)	(1.61)	(3.21)	(1.08)	(1.04)
Tax impact of above adjustments	(0.03)	(2.30)	(2.16)	(0.05)	(3.74)	(1.90)	(1.02)	(0.81)
Adjusted Diluted Earnings per equity share	0.71	52.43	39.97	1.18	86.71	77.79	67.82	47.99
The following table presents a reconciliation of adjusted basic earnings per equity share, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Basic Earnings Per Equity Share
Basic earnings per equity share	0.60	44.61	32.66	1.01	74.68	71.39	65.49	45.63
Transaction related expenses	0.04	2.89	—	0.01	0.75	3.78	—	—
Employee share-based payment expense	0.05	3.86	4.02	0.10	7.61	1.01	1.23	1.58
Stock appreciation right expense	0.01	0.54	0.20	0.01	0.56	0.08	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	2.93	0.04	2.95	1.41	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	0.64	—	—
Event based Recoveries	—	—	—	—	—	(0.92)	—	—
Event based Expenses	—	—	—	—	—	—	0.91	—
Amortization of acquisition related Intangibles	0.07	5.31	3.71	0.10	7.26	6.00	3.10	2.95
Deferred Tax on Amortization of acquisition related Intangibles	(0.02)	(1.25)	(0.83)	(0.02)	(1.64)	(3.23)	(1.09)	(1.04)
Tax impact of above adjustments	(0.03)	(2.35)	(2.19)	(0.05)	(3.81)	(1.91)	(1.04)	(0.82)
Adjusted Basic Earnings per equity share	0.72	53.61	40.50	1.20	88.36	78.26	68.61	48.29
The following table presents a reconciliation of adjusted net income, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Net Income
Reported Net Income	36	2,703	2,006	62	4,556	4,440	4,033	2,802
Transaction related expenses	2	175	0	1	46	235	—	—
Employee share-based payment expense	3	234	247	6	464	63	76	97
Stock appreciation right expense	0	33	12	0	34	5	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	40	—	—
Event based Recoveries	—	—	—	—	—	(57)	—	—
Event based Expenses	—	—	—	—	—	—	56	—
Amortization of acquisition related Intangibles	4	322	228	6	443	373	191	181
Deferred Tax on Amortization of acquisition related Intangibles	(1)	(76)	(56)	(1)	(100)	(201)	(67)	(64)
Tax impact of above adjustments	(2)	(142)	(134)	(3)	(233)	(119)	(64)	(50)
Adjusted Net Income	43	3,249	2,483	73	5,390	4,867	4,225	2,966
Adjusted Net Income as % of Revenue	10.7%	10.7%	11.2%	11.6%	11.6%	11.6%	11.5%	9.9%

(2)
Order Intake represents the estimated sales value of confirmed customer orders pursuant to statements of work executed within a given period. We calculate our order intake based on total price specified in each statement of work executed in the period assuming that the master services agreement and statement of work continue to completion date specified in the statement of work, without assuming any renewals and assuming contractual rates remain constant and there are no significant changes to the scope of work, changes to timelines, delays, work stoppages or interruptions in the provision of services.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information under “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
We are a differentiated IT services and solutions firm offering deep domain knowledge and specialization in select industry verticals. We leverage our global footprint and network of highly-talented IT professionals to provide comprehensive capabilities in product engineering services, data services, cloud and infrastructure management services, digital process automation services and digital integration services. We believe that our robust emerging technology capabilities, solid track record of execution and deep employee and client centricity enable us to drive digital transformation and make real-world business impact for our customers.
Our customers are diversified across both geographies and verticals. Our primary geographic markets are the Americas and EMEA, which generated 52% and 34% of our revenue, respectively, for the six months ended September 30, 2021, and 48% and 37% of our revenue, respectively, for the fiscal year ended March 31, 2021. We have a strong presence and expertise in the Insurance, BFS and TTH verticals and a growing presence and expertise in the Retail, Healthcare, Hi-tech Manufacturing and Government (Outside India) verticals, which we aggregate in our “All Others” vertical in our consolidated financial statements.
Our global delivery platform has a presence in 21 countries, with 25 delivery centers in nine countries supported by sales offices in 35 cities worldwide, as of the date hereof. This approach allows us to maintain customer affinity, while accessing pockets of in-demand engineering talent around the world. As of September 30, 2021, we employed over 20,000 employees, which includes the addition of approximately 7,000 employees from our acquisition of a controlling interest in SLK Global, a business process transformation provider offering digital solutions for the financial services industry, in April 2021.
Our core services include product engineering services, data services, cloud and infrastructure management services, digital process automation services, digital integration services and BPM services. We have particular strengths in digital services, which comprise product engineering, digital integrations and digital process automation, collectively representing 48%, 51% and 48% of our revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. Our cloud and infrastructure management services contributed 17%, 21% and 18% of our revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively.
Recent Developments
SLK Global Acquisition
On April 12, 2021, we entered into a share purchase agreement and a shareholders’ agreement with SLK Global to acquire 80% of its outstanding share capital from the existing shareholders over the course of two years. We acquired an initial 35% interest on April 12, 2021 and an additional 25% interest on April 28, 2021 for an aggregate amount of Rs 9,183 million. In accordance with the terms of the agreement, we will acquire an additional 20% interest in 2023 at a price formula referenced to certain financial metrics. We used the proceeds of the issuance of NCB in the aggregate principal amount of Rs. 3,400 million, as well internally generated as cash on hand, to fund the acquisition. For more information on NCB, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Indebtedness — the NCB.”
WHISHWORKS Acquisition
As of March 31, 2020, we held a 57.6% interest in WHISHWORKS. Under a shareholders agreement dated April 6, 2019 with shareholders of WHISHWORKS, we along with our subsidiary Coforge SmartServe

Limited, acquired an additional 23.8% interest for consideration of Rs. 689 million on June 9, 2020, which resulted in us holding an 81.4% interest in WHISHWORKS. Accordingly, WHISHWORKS became a consolidated subsidiary from June 9, 2020. In September 2021, we acquired an additional 2.5% interest for consideration of Rs. 72 million which resulted in us holding 83.9% interest in WHISHWORKS as of September 30, 2021. The remaining 16.1% was acquired in October 2021 for consideration of Rs. 657 million. Accordingly, WHISHWORKS became wholly owned subsidiary effective on October 5, 2021.
Factors Affecting Our Results of Operations
Demand for our services
The need to adapt to ongoing technical innovation, the proliferation of digital services and our customers greater adoption of IT outsourcing policies has driven the growing demand for our services. Over the last few years, corporate enterprises have substantially increased their engagements of technology service providers like us. In the last decade, the global technology services sector has grown dramatically. This period saw global technology services spending cross the trillion-dollar mark. In 2020, the global technology services market stood at US$1.04 trillion according to IDC.1 The shift in consumer demand toward digital products and services has pivoted the IT Services market to focus on digital transformation services, which has become a massive, fast growing market. According to IDC, the worldwide market for digital transformation services is expected to be US$648 billion in 2024 and is expected to grow at a compound annual growth rate of 14% through 2024.2 According to IDC, despite the fact that COVID-19 created significant budget pressures, overall investment in digital resiliency increased steadily during 2020 and continues to increase as businesses prioritize or accelerate the adoption of cloud, collaboration and digital transformation projects.3 The increased demand for technology services in these industries provides us the opportunity to further penetrate our existing clients and add new clients to increase our revenues.
Expanding client relationships
The growth of our business depends on our ability to create and maintain customer relationships. Client engagements, whether new or expanded projects for existing clients or projects for new clients, contributed to order intake of US$781 million including US$441 million from the United States, US$238 million from EMEA and US$102 million from the rest of the world and US$748 million including US$336 million from the United States, US$213 million from EMEA and US$200 million from the rest of the world in the fiscal years ended March 31, 2021 and 2020, respectively, which resulted in an 11.0% increase in order book executable over the following 12 months, to US$520 million as of March 31, 2021 from US$468 million as of March 31, 2020. From the fiscal years ended March 31, 2018 to 2021, our order book executable over the following 12 months has increased by 153.4%. Our order book executable over the following 12 months in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021, 2020, 2019 and 2018 were US$688 million (US$608 million excluding SLK Global), US$520 million, US$468 million, US$390 million and US$339 million, respectively. Over the last few quarters, we have signed major deals, including a US$105 million total contract value deal with a tenure of four years and eight months, a US$45 million greenfield insurance software implementation deal with a tenure of five years, a US$ 38 million automation and infrastructure deal with a tenure of eight years and a US$20 million IT services contract with a tenure of three years.In the six months ended September 30, 2021, we signed a contract with a total contract value exceeding US$50 million over five years with one of our top 10 corporate client including renewal. We also signed a digital process automation contract with a total contract value exceeding US$50 million to be delivered over three years.
We invest in both attracting new customers as well as maintaining our customer relationships. In the six months ended September 30, 2021, 6% of our revenues came from new customers and 94% of our revenues came from existing customers. In each of the fiscal years ended March 31, 2021 and 2020, 11.0% of our revenues came from new customers and 89.0% of our revenues came from existing customers. As our customer relationships develop, customers typically increase the scope of services, resulting in an increase

1
IDC, Worldwide Services Forecast, 2021-2025, July 2021 (#US45199720).

2
IDC, Worldwide Digital Transformation Spending Guide, V1 2021.

3
IDC, Digital Resiliency Investment Index, October 2020 (#US46982920).

in spending. Accordingly, each new customer provides both an immediate increase in revenue and also forms the foundation for future growth. We added 22, 45, 41, 40 and 31 new clients in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021, 2020, 2019 and 2018, respectively, with representation in all of our verticals and service areas.
We are focused on deepening and broadening strategic engagements with our existing clients thereby constantly growing our share of wallet and further strengthening our long-term relationships with our existing customer portfolio. This should also enable us to fulfill our goal of maintaining long-term profitable growth. Between the fiscal years ended March 31, 2018 and 2020, we served 50 clients from Forbes Global 1000. As of the date of this prospectus, we are serving 61 clients from the Forbes Global 1000. We have been able to create a balanced and well diversified portfolio of clients. None of our clients contributed more than 10% of our revenues in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020. Our top five clients contributed only 22%, 24%, 28%, 28% and 30% of our revenue in the six months ended September, 2021 and the fiscal years ended March 31, 2021, 2020, 2019 and 2018, respectively. Our top ten clients contributed only 33%, 34% and 38% of our revenue in the six months ended September, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. In the six months ended September, 2021 and the fiscal years ended March 31, 2021 and 2020, our top 20 clients contributed 46%, 48% and 51% of our revenue. We have had long-term relationships with a number of our clients, with tenures of over five years, and in some cases, over 20 years. Our average tenure with our top ten customers between the fiscal years ended March 31, 2018 and 2021 was over 14 years.
In the six months ended September, 2021, 16 clients contributed over US$10 million of annual revenue each, while 22 clients contributed between US$5 million and US$10 million of revenue each and 92 clients contributed between US$1 million and US$5 million of revenue, which we believe creates potential opportunities to penetrate and scale these relationships. In the fiscal year ended March 31, 2021, 11 clients contributed over US$10 million of annual revenue each, while 16 clients contributed between US$5 million and US$10 million of revenue each and 88 clients contributed between US$1 million and US$5 million of revenue. In the fiscal year ended March 31, 2020, 11 clients contributed over US$10 million of annual revenue each, while 15 clients contributed between US$5 million and US$10 million of revenue each and 80 clients contributed between US$1 million and US$5 million of revenue. In the fiscal year ended March 31, 2019, eight clients contributed over US$10 million of annual revenue each, while 16 clients contributed between US$5 million and US$10 million of revenue each and 66 clients contributed between US$1 million and US$5 million of revenue. In the fiscal year ended March 31, 2018, seven clients contributed over US$10 million of annual revenue each, while 13 clients contributed between US$5 million and US$10 million of revenue each and 60 clients contributed between US$1 million and US$5 million of revenue. See “Business — Our Clients.”
Our ability to expand our relationships with existing clients, even during the COVID-19 pandemic, is driven by several factors such as our success in providing high quality services to our clients’ satisfaction; our clients’ strategic initiatives to embrace outsourcing and digital services; our clients’ challenges in accessing technical talents, pricing, competition and overall economic conditions.
Pricing of and margin on our services; wage inflation
Our services are generally billed under time-and-material, fixed-price, fixed-capacity/fixed-monthly or per-transaction arrangements. The fees we charge depend on the type of project and the services provided to a client, the mix and locations of personnel involved and, in the case of certain software licenses or platforms, the level of usage by our clients. Our revenue by contract type is relatively balanced between time-and-material projects and fixed-price projects. For the six months ended September 30, 2021, 54% of our revenues were from fixed-price projects, while 46% of our revenues were from time-and-material contracts, compared to the six months ended September 30, 2020, where 53% of our revenues were from fixed-price projects and 47% of our revenues were from time-and-material projects. For the fiscal year ended March 31, 2021, 54% of our revenues were from fixed-price projects, while 46% of our revenues were from time-and-material contracts, compared to the fiscal year ended March 31, 2020, where 48% of our revenues were from fixed-price projects and 52% of our revenues were from time-and-material projects.
For time-and-material contracts, the hourly or monthly rates we charge our clients for services provided by our engineering personnel are a key factor impacting margins. Hourly or monthly rates for projects vary by complexity and delivery structure. By contrast, fixed-price contracts often give us more flexibility in allocating our internal resources and we are better able to control our costs or manage our productivity compared to time-and-material contracts. However, we bear the risk of unexpected cost overruns under fixed-price contracts, which can negatively affect our margins and our results of operations. After a project has been completed, such as upon delivery of a software system that we have developed for a customer, we may also receive recurring revenues associated with ongoing maintenance fees or warranty fees, typically billed on a recurring, periodic basis. We also charge periodic license or usage fees for certain other software products or platforms that we have developed.
As our client relationships deepen and mature, we also seek to maximize our revenues and profitability by expanding the scope of services offered to our existing clients and winning high value engagements that are strategically important or provide higher fee potential. As we scale our client relationships, we may from time to time offer volume discounts to a client; such volume discounts may impact margins but are given in the context of an overall objective of growing our revenues from the client.
The margin on our services is impacted by the changes in our costs in providing those services, which is influenced by wage inflation among other factors. Wage inflation has historically been high in countries such as India, where we maintain a significant number of personnel. While we did not generally increase our wage rates in the fiscal year ended March 31, 2021, except in certain niche areas, wages have been significant drivers for increased operating expenses in the past. As of September 30, 2021 and March 31, 2021, we employed 20,786 and 12,391 employees, out of which 17,026 and 9,595 employees were based in India. We have historically managed to mitigate the impact of wage inflation on our margins through our efficient delivery systems and processes by effectively managing the mix of personnel, optimum utilization, robust hiring, training and employee development programs, as well as foreign exchange benefits and increases in billing rates linked to personnel with greater experience and expertise.
Our ability to efficiently manage, forecast demand for, and utilize, talent
Our margins depend in part on our ability to forecast demand for, and maintain favorable utilization rates among, our personnel. Our utilization rates among our personnel were 77.8%, 80.3% and 79.5% for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. We define employee utilization for IT services as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of technology professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. Our ability to forecast demand for, and effectively utilize, our personnel is typically improved by longer-term strategic client relationships where we are provided with advance information on resource demand forecasts. However, we also need to keep an optimal bench of employees to support growth and allow for attrition. The majority of our engineers have transferable skills, which can be used across clients and verticals, allowing us to efficiently utilize and meet resource demands. We manage employee headcount and utilization based on ongoing assessments of our business pipeline and requirements for personnel with appropriate skills and seniority.
Talent acquisition is also an important part of our business. We focus on hiring highly educated talent with strong technical skills, many of whom have domain expertise, to drive quality delivery and innovative services. As of the date of this prospectus, approximately 85% of our employees have domain expertise. We have invested in programs that helps us meet our need for a broad, diverse and integrated employee skill set. Moreover, we believe that we are able to retain our employees by providing opportunities for skill development. We also recruit graduates from on-campus recruitment and train them to improve our workforce experience pyramid. Accordingly, we provide numerous opportunities for continued and self-directed training by employees. We also seek to retain top talent by managing career aspirations through opportunities for mobility across skillsets, geographies and functions.
Our ability to identify, integrate and effectively manage businesses we acquire
We have made, and intend to continue to make, strategic investments and acquisitions to expand our client base, add complementary products, services and capabilities and further our geographic penetration. We have successfully acquired and integrated four businesses since 2016, including the acquisition of SLK Global in April 2021. Our acquisitions, including SLK Global, WHISHWORKS, Incessant Technologies Private Limited (currently known as Coforge DPA UK Ltd.) and RuleTek, enhanced our capabilities in various services and solutions across verticals, and added new or improved service offerings related to intelligent automation, digital integration and BPM. These recent acquisitions not only enhanced our offerings and improved our competitiveness but also expanded our client base and presence across geographies. We have built a robust process to identify, rigorously select, prudently purchase and rapidly integrate strategic tuck-in acquisitions that help us expand and grow our business. We also have a strong track record of retaining senior management during the integration of our acquisitions. We believe that our track record of successful acquisitions shows that our acquisition strategy is repeatable and a value-added growth driver for our business. At the same time, costs associated with our acquisitions could affect our margins. Our margins can also be affected by the acquisition of entities with higher or lower overall margins than us. As a result, our strategic investments and acquisitions may affect our future financial results.
Our ability to optimize our investments in our delivery platform, systems and processes
Our local-global delivery model combines a responsive local presence within or near our clients with the efficiencies, reach and flexibility of our global delivery centers for scale. We sourced 58%, 62% and 64% of our revenue from onshore delivery, where our delivery personnel are within the geography of the client, in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively, compared to 42%, 38% and 36% of our revenues from offshore delivery (including nearshore) (where our delivery personnel are outside of the geography of the client), respectively. We had 3,458, 2,536 and 2,451 onshore employees delivering services in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively, compared to 16,121, 8,933 and 7,823 offshore employees delivering services for the same periods respectively. We had 25 delivery centers in nine countries supported by sales offices in 35 cities worldwide, as of the date hereof. We continue to invest in new offices, engineering and other software, our solutions team and our quality review team, technology demonstration projects and client workshops, and dedicated support at various engagement levels. We believe these investments will deliver returns over time as we continue to scale our business.
Our local-global delivery model is supported by robust IT tools and other internal systems and processes that enable us to provide our services efficiently and effectively. While we believe we have sufficient delivery center capacity to address our near-term needs and opportunities, we expect to continue to expand capacity to meet the long-term growth in demand. In addition, we plan to maintain and strengthen our internal IT systems, tools and processes to support our growth. We believe our ability to effectively manage our investments in our delivery platform, systems and processes will significantly impact our ability to grow revenues and manage margins.
Foreign exchange rate fluctuations
Our reporting and functional currency is the Indian Rupee. However, we conduct business in multiple countries and currencies, such as the US Dollar, Euro and United Kingdom Pound Sterling and exchange rate fluctuations, especially between the Indian Rupee and the US Dollar, impact our results of operations. In the six months ended September 30, 2021 and the fiscal year ended March 31, 2021, more than 53.8% and 53.0% of our revenues were denominated in US Dollars, more than 21.3% and 22.0% in United Kingdom Pound Sterling and less than 9% of our revenues were in each case denominated in other currencies, primarily the Indian Rupee, Euro and Australian Dollars, whereas relatively more of our expenses are denominated in Indian Rupees. These effects were particularly prominent in the fiscal year ended March 31, 2021, which experienced significant currency movements, compared to the previous year. In particular, the Indian Rupee appreciated by approximately 5.0% against the US Dollar, approximately 8.0% against United Kingdom Pound Sterling and approximately 10.5% against the Euro.
We are exposed to fluctuations in foreign exchange rates primarily on (i) fluctuations between the Indian Rupee, on the one hand, and the other currencies in which we earn revenue or hold assets, on the other hand, since our reporting currency is the Indian Rupee and we translate revenues earned or assets denominated in such currencies to the Indian Rupee when preparing our consolidated financial results and (ii) expenditures in other relevant currencies. Currency fluctuations, especially the depreciation of the Indian Rupee relative to the US Dollar, the Euro, and United Kingdom Pound Sterling, could positively impact our results of operations, while an appreciation of the Indian Rupee relative to the US Dollars could negatively impact our results of operations. We are also exposed to foreign exchange rate fluctuations on assets denominated in other foreign currencies. We utilize forward foreign exchange derivative contracts to hedge the risk of foreign exchange volatility on part of our future revenues. For further information regarding the impact of foreign exchange rate fluctuations on our results of operations and our use of foreign exchange derivative contracts, see “Risk Factors — Risks Related to Our Business — Foreign exchange-related risk could adversely affect our business” and “— Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”
Continuing to innovate
We believe our broad technical and creative skills, digital and software engineering capabilities and work in next-generation technologies allow us to grow our business, including by attracting and scaling clients, and maintain favorable margins through cost-effective solutions. In addition to our core expertise, we have also developed next-generation digital expertise across pervasive technologies, helping our clients remain at the forefront of digital innovation. Our ability to converge capabilities across platforms such as engineering, data and integration, and automation creates quantifiable business value for our clients. We leverage deep industry knowledge to reimagine and automate business processes, modernize, and integrate cloud native applications, drive operational insights and intelligence from data to help our clients grow and compete effectively in the new world. Our core platforms use some of the most innovative technologies, which offer us options for extending and integrating the core with new business models. Our core modernization, extension and innovation frameworks enable our clients to differentiate and deliver services to their customers. We have also invested in technology development projects to enhance our technological operating platforms, such as AdvantageGo, which provides a strong basis for recurring revenue. We also use technology to enhance our capabilities in various skills, and we dedicate a significant amount of resources to the educational development of our personnel.
Income tax expense
Our profit after tax is significantly impacted by the tax regimes applicable to us and our effective tax rate may fluctuate significantly as a result of differences between domestic and foreign jurisdiction tax rates, tax credits and non-taxable items, non-deductible share-based compensation expenses and other non-deductible expenses, as well as the impact of tax concessions and benefits in certain jurisdictions. For example, we have benefited from certain tax incentives that the Government of India had provided for the export of IT services from the units registered under the Software Technology Parks Scheme (“STP”) and we continue to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 of India (“SEZ Act”); however, the income tax incentives provided by the Government of India for STP units expired in fiscal year 2011 and the income from all our STP units are now taxable. Our Indian operations are eligible to claim income tax exemption with respect to profits earned from export revenue by various legal entities located in the Special Economic Zones (each such unit, a “SEZ unit”). Under the SEZ Act, SEZ units which begin providing services on or after April 1, 2005 are eligible for an income tax deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for the five years thereafter. An income tax deduction of up to 50% of such profits or gains is also available for another five years subject to the creation of a Special Economic Zone Re-Investment Reserve out of the profits of the eligible SEZ units and the utilization of such reserve by us to acquire new plant and machinery for the purpose of our business as per the provisions of the Income Tax Act, 1961. Under the SEZ Act, the tax benefits of SEZ units will expire in stages from April 1, 2012 to March 31, 2029. In the six months ended September 30, 2021 and the fiscal year ended March 31, 2021, we had one SEZ unit operating under tax exemption at the 100% and 50% rates, one SEZ unit operating under tax exemption at the 100% rates and two SEZ unit operating under tax exemption at the 50% rates, respectively, in the Greater Noida region. Moreover, we are also classified as a SEZ Developer, which has allowed us to claim the 100% tax deduction from 2013 through 2022.
As a resident company in India, we are required to pay taxes to the Government of India on global income in accordance with the provisions of Section 5 of the Indian Income Tax Act, 1961, which is reflected on our financial statements as domestic taxes. The taxes paid in countries where business is conducted through overseas branches are claimed as a credit against the tax liability in India. Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work.

As a result of the tax benefits described above, our total income derived from business operations are subject to corporate tax in India at a lower rate as compared to the statutory tax rate of 34.9%. Currently, minimum tax rate statute is applicable to our operations in India and are paying taxes in India at a rate of 17.5% for the six months ended September 30, 2021 and the fiscal year ended March 31, 2021 and 2020. As such, we have accumulated credit of taxes available to be utilized in future periods to offset the normal taxes. In addition, the aforementioned taxed incentives result in a portion of our pre-tax income not being subject to income tax for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, which decreased our income tax expense by Rs. 226 million (US$3 million), Rs. 432 million (US$6 million) and Rs. 437 million in these periods, respectively, compared to the tax amounts that we estimate we would have been required to pay if these incentives had not been available.
The following table sets forth our consolidated income tax expense and effective tax rate for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020:
	For the Six Months Ended September 30,	For the Fiscal Year Ended March 31,
	2021	2021	2020
Income tax expense (Rs. in millions)	766	1,302	1,278
Effective tax rate	20.7%	21.8%	21.5%
Impact of COVID-19 on our operations
In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The evolving and constantly changing impact of the pandemic has had, and will continue to have, an effect on the way we operate our business and our results of operations. We have been committed to slowing the spread of the virus as well as ensuring the wellbeing and safety of our employees. We have been able to provide work-from-home options for approximately 97% of our global workforce (excluding employees of SLK Global) since April 2020 and which continue to the date of this prospectus. We have been able to keep our employees productive through the use of our technological platforms, with utilization rates remaining high at 77.8%, 80.3% and 79.5% for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. As a result, we have been able to continue to grow our revenues by 37.1% between the six months ended September 30, 2021 and 2020 and 11.4% between the fiscal years ended March 31, 2021 and 2020, respectively. However, our TTH vertical, which has historically been our second largest industry vertical, experienced a 34.9% increase in revenues between the six months ended September 30, 2021 and 2020, or a 33.0% increase on a constant currency basis, and a 22.9% decrease in revenues between the fiscal years ended March 31, 2021 and 2020, or a 26.9% decrease on a constant currency basis, respectively. The decreases in revenue are primarily a result of our THH customers suspending their projects as a result of COVID-19-related disruptions, as well as discounts that were granted certain customers. Our total revenue from operations, excluding revenues attributable to the TTH vertical, had otherwise increased by 37.6% between the six months ended September 30, 2021 and 2020 and 24.7% between the fiscal years ended March 31, 2021 and 2020, respectively.
We have evaluated the impact of the COVID-19 pandemic on various aspects of our business and operations, including (i) constraints, if any, on our ability to render services which may require reassessment of estimations of costs to complete contracts; (ii) financial condition of the customers and their ability to pay; (iii) penalties relating to breaches of service level agreements; and (iv) termination or suspension of contracts by customers. While our management has concluded that the impact of the COVID-19 pandemic has not materially affected our result of operations, other than the decrease of revenue associated with our TTH vertical, we have recognized impairments on account of COVID-19 of nil, Rs. 180 million (US$2 million) and Rs. 128 million in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively, which comprised impairments on outstanding receivables, unbilled revenue and goodwill related to clients in the TTH vertical.
Certain Income Statements Line Items
Revenues from operations
Our revenues from operations are generated principally from software-related services provided either on a time-and-material, fixed-price, fixed-capacity/fixed-monthly or on a transaction basis. We primarily enter into master service agreements with our clients, which provide a framework for services and statements of work. These statements of work define the scope, timing, pricing terms and performance criteria for each individual engagement under the respective master service agreements.
Under time-and-material contracts, we are compensated for actual time incurred by our personnel at agreed hourly or daily rates, as well as travel and out-of-pocket expenses. We also have license-based arrangements involving the supply and/or installation, configuration and implementation of software licenses that we grant to our customers.
The following table sets forth our revenues by contract type by amount and as a percentage of our revenues for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020.
	For the Six Months Ended September 30,					For the Fiscal Year Ended March 31,
	2021			2020		2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues	US$	Rs.	% of Revenues	Rs.	% of Revenues
	(in millions, except percentages)
Time-and-material	187	13,871	46	10,454	47	289	21,449	46	21,756	52
Fixed-price(1)	222	16,439	54	11,653	53	340	25,179	54	20,083	48
Revenue	409	30,310	100	22,107	100	629	46,628	100	41,839	100

Notes:
(1)
Comprises fixed capacity, fixed monthly, transaction basis and license-based contracts

We generally bear the risk of cost overruns and inflation with respect to fixed-price and fixed-timeframe projects, and our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition.
For additional information regarding our revenue recognition policy, see “— Critical Accounting Policies — Revenue from Operations.” For a discussion of our revenues by industry vertical and service offering, see “— Comparison of the Six Months Ended September 30, 2021 and 2020 — Revenue from operations” and “— Comparison of Fiscal Years Ended March 31, 2021 and 2020 — Revenue from operations.” For a discussion of our revenues and profits for period by geographic area, see “— Comparison of the Six Months Ended September 30, 2021 and 2020 — Segmental results by geography” and “— Comparison of Fiscal Years Ended March 31, 2021 and 2020 — Segmental results by geography.”
Other income
Our other income consists primarily of interest income, dividend income from investment in mutual funds, interest income from financial assets at amortized cost, gain on exchange fluctuations (net), gain on sale of investments in equity instruments, income on financial investments at fair value through profit and loss and other miscellaneous income.
Cost of hardware and third-party software
Our cost of hardware and third-party software consists primarily of technology hardware and software purchased for implementation of a client project, such as setting up data centers or replacing a client’s technology infrastructure. In addition, such line item includes annual maintenance of such hardware and software purchased. Other expenses incurred to service client projects include employee cost, subcontractor cost and travel cost, among others, which are disclosed separately in the income statement.
Sub-contracting / technical fees
Our sub-contracting / technical fee consists primarily of cost of third party consultants we retain to assist in work for client delivery. For example, during the COVID-19 pandemic, we hired technical consultants to undertake tasks onsite at client offices when our employees were unable to be onsite due to travel restrictions. In addition, it includes technical services provided by professional firms having niche capabilities.
Employee benefits expense
Our employee benefits expense is our primary operating expense associated with our business. It consists primarily of salaries, wages and bonuses paid to our employees, contributions to provident (and other) statutory funds, employee share-based payments, gratuity and staff welfare expenses.
Depreciation and amortization expense
Depreciation consists of depreciation expense recorded on property and equipment over an item’s useful life. Amortization consists of expenses relating to the amortization of intangible assets obtained through acquisitions.
Other expenses
Other expenses primarily consist of professional charges to third parties, such as consultants we retain, travelling and conveyance expenses and other production expenses, which primarily consist of licenses we pay to third parties for software we use to provide our services. Other expenses also consist of rent, communication expenses, legal and professional expenses, insurance, repairs and maintenance, allowances for doubtful debts, advertisement and publicity expenses, business promotion expenses, and all other businesses expenses not accounted for elsewhere. In the fiscal years ended March 31, 2021 and 2020, we recognized impairment on account of COVID-19, which consists of impairment on outstanding receivables and unbilled revenue amounting to Rs. 180 million (US$2 million) and Rs. 88 million, respectively. In the six months ended September 30, 2021, there was no impairment recognized.
Finance costs
Finance costs consist of interest on the NCB, bank loans and interest on lease liabilities for our property leases.
Income tax expense
We are subject to income taxes in India, the United States, the United Kingdom, and numerous other jurisdictions in Europe, the Middle East and Asia Pacific. Our provision for income taxes, which is reflected on our consolidated statements of income as Income tax expense consists of (i) current income tax expense arising from income from operations (ii) deferred income tax expense/(benefit) arising from temporary differences and (iii) income tax expense/benefits as a result of certain intercompany transactions. We use the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The tax rates on reversal of temporary differences might be different from the tax rates used for creation of the respective deferred tax assets/liabilities. As of September 30, 2021, March 31, 2021 and 2020, we had deferred tax assets of Rs. 1,931 million (US$26 million), Rs. 1,447 million (US$20 million) and Rs. 1,215 million, respectively, and deferred tax liabilities of Rs. 740 million (US$10 million), Rs. 166 million (US$2 million) and Rs. 279 million, respectively.
Results of Operations
The following table sets forth a summary of our consolidated results of operations, both actual amounts and as a percentage of revenues, for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020.

	For the Six Months Ended September 30,					For the Fiscal Year Ended March 31,
	2021			2020		2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues	US$	Rs.	% of Revenues	Rs.	% of Revenues
	(in millions, except percentages)
Revenue from operations	409	30,310	100.0	22,107	100.0	629	46,628	100.0	41,839	100.0
Other Income, net	3	238		115		4	326		734
Total Income	412	30,548		22,222		633	46,954		42,573
Expenses:
Cost of hardware and third-party software	25	1,881	6.2	1,735	7.8	48	3,595	7.7	1,908	4.6
Sub-contracting / technical fees	41	3,028	10.0	1,655	7.5	52	3,845	8.2	2,893	6.9
Employee benefits expense	250	18,538	61.2	13,368	60.5	380	28,158	60.4	25,298	60.5
Depreciation and amortization expense	15	1,122	3.7	925	4.2	25	1,836	3.9	1,770	4.2
Other expenses	27	2,002	6.6	1,848	8.4	46	3,415	7.3	4,595	11.0
Finance cost	4	284	0.9	77	0.3	2	143	0.3	155	0.4
Total expenses	362	26,855	88.6	19,608	88.7	553	40,992	87.9	36,619	87.5
Profit before income taxes	50	3,693	12.2	2,614	11.8	80	5,962	12.8	5,954	14.2
Income tax expense	11	766	2.5	563	2.5	17	1,302	2.8	1,278	3.1
Profit for the period/year	39	2,927	9.7	2,051	9.3	63	4,660	10.0	4,676	11.2
Comparison of the Six Months Ended September 30, 2021 and 2020
Revenue from operations
Our revenue from operations increased by 37.1% to Rs. 30,310 million (US$409 million) for the six months ended September 30, 2021 from Rs. 22,107 million for the six months ended September 30, 2020. On an organic basis (without SLK Global), our revenue from operations increased by 24.9% between these two periods. On a constant currency basis, our revenue from operations increased by 35.2% between these two periods. This organic growth is primarily due to an increase in revenue from existing and new clients in our signed deals in the last twelve months ended September 30, 2021. See “ — Factors Affecting Our Results of Operations — Expanding client relationships.”
Revenues from operations by vertical
The following table sets forth revenues by vertical, by amount and as a percentage of our revenues for the six months ended September 30, 2021 and 2020.

	For the Six Months Ended September 30,
	2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues
	(in millions, except percentages)
Vertical
Banking and Financial Services	92	6,843	22.6	3,792	17.2
Insurance	123	9,091	30.0	7,450	33.7
Travel, Transportation and Hospitality	77	5,691	18.8	4,218	19.1
All Others	117	8,685	28.6	6,647	30.0
Revenues	409	30,310	100	22,107	100
On a vertical basis, our revenues from operations primarily grew as a result of increased revenue from each of our BFS, Insurance, TTH and All Others verticals, which grew 80.5%, 22.0%, 34.9% and 30.7%, respectively. This growth was primarily due to increased revenues from existing customers in these verticals, as well as the addition of 22 new clients which were acquired in the six months ended September 30, 2021. The growth in the All Others vertical was a result of our strategy to invest in expanding our operations into newer verticals in the second half of the fiscal year ended March 31, 2020.
Revenues from operations by service category
The following table sets forth revenues by service category and revenues by service category as a percentage of our revenues for the six months ended September 30, 2021 and 2020. For more information on our core services see “Business — Our Services.”
	For the Six Months Ended September 30,
	2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues
	(in millions, except percentages)
Service category
Product Engineering	54	4,026	13.3	3,580	16.2
Intelligent Automation(1)	59	4,361	14.4	3,265	14.8
Data and Integration(2)	83	6,174	20.4	4,224	19.1
Cloud and Infrastructure Management	70	5,171	17.1	4,425	20.0
Business Process Management	41	3,047	10.0	463	2.1
Application Development and Maintenance	102	7,531	24.8	6,150	27.8
Revenues	409	30,310	100	22,107	100

Notes:
(1)
Comprises our digital process automation services and other related services.

(2)
Comprises our data services and our digital integration services, and other related services.

On a service category basis, our revenues from operations primarily grew as a result of the 31.6% increase in revenues from our collective digital services offerings, namely data and integration, product engineering, intelligent automation categories, which increased by 46.2%, 12.5% and 33.6%, respectively. This growth results primarily from our efforts to expand sales to existing customers. Revenues from cloud and infrastructure management services increased by 16.9% as a result of increased revenues from existing customers and new customers acquired in the last twelve months ended September 30, 2021.
The growth in revenues from operations also reflects the increase in revenues from our BPM services to 10.0% in the six months ended September 30, 2021 from 2.1% in the six months ended September 30, 2020.

This growth was broad-based across all service lines and results from our acquisition of SLK Global in April 2021. The growth was broad based across all service lines during the period under review.
Other income
Our other income increased by 107.0% to Rs. 238 million (US$3 million) for the six months ended September 30, 2021 from Rs. 115 million for the six months ended September 30, 2020 primarily due to foreign exchange gain in the six months ended September 30, 2021 amounting to Rs. 107 million.
Cost of hardware and third-party software
Our cost of hardware and third-party software increased by 8.4% to Rs. 1,881 million (US$25 million) for the six months ended September 30, 2021 from Rs. 1,735 million for the six months ended September 30, 2020 primarily due to growth in the business.
Sub-contracting / technical fees
Our sub-contracting / technical fees increased by 83.0% to Rs. 3,028 million (US$41 million) for the six months ended September 30, 2021 from Rs. 1,655 million for the six months ended September 30, 2020. This increase was primarily attributable to growth in the business. The number of sub-contractors we engaged to help service our clients increased by 89.0% in the six months ended September 30, 2021 to 633, from 335 in the six months ended September 30, 2020.
Employee benefit expense
Our employee benefits expense increased by 38.7% to Rs. 18,538 million (US$250 million) for the six months ended September 30, 2021 from Rs. 13,368 million for the six months ended September 30, 2020. This increase is due to increases in salaries, wages and bonus expenses principally related to an increase in employee headcount. On an organic basis (without SLK Global) our employee benefit expense increased by 27.2% during these periods which is primarily due to increases in employee headcount. Our total number of employees excluding SLK Global increased by 29.2% to 13,163 as of September 30, 2021 from 10,189 as of September 30, 2020.
Depreciation and amortization expense
Our depreciation and amortization expense increased by 21.3% to Rs. 1,122 million (US$15 million) for the six months ended September 30, 2021 from Rs. 925 million for the six months ended September 30, 2020. On an organic basis (without SLK Global) our depreciation and amortization expense decreased by 12.0% during these periods due to the expiry of the useful life of certain assets.
Other expenses
Our other expenses increased by 8.3% to Rs. 2,002 million (US$27 million) for the six months ended September 30, 2021 from Rs. 1,848 million for the six months ended September 30, 2020. On an organic basis (without SLK Global) our other expense decreased by 11.1% during these periods primarily due to impairment of receivables and unbilled on account of COVID-19 amounting to Rs. 180 million recorded in the six months ended September 30, 2020.
Finance costs
Our finance costs increased by 268.8% to Rs. 284 million (US$4 million) for the six months ended September 30, 2021 from Rs. 77 million for the six months ended September 30, 2020. This increase is primarily on account of interest on the NCB amounting to Rs. 144 million in the six months ended September 30, 2021, with the remainder being on account of interest on working capital line.
Profit before income taxes
As a result of the foregoing, our profit before tax increased by 41.3% to Rs. 3,693 million (US$50 million) for the six months ended September 30, 2021 from Rs. 2,614 million for the six months ended September 30, 2020.

Income tax expense
Our total tax expense increased by 36.1% to Rs. 766 million (US$11 million) for the six months ended September 30, 2021 from Rs. 563 million for the six months ended September 30, 2020 primarily due to higher profit before tax. The effective tax rate for the six months ended September 30, 2021 is 20.7% as compared to 21.9% for the six months ended September 30, 2020.
Profit for the year
As a result of the foregoing, our profit for the year increased by 42.7% to Rs. 2,927 million (US$39 million) for the six months ended September 30, 2021 from Rs. 2,051 million for the six months ended September 30, 2020.
Segmental results by geography
The following table sets forth our revenues by geographic area based on client location, by amount and as a percentage of our revenues for the six months ended September 30, 2021 and 2020. We present our revenue by client location based on the location of the specific client site we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed.
	For the Six Months Ended September 30,
	2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues
	(in millions, except percentages)
Geography
Americas	212	15,742	51.9	10,503	47.5
EMEA	138	10,249	33.8	7,929	35.9
APAC	37	2,723	9.0	1,817	8.2
India	22	1,596	5.3	1,858	8.4
Revenues	409	30,310	100	22,107	100
The following table sets forth our geographical EBITDA attributable to each geographic area based on client location, by amount and as a percentage for the six months ended September 30, 2021 and 2020.
	For the Six Months Ended September 30,
	2021			2020
	US$	Rs.	% of EBITDA	Rs.	% of EBITDA
	(in millions, except percentages)
Geography
Americas	36	2688	55.5	1828	49.0
EMEA	26	1917	39.6	1621	43.4
APAC	4	318	6.6	163	4.4
India	(1)	(82)	(1.7)	122	3.2
EBITDA	65	4,841	100	3,734	100
Our revenues grew across all of our geographic areas except India between the six months ended September 30, 2021 and 2020. Revenues from the Americas grew by 49.9%, between the six months ended September 30, 2021 and 2020. On an organic basis (without SLK Global) our revenues from the Americas grew by 24.1% during these periods primarily due to growth in our Insurance vertical and partial recovery in our TTH vertical. This also includes revenues from our new verticals, such as the Healthcare and Hi-tech verticals. Revenues from EMEA grew by 29.3%, between the six months ended September 30, 2021 and 2020 primarily due to ramp up in data, integration and automation services in the region and growth in key accounts in our BFS and public sectors. Revenues from Asia-Pacific (“APAC”), grew by 49.9%, between the six months ended September 30, 2021 and 2020 primarily due to growth in our automation services and partial recovery in our TTH vertical. Revenues from India declined by 14.1%, between the six months ended September 30, 2021 and 2020 primarily due to the completion of a major milestone of our large automation and infrastructure project in India.
EBITDA attributable to the Americas grew by 47.0%, between the six months ended September 30, 2021 and 2020 primarily due to the recovery in our TTH vertical (as discounts were given to certain TTH clients during the fiscal year ended March 31, 2021) along with growth in our BFS and Insurance verticals. This also reflects the increase in margins due to our acquisition of SLK Global in April 2021. EBITDA attributable to EMEA area grew by 18.2%, between the six months ended September 30, 2021 and 2020 primarily due to ramp up in key accounts in our BFS and public sectors. EBITDA attributable to APAC grew by 95.1%, between the six months ended September 30, 2021 and 2020 primarily due to growth in our automation service. India has delivered negative EBITDA in the six months ended September 30, 2021 as compared to positive EBITDA in the six months ended September 30, 2020, as a result of a decrease in revenue due to the completion of a major milestone of our large automation and infrastructure project in India.
Comparison of Fiscal Years Ended March 31, 2021 and 2020
Revenue from operations
Our revenue from operations increased by 11.4% to Rs. 46,628 million (US$629 million) for the fiscal year ended March 31, 2021 from Rs. 41,839 million for the fiscal year ended March 31, 2020. On a constant currency basis, our revenue from operations increased by 6.0% between these two periods. This growth is primarily due to the growth resulting from the acquisition of new customers in our BFS, Insurance and All Others verticals. This growth was partially offset by the decreased revenue from our TTH vertical, which, as our second largest vertical (due primarily to the COVID-19 pandemic) had a disproportionate effect on our revenue. Our weighted average total revenue from operations (excluding the contribution of our TTH vertical) increased by 25.0%, or 18.4% on a constant currency basis.
Revenues from operations by vertical
The following table sets forth revenues by vertical, by amount and as a percentage of our revenues for the fiscal years ended March 31, 2021 and 2020.
	For the Fiscal Year Ended March 31,
	2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues
	(in millions, except percentages)
Vertical
Banking and Financial Services	110	8,135	17.4	6,754	16.1
Insurance	204	15,135	32.5	12,694	30.3
Travel, Transportation and Hospitality	121	8,989	19.3	11,666	27.9
All Others	194	14,369	30.8	10,725	25.6
Revenue	629	46,628	100.0	41,839	100.0
On a vertical basis, our revenues from operations primarily grew as a result of increased revenue from each of our BFS, Insurance and All Others verticals, which grew 20.4%, 19.2% and 34.0%, respectively. On a constant currency basis, our revenue from our BFS, Insurance and All Others verticals grew 14.6%, 12.8% and 28.2%, respectively. This growth was primarily due to increased revenues from existing customers in these verticals, as well as the addition of 45 new clients which were acquired in the fiscal year ended March 31, 2021. The growth in the All Others vertical was a result of our strategy to invest in expanding our operations into newer verticals in the second half of the fiscal year ended March 31, 2020 and in the fiscal year ended March 31, 2021.
This growth in revenues from operations, however, was offset by the decrease in revenues from operations from our TTH vertical, which decreased by 22.9% or 26.9% on a constant currency basis. This decrease in revenue is primarily a result of our TTH customers suspending their projects as a result of COVID-19 related disruptions, as well as discounts that we provided to certain customers.
Revenues from operations by service category
The following table sets forth revenues by service category and revenues by service category as a percentage of our revenues for the fiscal years ended March 31, 2021 and 2020. For more information on our core services see “Business — Our Services.”
	For the Fiscal Year Ended March 31,
	2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues
		(in millions, except percentages)
Service category
Product Engineering	99	7,321	15.7	6,234	14.9
Intelligent Automation(1)	94	6,994	15.0	6,108	14.6
Data and Integration(2)	126	9,372	20.1	7,657	18.3
Cloud and Infrastructure Management	130	9,652	20.7	7,322	17.5
Business Process Management	11	793	1.7	962	2.3
Application Development and Maintenance	169	12,496	26.8	13,556	32.4
Revenue	629	46,628	100.0	41,839	100.0

Notes:
(1)
Comprises our digital process automation services and other related services.

(2)
Comprises our data services and our digital integration services, and other related services.

On a service category basis, our revenues from operations primarily grew as a result of the 18.4% increase in revenues from our collective digital services offerings, namely data and integration, product engineering, intelligent automation categories, which increased by 22.4%, 17.4% and 14.5% respectively. This growth results from our efforts to expand sales to existing customers. Revenues from cloud and infrastructure management services increased by 31.8% as a result of increased revenues from existing customers that were acquired in the fiscal year ended March 31, 2020 and new customers acquired in the fiscal year ended March 31, 2021.
This growth in revenues from operations, however, was offset by the decrease in revenues from the application development and maintenance service category, which decreased by 7.8%. This decrease in revenue is primarily a result of our TTH customers suspending their projects as a result of COVID-19 related disruptions and an increase in discounts given to certain customers in this vertical.
Other income
Our other income decreased by 55.6% to Rs. 326 million (US$4 million) for the fiscal year ended March 31, 2021 from Rs. 734 million for the fiscal year ended March 31, 2020 due to decreased income from the financial instruments, such as mutual funds. In addition, in the fiscal year ended March 31, 2020, our other income was higher due to a foreign exchange gain, while in the fiscal year ended March 31, 2021, we experienced a foreign exchange loss (which is classified under our other expenses for such year).
Cost of hardware and third-party software
Our cost of hardware and third-party software increased by 88.4% to Rs. 3,595 million (US$48 million) for the fiscal year ended March 31, 2021 from Rs. 1,908 million for the fiscal year ended March 31, 2020 due to an increase in hardware costs associated with the hardware we provide to customers as part of our services obligations, including the set-up of data centers and upgrading technology infrastructure. In addition, this increase was attributable to the third-party license costs which we acquired as part of managed services contracts with our customers.

Sub-contracting / technical fees
Our sub-contracting / technical fees increased by 32.9% to Rs. 3,845 million (US$ 52 million) for the fiscal year ended March 31, 2021 from Rs. 2,893 million for the fiscal year ended March 31, 2020. This increase was primarily attributable to the increased use of sub-contractors to work onsite at client offices in cases where our employees were unable to travel onsite due to COVID-19 related travel restrictions. The number of onsite sub-contractors we engaged to help service our clients increased by 50% in the fiscal year ended March 31, 2021 to 502, from 335 in the previous fiscal year.
Employee benefit expense
Our employee benefits expense increased by 11.3% to Rs. 28,158 million (US$380 million) for the fiscal year ended March 31, 2021 from Rs. 25,298 million for the fiscal year ended March 31, 2020 due to the 10.0% increase in salaries, wages and bonus expenses to Rs. 26,062 million (US$351 million) for the fiscal year ended March 31, 2021 from Rs. 23,691 million for the fiscal year ended March 31, 2020 principally related to an increase in employee headcount. Our total number of employees increased by 11.1% to 12,391 as of March 31, 2021 from 11,156 as of March 31, 2020. Excluding employee share-based payment expense, the increase in our employee benefit expense was 9.7%. In the fiscal year ended March 31, 2021, we did not increase our wage levels, except with respect to a small number of employees in certain specialist areas. In addition, our employee share-based payment expenses increased in the fiscal year ended March 31, 2021 as the result of the employees stock based compensation (ESOP) for senior management that was implemented in March 2020. See “Management — 2005 Stock Option Plan.”
Depreciation and amortization expense
Our depreciation and amortization expense increased by 3.7% to Rs. 1,836 million (US$25 million) for the fiscal year ended March 31, 2021 from Rs. 1,770 million for the fiscal year ended March 31, 2020 due to amortization of intangible assets that were acquired in the acquisition of WHISHWORKS in June 2019.
Other expenses
Our other expenses decreased by 25.7% to Rs. 3,415 million (US$46 million) for the fiscal year ended March 31, 2021 from Rs. 4,595 million for the fiscal year ended March 31, 2020 primarily due to the decrease in travelling and conveyance-related expense attributable to travel disruptions caused by the COVID-19 pandemic. In addition, our impairment of receivables and unbilled on account of COVID-19 increased by 104.5% to Rs. 180 million (US$2 million) for the fiscal year ended March 31, 2021 from Rs. 88 million for the fiscal year ended March 31,2020. We also incurred a loss on foreign exchange fluctuations in the fiscal year ended March 31, 2021, compared to a foreign exchange gain in the fiscal year ended March 31, 2020 (which was classified as other income for such period).
Finance costs
Our finance costs decreased by 7.7% to Rs. 143 million (US$2 million) for the fiscal year ended March 31, 2021 from Rs. 155 million for the fiscal year ended March 31, 2020, due to the unwinding of customer discounts classified as finance costs due to the expiration of a long-term customer contract.
Profit before income taxes
As a result of the foregoing, our profit before tax increased by 0.1% to Rs. 5,962 million (US$80 million) for the fiscal year ended March 31, 2021 from Rs. 5,954 million for the fiscal year ended March 31, 2020.
Income tax expense
Our total tax expense increased by 1.9% to Rs. 1,302 million (US$18 million) for the fiscal year ended March 31, 2021 from Rs. 1,278 million for the fiscal year ended March 31, 2020 primarily due to higher profit before tax. The effective tax rate for the fiscal year ended March 31, 2021 is 21.8% as compared to 21.5% for the fiscal year ended March 31, 2020.

Profit for the year
As a result of the foregoing, our profit for the year decreased by 0.3% to Rs. 4,660 million (US$63 million) for the fiscal year ended March 31, 2021 from Rs. 4,676 million for the fiscal year ended March 31, 2020.
Segmental results by geography
The following table sets forth our revenues by geographic area based on client location, by amount and as a percentage of our revenues for the fiscal years ended March 31, 2021 and 2020. We present our revenue by client location based on the location of the specific client site we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed.
	For the Fiscal Year Ended March 31,
	2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues
		(in millions, except percentages)
Geography
Americas	300	22,236	47.7	20,040	47.9
EMEA	232	17,181	36.8	15,638	37.4
APAC	54	4,036	8.7	3,817	9.1
India	43	3,175	6.8	2,344	5.6
Revenue	629	46,628	100.0	41,839	100.0
The following table sets forth our geographical EBITDA attributable to each geographic area based on client location, by amount and as a percentage for the fiscal years ended March 31, 2021 and 2020.
	For the Fiscal Year Ended March 31,
	2021			2020
	US$	Rs.	% of EBITDA	Rs.	% of EBITDA
		(in millions, except percentages)
Geography
Americas	52	3,866	49.2	3,543	49.2
EMEA	49	3,604	45.8	3,621	50.3
APAC	6	408	5.2	335	4.7
India	(0)	(13)	(0.2)	(302)	(4.2)
EBITDA	107	7,865	100.0	7,197	100.0
Our revenues grew across all of our geographic areas between the fiscal years ended March 31, 2021 and 2020. Revenues from the Americas grew by 11.0%, between the fiscal years ended March 31, 2021 and 2020 primarily due to growth in the Insurance and BFS verticals which was partially offset by headwinds in the TTH vertical due to the effect of COVID-19 on our clients in that vertical. Revenues from EMEA grew by 9.9%, between the fiscal years ended March 31, 2021 and 2020 primarily due to growth across all verticals other than TTH. Revenues from APAC, grew by 5.7%, between the fiscal years ended March 31, 2021 and 2020 primarily due to growth in automation service line which was offset by significant decline in the TTH vertical. Revenues from India grew by 35.5%, between the fiscal years ended March 31, 2021 and 2020 primarily due to the ramp up in a large system integration project for a client.
EBITDA attributable to the Americas grew by 9.1%, between the fiscal years ended March 31, 2021 and 2020 primarily due to higher revenues and lower visa and travel costs. Profit attributable to EMEA area declined by 0.5%, between the fiscal years ended March 31, 2021 and 2020. The decrease in EBITDA in this vertical was particularly impacted by COVID-19 because EMEA has a heavy concentration of customers in the TTH vertical. However, EMEA otherwise has a higher concentration of high-margin projects, which provide a higher region-wide profit margin than the other regions. Profit attributable to APAC grew by 21.8%, between the fiscal years ended March 31, 2021 and 2020 primarily due to growth in automation service line in the region. Loss attributable to India was reduced between the fiscal years ended March 31, 2021 and 2020 as a result of the delivery of a large system integration project that was commenced in the third quarter of the fiscal year ended March 31, 2020, which provided a full year of revenues in the fiscal year ended March 31, 2021.
Key Financial Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Revenue growth rate at constant currency, adjusted profit before tax, Non-IFRS Adjusted EBITDA and adjusted diluted earnings per share are supplemental, non-IFRS financial measures of our performance that are not required by, or presented in accordance with, IFRS and may not be comparable to similarly titled measures reported by other companies. While we believe that revenue growth rate at constant currency, adjusted profit before tax, Non-IFRS Adjusted EBITDA and adjusted diluted earnings per share provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of these non-IFRS financial metrics have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of our results of operations or financial condition as reported under IFRS.
Revenue growth rate at constant currency
We monitor our revenue growth rate at constant currency. As the impact of foreign exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing business on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue generated in foreign currencies into US Dollars using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended March 31, 2020 were used to convert revenue for the fiscal year ended March 31, 2021, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure.
The following table presents a reconciliation of revenue growth rate at constant currency to revenue growth rate, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:
	For the Six Months Ended September 30,		For the Fiscal Year Ended March 31,
	2021		2021
	US$	Rs.	US$	Rs.
	(in millions, except percentages)
Revenue	409	30,310	629	46,628
Revenue period-over-period growth rate	37.1%	37.1%	11.4%	11.4%
Hedge Gain/(Loss)	2	115	(0)	(31)
Estimated impact of foreign currency exchange rate fluctuations	(3)	(202)	(35)	(2,573)
Revenue growth rate at constant currency	35.2%	35.2%	6.0%	6.0%

Non-IFRS Adjusted EBITDA
We monitor Non-IFRS Adjusted EBITDA because it assists us in comparing our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations. We define Non-IFRS Adjusted EBITDA as earnings before interest, income tax expense, depreciation and amortization, stock based compensation, transaction related expenses and impairment of receivables on account of COVID-19. Stock based compensation consists of expenses recognized with respect to the issuance of share based compensation. Transaction related expenses consists of acquisition related expenses, such as professional and legal expenses. Non-IFRS Adjusted EBITDA is not a measure calculated in accordance with IFRS. While we believe that Non-IFRS Adjusted EBITDA provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Non-IFRS Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS.
The following table presents a reconciliation of Non-IFRS Adjusted EBITDA to profit for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
	(in millions)
Reconciliation of Non-IFRS Adjusted EBITDA
Profit for year	39	2,927	2,051	63	4,660	4,676	4,221	3,087
Adjustments:
Depreciation and amortization	15	1,122	925	25	1,836	1,770	1,248	1,274
Other Income	(3)	(238)	(115)	(4)	(326)	(734)	(535)	(391)
Loss on exchange fluctuations (net)	—	—	71	1	106	—	—	32
Interest on borrowings	3	211	13	—	15	5	10	12
Other borrowing costs	—	—	—	—	—	—	14	1
Unwinding of discounts on lease liability and others	1	53	46	1	92	114	35	49
Transaction related expenses	2	175	—	1	46	235	—	—
Employee share-based payment expense	3	234	247	6	464	63	76	97
Stock appreciation right expense	0	33	12	—	34	5	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88	—	—
Income taxes	11	766	563	18	1,302	1,278	1,403	949
Event based expense	—	—	—	—	—	—	56
Non-IFRS Adjusted EBITDA	71	5,283	3,992	113	8,409	7,499	6,528	5,109
Revenue from operations	409	30,310	22,107	629	46,628	41,839	36,762	29,914
Non-IFRS Adjusted EBITDA as % of Revenue	17.4%	17.4%	18.1%	18.0%	18.0%	17.9%	17.8%	17.1%

Note:
The financial information for the fiscal years ended March 2019 and 2018 has been prepared in accordance with Indian Accounting Standards (“Ind AS”) prescribed under Section 133 of the Companies Act 2013. Ind AS differs in certain material respects from IFRS and U.S. GAAP, accordingly the financial information for the six months ended September 30, 2021 and 2020 and the fiscal years ended March 31, 2021 and 2020, which have been prepared in accordance with IFRS, may not be directly comparable to the financial information for the fiscal years ended March 31, 2019 and 2018.

Adjusted profit before tax and adjusted diluted earnings per share
We monitor adjusted profit before tax as a measure of our profitability because it represents a measure of performance that excludes the impact of certain non-cash charges and other items not directly resulting from our core operations. We define adjusted profit before tax as profit before tax excluding transaction related expenses, cost of stock based compensation, impairment of receivables and goodwill on account of COVID-19 and settlement / recovery of tax positions.
The following table presents a reconciliation of adjusted profit before tax to profit before tax, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions)
Reconciliation of profit before tax:
Profit before tax	50	3,693	2,614	80	5,962	5,954
Adjustments:
Transaction related expenses	2	175	—	1	46	235
Employee share-based payment expense	3	234	247	6	464	63
Stock appreciation right expense	0	33	12	0	34	5
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	40
Event based Recoveries	—	—	—	—	—	(57)
Amortization of acquisition related Intangibles	4	322	228	6	443	373
Adjusted profit before tax	59	4,457	3,281	95	7,129	6,701
Adjusted profit before tax as % of Revenue	14.7%	14.7%	14.8%	15.3%	15.3%	16.0%
The following table presents a reconciliation of adjusted diluted earnings per equity share to diluted earnings per equity share, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Diluted Earnings Per Equity Share
Diluted earnings per equity share	0.59	43.63	32.23	0.99	73.29	70.97	64.73	45.34
Transaction related expenses	0.04	2.82	—	0.01	0.74	3.76	—	—
Employee share-based payment expense	0.05	3.78	3.97	0.10	7.46	1.01	1.22	1.57
Stock appreciation right expense	0.01	0.53	0.19	0.01	0.55	0.08	—	—

	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Allowance for doubtful debts recorded due to COVID-19	—	—	2.89	0.04	2.90	1.41	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	0.64	—	—
Event based Recoveries	—	—	—	—	—	(0.91)	—	—
Event based Expenses	—	—	—	—	—	—	0.90	—
Amortization of acquisition related Intangibles	0.07	5.20	3.66	0.10	7.13	5.96	3.07	2.93
Deferred Tax on Amortization of acquisition related Intangibles	(0.02)	(1.23)	(0.82)	(0.02)	(1.61)	(3.21)	(1.08)	(1.04)
Tax impact of above adjustments	(0.03)	(2.30)	(2.16)	(0.05)	(3.74)	(1.90)	(1.02)	(0.81)
Adjusted Diluted Earnings per equity share	0.71	52.43	39.97	1.18	86.71	77.79	67.82	47.99

The following table presents a reconciliation of adjusted basic earnings per equity share, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Basic Earnings Per Equity Share
Basic earnings per equity share	0.60	44.61	32.66	1.01	74.68	71.39	65.49	45.63
Transaction related expenses	0.04	2.89	—	0.01	0.75	3.78	—	—
Employee share-based payment expense	0.05	3.86	4.02	0.10	7.61	1.01	1.23	1.58
Stock appreciation right expense	0.01	0.54	0.20	0.01	0.56	0.08	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	2.93	0.04	2.95	1.41	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	0.64	—	—
Event based Recoveries	—	—	—	—	—	(0.92)	—	—
Event based Expenses	—	—	—	—	—	—	0.91	—
Amortization of acquisition related Intangibles	0.07	5.31	3.71	0.10	7.26	6.00	3.10	2.95
Deferred Tax on Amortization of acquisition related Intangibles	(0.02)	(1.25)	(0.83)	(0.02)	(1.64)	(3.23)	(1.09)	(1.04)
Tax impact of above adjustments	(0.03)	(2.35)	(2.19)	(0.05)	(3.81)	(1.91)	(1.04)	(0.82)
Adjusted Basic Earnings per equity share	0.72	53.61	40.50	1.20	88.36	78.26	68.61	48.29
The following table presents a reconciliation of adjusted net income, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020	2019	2018
	US$	Rs.	Rs.	US$	Rs.	Rs.	Rs.	Rs.
Reconciliation of Adjusted Net Income
Reported Net Income	36	2,703	2,006	62	4,556	4,440	4,033	2,802
Transaction related expenses	2	175	0	1	46	235	—	—
Employee share-based payment expense	3	234	247	6	464	63	76	97
Stock appreciation right expense	0	33	12	—	34	5	—	—
Allowance for doubtful debts recorded due to COVID-19	—	—	180	2	180	88	—	—
Impairment of Goodwill on account of COVID-19	—	—	—	—	—	40	—	—
Event based Recoveries	—	—	—	—	—	(57)	—	—
Event based Expenses	—	—	—	—	—	—	56	—
Amortization of acquisition related Intangibles	4	322	228	6	443	373	191	181
Deferred Tax on Amortization of acquisition related Intangibles	(1)	(76)	(56)	(1)	(100)	(201)	(67)	(64)
Tax impact of above adjustments	(2)	(142)	(134)	(3)	(233)	(119)	(64)	(50)
Adjusted Net Income	43	3,249	2,483	72	5,390	4,867	4,225	2,966
Adjusted Net Income as % of Revenue	10.7%	10.7%	11.2%	11.6%	11.6%	11.6%	11.5%	9.9%
Order Intake and Executable Order Book over Next 12 Months
Order Intake represents the estimated sales value of confirmed customer orders pursuant to statements of work executed within a given period. We calculate our order intake based on total price specified in each statement of work executed in the period assuming that the master services agreement and statement of work continue to completion date specified in the statement of work, without assuming any renewals and assuming contractual rates remain constant and there are no significant changes to the scope of work, changes to timelines, delays, work stoppages or interruptions in the provision of services.
Our executable order book over the next 12 months represents the contractual value of our order intake that we anticipate to recognize as revenue pursuant to the service schedules, implementation plans or other timelines set forth in our statements of work.
Attrition Rates
We define attrition as the total number of full-time employees with more than six months of work experience with us, who have left us voluntarily during the reporting period, divided by the average number of full-time employees with us during the same period. We calculate our attrition rate in each reporting period based on data for the last 12 months from the last day of each respective reporting period. For further information regarding our policy related to recruitment and retention, see “Business — Employees — Recruitment and Retention.”

The following table shows the attrition rate in the respective years.
	For the Year Ended September 30,	For the Fiscal Year Ended March 31,
	2021	2021	2020	2019	2018
Attrition rates(1):
Total	15.3%	10.5%	11.8%	12.2%	10.5%

Note:
(1)
The calculation of our attrition rate in each reporting period did not take into account the number of full-time employees from our BPM services business.

New and Existing Customers
The following table shows the number of our new and existing customers from which we generate more than US$1 million in revenue annually in the respective years. For further information regarding our new and existing customers, see “Business — Factors Affecting Our Results of Operations — Expanding client relationships.”
	For the Six Months Ended September 30,	For the Fiscal Year Ended March 31,
	2021	2021	2020	2019	2018
New customers	22	45	41	40	31
Existing customers	108	70	65	50	49
Total of new and existing customers	130	115	106	90	80
Repeat business
The following table shows the percentage of our repeat business which is defined as revenue from existing customers at the start of the applicable year that generated revenue in such year.
	For the Six Months Ended September 30,	For the Fiscal Year Ended March 31,
	2021	2021	2020	2019	2018
Repeat business	94%	89%	89%	90%	89%
Liquidity and Capital Resources
Capital Resources
Our principal sources of liquidity are cash and cash equivalents, and the cash flow that we generate from operations.
As of September 30, 2021, March 31, 2021 and 2020, we had Rs. 8,296 million (US$112 million), Rs.12,512 million (US$169 million) and Rs. 13,157 million, respectively, in working capital. The working capital as of September 30, 2021 includes Rs. 2,809 million (US$38 million) in cash and cash equivalents, current investments and other bank balance. The working capital as of March 31, 2021 includes Rs. 8,246 million (US$111 million) in cash and cash equivalents, current investments and other bank balance. The working capital as of March 31, 2020 includes Rs. 9,171 million in cash and cash equivalents, current investments and other bank balance. We had Rs. 4,292 million (US$58 million), Rs. 10 million (US$0.1 million) and Rs. 347 million of outstanding borrowings as of September 30, 2021, March 31, 2021 and 2020, respectively. These cash and cash equivalents included a restricted cash balance of Rs. 202 million (US$3 million), Rs. 145 million (US$2 million) and Rs. 156 million as of September 30, 2021, March 31, 2021 and 2020, respectively. These restrictions are primarily on account of bank balances held as margin money deposit against bank guarantees provided against our performance obligations to clients.

Our primary working capital requirements are to finance our payroll-related liabilities and lease rentals during the period from delivery of our services to invoicing and collection of trade receivables from our clients, as well as the cost of equipment. We believe that our working capital is sufficient to meet our current requirements. Our primary cash needs are for capital expenditures (consisting of additions to property and equipment and to intangible assets) and working capital. From time to time, we also require cash to fund acquisitions of businesses, including for acquisition-related deferred payouts.
Future Capital Requirements
We incur capital expenditures to open new global delivery centers, for improvements to existing global delivery centers, for infrastructure-related investments including laptops, computers and peripherals and to acquire software licenses. For the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, we incurred capital expenditures of Rs. 1,014 million (US$14 million), Rs. 843 million (US$11 million) and Rs. 706 million, respectively, primarily for the purchase of software, laptops, computers and peripherals.
We believe that our available cash and cash equivalents and cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations for the next 12 months. Our ability to expand and grow our business in accordance with current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flows increase, and the availability of public and private debt and equity financing. To the extent we pursue one or more significant strategic acquisitions; we may incur debt or sell additional equity to finance those acquisitions. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, or the refinancing of our existing credit facilities, we may be subject to additional contractual restrictions on our business.
Cash Flows
The following table summarizes our cash flows for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020.
	For the Six Months Ended September 30,			For the Fiscal Year Ended March 31,
	2021		2020	2021		2020
	US$	Rs.	Rs.	US$	Rs.	Rs.
	(in millions)
Net cash inflow from operating activities	26	1,919	2,873	103	7,623	2,969
Net cash inflow/(outflow) inflow from investing activities	(121)	(9,003)	(571)	(13)	(927)	2,723
Net cash inflow/(outflow) from financing activities	26	1,933	(6,751)	(94)	(6,958)	(2,689)
Net increase/(decrease) in cash and cash equivalents	(69)	(5,151)	(4,449)	(4)	(262)	3,003
Cash, cash equivalents and restricted cash at the beginning of the period	108	7,999	8,195	111	8,195	5,079
Effect of exchange rate changes on cash and cash equivalents	(2)	(112)	31	1	66	113
Cash and cash equivalents at the end of the period	37	2,736	3,777	108	7,999	8,195
Net cash inflow from operating activities
Net cash inflow from operating activities in the six months ended September 30, 2021 was Rs. 1,919 million (US$26 million) compared to Rs. 2,873 million in the six months ended September 30, 2020. In the six months ended September 30, 2020 cash inflow from operating activities in cashflow statement includes cash inflow on account of maturity of deposits with term more than three months. Our net decrease in net cash flow from operating activities between the two periods was Rs. 172 million, which was primarily on account of cash paid towards transaction related expense for our acquisition of SLK Global. Net cash inflow from operating activities in the fiscal year ended March 31, 2021 was Rs. 7,623 million (US$103 million) compared to Rs. 2,969 million in the fiscal year ended March 31, 2020. The increase of Rs. 4,654 million was primarily due to lower trade receivables for the fiscal year ended March 31, 2021, resulting from higher collections from customers. Our free cash flow conversion ratio to our adjusted EBITDA has increased to 81.5% in the fiscal year ended March 31, 2021. Trade receivables (net of unbilled) as a percentage of the last 12 months’ revenues were 18.03%, 19.08% and 20.47% as of September 30, 2021 and March 31, 2021 and 2020, respectively. Days sales outstanding based on the last 12 months’ revenues were 66 days, 70 days and 75 days as of September 30, 2021 and March 31, 2021 and 2020, respectively.
Net cash inflow/(outflow) from investing activities
Net cash inflow/(outflow) from investing activities in the six months ended September 30, 2021 was an outflow of Rs. 9,003 million (US$121 million), compared to outflows of Rs. 571 million in the six months ended September 30, 2020. This increase in cash outflow in the six months ended September 30, 2021, is primarily on account of payment of Rs. 8,444 million (US$114 million) (net of cash acquired Rs. 739 million (US$10 million)) towards acquisition of SLK Global. Net cash outflow from investing activities in the fiscal year ended March 31, 2021 was Rs. 927 million (US$13 million), compared to inflows of Rs. 2,723 million in the fiscal year ended March 31, 2020. In the fiscal year ended March 31, 2021, we paid, Rs. 782 million (US$11 million) towards Software and Computer & Peripherals and Rs. 264 million (US$4 million), net of cash acquired, towards the acquisitions of Workspace Services division of Artech LLC. In the fiscal year ended March 31, 2020, we paid Rs. 1,256 million, net of cash acquired, towards the acquisitions of WHISHWORKS and Rs. 725 million towards Software and Computer & peripherals. In the fiscal year ended March 31, 2020, we also purchased Rs. 6,787 million of current investments. Our cash outflows in the fiscal year ended March 31, 2020, were however more than offset by cash inflow from the proceeds from the sale of current investments of Rs. 10,489 million.
Net cash inflow/(outflow) from financing activities
Net cash inflow from financing activities in the six months ended September 30, 2021 was Rs. 1,933 million (US$26 million), compared to outflow of Rs. 6,751 million in the six months ended September 30, 2020. The increase in net cash in inflow amounting to Rs. 8,684 million (US$ 117 million) between the two periods was primarily due to outflow of Rs. 4,166 million from buyback of shares and purchase of additional stake in subsidiaries amounting to Rs. 1,411 million in the six months ended September 30, 2020, inflow of Rs. 3,400 million from issuance of NCB and working capital lines of Rs. 931 million (US$13 million) in the six months ended September 30, 2021 and dividend payout of Rs. 1,990 million (US$27 million) in the six months ended September 30, 2021 as compared to dividend payout of Rs. 684 million in the six months ended September 30, 2020.
Net cash outflow from financing activities in the fiscal year ended March 31, 2021 was Rs. 6,958 million (US$94 million), compared to Rs. 2,689 million in the fiscal year ended March 31, 2020. The increase was primarily from the purchase of additional stakes in subsidiaries of Rs. 1,427 million (US$19 million), the payment for buy-back of our own equity shares (including taxes) of Rs. 4,166 million (US$56 million), Rs. 686 million (US$9 million) for dividend payments, Rs. 312 million (US$4 million) for the payment of leases and Rs. 306 million (US$4 million) for the payment of term loans. Net cash outflow from financing activities for the fiscal year ended March 31, 2020 primarily comprised Rs. 1,469 million used for dividend payments (including corporate dividend tax), purchase of additional stakes in subsidiaries of Rs. 1,362 million, Rs. 287 million used for the payment of lease liabilities and Rs. 42 million for the payment of term loans.
Principal Indebtedness
Our principal indebtedness as of September 30, 2021 comprises the NCB which were issued for funding the SLK Global acquisition and short-term borrowing from banks pursuant to working capital facilities. As of September 30, 2021, we had Rs. 4,292 million (US$58 million) of borrowings, compared to total assets of Rs. 45,281 million (US$611 million). In April 2021, we issued the NCB and used the proceeds to finance a portion of the purchase price for the acquisition of a 60% interest in SKL Global.

As of September 30, 2021, we had US$41.0 million in fund based credit available to us pursuant to several working capital facilities entered into by our Company and certain of our subsidiaries. We also had US$25.0 million in non-fund based credit available to us pursuant to other facilities as of September 30, 2021. As of September 30, 2021, US$12.0 million of funds based credit and US$18.0 million of non-funds based credit had been drawn upon. These working capital facilities have typical debt covenants for the market in which the loans have been made. For example, the US$0.7 million working capital facility entered into by SLK Global with Citibank also includes a prohibition on SLK Global's ability to pay dividends without the bank's consent.
Non-Convertible Bonds (NCB)
On April 26, 2021, we issued a total aggregate principal amount of Rs. 3,400 million (US$46 million) of listed, rated, redeemable, unsecured, NCB due 2026, pursuant to a bond trust deed dated April 17, 2021 between Coforge Limited and Catalyst Trusteeship Limited as trustee. We used the proceeds of the issuance of the NCB, as well as cash on hand, to fund the acquisition of our 60% interest in SLK Global. Under the terms and conditions of the NCB, we are required to comply with certain customary financial covenants, such as maintaining a net debt to EBITDA ratio of less than 1.00 and a debt service cover ratio greater than 1.5. We may voluntarily redeem the bonds on not less than 30 business days’ notice to the trustee. We are required to immediately redeem the bonds on the occurrence of certain mandatory redemption events, such as an asset sale or the issuance of new equity shares.
Contractual Obligations
The following table sets forth our contractual obligations as of September 30, 2021.
	Payments Due by Period
	Less than one year	One-two years	Two-Four years	Four to Eight Years(1)	Total
	(Rs. in millions)
Borrowings	935	1	3,356	—	4,292
Trade payables	4,562	241	79	68	4,950
Lease liability	444	269	216	89	1,018
Other financial liabilities (excluding borrowings)	2,924	—	2,263	—	5,183
Total	8,865	511	5,914	157	15,447

Note:
(1)
We have no contractual obligations payable in more than eight years as of September 30, 2021.

(2)
These are discounted contractual obligations.

Seasonality
Our revenues and profitability vary from quarter to quarter. Traditionally, our revenues have increased after the first fiscal quarter, as our clients often finalize revised budgets and restated annual product development goals in the first 3-6 months of the calendar year.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Exchange Risk
Our exposure to market risk arises principally from exchange rate risk. A substantial portion of our revenues is received in US Dollars (54% and 53% in the six months ended September 30, 2021 and the fiscal year ended March 31, 2021, respectively) and United Kingdom Pound Sterling (21% and 23% in the six months ended September 30, 2021 and the fiscal year ended March 31, 2021, respectively). We also receive revenues in Euros, Australian Dollars, Thai Bhat, Singapore Dollars and Indian Rupees. Our expenses are primarily in Indian Rupees and we also incur expenses in US Dollars, United Kingdom Pound Sterling,

Euros, Australian Dollars and the currencies of the other countries in which we have operations. Our exchange rate risk arises from our foreign currency revenues, expenses, receivables and payables. Based on the results of our operations for the six months ended September 30, 2021 and the fiscal year ended March 31, 2021, and excluding any hedging arrangements that we had in place during that period, a 5.0% appreciation or depreciation of the US Dollars against the Indian Rupee would have increased or decreased, as applicable, our revenues in the six months ended September 30, 2021 and the fiscal year ended March 31, 2021 by Rs. 816 million (US$11 million) and Rs. 1,239 million (US$17 million), respectively. Similarly, excluding any hedging arrangements that we had in place during that period, a 5.0% depreciation or appreciation of the Indian Rupee against the United Kingdom Pound Sterling would have increased or decreased respectively, our revenues in the six months ended September 30, 2021 and the fiscal year ended March 31, 2021 by Rs.322 million and Rs. 528 million, respectively.
We have sought to reduce the effect of any Indian Rupee-US Dollars, Indian Rupee-Pound Sterling, Indian Rupee-Euro and certain other local currency exchange rate fluctuations on our results of operations by purchasing forward foreign exchange contracts to cover a portion of our expected cash flows and accounts receivable. These instruments typically have maturities of one to 12 months. We use these instruments as economic hedges and not for speculative purposes, and most of them qualify for hedge accounting under the IFRS guidance on derivatives and hedging. Our ability to enter into derivatives that meet our planning objectives is subject to the depth and liquidity of the market for such derivatives. In addition, the laws of India limit the duration and amount of such arrangements. We may not be able to purchase contracts adequate to insulate us from India Rupee-US Dollars, Indian Rupee-Pound Sterling and Indian Rupee-Euro exchange rate fluctuations and certain other local currency risks. In addition, any such contracts may not perform adequately as hedging mechanisms.
Credit Risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities (primarily trade receivables) and from our financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. As of September 30, 2021 and March 31, 2021, we had accounts receivable excluding unbilled, including deferred billings, net of allowance for credit losses, of Rs. 10,523 million (US$142 million) and Rs. 8,895 million (US$120 million), respectively. No single client owed more than 10% of our accounts receivable balance as of September 30, 2021 and March 31, 2021.
Trade Receivables
Our customers are primarily companies based in the United States and Europe and accordingly, trade receivables are concentrated in those respective geographies. We periodically assess the financial reliability of customers considering the financial condition, current economic trends, analysis of historical bad debts and age of accounts receivable. We have used the expected credit loss model to assess the impairment loss or gain on trade receivables and unbilled revenue, and have provided for it where appropriate. In calculating expected credit loss, we have considered estimates of possible effects from the COVID-19 pandemic and recorded provisions of Rs. 180 million (US$2 million) in the fiscal year ended March 31, 2021.
The following table gives the movements in credit allowance for expected credit loss for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020.
	For the Six Months ended September 30,	For the Fiscal Year Ended March 31,
	2021	2021	2020
	(in millions)
Balance at the beginning of the period/year	993	783	655
Impairment loss recognized	38	385	172
Transfer from provision for customer contract	—	87	—
Amounts written off	—	(262)	(44)
Balance at the end of the period/year	1,031	993	783

Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by our treasury department in accordance with our risk policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by our Board of Directors on an annual basis and may be updated throughout the year subject to the approval of our Finance Committee. The limits are set to minimize the concentration of risk and therefore mitigate financial loss through a counterparty’s potential failure to make payments.
Liquidity Risk
Our principal sources of liquidity are cash and cash equivalents and cash flows generated from operations. We have no outstanding borrowings except term loans and working capital loans from banks. The term loans are secured against certain vehicles and working capital loans are secured by a first charge on accounts receivables from clients and other current assets owed to us and a second charge on certain of our movable assets. However, we believe that our available working capital is sufficient to meet our current requirements.
Interest Rate Risk
Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and our long-term and short-term borrowings. As of September 30, 2021, we had Rs. 4,292 million (US$58 million) of borrowings, compared to total assets of Rs. 45,281 million (US$611 million). As of March 31, 2021, we had Rs. 10 million (US$0.1 million) of borrowings, compared to total assets of Rs. 35,264 million (US$476 million).
Off-Balance Sheet Arrangements
We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.
Critical Accounting Policies
The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and other comprehensive income that are reported and disclosed in the financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that management believes to be reasonable under the circumstances.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application.
We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and the notes thereto and other disclosures included in this prospectus.
Revenue from operations
We derive revenue primarily from providing business IT services, which comprise of software development and related services, consulting and package implementation and licensing of software products offerings (collectively, “software-related services”). Our arrangements with customers for software-related services are time-and-material, fixed-price, fixed-capacity/fixed-monthly, transaction-based or multiple-element contracts involving the supply of hardware or software with other services.

Revenue from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon the transfer of control of the promised products or services to customers in an amount that reflects the consideration which we expect to receive in exchange for those products or services. We present revenue net of indirect taxes in our statement of profit or loss and other comprehensive income.
In case of arrangements involving the resale of third-party products or services, we evaluate whether we are the principal (i.e. report revenue on a gross basis) or the agent (i.e. report revenue on a net basis). In doing so, we first evaluate whether we control the good or service before it is transferred to the customer. If we control the good or service before it is transferred to the customer, we will be considered the principal; if not, we will be considered the agent.
In the case of multiple-element contracts, at the contract’s inception, we assess our promise to transfer products or services to a customer to identify separate performance obligations. We apply our judgement to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract; if not, the promised products or services are combined and accounted as a single performance obligation. We allocate the arrangement consideration to separately identifiable performance obligation based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when it is regularly sold separately; in cases where we are unable to determine the stand-alone selling price, we use third-party prices for similar deliverables or we use the expected cost-plus margin approach in estimating the stand-alone selling price.
Method of revenue recognition
Revenue on time-and material contracts are recognized over time as the related services are performed.
Revenue from fixed-price, fixed-capacity and fixed-monthly contracts, where the performance obligations are satisfied over time, is recognized in accordance with the percentage-of-completion method. The performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If we are not able to reasonably measure the progress of completion, revenue is recognized only to the extent of costs incurred, for which recoverability is probable. When total cost estimates exceed revenue in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates as an onerous contract provision.
Revenue from transaction-based contracts is recognized at the amount determined by multiplying transaction rate to actual transactions taking place during a period.
Revenue from licenses, where our customer obtains a “right to use” the licenses, is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.
Contract balances
Revenue in excess of invoicing are treated as contract assets, while invoicing in excess of revenue are treated as contract liabilities. We classify amounts due from customer as receivable or contract assets depending on whether the right to consideration is unconditional. If only the passage of time is required before payment of the consideration is due, the amount is classified as receivable. Otherwise, such amounts are classified as contract assets.
Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Others
Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch-up basis. Services that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.
We account for variable considerations such as volume discounts, rebates and pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. We estimate an amount of such variable consideration using the expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which we may be entitled and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.
We assess the timing of the transfer of goods or services to the customer, as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, then no financing component is deemed to exist.
Business combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at fair value on the acquisition date and the amount of any non-controlling interests in the acquiree. For each business combination, we elect whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair values on the acquisition date. For this purpose, the liabilities assumed include contingent liabilities representing present obligations and they are measured at their acquisition fair values, irrespective of the fact that the outflow of resources embodying economic benefits is not probable.
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Liability for non-controlling interests
Liability for put options issued to non-controlling interests which do not grant present access to ownership interest to us is recognized at the present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to the put option is derecognized and the difference between the amount derecognized and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction.
Impairment of non-financial assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. For other non-financial assets, including property, plant and equipment, right-of-use assets and intangible assets having finite useful lives, we assess, at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. The recoverable amount is higher of an asset’s fair value, less the cost of disposal or value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.
We base our impairment calculation on the most recent budgets and forecast calculations, which are prepared separately for each of our CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment losses are recognized in the statement of statement of profit or loss and other comprehensive income as “depreciation and amortization expense.”
For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the asset’s or CGU’s recoverable amount.
Recently Issued Accounting Pronouncements
For a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows, see Note 2(e) to our audited consolidated financial statements included elsewhere in this prospectus.
JOBS Act
We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, so we are unable to make use of the extended transition period. We will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB.

BUSINESS
Our Vision
Our vision is to “Engage with the Emerging.” It underlines our commitment to deliver transformative change and impact through the application of relevant, emerging technologies.
Our Mission
Our mission is to “Transform at the Intersect” of both domain and emerging technologies expertise to achieve real-world business impact. We believe that our focus on select industries, detailed understanding of the underlying processes of those industries and partnerships with leading platforms allow us to offer a distinct perspective. We leverage cloud, data and cognitive technologies, complemented by our industry expertise, to transform client businesses into intelligent, high-growth enterprises.
Overview
We are a differentiated IT services and solutions firm offering deep domain knowledge and specialization in select industry verticals. We leverage our global footprint and network of highly talented IT professionals to provide comprehensive capabilities in product engineering services, data services, cloud and infrastructure management services, digital process automation services and digital integration services. We believe that our robust emerging technology capabilities, solid track record of execution and deep employee and client centricity enable us to drive digital transformation and make real-world business impact for our customers.
To reflect our evolution over the years and vision for the future, we re-named ourselves “Coforge” in August 2020 and introduced a new brand identity to symbolize our goal of forging strong relationships with our customers, partners and employees. Over the years, our solutions have helped our clients develop better products, establish new markets and improve efficiency and quality. We believe that our breadth of services, deep knowledge of the industries we serve and trusted customer relationships position us to be a service provider of choice for our customers’ needs.
Our customers are diversified across both geographies and verticals. Our primary geographic markets are the Americas and EMEA, which generated 52% and 34% of our revenue, respectively, for the six months ended September 30, 2021, and 48% and 37% of our revenue, respectively, for the fiscal year ended March 31, 2021. We have a strong presence and expertise in the Insurance, BFS and TTH verticals and a growing presence and expertise in the Retail, Healthcare, Hi-tech Manufacturing and Government (Outside India) verticals, which we aggregate in our “All Others” vertical in our consolidated financial statements.
Our products and solutions across verticals are powered by a strong partnership network with the world’s leading software providers, including Microsoft, Pegasystems, ServiceNow and Duck Creek. Our teams collaborate with these providers to design and implement digital IT solutions.
Our global delivery platform has a presence in 21 countries, with 25 delivery centers in nine countries supported by sales offices in 35 cities worldwide, as of the date hereof. This approach allows us to maintain customer affinity, while accessing pockets of in-demand engineering talent around the world. As of September 30, 2021, we employed over 20,000 employees, which includes the addition of approximately 7,000 employees from our acquisition of a controlling interest in SLK Global, a business process transformation provider offering digital solutions for the financial services industry, in April 2021.
Our core services include product engineering services, data services, cloud and infrastructure management services, digital process automation services, digital integration services and BPM services. We have particular strengths in digital services, which comprise product engineering, digital integrations and digital process automation, collectively representing 48%, 51% and 48% of our revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. Our cloud and infrastructure management services contributed 17%, 21% and 18% of our revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively.

Our revenues grew by a compound annual growth rate of 15.9% between the fiscal years ended March 31, 2018 and 2021 from Rs. 29,914 million to Rs. 46,628 million, respectively. Our profit for the year grew by a compound annual growth rate of 14.7% between the fiscal years ended March 31, 2018 and 2021 from Rs. 3,087 million to Rs. 4,660 million, respectively. Our Non-IFRS Adjusted EBITDA grew by a compound annual growth rate of 18.1% between the fiscal years ended March 31, 2018 and 2021 from Rs. 5,109 million to Rs. 8,409 million, respectively.10
Our revenues grew by 37.1% between the six months ended September 30, 2021 and 2020 from Rs. 22,107 million to Rs. 30,310 million, respectively. On an organic basis (without SLK Global) our revenue grew by 24.9% from Rs. 22,107 million to Rs. 27,601 million during these periods. Our profit for the year grew by 42.7% between the six months ended September 30, 2021 and 2020 from Rs. 2,051 million to Rs. 2,927 million, respectively. Our Non-IFRS Adjusted EBITDA grew by 32.3% between the six months ended September 30, 2021 and 2020 from Rs. 3,992 million to Rs. 5,283 million, respectively.
Our Industry and Market Opportunity
The accelerated digitization of processes and business models now make consumers and enterprises more digitally connected than ever before. Emerging technologies today drive change and at the same time also ensure resilience. New trends, such as ubiquitous cloud computing, tools to create digital insights from structured and unstructured data, increased adoption of artificial intelligence, and hyper-personalized customer experiences, are the catalyst for real enterprise transformation. The rapid pace at which technology is changing and the need for highly-skilled technology professionals are driving businesses to rely on third parties to realize their strategic technology objectives. In this digital age, enterprises are increasingly focused on understanding existing users’ needs and leveraging technology in new ways to meet those needs through the use of digital products and services which includes conceptualizing, designing, personalizing, prototyping, developing and delivering new digital experiences.
In the last decade, the global technology services sector has grown significantly. This period saw global technology services spending cross the trillion-dollar mark. In 2020, the global technology services market stood at US$1.04 trillion according to IDC.11 The shift in consumer demand toward digital products and services has pivoted the IT Services market to focus on digital transformation services, which has become a massive, fast growing market. According to IDC, the worldwide market for digital transformation services is expected to be US$648 billion in 2024 and is expected to grow at a compound annual growth rate of 14% through 2024.12 According to IDC, despite the fact that COVID-19 created significant budget pressures, overall investment in digital resiliency increased steadily during 2020 and continues to increase as businesses prioritize or accelerate the adoption of cloud, collaboration and digital transformation projects.13
Across all industries, companies are investing in IT Services providers with digital engineering expertise to implement the latest technologies:
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Personalized Solutions — bridge conceptualization with user experience design and graphics to develop bespoke, user-friendly applications accessible anywhere across a variety of devices;

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Data and Analytics — convert raw business data from internal teams, business partners and end customers into actionable insights;

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Digital Automation — reduce unnecessary human intervention in business processes which increases efficiency across the organization, lowers costs and enables employees to focus on more complex assignments;

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Artificial Intelligence and Machine Learning — enhance the speed, precision and effectiveness of human efforts such as improved product recommendations and virtual assistant interactions; and

10
Our revenues and Non-IFRS Adjusted EBITDA for the fiscal years ended March 31, 2019 and 2018 have been derived from Ind AS financial statements. Our revenues and Non-IFRS Adjusted EBITDA for the fiscal years ended March 31, 2021 and 2020 have been prepared in accordance with IFRS. For a reconciliation of our Non-IFRS Adjusted EBITDA to our profit for the year, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Financial Metrics.”

11
IDC, Worldwide Services Forecast, 2021-2025, July 2021 (#US45199720).

12
IDC, Worldwide Digital Transformation Spending Guide, V1 2021.

13
IDC, Digital Resiliency Investment Index, October 2020 (#US46982920).

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Cloud Computing — enable businesses to access servers, data and applications through the Internet (“the cloud”) rather than private, local storage devices, which reduces costs and increases speed, performance and security.

Given the labor market constraints affiliated with hiring high-quality talent, businesses have turned to services providers with strong delivery models that include nearshore offerings (with service delivery from locations either in the same or in similar time zones) and offshore offerings (with service delivery from distant time zones). The focus is on leveraging additional pools of talent to supplement existing operations and onshore resources. In fact, the outsourced/offshore market for engineering services was expected to be approximately US$123 billion in 2020, growing at a compound annual growth rate of 16% through 2025.14 While Eastern Europe and Latin America are growing destinations for offshore delivery, India continues to be a premier destination for offshore technology services given its abundant, highly skilled talent pool and proven ability to complete complex projects for clients globally. According to NASSCOM, India’s technology services industry has grown at a compound annual growth rate of approximately 10% over the last decade and the industry is expected to increase from US$190 billion in 2020 to approximately US$325 billion in 2025, with growth led by digital services.15
Our Competitive Strengths
We believe that our leadership position and brand coupled with the following strengths give us a significant competitive advantage.
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Deep industry expertise and long-term client relationships across various geographies.    We have established deep domain expertise in industry verticals that rely heavily on technology, such as Insurance, BFS and TTH. We employ highly skilled and experienced IT and business professionals who possess a thorough understanding of vertical-specific technology and business operations, to serve our customers’ complex needs. In addition, we have developed proprietary products and platforms that allow us to deliver our services in a repeatable and cost-effective manner. We have established long-term relationships with many of our major clients in our key verticals and, as a result, we have been able to generate repeat business from these relationships. During the six months ended September 30, 2021, 94 % of our revenues came from existing customers. In each of the fiscal years ended March 31, 2021 and 2020, 89.0% of our revenues came from existing customers. More importantly, our expertise across our three key verticals is global, which permits us to serve our Insurance, BFS and TTH clients in multiple geographies. For example, we helped an insurer in the United Kingdom with operations across 180 countries to launch a global insurance product through locations in Australia and the United States with further plans to expand in Canada, Mexico and Europe.

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Strong expertise in next-generation digital technologies.    We operate across the product engineering and application services continuum. Our differentiated value proposition is driven by our strong capabilities in product engineering services, data services, cloud and infrastructure management services, digital process automation services, digital integration services and BPM services. We believe that our tools, frameworks, methodologies and partnerships provide us with a competitive advantage and allow us to deliver high-quality solutions to our clients. For example, we have developed our proprietary AdvantageGo platform to provide our clients with next-generation commercial reinsurance management solutions. Our proprietary Engineering Convergence (“EC”) strategy framework empowers clients to re-imagine how they buy, consume and innovate in today’s hybrid and multi-cloud world while ensuring the availability, security and reliability of their technical platforms. Our EC strategy framework delivers a holistic approach to engineering services by leveraging our advanced capabilities in product, cloud and process engineering across the business and IT landscapes. We maintain a focus on innovation to sustain and develop our capabilities in digital technologies across our broad portfolio of services. Such initiatives include Agile.NEXT, a product development framework, Cloud Innovation Factory, an infrastructure-as-a-code transformation program, and an artificial intelligence for IT operations (“AIOps”) platform, an advanced hyper-automation and programmable integrated platform. In addition, we benefit from our strong partnership network with

14   NASSCOM, Future of Technology Services Winning in this Decade, February 2021.
15   NASSCOM, Future of Technology Services Winning in this Decade, February 2021.

the world’s leading software providers. We have strategic platinum level partnerships with several industry leading software providers, including Pegasystems and Duck Creek, which support our continued engagement with next-generation digital technologies.
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Global footprint with an efficient and flexible delivery model.    We operate a global delivery platform with a presence in 21 countries with 25 delivery centers in nine countries, as of the date hereof. This network of delivery centers helps us to deliver software development and innovative digital IT solutions effectively and efficiently across geographies. We complement our offshore delivery teams with groups of onshore and near-shore employees that ensure delivery quality and communications continuity with our clients. Our delivery platform is also supported by sales offices in 35 cities worldwide. This setup enables us to seamlessly serve clients in different geographies and maintain an integrated and productive environment with our clients’ on-site teams. Our global delivery model also serves as an important differentiating factor for engagements requiring a high degree of global coordination. We believe that this global model fosters a high degree of collaboration with our clients and helps nurture long-term customer relationships.

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Large talented, loyal workforce.    We have grown from over 8,000 employees, as of March 31, 2016, to over 20,000 employees, as of September 30, 2021. We are focused on recruiting, growing and retaining a workforce of high-quality IT professionals. As of September 30, 2021, we had a human resources department of approximately 287 people, with over 140 people focusing on direct recruiting efforts. In order to attract and retain top talent, we have strived to make Coforge an employer of choice that offers a rich and appealing work experience across the newest technology trends within our different verticals. Our ability to offer diverse work experiences across industries, teams and technologies is a key differentiator that appeals to both college graduates and experienced engineers. Our high degree of employee loyalty is reflected by our low attrition rates among our full-time employees (excluding our BPM employees) of 15.3%, 10.5% and 11.8% for the year ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. We were also certified by the Great Place to Work Institute in their 2021 assessment and were also recognized in their 2021 Best Workplaces for Women in India, and we are committed to remaining among the industry’s leading employers for employee satisfaction. We were awarded Top 100 Large India’s Best Workplaces for Women in 2021 and we had 27.8% women employees and 45 nationalities in our workforce as of September 30, 2021. We have also introduced a career development program that helps us identify and reward our top performing software engineers. As a result, we believe we are able to hire and grow a highly skilled and engaged team, further strengthening our brand.

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Highly experienced management and leadership team.    We benefit from the leadership of seasoned industry professionals with global backgrounds and extensive experience in IT services. Our management team members have on average of over 20 years of experience and have previously held senior positions at other leading IT services providers. Such well-rounded and diverse backgrounds provide our leadership team with a thorough understanding of the different verticals in which our clients operate as well as the innovative technologies that constitute our service offerings. In addition, having formerly contributed to scaling other industry players, our management team members are equipped with valuable insights to help shape the growth of our business. Our management team members also have a track record of success and had consistent execution in the last 18 quarters. Our senior management is also close to our clients, as currently 12 out of 15 members of our senior management, which we also refer to as executive council, are located in the global jurisdictions where our clients operate, as compared to 2017, when 12 out of 14 members of our senior management were based in India.

Our Growth Strategies
In 2021, we announced the “Path to a Billion” program, which sets out our growth target of becoming a billion-dollar company by annual revenue. Our business model and competitive strengths provide us with multiple avenues of growth. We will continue to pursue our mission through the following key strategies:
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Expand relationships with existing clients.   We are focused on deepening and broadening client engagements and delivering high-impact services and solutions that solve our clients’ complex challenges. We believe there is a significant opportunity within our current client base to increase the use of our services and further drive deeper, long-term strategic engagements. We have a successful track record of expanding our relationships with existing clients. For example, the number of clients from which we generate more than US$1 million in revenue annually has grown consistently and we had 130, 115, 106, 90 and 80 of those clients in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021, 2020, 2019 and 2018, respectively. Consistent with industry trends, we have seen digital transformation budgets grow for our clients. We intend to leverage our broad domain expertise in emerging technologies and our proximity to our clients’ decision makers to identify new collaboration opportunities. Our current client champions across technical and business divisions are key to our growth efforts and help us obtain valuable references within and outside of their organizations. Furthermore, our acquisition of a majority interest in SLK Global presents a significant opportunity for us to cross-sell the breadth of our IT services, especially our cloud and digital capabilities, to SLK Global’s customer base.
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Establish new client relationships.   We see an opportunity to add new clients across core and new verticals, given our differentiated offerings and the expected increased adoption of digital transformation programs. We have demonstrated our ability to grow consistently across our core verticals over the last four fiscal years. For example, despite the global headwinds from the COVID-19 pandemic, our core TTH vertical still grew in every quarter of fiscal year 2021 after a decline in the first quarter of fiscal year 2021. In addition, we have also grown in new verticals, such as the Retail, Healthcare, Hi-tech, Manufacturing and Government (Outside India) verticals. As a result, customers in our “All Other” verticals contributed 29%, 31% and 26% of our total revenue in the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. Adding new clients has further diversified our customer base, with only 22% and 33% of our revenues coming from our top five and ten clients, respectively, in the six months ended September 30, 2021. Only 24% and 34% of our revenues came from our top five and ten clients, respectively, in the fiscal year ended March 31, 2021, a decrease from 28% and 38%, respectively, in the fiscal year ended March 31, 2020. This trend of reduction in client concentration has continued over the last four fiscal years. Over the last few quarters, we have signed major deals, including a US$105 million contract value deal with a tenure of four years and eight months, a US$45 million greenfield insurance software implementation deal with a tenure of five years, a US$ 38 million automation and infrastructure deal with a tenure of eight years and a US$20 million license and services contract for our AdvantageGo business with a tenure of three years.

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Deepen vertical expertise in existing and new verticals.    We seek to continue to leverage our global delivery model, our domain knowledge and our specialized products and platforms to expand our vertical expertise. For our core verticals, we will continue to move into adjacent verticals to serve a broader spectrum of our clients’ business while developing new client relationships in those verticals. For example, in our BFS vertical, we have expanded beyond services for asset and wealth management and digital, retail and commercial banking into asset servicing and collection operations. We also intend to extend the current initiatives in verticals such as Retail, Healthcare, Hi-tech, Manufacturing and Government (Outside India) by growing our service offerings within each of these industries to reach a critical mass and establish them as significant contributors to our business.

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Continue to develop our proprietary frameworks and platforms.    We plan to continue to enhance our existing proprietary products and platforms and build new ones to further expand our capabilities and grow our addressable market. For example, our next-generation innovation group continues to focus on emerging technologies in the areas of blockchain, quantum computing, artificial intelligence (“AI”) and cognitive services such as video analytics, advanced natural language processing, natural language generation, text summarization, extended reality and advanced user interfaces, including smart speakers, voice assistants, voice-enabled user interface and mixed reality user experience. Our focus on innovation has allowed us to offer new services to our clients and is reflected in recognition we have received in connection with prior engagements, such as our positioning as a “Leader” in Everest Group’s PEAK Matrix Assessment in 2021 for insurance business model innovation enablement services. As such, we intend to continue investing in innovative solutions to better enable our clients to deliver enhanced products and stay competitive in a dynamic technology environment.

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Selectively pursue strategic acquisitions.   We have a successful track record of strategically acquiring companies that complement our existing operations, and we have built a strong process to identify, select, prudently purchase and integrate strategic acquisitions that help us expand and grow our business. For example, we acquired a controlling 60% interest in SLK Global in 2021, which strengthened our position in the financial services market in the Americas and our BPM offering. In 2017, we acquired RuleTek Inc. and in 2019, we acquired WHISHWORKS, which enhanced our capabilities relating to digital integrations. Both RuleTek Inc. and WHISHWORKS have expanded and grown over the years since the acquisitions. We intend to acquire an additional 20% stake in SLK Global in 2023 and will also continue to selectively target acquisitions that help us grow by extending our capabilities, enhancing our service offerings in attractive industry verticals and expanding our geographic footprint.
Our Services
Our core services are enumerated as below.
Product Engineering Services
Our product engineering services offering covers all stages of the software development cycle. In the initial stages, we offer customer experience research leading to ideation and rapid prototyping. We also offer integration advisory and assessment services that cover integration reference architecture design, technology maturity assessment, product roadmap design, platform selection, best practices recommendations and target operating model planning. In subsequent stages, we help our customers with implementing an application programming interface (“API”) first approaches, microservices center and modernization and migration capabilities. Lastly, our offering is complemented by services for performing upgrades, testing, release management and establishing governance capabilities.
For example, one of our key product engineering platforms, the AdvantageGo product suite, offers next-generation commercial reinsurance management solutions using cloud-based microservices within an interconnected technology ecosystem. Other examples of our product engineering projects include specific development efforts for various client systems, such as wealth management systems, global distribution systems and airport border management systems.
We help our customers implement next generation technologies leveraging principled approaches such as “Design Thinking” and “Lean Startup” in addition to proprietary frameworks such as Agile.NEXT. Agile.NEXT accelerates the adoption of the distributed Agile methodology and builds the foundational elements for successful digital products. Our DONE framework helps our customers achieve business agility by assessing the maturity of multiple capabilities across different dimensions such as people, processes, automation, architecture, and infrastructure. We leveraged DONE to help a leading Australian organization streamline release management for its websites. We managed to reduce deployment time from three weeks to four hours while also reducing undetected defect level by over 80%.
Digital Process Automation Services
We help clients to transform their businesses processes by offering digital platforms and solutions across our different industry verticals. Our digital process automation services include consulting, managed services engagements and automation-as-a-service. We engage with clients at all points of the development lifecycle to align organizational transformation efforts. Our capabilities include business value assessments, technology selection and execution roadmaps, along with solution accelerators to improve processes. We have flexible design and development models to support our clients’ approach to system development life cycles.
While our approach is platform and technology agnostic, we are particularly strong in Pegasystems applications. Our capabilities range from human assisted automations (desktop automation) to robotic process automation (“RPA”) and intelligent process automation (“IPA”) and AI. Our professionals are typically certified in multiple leading process automation platforms and technologies.
In addition, we provide automation consulting services for use case development, demand generation, business case development, automation maturity assessment and center of excellence models to scale automation operations. We also provide RPA, IPA and chatbot implementation services, helping clients in various development stages from discovery (for example, ideation, qualification, prioritization) design building, testing, deployment and post-production support. Separately, we offer vertical and horizontal automation solutions such as intelligent document processing, intelligent claims and underwriting, fraud analytics and predictions, AI-enabled contract migration, conversational AI and bots for corporate functions support. As part of our digital process automation service offerings, we have included our “Connected Home” insurance solution in our Insurance vertical, redefined and streamlined collection operations in our BFS vertical and implemented conversational AI for a leading global airline in our TTH vertical.
Digital Integration Services
Our engineering solutions strive to help clients to create and manage the digital backbone that enables them to adopt an API centric ecosystem through a variety of integration technologies. For example, in our Insurance vertical,we have offered Data Lake Solution for Actionable Insights for an insurer. In our BFS vertical, we have offered a Digital Advisor Portal for a large asset management client. In our TTH vertical, we have offered a video / image analytics solution to aid visually impaired passengers. Our services touch all aspects of enterprise digital integration across different process, system and application layers to help our customers adapt and grow by building their next generation of products and services.
Our services cover multiple technologies and various software vendors. In 2019, we augmented our digital integration capabilities by acquiring a controlling interest in WHISHWORKS, a company specializing in MuleSoft, Salesforce and data and analytics. MuleSoft is one of the leading digital integration software providers. WHISHWORKS’ consultants hold over 580 MuleSoft and Salesforce certifications and are supported by the company’s dedicated centers of excellence. As of the date of this prospectus, we are one of the leading system integrators of Mulesoft and have been partnering with MuleSoft for more than nine years. We are a “Strategic Partner” of Mulesoft and have been awarded Mulesoft UK Partner of the Year award for 2021.
Data Services
We help to transform data silos and create a seamlessly connected data ecosystem that allows instant access to information and drives new and data-driven insights. We have a large set of data services solutions, which range from consulting and advisory, assessments and benchmarking to implementation and managed services.
We help our clients handle three key areas. The first area encompasses data preparation and transformation, which includes services such as data warehouse, data lakes, big data, data marts, data ingestion, data virtualization, data labeling, report migration and exact, transfer and load cycle and migration. The second area relates to analytics, which includes business analytics, reports, dashboards, advanced analytics using machine learning, deep learning, cognitive intelligence, natural language processing, speech analytics, vision analytics and graph analytics. The third area covers data management, which includes services related to data governance, data quality, master data management and data security.
We leverage Quasar, our proprietary knowledge graph platform, to provide data services. The Quasar platform enables the ingestion, pre-processing, processing and decisioning from both unstructured to structured data, utilizing micro-services, API and AI. It enables the transformation, processing and migration of data in multiple structures, formats and environments.
Cloud and Infrastructure Management Services
We help enterprises to execute their IT transformation strategy to implement modern cloud-based software architectures. Given the complex requirements of our clients, we take a multi-dimensional approach toward our cloud and infrastructure management services offering, which allows us to tackle the various areas of strategy, technology, skill development, business process and organizational design. Our offering encompasses platform services, digital workplace services, DevSecOps software development practices, security services and service management. We also design and deploy new age architectures leveraging our differentiated partner ecosystem including Microsoft (among a limited group of select 360-degree partners) and ServiceNow. In Insurance, we have created scalable platforms with containers and microservices. In

BFS, we have helped transform banking clients with BankingEasy On Azure. In TTH, we have served a train operator with cloud-led transformation.
AIOps, our proprietary platform for the cloud, is a key building block of our cloud services offering. The platform combines AI and automation, with a programmable infrastructure that provides customers with a built-in capability for multi-cloud monitoring and management. AIOps also includes blue print deployments and CloudOps. In addition, AIOps supports our Cloud Innovation Factory initiative which showcases our skills ranging from prototyping to minimum viable products (“MVPs”) and our ability to drive migrations at scale leveraging factory processes.
On the infrastructure front, we cater to our clients’ end-to-end requirements through various solutions such as virtualization, hyperconverged infrastructure (“HCI”), storage and backup, middleware, Software defined data centers (“SDDN”) and networks ranging from WiFi to LAN, WAN and software defined networks (“SDN”).
In terms of cybersecurity services, we help clients implement security operations centers (“SOC”) to cover the areas of threat identification, detection, response and recovery from cyber threats, allowing a centralized approach to enterprise security risk management. Our services also include technical and process controls to secure client environments and infrastructure in the cloud.
Business Process Management Services
We are a full-spectrum integrated BPM services provider. We use an integrated service framework leveraging automation to enhance customers’ business outcomes and enable cost savings. Our services include business transformation to improve clients’ productivity, service quality and turn-around times using process mining technologies. Our ProcessGym consulting framework leverages process mining technology and Lean Six-Sigma standards and practitioners to enhance our customers’ business outcomes using an overlay of robotic process automation solutions. Our innovation as a service offering helps clients productize new innovations in the areas of digital integration and digital process automation and accelerates the delivery and implementation of new processes and customer interactions. Our services also cover omni-channel, real-time customer experience services and back-office transactions processing. Specifically, we handle end-to-end transactions for our clients through right-shore service delivery models optimizing support from localities.
Our proprietary platform-based solutions include Copasys, for enterprise-wide automated quality control and compliance, LoanAccel for pre-underwriting loan origination support, RETS for real estate tax services, Smart Prop for property owner search reports and SmartTrak for reporting property taxes. Our recent acquisition of SLK Global adds a solutions team with more than 20 years of experience offering digital platforms and solutions to the financial services industry. We have also helped a cancer claims operation group with process optimization in the insurance industry.
We also offer a suite of cross-industry enterprise services that include customer contact center services, data and analytics services, information security and risk management services, finance and accounting services, human resource outsourcing services, quality control services and data digitization and processing services.
Application Development and Maintenance
Our application development and maintenance services leverage our deep domain expertise in software development and offer application lifecycle management services from design to development, in addition to application migration, integration, maintenance and support services. Our application development and maintenance services span the entire range of legacy technologies such as mainframe, and emerging platforms such as Java-based web rich user interface based applications. Our IT professionals have proven experience in bespoke development as well as industry-specific, third-party commercial off-the-shelf products.
We also provide consulting services to help clients with initiatives such as architecture design, application portfolio rationalization and technology modernization roadmaps. Our engineers have proven experience in managing complex systems with high transaction volume and demanding availability requirements across the different industry verticals we serve. We use prevailing industry standards and frameworks, such as Agile and DevSecOps, to complement our internal system integration, program management, testing and other software development methodologies.
Our Verticals
We provide services to, and build deep, long-term relationships with large enterprises within, three primary verticals: Insurance, BFS and TTH. We also have a growing focus on the Retail, Healthcare, Hi-tech, Manufacturing and Government (Outside India) verticals, all of which group into the “All Others” vertical in our financial statements.
The following table sets forth our revenues by vertical, by amount and as a percentage of our revenues for the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020.
	For the Six Months Ended September 30,					For the Fiscal Year Ended March 31,
	2021			2020		2021			2020
	US$	Rs.	% of Revenues	Rs.	% of Revenues	US$	Rs.	% of Revenues	Rs.	% of Revenues
	(in millions, except percentages)
Vertical
Insurance	123	9,091	30.0	7,450	33.7	204	15,135	32.5	12,694	30.3
Banking and Financial Services	92	6,843	22.6	3,792	17.2	110	8,135	17.4	6,754	16.1
Travel, Transport and Hospitality	77	5,691	18.8	4,218	19.1	121	8,989	19.3	11,666	27.9
All Others	117	8,685	28.6	6,647	30.0	194	14,369	30.8	10,725	25.6
Revenue	409	30,310	100	22,107	100	629	46,628	100.0	41,839	100.0
Insurance
We deliver insurance solutions, innovation-centric applications and core platform services across the life, annuities, property and casualty, specialty, retirement, supplemental, commercial and reinsurance sectors. We primarily help our insurance customers with system modernization services to seamlessly migrate them to newer systems and consolidate data from multiple systems into a single unified interface for end users. We offer customized solutions targeting specific challenges within the insurance industry in areas of sales and marketing, underwriting, policy, claims, and billings. AdvantageGo, our flagship commercial insurance and reinsurance product family, serves 40% of the Lloyds insurance market as it provides underwriters with a robust management solution, and equips them with the tools to maintain underwriting discipline as they enter the digital era. Our insurance service offerings include customer experience management, channel and partner management, quotes and sales management, underwriting and policy issues, billings, policy owner servicing, claims management, risk and exposure management and reporting and compliance. Our core system modernization capabilities have processed more than 30 million insurance policies, and delivered over US$100 billion premium payments, resulting in savings for over 100 active insurers.
The COVID-19 pandemic accelerated the shift in the insurance industry toward digital sales and services, driving growth in demand to engage clients through digital channels, reduce operational expenses and increase flexibility and scalability while integrating data from third-party non-insurance entities.
Case Study — A top 10 life and annuity carrier in the United States had a goal to aggressively launch accelerated underwriting products. We provided a cloud-based, modern framework for third-party data integration, accelerating and automating underwriting of life insurance products. We also enhanced the customer experience by providing a self-service eInterview process and ePolicy delivery capabilities. With our zero-touch underwriting, the client was able to bring request processing time down by 50%, reduce infrastructure and tele-interview costs and decrease policy delivery time from three to four days to under one day.
Banking and Financial Services
We serve a strong portfolio of strategic customers in the asset and wealth management, digital banking, retail banking and commercial banking and sell-side of capital markets spaces. We have end to end capabilities in buy-side capital markets experience and help our major bank customers with API led integration and digital automation leveraging low code platforms. Our focus in this space is on wealth management and institutional asset management. We have over 2,300 engineers specialized in banking operations. We provide platform development and support for the full customer lifecycle journey from onboarding through risk management, compliance, day-to-day transactions and reporting for our asset and wealth management customers. We offer banking solutions and technology services across the value chain covering core business functions, central functions including credit and market risk, treasury and financial controllers, risk and regulations and technology operations for financial crime and customer service. We have the experience of delivering complex turnkey programs such as modernization of mainframe-based mortgage platforms, reengineering of financial crime systems, architecting modern credit decisioning engines and crafting digital customer engagement channels, leveraging our capabilities in digital technologies, big data, enterprise low code platforms, collateral management blockchain and Markit EDM implementation support. Furthermore, we have increased our focus on banking support through our recent acquisition of SLK Global. This acquisition enhances our integrated technology and operations solutions specifically in the mortgage, cards and payments spaces. We also have a strong base of central banking clients providing key data analytics and digital automation capabilities to facilitate rapid decision making. We have served five of the top 25 banks in the U.S. including a top global investment bank, two of the Fortune 100 global banks and two of the leading global central banks. We have also worked with a tier-1 bank in the UK, where we trained over 70 IT consultants to handle covered areas, including financial crime, mortgage processing, cash and payments and loan origination, for our clients.
Case Study — We have been a key technology partner for a leading wealth management platform for over 24 years. During this long-term relationship we have successfully progressed from a tactical to a strategic to a transformational partner. When we were first engaged, our focus was web development and custom application and maintenance. Through our long track record of excellence, we were entrusted with more strategic IT responsibilities and eventually business operations responsibilities such as middle- and back-office operations, anti-money laundering operations, business process outsourcing, corporate actions and trade settlements. We currently support our client’s IT business process outsourcing integration, DevOps automation, data modernization, platforms integration, and automation efforts. During the life of our relationship, we have delivered thousands of person-years of solutions and reduced our client’s operating costs. We continue to dedicate a large team to multiple active engagements across different locations in India, Europe and the United States.
Travel, Transportation and Hospitality
We bring over two decades of experience delivering innovation and outstanding value to TTH customers across the globe in areas including airlines, airports, hospitality, travel distribution, travel technology, cruise lines and surface transport. Our system integration capabilities help complex businesses in areas of airline passenger service systems, cargo, airport operations, merchandizing, hotel property management systems, revenue management, revenue accounting, crew management, airport operations, border management, baggage portfolio, railway sales and railway operations. We offer more than 75 travel products in our service offerings and have helped leading internet booking engines with the development and implementation of web services and ecommerce functionalities. We have implemented our technologies across more than 50 hotel and casino properties globally. We have also contributed to large transaction processing facility mainframe migration programs. We have served over 30 airlines globally. Our proprietary platform, Monalisa, has delivered accurate accounting of financial documents for over 20 airlines. In India, we are a master system integrator managing airport management systems and operations for approximately 10 airports. Our technology enhances the passenger journey by delivering real-time contextual interactions and helps modernize airport kiosks for airlines by enabling seamless check-in and gate experiences.
During the course of the COVID-19 pandemic, we have provided continued support to our customers to maintain optimal service levels and handle the large anticipated backlog in customer demand. Key areas that we serve following the pandemic include digital vaccine passport capabilities, cloudification of networks, touchless travel solutions, digitization and modernization of cargo platforms, and enhanced automation for automated self-service operations. Our comprehensive cargo management platform, Cosys, enables automation of cargo handling process. In addition, a cargo terminal management system we developed for a customer runs at 17 cargo terminals worldwide, as of the date of this prospectus.

Case Study — We helped a leading global airline modernize its customer engagement by improving the check-in process and the customer experience at the kiosks in two of the largest airports in the world in the United Kingdom and the United States. Our cloud-first approach solution included a user friendly, common-use self-service and Americans with Disabilities Act compliant kiosk interface, with scanners to read identification document details and printers for printing boarding passes, bag tags and assistance coupons. The kiosks were powered by microservices for backend operations and interfaced with other systems to incorporate capabilities such as check-in, seat map, bag tags and rebooking. The kiosks are independent from our client’s network and remain operational even during network outages. Our kiosk integration helped the airline improve the boarding pass issuance process and application availability, impacting key business metrics such as check-in times and infrastructure costs.
All Others
We report all of our other industry verticals as the “All Others” vertical category. This category includes our offerings with respect to some of the following verticals, among others: Retail, Healthcare, Hi-tech, Manufacturing and Government (Outside India). We also intend to extend the current initiatives in these verticals by growing our service offerings within each of these industries to reach a critical mass and establish them as significant contributors to our business. A description of some of the other verticals we service is set out below:
•
We offer digital IT solutions for customers in the healthcare industry, focusing on care management, patient information management, interoperability solutions, revenue cycle management, and analytics. Examples of our solutions and services include an end-to-end claims processing services ecosystem and a strategic multi-year partnership for claims management with a leading revenue cycle management organization.

•
In the retail industry, our expertise includes retail analytics and differentiated services across customer data platforms and personalization. We support automotive customers with solutions for specially designed parts and services warranty management. For customers in the utilities sector, we have designed and delivered distribution management solutions using modern next-gen technologies.

•
We also support hi-tech industry customers with product engineering solutions, leveraging our independent software vendors. We have a special focus on embedded software engineering and support telecom customers with software design for mobile carrier onboarding applications.

Our Clients
Our clients include large multinational corporations across a broad range of industries, as reflected by our wide range of industry verticals. We believe that our clients elect to work with us based on our industry expertise and the added value of our solutions, as well as our dedication to execution and exemplary customer service.
We primarily market our services in the Americas and EMEA. We define geography, in which our clients’ revenues originate, based on the location of the clients’ key decision-makers. The following table shows revenues by geographic area in the respective year as a percentage of revenues for that year:
	% of Revenues for the Six Months Ended September 30,		% of Revenues for the Fiscal Year Ended March 31,
	2021	2020	2021	2020
Geography
Americas	51.9	47.5	47.7	47.9
EMEA	33.8	35.9	36.8	37.4
APAC	9.0	8.2	8.7	9.1
India	5.3	8.4	6.8	5.6
Revenues	100.0	100.0	100.0	100.0
The following table shows revenues from the top five and ten customers in the respective periods as a percentage of revenues for that period. No client represented over 10% of our revenues for the six months ended September 30, 2021 and fiscal years ended March 31, 2021 and 2020. In the six months ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, our top 20 clients contributed 46%, 48% and 51% of our revenue. We remain committed to diversifying our customer base and adding more customers to our customer mix.
	% of Revenues for the Six Months Ended September 30,	% of Revenues for Year Ended March 31,
	2021	2021	2020
Top five customers	22	24	28
Top ten customers	33	34	38
The following table shows the number of clients by annual revenue contribution in the respective years.
	Number of Clients for the Six Months Ended September 30,	Number of Clients for Fiscal Year Ended March 31,
	2021	2021	2020	2019	2018
Customers with an annual revenue contribution of:
US$1 million to US$5 million	92	88	80	66	60
US$5 million to US$10 million	22	16	15	16	13
Over US$10 million	16	11	11	8	7
Total	130	115	106	90	80
Customer Contracts and Pricing Model
Our contracts are typically structured as a master service agreement (“MSA”) that embodies the key terms of our engagement with our clients. Each project is further defined under a statement of work (“SOW”), which sets out the services to be provided for each project (including price, personnel deployed, service level requirements and performance level requirements). A SOW may also contain clauses that supersede the terms of the MSA as necessary for each project. This structure allows us to quickly define and implement new client projects as they come up without protracted legal discussions, which have been undertaken upfront in the MSA. Our MSA contract terms typically range from three to five years, but in other cases may continue until the projects defined in the SOW are complete, or until the MSA is terminated by either party as per the terms of the agreement. Our contracts also generally provide our clients a right to terminate any engagement at any time for convenience, subject in some cases to prior written notice typically ranging from 30 to 90 days. Typically, there are no breakage amounts payable upon early termination. Over the years, our pricing model has evolved, as we have shifted towards more fixed rate contracts, which provide us with more control over our operations and staffing and, accordingly, have allowed us to maintain higher margins on these projects, compared to time-and-materials based contracts.
Our Global Delivery Model
Coforge manages to be both a global and local organization at the same time. We have a global delivery platform with 25 delivery centers located around the world, of which 14 are located in the APAC region including India, six are in EMEA, and five are in the Americas. Our presence in multiple countries allows us to benefit from cultural diversity and geographic proximity to our clients. The global delivery platform model gives us a key competitive advantage that allows us to draw our employees from locally available pools of qualified, educated, and diverse talent. Our global footprint also allows us to have uninterrupted execution capabilities across multiple time zones, in addition to being able to expedite delivery of large engagements by allocating multiple delivery teams.
Our onshore locations include sales teams, account managers, project managers and functional and domain experts who enable a seamless working experience between our clients, our onshore delivery teams and our offshore delivery centers, as well as design studios and digital innovation centers. Onshore managers and subject matter experts ensure consistency and quality of our work product by coordinating different work streams, understanding and managing business requirements, and collaborating with our client’s stakeholders. Our onshore and offshore teams follow standardized processes and leverage common knowledge bases. In addition, they utilize collaboration tools that can be accessed globally through a secure and redundant communications infrastructure.
We are able to set up different delivery models, such as time and materials, fixed price, managed services or outcome-based delivery, to fulfil various client needs. We favor delivery programs following Agile and product-oriented design methodologies and can adopt waterfall and hybrid models as well. Our strong governance at the program and organization levels help us control delivery outputs. Our professionals undergo rigorous competency and fit vetting exercises, in addition to mandatory background verification checks and formal onboarding and induction programs.
In response to the COVID-19 pandemic, we immediately enacted measures and practices to guarantee the safety of our employees, clients, and partners. For example, we cancelled non-essential business travel and temporarily closed our major offices. We were able to transition a significant portion of our employees to remote working arrangements, while continuing to deliver our services and ensuring minimal interruption to client service.
Quality Management
Our quality management system, SPECTRUM, is globally accessible to all Coforge employees, and helps meet the requirements and expectations of our clients, improve our global delivery model, and document our best business practices. Our Quality management system is certified under the requirements of the international quality standards ISO 9001:2015, ISO 20000-1-2018, ISO/IEC 27001:2013 and CMMI Level 5.
SPECTRUM is fundamental for delivery of a consistent, standardized quality program across our global footprint. It supports various project management methodologies and is designed to ensure that processes, policies and procedures are developed and implemented in accordance with applicable statutory and regulatory requirements. It also ensures compliance with quality standards and timely delivery of our services to our clients. Key features of SPECTRUM include:
•
ensuring that customer requirements are determined and fulfilled with the aim of enhancing customer satisfaction;

•
maintaining consistency in meeting customer requirements;

•
eliminating variations in process execution, which improves predictability;

•
identifying vulnerable areas in project;

•
accelerating the development process; and

•
providing strong measurement framework with lead indicators focus.

Our proprietary project management system, SIRIUS, complements our quality management efforts by automating various quality processes such a project auditing, risk management, milestone tracking, project reporting and governance. SIRIUS ensures that the building blocks of the SPECTRUM system are being implemented by actively monitoring multiple performance measures to identify potential issues upfront and take preventive and corrective measures. Our monitoring results are used in joint governance meetings with customers to plan improvements in the product development process. The feedback we gather is also used for other engagements as we maintain a detailed metrics library and metric templates with a list of processes and product metrics that are mapped to relevant project execution methodologies and phases.
Sales and Marketing
Our sales organization is structured by industry vertical, which allows our sales teams to develop domain expertise in our client’s industries and provides a competitive advantage in terms of industry insights, sector experience and understanding common customer pain points. This focus on industry verticals allow us to continually discover ways to better engage with our customers and provide superior solutions which we can leverage across all current and future clients of the same vertical. Our sales efforts involve our global vertical heads, delivery leads, pre-sales, business consulting, business development teams, and client partners for existing accounts. Our client partners, who have experience working directly with our clients, are key to identifying and pursuing new business opportunities. This approach has helped us maintain a high percentage of repeat business and win new engagements within our existing customer base.
Our subject matter experts also play a key role in our sales efforts. They augment our sales teams, contribute to substantive discussions with clients, and are able to recommend differentiated solutions based on their knowledge of our differentiated service offerings. Subject matter experts help with sales efforts for both our core and our new verticals, as well as sales efforts targeting a specific service offering or a specific geography.
Our marketing organization helps generate additional business by driving more inbound requests, referrals, and requests for proposals. The team also supports interactions with both internal and external stakeholders. Our marketing organization includes a central team that manages our brand positioning, communications, content, digital assets, public relations, and representation in industry conferences. In addition, we have marketing leads who are aligned with our industry verticals to design and drive vertical specific marketing programs.
Competition
The market for technology services is highly competitive, characterized by a large number of participants and subject to rapid change. We compete with a wide number of niche, boutique and global service providers on an equal footing based on our differentiating capabilities. Representative competitors in each of these categories includes:
•
global IT services providers, such as Accenture, Capgemini, Infosys, Tata Consultancy Services, Tech Mahindra, Wipro, and NTT

•
digital IT services providers, such as Endava, EPAM Systems and Globant; and

•
India-based IT services providers, such as Larsen & Toubro Infotech and Mindtree.

The principal competitive factors affecting the markets for our services include the provider’s reputation and experience, strategic advisory capabilities, consulting and digital services capabilities, performance and reliability, responsiveness to customer needs, financial stability, corporate governance and competitive pricing of services.
Employees
Our professionals are our most important asset. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry.
As of September 30, 2021, March 31, 2021 and 2020 we had a total of 20,786, 12,391 and 11,156 employees, respectively. Among these employees as of September 30, 2021, 17,026 employees were located in India, 1,499 employees were located in the United States, 1,462 employees were located in APAC excluding India, and 799 employees were located in EMEA. In addition, as of the date of this prospectus, approximately 18% of our global workforce is located near our client sites or at our onshore delivery centers.
The following tables sets forth the number of our employees including outsourced resource as of September 30, 2021, March 31, 2021 and March 31, 2020, by function:
	As of September 30, 2021		As of March 31, 2021		As of March 31, 2020
	Number	%	Number	%	Number	%
Functions:
Delivery	19,579	95	11,469	93	10,274	92
Sales and Marketing	297	1	188	1	170	2
Others	910	4	734	6	712	6
Total	20,786	100	12,391	100	11,156	100

We enter into standard labor contracts with our employees. We also enter into arrangements including standard confidentiality and non-compete provisions with our senior management. We are focused on maintaining a good working relationship with our employees, and have not experienced any major labor disputes. A very small percentage of our global workforce is represented by labor unions in Spain and Germany.
In order to meet our personnel needs, increase workforce flexibility and improve pricing competitiveness, we use subcontractors primarily to perform short-term assignments in certain specialty areas or on other projects where it is impractical to use our personnel, or where we need to supplement our resources. We also use subcontractors for internal assignments, such as assisting in development of internal systems, recruiting, training, human resources consulting and administration and other similar support functions.
Recruitment and Retention
We take pride in a genuinely transparent, efficient and technology-focused corporate culture and embrace it as one of our fundamental strengths. We believe we offer our employees competitive compensation packages, best-in-class benefits and excellent career opportunities, each of which has allowed us to attract and retain qualified personnel.
We have built our global talent pool by recruiting students from premier universities, colleges and institutes in India, the United States, United Kingdom and other regions where we operate. We rely on a rigorous selection process and typically only consider top students who have consistently shown high levels of achievement. We also conduct need-based lateral hiring of project leaders and middle managers by locating and attracting qualified and experienced IT professionals within a certain region. Our rigorous selection process includes a series of aptitude tests and interviews to identify the best applicants.
Employee retention is a key priority for us. We retain employees by committing to continued efforts to provide a better working environment and enhanced benefits to our employees. We participate in various employee social security plans, including pension and medical insurance. Our systematic performance evaluation system allows us to base remuneration adjustments, career promotion and talent cultivation on an employee’s track record and merit. As a result, our attrition rates among our full-time employees (excluding our BPM employees) were 15.3%, 10.5% and 11.8%, respectively, for the year ended September 30, 2021 and the fiscal years ended March 31, 2021 and 2020, respectively. In the three quarters ended September 30, 2021, our attrition rates among our full-time employees (excluding our BPM employees) increased, which partly reflected the general market trend that the attrition rate in the industry had generally increased as well. We calculate our attrition rate in each reporting period based on data for the last 12 months from the last day of each respective reporting period.
In addition, in order to recruit and retain potential candidates and employees, we have improved the amenities of our largest delivery center located in Greater Noida (UP), India, which covers over 25 acres. The amenities in the delivery center include an outdoor swimming pool, a gym, creche facilities, a food court, an amphitheater, a 500-seater auditorium and a design studio.
Training and Development
We are committed to systematically nurturing the development of our personnel, promoting participation in internal and external training and certifications through formal training to build competencies and skills. Our School for Employee Education Development enhances our employees’ skillsets to be broader, diverse and more integrated — a portfolio of skills and knowledge to create a more versatile workforce and a more agile organization in general. It applies training methods and techniques including remote learning, online platforms, licensed learning partners and instructor led virtual sessions as an integrated learning approach.
We also believe behavioral skills are an important part of corporate culture that is a crucial factor for the performance and success of any organization. Our behavioral and soft skills training utilizes an experiential and evidence-based approach to train employees, team leaders and managers to learn, practice and implement behavior change and related attitudes to enhance personal efficiency and performance. We also make significant investments in our future leaders through management development programs that strengthen people management skills and teach how to build trust through effective leadership and communication.
Our Culture
The name Coforge means working together to create lasting value. It reflects the deep employee- and client-centricity ingrained within our culture.
Our vision of “Engage with the Emerging” highlights our focus on delivering best-in-class solutions using new age technologies. Our mission to “Transform at the Intersect” emphasizes our position as an expert in focused industry verticals.
Our employee value proposition is “Coforge is People. Coforge is Growth.” We value employee engagement, open communication, health and wellness initiatives. We were certified by the Great Place to Work Institute in their 2021 assessment and were also recognized in their 2021 Best Workplaces for Women in India, and are committed to remaining among the industry’s leading employers for employee satisfaction. We promote an inclusive, open, collaborative and innovative workplace. We were awarded Top 100 Large India's Best Workplaces for Women in 2021 and we had 45 nationalities in our workforce as of September 30, 2021. We select potential women employees who are equipped with skills such as personal branding, networking and assertiveness. We also have a “Momentoring” initiative program designed for our women employees who are expectant mothers, and we connect them with our other women employees who have had similar experience to help facilitate their reintegration back into our workforce.
We are committed to our corporate social responsibility (“CSR”) initiatives. For example, as part of our CSR initiatives, we offer four leaves to our India-based employees for them to pursue any CSR-related cause that they are passionate about. Our other CSR initiatives include educating the underprivileged, doing joint research with academia, funding animal shelters and combating climate change. During the COVID-19 pandemic, we helped hospitals by providing online access to our employees to doctors.
COVID-19 Risk Mitigation and Continuity of Operations
In response to the COVID-19 pandemic, we have implemented a number of procedures and strategies with the support of our customers. We implemented a pandemic plan proactively and moved our operations from working from office to working from home for substantially all our employees. This included setting up VPN for network connectivity, enabling laptops with end point security tools and setting up collaboration tools to communicate among teams and with customers We established an internal COVID-19 task force in each country in which we have significant operations supported by our corporate teams (such as human resources, IT and facilities management) that conducted regular telephonic or video meetings to discuss developments in local operations and best practices that are being undertaken to ensure employee safety and continuity of our operations. Our management works closely with our COVID-19 task force to ensure synchronization of the task force and operations throughout our Company organization more broadly. In each of the jurisdictions in which we operate, we have complied with the local regulatory requirements and guidance with respect to maintaining only essential workforce in the office. We continue to work with our customers to ensure continuity of our operations and minimize any disruption of our services throughout the period of the pandemic. For further information regarding risks related to COVID-19, see “Risk Factors — Risks Related to Our Business — We face risks related to regional and global health pandemics, including COVID-19, that could continue to impact our sales and results of operations.”
Intellectual Property
Our intellectual property rights are important to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements upon the commencement of their relationships with us.
We customarily enter into nondisclosure agreements with our clients with respect to the use of their software systems and platforms. Our clients usually own the intellectual property in the software or systems we develop for them. Furthermore, we usually grant a perpetual, worldwide, royalty-free, nonexclusive, transferable and non-revocable license to our clients to use our preexisting intellectual property, but only to the extent necessary in order to use the software or systems we developed for them.
Our registered intellectual property includes the trademark “Coforge” (which is registered in six jurisdictions, including Australia, the European Union and the United Kingdom, as of September 30, 2021) and certain other trademarks related to our service offerings and products. We have also filed for registration of the trademark “Coforge” in six jurisdictions, including the United States. We have developed a number of proprietary tools that we use to manage our projects, build applications in specific software technologies, and deliver services to our clients. We protect these tools through trademark and copyright registrations in various jurisdictions throughout the world. In addition, to ensure we maintain the ability to engage with our clients, employees, and the public, we have registered and maintain more than 60 domain names.
Properties and Facilities
Our corporate headquarters is located at 8, Balaji Estate, Third Floor, Guru Ravi Das Marg, Kalkaji, New Delhi, 110 019, India. We maintain operations in 21 countries worldwide, including India, the United States, the United Kingdom, Australia, Thailand, Singapore, Canada, Germany, Spain, Belgium, Netherlands, Dubai, among others. Our largest delivery center, which is located in New Delhi, India, comprises 1 million square feet, and represents approximately 50% of our total delivery centers on a square-foot basis. We lease most of our office space, including that of our headquarters and most delivery centers. We own the premises of two of our delivery centers, including our largest delivery center. We believe our current facilities are adequate to support our operations in the immediate future, and that we will be able to obtain suitable additional facilities on commercially reasonable terms as needed.
Awards and Recognitions
We have received recognition for the quality and popularity of our products and services at the national and global levels, which is related to our leadership in specific areas and our robust human resources practices. Some of the significant awards and recognition that we and our subsidiaries have received are set forth below:
Award/Recognition	Award Year	Awarding Institution/Authority
Leader in Insurance Business Model Innovation Enablement Services’ PEAK Matrix Assessment	2021	Everest Group
Major Contender in Pega Services PEAK Matrix Assessment	2021	Everest Group
Leader in Travel & Hospitality and Small & Medium Services Providers’ segment for RPA services	2020	Zinnov Zones
Leader for Cloud Infrastructure Brokerage, Orchestration and Management Services	2020	Nelson Hall
Top 3 IT Service Providers in Customer Satisfaction	2020	Whitelane Research
Leader in Agile and DevOps	2019	Nelson Hall
Leader in the NelsonHall NEAT Evaluation for RPA & AI in Banking	2019	Nelson Hall
Risk Management and Insurance
We have developed and implemented a comprehensive and robust risk management framework to identify and manage risks across our business and ensure compliance with relevant laws and regulations. Our risk management activities are supervised by our board of directors through a risk management committee, as required by the provisions of the amended Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”). We undertake an annual risk assessment process to update our risk policies and management procedures.

We maintain property insurance policies covering physical damage to our buildings and personal properties for in the name of our Company and for certain of our subsidiaries. We also have a commercial general liability insurance policy, which also includes some of our subsidiaries, covering certain incidents involving third parties that occur on or in some of our premises, and crime insurance covering certain incidents associated with any theft or attempted theft or fraud. We also maintain global insurance coverage for professional liability related to errors and omissions and cyber security insurance for Coforge and all of its subsidiaries. We also maintain directors and officers liability insurance.
We do not maintain business disruption insurance, which is available only to a limited extent in India. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we face risks associated with not having business disruption insurance coverage. See “Risk Factors — Risks Related to Our Operations — Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our results of operations and financial condition.”
Regulations
Regulation of our business by the Government of India affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these incentives, our operations have been subject to relatively lesser Indian tax liabilities. We have benefitted from the gradual liberalization and deregulation of business by successive governments in India. For example, under the current regulations in India, we are not required to obtain any approvals to issue ADS. Additionally, foreign direct investment in our company is permitted up to 100 percent under the automatic route. We are also permitted to invest in joint ventures or wholly owned subsidiaries overseas under the automatic route of overseas direct investment, which does not require any prior approval from the Reserve Bank of India. However, financial commitments of investments exceeding US$1 billion in a financial year will continue to require prior approval of the Reserve Bank of India.
Legal Proceedings
We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Risk Factors — Risks Related to Our Business and Industry — We face risks related to the storage of customers’ and their end users’ confidential and proprietary information,” “Risk Factors — Risks Related to Our Business and Industry — We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations,” and “Risk Factors — Risks Related to Our Business and Industry — We may be subject to litigation risks in the ordinary course of business that, if adversely determined, may adversely impact our business, financial condition and results of operations.”

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.
Directors and Executive Officers	Age	Position/Title
Basab Pradhan	56	Chairperson of the Board of Directors and Non-Executive Independent Director
Sudhir Singh	50	Chief Executive Officer and Executive Director
Hari Gopalakrishnan	44	Non-Executive Director
Patrick John Cordes	46	Non-Executive Director
Kenneth Tuck Kuen Cheong	53	Non-Executive Director
Kirti Ram Hariharan	43	Non-Executive Director
Ashwani Puri	64	Non-Executive Independent Director
Holly Jane Morris	69	Non-Executive Independent Director
Ajay Kalra	51	Chief Financial Officer
Madan Mohan	53	Executive Vice President and Global Head of Travel, Transportation and Hospitality
Gautam Samanta	51	Executive Vice President and Global Head of Banking and Financial Services
Anurag Chauhan	49	Executive Vice President and Global Head of Insurance
Unless otherwise indicated, the current business addresses for our directors and executive officers is 8, Balaji Estate, Third Floor, Guru Ravi Das Marg, Kalkaji, New Delhi-110019, India.
Size and Composition of the Board
The SEBI Listing Regulations mandate that for a company with a non-executive Chairman who is not a Promoter, at least one-third of its board of directors should be independent directors and the board of directors of the top 1,000 listed companies effective April 1, 2020 shall have at least one independent woman director. As on September 30, 2021, the Board comprised eight members, consisting of one non-executive independent chairperson, one executive director, four non-executive directors and two non-executive independent directors. Independent directors constitute 37.5% of the Board’s strength — more than the requirements of the Companies Act, 2013 and the Listing Regulations, but less than the majority required for U.S. domestic companies under Section 303A of the NYSE Listed Company Manual. Following this offering, we will rely on home country practices to be exempted from certain of NYSE corporate governance requirements as a foreign private issuer, such that a majority of the directors on the Board of Directors are not required to be independent directors.
One of the eight directors on our Board is woman and she is an independent director, making up 12.5% of the Board’s strength. The Board periodically evaluates the need for change in its size and composition.
Definition of Independent Directors
The definition of an “independent director” under the Companies Act, 2013 and the SEBI Listing Regulations includes a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries, or a member of the promoter group of the company. Further, the person should not have a pecuniary relationship exceeding the thresholds as prescribed under the SEBI Listing Regulations during the three immediately preceding fiscal years or during the current fiscal year.

We abide by these definitions of independent director in addition to the definitions of an independent director as defined in the NYSE Listed Company Manual and the Sarbanes-Oxley Act, and U.S. securities laws by virtue of our listing on the NYSE in the United States.
Based on the disclosures received from all the independent directors and in the opinion of the Board, the independent directors fulfill the conditions specified in the Companies Act, 2013, the Listing Regulations and the NYSE Listed Company Manual and are independent of the Management.
Profiles of Directors and Executive Officers
Basab Pradhan has served as the Chairperson of our Board and Non-Executive Independent Director since July 2019. Prior to joining us, Mr. Pradhan was a non-executive director of Hexaware from June 2014 to June 2019. Mr. Pradhan also served as the head of global sales and marketing at Infosys Limited from June 2011 to July 2013 and from April 2002 to June 2005. Mr. Pradhan is the author of the book on the Indian IT services industry titled “Offshore: India’s Services Juggernaut,” which was published in 2012 by Penguin Random House. Mr. Pradhan received a bachelor’s degree in Mechanical Engineering from the Indian Institute of Technology Kanpur in 1987 and a Master of Business Administration (“MBA”). degree from the Indian Institute of Management Ahmedabad in 1989.
Sudhir Singh is our Chief Executive Officer and Executive Director. Mr. Singh joined us in May 2017. Mr. Singh has over 24 years of industry experience with an exceptional track record of execution, driving robust revenue and margin growth simultaneously, executing business turnarounds and orchestrating successful acquisitions. Prior to joining us, Mr. Singh worked at Genpact between 2010 and 2017. At Genpact, Mr. Singh served as the Chief Operating Officer of the capital markets and IT services business from 2014 to 2017 and was a managing director of Headstrong from 2012 to 2014. Between 2001 and 2010, Mr. Singh worked at Infosys Technologies. At Infosys Technologies, Mr. Singh founded the Global BFS Payments and Cards practice and managed all client portfolios within it from 2006 to 2010. Mr. Singh was an invitee to the Infosys Management Committee and the Head of the Infosys South-West Geo. Mr. Singh also served as a senior brand manager and sales manager of Hindustan Lever (Unilever, India) from 1995 to 2001. Mr. Singh received a Bachelor of Technology degree from the Institute of Technology, BHU in 1993 and a post-graduate diploma in management from the Indian Institute of Management, Calcutta in 1995.
Hari Gopalakrishnan has served as a Non-Executive Director on our Board since 2019. Mr. Gopalakrishnan is a Managing Director and co-head of Technology Services team at Baring Private Equity Asia’s Mumbai Office. Mr. Gopalakrishnan joined Baring Private Equity Asia in 2007. Mr. Gopalakrishnan has served as a director of Citiustech Healthcare Technology Private Limited since September 2019 and is also currently serving as an officer and/or director in the corporate group that owns Virtusa Corporation. Previously, Mr. Gopalakrishnan worked as an Associate at New Vernon, an Indian-dedicated multi-strategy investment management firm from 2005 to 2007. Prior to that, he worked as a consultant at PricewaterhouseCoopers India from 2004 to 2005. Mr. Gopalakrishnan received a bachelor’s degree in Medicine and Surgery from the University of Kerala in 2000 and a Post Graduate Diploma in Management from the Indian Institute of Management in 2004.
Patrick John Cordes has served as a Non-Executive Director on our Board since 2019. Mr. Cordes is a Managing Director, Chief Operating Officer of Baring Private Equity Asia. Mr. Cordes joined Baring Private Equity Asia in 2006. Prior to joining Baring Private Equity Asia, Mr. Cordes worked at Deloitte in New York and Hong Kong from 1997 to 2006. Mr. Cordes received a bachelor’s degree in business and economics from Lehigh University in 1997.
Kenneth Tuck Kuen Cheong has served a Non-Executive Director on our Board since 2019. Mr. Cheong is a Managing Director and a member of the investment committee and portfolio monitoring committee of Baring Private Equity Asia. Mr. Cheong joined Baring Private Equity Asia in 1998 and is responsible for heading its investments in Southeast Asia and has been involved with its investments in China, Korea, U.S. and India. Mr. Cheong has also served as a director of TELUS International (Cda) Inc. since June 2016. Prior to joining Baring Private Equity Asia, Mr. Cheong was a Manager at BZW Asia from 1995 to 1998 where he was involved in corporate finance and mergers and acquisitions in Asia and served as Assistant Treasurer at DBS Bank from 1992 to 1995. Mr. Cheong received a bachelor’s degree in Econometrics and Mathematical Economics from the London School of Economics and Political Science in 1992.

Kirti Ram Hariharan has served as a Non-Executive Director on our Board since 2019. Mr. Hariharan is a Managing Director and General Counsel of Baring Private Equity Asia. Mr. Hariharan joined Baring Private Equity Asia in 2011 and is responsible for all legal matters associated with Baring Private Equity Asia’s fund raising and investment efforts including the structuring and execution of transactions, financing and related activities. Mr. Hariharan is currently serving as an officer and/or director in the corporate group that owns Virtusa Corporation. Prior to joining Baring Private Equity Asia, Mr. Hariharan was a Senior Associate at the law firm Paul Hastings from 2009 to 2011. Prior to that, he was a partner at a leading Indian law firm, Amarch and Mangaldas from 2000 to 2008. Mr. Hariharan received his LL.M. (Commercial Law) from Singapore Management University in 2015 and B.A., LL.B. (Hons.) degree from the National Law School of India University in 2000.
Ashwani Puri has served as our Non-Executive Independent Director since May 2012. Mr. Puri has extensive experience in investment and acquisition advisory services, valuation and decision analysis, business and financial restructuring, dispute analysis and forensics. Prior to joining us, Mr. Puri served as a non-executive director of J K Tyre & Industries Limited from July 2011 to May 2012 and a non-executive director of Bonfiglioli Transmissions Private Limited from March 2015 to March 2018. Mr. Puri served various roles at PricewaterhouseCoopers from 1976 to 2010, including as a partner, executive director and a member of its leadership team in India. From April 2010 to July 2021, Mr. Puri served as a partner in Veritas Advisors LLP. Mr. Puri has been a non-executive director in Titan Company Limited since May 2016 Mr. Puri has also been a non-executive director and chairman of the audit committee in Aditya Birla Finance Limited since September 2010. Mr. Puri is a qualified Chartered Accountant from the Institute of Chartered Accountants of India since 1980 (as a Fellow Chartered Accountant since 1987) and a Management Accountant from the Chartered institute of Management Accountant, UK since 1982 (as a Fellow Chartered Management Accountant since 1990).
Holly Jane Morris has served as our independent director since 2014. Ms. Morris has extensive experience as a corporate IT and operations executive in Fortune 500 global financial services organizations, local government and manufacturing. From 2006 to 2012, she was the Senior Vice President and Chief Information Officer at Thrivent Financial, a Fortune 500 financial services organization. Ms. Morris also served as the Senior Vice President of Technologies at American Express Global Financial Services from 2001 to 2005. Prior to that, Ms. Morris held the positions of Chief Information Officer and Chief Technology Officer at ING North America. Ms. Morris started her career at Honeywell and moved to the position of head of computer aided engineering, and subsequently moved to Alliant Techsystems in 1990, a Honeywell spin-off, where she was responsible for all business and manufacturing systems. Since leaving full-time work, Ms. Morris has served as a digital expert for nonprofits and successfully advised a FinTech startup from the beginning to its exit and sale. Ms. Morris received a bachelor’s degree in Classics from Kent State University in 1974, and a master’s degree and Ph.D. in ancient studies from the University of Minnesota in 1983 and 1986. Ms. Morris also holds a master’s degree in software management from the school of engineering at University of Saint Thomas in 2019.
Ajay Kalra has served as our Chief Financial Officer since November 2019. Mr. Kalra has over 25 years of experience in finance and accounting. Prior to joining us, Mr. Kalra worked at Genpact Limited from September 1999 and November 2019. Mr. Kalra held various roles at Genpact Limited with his last position as a senior vice president and a global controller. Mr. Kalra held various roles at Modi Xerox Limited from January 1995 and September 1999 with his last position being as a FP&A manager. Mr. Kalra is a member of the Institute of Chartered Accountant of India since 1995. He received a bachelor’s degree in Commerce, Accountancy from Delhi University in 1990.
Madan Mohan is our Executive Vice President and Global Head of our Travel, Transportation and Hospitality vertical. Mr. Mohan joined us in November 2017. Mr. Mohan is primarily responsible for the planning and implementation of global strategies relating to our Travel, Transportation and Hospitality vertical. Mr. Mohan has over 31 years of experience and expertise across travel, transportation and hospitality, financial services and manufacturing across legacy and emerging technologies. Prior to joining us, Mr. Mohan served as Head of South-East US Geo at Infosys and was responsible for the growth of Financial services clients and was also an invitee to the Infosys Global Management Committee. Prior to his 16 years of tenure with Infosys, Mr. Mohan served as a business relationship manager at TCS where he managed the manufacturing business of Top 10 global corporation from 1997 to 2001. Mr. Mohan received a bachelor’s degree in Computing Science from the National Institute of Technology, Rourkela in 1990 and joined TCS immediately after the college.
Gautam Samanta is our Executive Vice President and Global Head of our BFS vertical. Mr. Samanta joined us in September 2017 and is primarily responsible for the strategic growth of our BFS vertical globally. Mr. Samanta has over 25 years of industry experience, beginning as a banker and subsequently started leading the BFS businesses for various global technology firms. Prior to joining us, he served as a Vice President and part of the leadership team in the BFS vertical of Infosys, where he also managed a portfolio of Tier 1 Financial Services accounts in Europe, from 2013 to 2017 and also from 2005 to 2008. He was part of the leadership team of Financial Services business of Capgemini in UK, serving as a Vice President from 2013 to 2018. He also served as Assistant Vice President for the Corporate and Investment Banking Business of ICICI Bank from 1995 to 2001. Mr. Samanta received a Bachelor of Technology degree from the Indian Institute of Technology, Kharagpur in 1991 and a post-graduate diploma in management in Finance, Marketing from Indian Institute of Management, Calcutta in 1995.
Anurag Chauhan is executive vice president and global head of our Insurance vertical. Mr. Chauhan joined us in April 2018. Mr. Chauhan has over 25 years of industry experience and expertise in technology consulting, sales, large deals, delivery, and strategic partnerships and acquisitions. Prior to joining us, Mr. Chauhan worked at Accenture from 2006 to 2018 and served as a managing director as he led the Technology Consulting and Implementation Services Sales and Delivery for its global clients including large Insurance and BFS customers. Mr. Chauhan was also in the Accenture Cloud Global Senior Executive Committee and developed strong expertise in the areas of application modernization, digital, data, journey to cloud, analytics and automation, as well as setting up strategic alliance partnerships. Mr. Chauhan received an MBA degree from the University of Chicago Booth School of Business in 2004, a Master of Science degree in Computing and Information Systems (CIS) from the Southern Illinois University in 1999 and a Bachelor of Technology degree from the Institute of Technology Varanasi in 1995.
Board of Directors
Our Board of Directors consist of eight directors upon completion of this offering. A director is not required to hold any shares in our Company by way of qualification. A director of the Company who is directly or indirectly interested in any contract, proposed contract or arrangement is required to disclose the nature of his/her interest at the meeting of the Board of Directors in which such contract, proposed contract or arrangement is being discussed and he/she cannot participate in such meeting. If any director who was not interested at the time of entering into such contract or arrangement, becomes interested at a later date, he/she is required to disclose his/her interest at the first meeting of the Board of Directors thereafter. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established five committees under the Board of Directors in accordance with the SEBI Listing Regulations: an audit committee, a nomination and remuneration committee, a corporate social responsibility committee, a stakeholders’ relationship committee and a risk management committee. We have adopted a charter for each of the five committees. As a foreign private issuer, we are permitted to follow home country corporate governance practices subject to the NYSE corporate governance listing standard. Following this offering, we will rely on home country practice in India to be exempted from certain of the corporate governance requirements of the NYSE, such that we are not required to have a compensation committee or corporate governance committee comprised entirely of independent directors. Each committee’s members and functions are described below.
Audit Committee.   As of the date of this prospectus, our audit committee consists of Ashwani Puri, Basab Pradhan and Holly Jane Morris. Ashwani Puri is the chairman of our audit committee. We have determined that Ashwani Puri, Holly Jane Morris and Basab Pradhan each satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Ashwani Puri qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NYSE Listed Company Manual.
The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:
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appointing the independent auditors and monitoring and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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reviewing with the independent auditors any audit plans, results, problems or difficulties and management’s response;

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reviewing and discussing the annual and quarterly audited financial statements and results with management and the independent auditors;

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reviewing the adequacy and effectiveness of our accounting and internal control policies, systems and procedures and any steps taken to monitor and control major financial risk exposures;

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reviewing and approving all proposed related party transactions;

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meeting separately and periodically with management and the independent auditors; and

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monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance, and investigating any activity within its term of reference.

Nomination and Remuneration Committee.   As of the date of this prospectus, our nomination and remuneration committee consists of Holly Jane Morris, Basab Pradhan and Hari Gopalakrishnan. Holly Jane Morris is the chairperson of our nomination and remuneration committee. We have determined that Holly Jane Morris and Basab Pradhan each satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The nomination and remuneration committee assists the Board in (i) reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers, and (ii) selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The nomination and remuneration committee is responsible for, among other things:
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reviewing and approving, or recommending to the Board for its approval, the remuneration policy for our Chief Executive Officer and other executive officers;

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recommending to the Board for determination with respect to the remuneration policy of our directors;

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reviewing periodically and approving any incentive compensation or equity plans, employee stock option programs or similar arrangements;

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selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board;

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with respect to the appointment of independent directors, evaluating the balance of skills, knowledge and experience on the Board and on the basis of such evaluation, preparing a description of the role and capabilities required of an independent director; and

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reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience and diversity, plans and process of succession.

Corporate Social Responsibility Committee.   As of the date of this prospectus, our corporate social responsibility committee consists of Kirti Ram Hariharan, Hari Gopalakrishnan, Ashwani Puri and Kenneth Tuck Kuen Cheong. Kirti Ram Hariharan is the chairman of the corporate social responsibility committee. We have determined that Ashwani Puri satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange

Act, as amended. The corporate social responsibility committee oversees the corporate social responsibility processes of our Company. The corporate social responsibility committee is responsible for, among other things:
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advising and recommending the Board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any remedial action to be taken, including preparing list of corporate social responsibly projects, modalities of execution of the projects and programs and implementation and monitoring progress of these initiatives.

Stakeholders’ Relationship Committee.   Our stakeholders’ relationship committee consists of Kirti Ram Hariharan, Basab Pradhan and Patrick John Cordes. Kirti Ram Hariharan is the chairman of our stakeholders’ relationship committee. We have determined that Basab Pradhan meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. The stakeholders’ relationship committee oversees redressal of complaints of investors. The stakeholders’ relationship committee is responsible for, among other things:
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resolving the grievances of the security holders including complaints related to transfer/transmission of shares, issue of new and duplicate share certificates, non-receipt of annual reports, non-receipt of declared dividends, and the general meeting;

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reviewing measures taken for effective exercise of voting rights by shareholders;

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reviewing adherence to the service standards adopted by the Company in respect of various services being rendered by our registrar and share transfer agent; and

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reviewing various measures and initiatives taken by us for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants, annual reports or statutory notices by our shareholders.

Risk Management Committee.   As of the date of this prospectus, our risk management committee consists of Basab Pradhan, Hari Gopalakrishnan and Sudhir Singh. Basab Pradhan is the chairman of our risk management committee. We have determined that Basab Pradhan meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. The risk management committee formulates and oversees the implementation of our risk management policies. The risk management committee is responsible for, among other things:
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formulating and overseeing the implementation of our risk management policies;

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managing the annual risk assessment process and formulation of risk mitigation procedures;

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monitoring internal and external risks, including risks associated with cyber security and formulation, and overseeing plans for mitigation of these risks;

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monitoring the implementation of improvements in policies, including actions of the audit committee and the Board; and

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any other roles and responsibilities as may be prescribed under applicable laws and regulations, as amended from time to time.

Duties of Directors
Under Indian law, our directors have a duty to act honestly, in good faith and in our best interests to promote the objects of the company for the benefit of its members as a whole, and in the best interests of the company, its employees, the shareholders, the community and for the protection of environment. Our directors also have a duty to exercise the care, diligence skills and independent judgment that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. Further, our directors should not involve themselves in situations in which they have a direct or indirect interest that conflicts, or possibly may conflict, with the interest of our Company.

Functions and Powers of the Board of Directors
Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:
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convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

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recommending final dividend and declaring interim dividends and its distributions;

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appointing directors, key managerial persons, auditors and officers and determining their term of office;

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exercising the borrowing powers of our Company and mortgaging the property of our Company; and

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diversifying the business of our Company;

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approving amalgamations, mergers, reconstruction, acquisition of controlling stake in other companies

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investing funds of our Company

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issuing securities of our Company

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approving financial statements and annual documents of our company; and

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any other functions or powers as may be prescribed.

Terms of Directors and Officers
The Companies Act, 2013, requires that not less than two-third of the directors of a company (other than independent directors) must be subject to retirement by rotation. Further, one-third of such directors (or the number nearest to one third) are required to retire by rotation at every annual general meeting. The directors subject to retirement at each annual general meeting are the directors who have served as directors for the longest period of time. However, in the case of directors that have been appointed on the same day, the director or directors subject to retirement will be selected by lot.
Accordingly, at each annual general meeting, two of our directors (other than our Independent Directors) will be subject to retirement and will be eligible for reappointment. In addition, since all of our current directors (other than our Independent Directors and our Chief Executive Officer and Executive Director) were appointed on the same day, and have served for the same amount of time, the directors (other than Independent Directors and our Chief Executive Officer and Executive Director) that shall retire at our next annual general meeting will be determined by lot. Our Chief Executive Officer and Executive Director has been appointed for a term of five years, from January 29, 2020 up to January 28, 2025.
We appoint our Independent Directors for a term of no longer than five years, in accordance with the Companies Act, 2013. No reappointment may be made earlier than one year before the expiry of a term. No independent director may hold office for more than two consecutive terms of up to a maximum of five years each. After serving two terms, such independent director is not eligible to be appointed for an immediate third term. However, such independent director is eligible for appointment for a further term three years after the end of the preceding term, provided that such independent director was not appointed by, or otherwise be associated with, the Company in any other capacity, either directly or indirectly, during such three year period.
Due to reasons of disqualification mentioned in the Companies Act, 2013, rules made thereunder or under any other applicable laws, rules and regulations, the Nomination and Remuneration Committee may recommend to the Board with reasons recorded in writing for removal of a director, key managerial personnel and senior management personnel subject to the provisions and compliance of the applicable laws, rules and regulations. Under the SEBI Listing Regulations, any removal of the independent directors, shall be approved by way of a special resolution of the shareholders. The directors should retire as per the applicable provisions of the Companies Act, 2013. All other key managerial personnel and senior management personnel shall retire as per the prevailing policy of the Company, subject to the requirements of applicable law. Subject to compliance with applicable law, the Board will have the discretion to retain the directors and key managerial personnel in the same position/remuneration or otherwise even after attaining the retirement age, in the interest and for the benefit of the Company.
Employment Agreements and Indemnification Agreements
Under the Companies Act, 2013, our shareholders must approve the salary, bonus and benefits of the executive directors and key management personnel at a general meeting of the Shareholders. We have entered into employment agreements with each of our officers. Each of these agreements contain the terms and conditions of employment, including a compensation and benefits, including vacation and medical.
The terms of our agreements also include certain covenants, such as with respect to confidentiality and intellectual property protections. Following the cessation of employment, we will to pay our Chief Executive Officer and Executive Director certain base salary continuation benefits and health plan continuation benefits for the duration of the applicable no-compete period. Service contracts with officers provide for our standard retirement benefits that vary by country, but no other benefits upon termination of employment except as mentioned above.
Prior to the completion of the offering, we will enter into indemnification agreements pursuant to which we indemnify our directors and officers for claims brought under any rule of law to the fullest extent permitted by applicable law. Among other things, we will agree to indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as our director or officer, including claims which are covered by the director’s and officer’s liability insurance policy taken by the Company in each case to the fullest extent permitted by law.
Compensation of Directors and Executive Officers
For the fiscal year ended March 31, 2021, we paid an aggregate of Rs. 146 million as remuneration to our Executive Director and an aggregate of Rs. 21 million as sitting fees and commission to our Independent Directors. No sitting fees or commission was paid to our other Non-Executive Directors and Rs. 187 million was paid as remuneration to our Executive Officers for the fiscal year ended March 31, 2021.
2005 Stock Option Plan
On May 18, 2005, our shareholders approved at the annual general meeting the NIIT Technologies Stock Option Plan 2005, which we refer to as the “2005 Plan,” to offer and grant, for the benefit of employees of the Company and its subsidiaries, who are eligible under SEBI Guidelines (excluding promoters), options of the Company in aggregate up to 3,850,000 options under the 2005 Plan, in one or more Tranches. Further this limit was increased by 900,000 by the Board through a circular resolution passed on February 21, 2020 which was further approved by the Shareholders of the Company through Postal Ballot on March 28, 2020. Under the plan, the employees are granted options which vest upon completion of such terms and conditions as may be fixed or determined by the NRC and the Board in accordance with the provisions of law or guidelines issued by the relevant authorities in this regard.
Participation in the plan is at the Board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits. As per the plan each option is exercisable for one equity share of face value of Rs. 10, each fully paid up on payment to the Company for such shares at a price to be determined in accordance with the 2005 Plan. SEBI has issued the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, which will be applicable to the 2005 Plan. Once vested, the options remain exercisable for a period of one to seven years.
As of the date of this prospectus, the maximum aggregate number of equity shares which may be issued pursuant to all options under the 2005 Plan is 1,833,105 equity shares, subject to amendment. As of the date of this prospectus, 1,833,105 options exercisable into 1,833,105 equity shares under the 2005 Plan have been granted and outstanding, excluding options that were forfeited or cancelled after the relevant grant dates.
The following paragraphs describe the principal terms of the 2005 Plan.

Types of options.   The 2005 Plan permits the grant of options approved by the Compensation Committee (i.e. the nomination and remuneration committee of the Company acting as the compensation committee under the 2005 Plan).
Plan administration.   The 2005 Plan shall be administered by the nomination and remuneration committee of the Company, acting as the compensation committee.
Grant letter.   Options granted under the 2005 Plan are evidenced by a grant letter that sets forth terms, conditions and limitations for each grant, which may include the term of the grant, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the grant.
Eligibility.   We may grant options to permanent employees of our Company and / or its subsidiaries (whether working in India or out of India), and to directors, whether whole directors or not, of our Company and/or its subsidiaries (whether working in India or out of India).
Vesting schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant grant letter. The vesting schedule ranges from a minimum period of one year to a maximum period of seven years.
Exercise of options.   The Compensation Committee determines the exercise price for each option, which is stated in the grant letter. The vested portion of options will expire if not exercised prior to the time as the Compensation Committee determines at the time of its grant. However, the maximum exercisable term is five years from the date of vesting.
Transfer restrictions.   Granted options may not be transferred in any manner by the participant. In the event of death of a participant, all vested and unvested options may be exercised by such participant’s nominees or legal heirs immediately after, but in no event later than 12 months from the date of death.
Termination and amendment of the 2005 Plan.   The 2005 Plan shall continue to be in force until the date on which all of the options available for issuance as per the approval granted by the shareholders have been vested and exercised. The Board/Compensation Committee/shareholders may, in accordance with Companies Act, 2013, Listing Regulations and any other applicable law, at any time alter, amend, suspend or terminate the 2005 Plan, subject to all necessary approvals.
The following table summarizes, as of the date of this prospectus, the options granted under the 2005 Plan to our officers and directors, excluding awards that were forfeited or cancelled after the relevant grant dates.
Name	Equity Shares Underlying Options Awarded	Exercise Price (Rs./Share)	Date of Grant	Date of Expiration
Sudhir Singh	*	10	June 23, 2017	December 31, 2021
	*	1,048	May 23, 2018	December 31, 2021
	*	1,048	May 23, 2018	December 31, 2021
	*	1,048	May 23, 2018	December 31, 2021
	*	10	March 16, 2020	December 31, 2021
	*	10	March 16, 2020	December 31, 2021
	*	10	March 31, 2020	December 31, 2021
	*	10	March 31, 2020	December 31, 2021
	*	10	April 10, 2020	December 31, 2021
	*	10	July 13, 2021	December 31, 2021
Madan Mohan	*	706	January 18, 2018	January 17, 2022
	*	706	January 18, 2018	January 17, 2023
	*	706	January 18, 2018	January 17, 2024
	*	10	March 16, 2020	December 31, 2021

Name	Equity Shares Underlying Options Awarded	Exercise Price (Rs./Share)	Date of Grant	Date of Expiration
	*	10	March 31, 2020	December 31, 2021
	*	10	March 31, 2020	December 31, 2021
Gautam Samanta	*	10	March 16, 2020	Three years from vesting date
	*	10	March 31, 2020	Three years from vesting date
	*	10	March 31, 2020	Three years from vesting date
Anurag Chauhan	*	10	March 16, 2020	December 31, 2021
	*	10	March 31, 2020	December 31, 2021
	*	10	March 31, 2020	December 31, 2021
	*	10	April 6, 2021	December 31, 2021
Anurag Chauhan	*	10	May 23, 2018	December 31, 2021
	*	1,048	May 23, 2018	May 22, 2022
	*	1,048	May 23, 2018	May 22, 2023
	*	1,048	May 23, 2018	May 22, 2024
Ajay Kalra	*	10	March 16, 2020	Five years from vesting date
	*	10	March 16, 2020	Five years from vesting date
	*	10	March 31, 2020	Five years from vesting date
	*	10	March 31, 2020	Five years from vesting date

*
Less than 1% of our total equity shares outstanding.

For the fiscal year ended March 31, 2021 and the period from April 1, 2021 to September 30, 2021, we granted 32,875 and 268,000 employee stock options under the 2005 Plan to our employees, respectively. The changes in the fair value of these options were primarily driven by the market prices on the date of issue of those stock options.
The following table summarizes, for the fiscal year ended March 31, 2021 and the period from April 1, 2021 to September 30, 2021, the number of employee stock options granted under the 2005 Plan to our employees. For more information on our 2005 Plan, see Note 29 of our audited consolidated financial statements.
Date of Grant	Number of Equity Instruments Granted(1)	Exercise Price (Rs./Share)	Fair Value of Equity Shares on Date of Grant (Rs.)	Share Price on the Indian Stock Exchange on Date of Grant (Rs.)
April 10, 2020	17,275	10	915 - 940	1,101
January 1, 2021	15,600	10	2,503	2,554
April 8, 2021	129,000	10	3,006 - 3,080	3,107
May 20, 2021	106,000	10	3,182 - 3,251	3,277
July 13, 2021	10,000	10	4,341	4,388
August 11, 2021	23,000	10	4,591 - 4,768	4,811

(1)
Comprises options exercisable for our equity shares issued pursuant to the 2005 Plan.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our equity shares, as of the date of this prospectus and as adjusted to reflect the sale of ADSs offered by the selling shareholders in our initial public offering (assuming the underwriters do not exercise their option to purchase additional ADSs), for:
•
each of our directors and executive officers;

•
each person known to us to beneficially own 5.0% or more of our equity shares; and

•
[each [other] selling shareholder].

The calculations of percentage ownership as of the date of this prospectus are based on equity shares outstanding as of, assuming the underwriters do not exercise their option to purchase additional ADSs.
For the purpose of this table, beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all equity shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of , including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
We have prepared and distributed to all eligible shareholders of our equity shares an invitation to participate as a selling shareholder in this offering as required under the laws and regulations in India. See “The Indian Invitation to Participate in this Offering” The deadline for eligible shareholders to elect to become a selling shareholder, place their offered equity shares into an escrow account and provide the required documentation for participation is December 2, 2021. Shareholders will only be accepted into the offer if they have provided all the required documentation.
As of             , Hulst B.V., through which Baring Private Equity Asia holds its beneficial interest in our equity shares, has committed to offer        equity shares, which, if no other shareholders participate in the offer, would comprise the total number of aggregate ADSs included in this offering, including the number of additional ADSs that will be offered if the underwriters exercise their option to purchase such additional ADSs. If no selling shareholders other than Hulst B.V. are accepted into the offer, Hulst B.V. will be the sole selling shareholder. To the extent that other eligible shareholders are accepted into the offering, the total number of equity shares that will be sold by Hulst B.V. will be reduced in accordance with the terms of the invitation to participate in this offering.
For illustrative purposes: In the event that Hulst B.V. is the sole selling shareholder, the total number of shares sold by Hulst B.V. would be       , or 100% of the size of the offering (assuming the underwriters do not exercise their option to purchase additional ADSs). In the event that all of our shareholders elect to participate as selling shareholders to the fullest extent possible, the total number of equity shares sold by Hulst B.V. would be        , or      % of the size of the offering (assuming the underwriters do not exercise their option to purchase additional ADSs).
After the invitation to participate closes, we will identify the full list of selling shareholders and the number of equity shares being offered by each such selling shareholder. The Company intends to file an amendment to the registration statement on Form F-1 of which this prospectus forms a part that includes further information on such selling shareholders, including further information on the number of shares such selling shareholders (including Hulst B.V.) will sell in this offering.

Name of Beneficial Owners	Number of Equity Shares Beneficially Owned	Number of Equity Shares Sold in Offering	Percentage of Equity Shares Beneficially Owned
			Before the Offering	After the Offering
5% Shareholders
Baring Private Equity Asia GP VII Limited(1)	30,421,260		50.17
Axis Mutual Fund Trustee Limited(2)	3,633,873		5.99
Directors and Executive Officers(3)
Basab Pradhan	*		*
Sudhir Singh	*		*
Hari Gopalakrishnan	—		—
Patrick John Cordes	—		—
Kenneth Tuck Kuen Cheong	—		—
Kirti Ram Hariharan	—		—
Ashwani Puri	—		—
Holly Jane Morris	—		—
Ajay Kalra	*		*
Madan Mohan	*		*
Gautam Samanta	*		*
Anurag Chauhan	*		*
Selling Shareholders

Notes:
*
Less than 1% of our total equity shares outstanding.

(1)
Consists of 30,421,260 equity securities held directly by Hulst B.V., which has its principal office at Herikerbergweg 88, 1101 CM Amsterdam, Netherlands. Hulst B.V. is indirectly controlled by Baring Private Equity Asia GP VII Limited (“Fund VII Limited”). As the sole shareholder of Fund VII Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VII Limited and its affiliates, but disclaims beneficial ownership of such shares. The address of Fund VII Limited and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(2)
We believe, based on publicly available information and our share registry, that Axis Bank Limited beneficially owns 3,633,873 of our equity shares through its majority owned subsidiary, Axis Mutual Fund Trustee Limited, which is a mutual fund trustee for mutual fund products offered by the Axis Bank Limit group of companies. Axis Bank Limited's address is Axis House, 1st Floor, C-2, Wadia International Centre, Pandurang Budhkar Marg, Worli Mumbai Mumbai City MH 400025, India.

(3)
Except as otherwise indicated below, the business address of our directors and executive officers is 8, Balaji Estate, Third Floor Guru Ravi Das Marg, Kalkaji New Delhi — 110 019 India.

Our equity shares can be held by Foreign Institutional Investors (“FIIs”), Foreign Portfolio Investors (“FPIs”) and Non-Resident Indians (“NRIs”). As of       , 2021,       % of our equity shares were held by these FIIs, FPIs and NRIs, some of which may be residents or bodies corporate registered in the United States and elsewhere. We are not aware of which FIIs, FPIs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.
Major shareholders do not have differential voting rights with respect to the equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government, by any other corporation (other than Baring Private Equity Asia) or by any other natural or legal person. Other than this offering, we are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control.
Details of change in the percentage ownership held by the Principal Shareholders:

	As of September 30,		As of March 31,
	2021		2021		2020		2019
Name of the Principal shareholder	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%
Baring Private Equity Asia GP VII, L.P.(1)(2)	30,421,260	50.2	38,771,260	64.0	43,807,297	70.1	—	—
NIIT Limited	—	—	—	—	—	—	14,493,480	23.1

Notes:
(1)
Please refer to Note (1) above.

(2)
In 2019, Hulst B.V., an affiliate of Baring Private Equity Asia, entered into a series of transactions pursuant to which it acquired an aggregate 70.1% of our outstanding equity shares as of March 31, 2020, including through the purchase of 30.0% of our equity shares from the promoters of the Company, 5.0% of our equity shares from open market purchases and 35.0% of our equity shares pursuant to a general cash offer to all the shareholders of our Company. As of March 31, 2021, Hulst B.V. held 64.0% of our outstanding equity shares. Between March 31, 2021 and September 30, 2021, Hulst B.V. engaged in a series of transactions pursuant to which it sold an aggregate 13.8% of our equity shares in accordance with Baring Private Equity Asia’s usual practices for returning capital to the investors of the funds it manages. As of September 30, 2021, Baring Private Equity Asia, through Hulst B.V.’s shareholding in us, beneficially held approximately 50.2% of our total outstanding equity shares, representing a majority of the voting rights of our equity shares. Hulst B.V. will be one of our selling shareholders. Upon completion of this offering, Hulst B.V. will own approximately    % of our outstanding equity shares, assuming the underwriters do not exercise their option to purchase additional shares of our equity shares from Hulst B.V. as a selling shareholder.

THE INDIAN INVITATION TO PARTICIPATE IN THIS OFFERING
We prepared and distributed to all eligible shareholders of our equity shares an invitation to participate in the this Offering, which invites holders of our equity shares to offer their equity shares up to a total aggregate amount of         equity shares for sale in this offering, pursuant to Indian regulations. Under Indian law, an issuer in India, such as our Company, can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. Our sponsorship of this transaction does not mean that we are purchasing or causing the purchase of the equity shares or ADSs directly or indirectly or recommending that holders participate in this offering. ADSs will be purchased solely by the underwriters for resale to the public in this offering, and will represent equity shares submitted by the selling shareholders pursuant to the Indian invitation to participate in this offering.
Under the terms of the invitation for participation, the related letter of transmittal, escrow agreement and other documents, the equity shares to be sold by the selling shareholders will be held in escrow by Link Intime India Private Limited, as share escrow agent, until such time as they are required to be deposited with Deutsche Bank AG, Mumbai Branch, as domestic custodian on behalf of the depositary (the “Custodian”) against the issuance of ADSs representing such equity shares and to be delivered to the underwriters under the terms of the underwriting agreement entered into by us, the underwriters and the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters’ obligation to purchase any ADSs in this offering.

RELATED PARTY TRANSACTIONS
Our Related Party Transaction Policies
We believe that the terms of our related party transactions are comparable to the terms we could obtain from independent third parties. Our related party transactions are subject to the review and approval of the audit committee of our board of directors. Our audit committee shall consider whether a transaction is conducted on an arms-length basis and whether the services can be procured from an independent third party. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.
Our principal related parties consist of Hulst B.V., as our principal shareholder, as well as our own subsidiaries and certain managerial personnel. We also administer certain trusts into which we make employee provident fund contributions for the benefit of our employees. Provident funds are employee pension schemes for employees in India. For more information on our related party transactions see Note 24 of our audited consolidated financial statements.
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”
Share Incentive Plan
See “Management — 2005 Stock Option Plan.”
Share Purchases between Hulst B.V. and Our Shareholders
On April 6, 2019, Hulst B.V. entered into a series of share purchase agreements with (i) us and (ii) NIIT Limited and several founders sellers (as applicable), pursuant to which Hulst B.V. acquired an aggregate 30.04% of our outstanding equity shares from NIIT Limited and the several founder sellers. These transactions closed on May 17, 2019. The terms of the share purchase agreements included customary representations, warranties, covenants and closing conditions, and post-closing obligations on the parties. As result of these transactions and pursuant to with SEBI Takeover Regulations, Hulst B.V. acquired an additional 35.0% of our outstanding equity shares pursuant to a general cash offer to all the shareholders of our company.
Registration Rights Agreement
See “Description of Share Capital — Registration Rights Agreement.”

DESCRIPTION OF SHARE CAPITAL
Set forth below is certain information relating to our share capital, including brief summaries of certain provisions of our Memorandum and Articles of Association, the Companies Act, 2013 (“Companies Act”), the Securities Contracts (Regulation) Act, 1956, as amended (the “SCRA”) and certain related legislation of India, all as currently in effect.
The following description of share capital is subject in its entirety to our Memorandum and Articles of Association, the provisions of the Companies Act and other applicable provisions of Indian law.
The Company
We were incorporated in New Delhi, the National Capital Territory of Delhi, India, as a private limited company on May 13, 1992 under the Companies Act, 1956 under the name of “NIIT Investments Private Limited.” Upon conversion of our private limited company into a public limited company, our name was changed to “NIIT Investments Limited” and subsequently “NIIT Technologies Limited,” pursuant to the certificates of incorporation dated January 15, 2004 and May 14, 2004, respectively, issued by the Registrar of Companies, Delhi & Haryana (“RoC”). Our name was subsequently changed to “Coforge Limited” on August 3, 2020. Our registration number is 048753. Our registered office is presently situated at 8, Balaji Estate, Third Floor, Guru Ravi Das Marg, Kalkaji, New Delhi 110019, India.
Our register of members is maintained at our registered office.
Share Capital
As of September 30, 2021, our authorized share capital is Rs. 770,000,000, divided into 77,000,000 equity shares of par value Rs. 10 per equity shares. As of September 30, 2021, our issued and paid-up share capital was Rs. 606,185,980, divided into 60,618,598 equity shares of par value Rs. 10 per equity share. On October 31, 2021, we allotted 12,464 equity shares pursuant to the 2005 Plan.
Memorandum and Articles of Association
Our activities are governed by our Memorandum and Articles of Association. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Companies Act, the SCRA and the Securities Contracts (Regulation) Rules, 1957, as amended. See “The Indian Securities Market.”
Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in.
Changes in Capital or our Memorandum of Association and Articles of Association
Subject to the Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting:
•
increase our authorized or paid up share capital;

•
consolidate all or any part of our shares into a smaller number of shares each with a larger par value;

•
subdivide all or any part of our shares into a larger number of shares each with a smaller par value;

•
subject to the confirmation of the National Company Law Tribunal (“Tribunal”), cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

•
reduce our issued share capital; or

•
alter our Memorandum of Association or Articles of Association.

General Meetings of Shareholders
There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within six months of the end of each fiscal year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request by a period not exceeding three months. Extraordinary general meetings may be convened at any time by requisition of such number of members who hold, on the date of the receipt of the requisition, not less than one-tenth of such of the paid-up share capital of the company as on that date carries the right of voting, in compliance with Section 100 of the Companies Act. A notice in writing to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice is received from 95% of the shareholders entitled to vote at the annual general meeting or, in the case of an extraordinary general meeting, from shareholders holding not less than 95% of such part of the paid-up capital as given right to vote at the meeting. General meetings are generally held at our registered office or any other place where the registered office is situated. Our business may be transacted at a general meeting only when a quorum of shareholders, as prescribed under Section 103 of the Companies Act, is present.
The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Companies Act, including the following:
•
the consideration of our annual financial statements and report of our directors and auditors;

•
the election of directors;

•
the appointment of auditors and the fixing of their remuneration;

•
the authorization of dividends; and

•
the transaction of any other business of which notice has been given.

Under the provisions of the Companies Act and the guidelines issued thereunder, certain actions, inter alia, amendments to the objects clause of our Memorandum of Association, issuance of shares with differential voting rights, sale of the whole or substantially the whole of the undertaking, buy-back of shares and to approve the giving of loans or guarantee in excess of the limits prescribed under the Companies Act and the guidelines issued thereunder are required to be voted on only pursuant to a postal ballot. A postal ballot consists of a notice sent to shareholders along with a draft resolution explaining the reasons therefore, requesting them to vote for or against the proposed resolution through postal or electronic means rather than a physical meeting of shareholders and send their vote within a period of 30 days from the date of dispatch of the notice.
In order to alleviate the hardships caused on account of the lockdowns imposed to curb the spread of the COVID 19, the Ministry of Corporate Affairs, Government of India, has, through circulars dated April 8, 2020, April 17, 2020, May 5, 2020, and January 13, 2021, permitted companies which provide e-voting facilities to their shareholders, or companies which have the email addresses of at least half of the total number of shareholders recorded with them to conduct meetings of shareholders through video conferencing or other audio-visual means, subject to fulfilment of certain prescribed conditions.
Division of Shares
The Companies Act provides that a company may sub-divide its share capital if its Articles of Association authorize the company to do so by adopting an ordinary resolution in its general meeting.
Our Articles of Association allow us in a general meeting to alter our Memorandum of Association and subdivide or consolidate all or any of our equity shares and the resolution authorizing such subdivision, may determine that, as between the holders of the shares resulting from such subdivision, one or more of such shares may have some preference or special advantage as regards dividend, capital or otherwise over as compared with the others.

Voting Rights
Subject to any special terms as to voting on which any shares may have been issued, every shareholder entitled to vote who is present in person (including any corporation present by its duly authorized representative) on a show of hands shall have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is the holder. In the case of joint holders, only one of them may vote and in the absence of election as to who is to vote, the vote of the senior of the joint holders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names appear in the register of members.
The Company may, in pursuance of and subject to compliance of provisions of applicable rules, regulations, circulars, guidelines, notifications, etc. as may be specified by the Ministry of Corporate Affairs (“MCA”), Securities and Exchange Board of India (“SEBI”), Stock Exchanges of any competent authority and the provisions, if any, which may be laid down in this regard by any amendment in or re-enactment of the Companies Act, or by the rules, regulations made thereunder or the Listing Agreement with the Stock Exchanges, from time to time, allow the member(s) of the Company to participate in the general meeting (s) of the members through any type of electronic mode like video conferencing, and the members so participating shall be deemed to be present in such general meeting(s) for the purpose of the quorum, voting, recording and all other relevant provisions in this regard. At the poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. At the poll, a shareholder having more than one vote, or his proxy or other person entitled to vote for him need not use all his votes in the same way. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our board of directors, has the right to cast a second or casting vote. The voting rights of ADS holders are subject to the terms of the deposit agreement. See “Description of American Depositary Shares.”
A shareholder may appoint any person (whether or not a shareholder) to act as his proxy at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. The instrument appointing a proxy must be delivered to our registered office at least 48 hours prior to the meeting or in case of a poll, not less than 24 hours before the time appointed for taking of the poll. Our Articles of Association permit votes to be given either personally or by proxy on a poll. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as his proxy. A proxy does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and he has the same rights as the shareholder by which he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.
Subject to the Articles of Association and the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies Act allows a public company to issue shares with different rights as to dividend, voting or otherwise, provided that:
•
It has not defaulted in filing its annual accounts and annual returns for the immediately preceding three years;

•
It has no subsisting default in the payment of a declared dividend to its shareholders or repayment of its matured deposits or redemption of its preference shares or debentures that have become due for redemption or payment of interest on such deposits or debentures or payment of dividend;

•
It has not defaulted in payment of the dividend on preference shares or repayment of any term loan from a public financial institution or state level financial institution or scheduled bank that has become repayable or interest payable thereon or dues with respect to statutory payments relating to its employees to any authority or default in crediting the amount in Investor Education and Protection Fund to the Central Governmen; and

•
It has not been penalized by a court or tribunal during the last three years of any offense under the Reserve Bank of India Act, 1934, the Securities and Exchange Board of India Act, 1992, the Securities Contracts Regulation Act, 1956, the Foreign Exchange Management Act, 1999 or any other special act, under which such companies being regulated by sectoral regulators.

Quorum
Our Articles of Association provide that a quorum for a general meeting shall be as prescribed under Section 103 of the Companies Act.
Shareholder Resolutions
An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or by proxy at a general meeting.
A special resolution requires the affirmative vote of not less than three-fourth of our shareholders entitled to vote in person or by proxy at a general meeting. The Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, reduction of share capital, approval of variation of rights of special classes of shares and dissolution of the company require a special resolution.
Dividends
Under the Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare interim dividends that do not need to be approved by the shareholders, which is declared out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends are generally declared as a percentage of par value and distributed and paid to shareholders in proportion to the paid up value of their equity shares. The dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years, after providing for depreciation in a manner provided for in the Companies Act, 2013. The Companies Act, 2013 provides that shares of a company of the same class must receive equal dividend treatment.
These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of five days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. All shares in respect of which dividend remains unpaid or unclaimed for a period of seven years from the date of the transfer to a scheduled bank must be transferred to the Investor Education and Protection Fund established by the Government of India and following such transfer, no claim shall lie against the Company or the Investor Education and Protection Fund.
The Companies Act and the Companies (Declaration and Payment of Dividend) Rules, 2014, as amended provide that if profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from our accumulated profits transferred by us to our free reserves, subject to the following conditions:
•
the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the three years immediately preceding that year;

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the total amount to be drawn from the accumulated profits may not exceed one-tenth of the sum of our paid-up capital and free reserves as appearing in the latest audited financial statement; and

•
the balance of our reserves following such withdrawal shall not fall below 15% of our paid-up capital as appearing in the latest audited financial statement. Additionally, for payment of dividend to non-resident shareholders, an application for remittance has to be made to the authorised dealer bank of our Company (the “AD Bank”), a copy of which will be submitted to the Reserve Bank of India when the remittance is allowed by the AD Bank.

Distribution of Assets on a Winding-up
In accordance with the Companies Act, all surplus assets remaining after payments are made to employees, statutory creditors, tax and revenue authorities, secured and unsecured creditors and the holders of any preference shares (though not in that order), shall be distributed among our equity shareholders in proportion to the amount paid up or credited as paid-up on such shares at the commencement of the winding-up.
Transfer of Shares
Under the Companies Act, the shares of a public company are freely transferable, unless such a transfer contravenes the regulations issued by SEBI. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of members.
Transfers of shares held in physical form are not permitted. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its register as the beneficial owner of the shares. In turn, we then enter the name of the depository in its records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits and is subject to the liabilities attached to the shares held by the depository on his or her or its behalf.
Equity shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system.
SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositories Act, 1996, as amended. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant.
The depository transfers equity shares by entering the name of the purchaser in its books as the beneficial owner of the equity shares. In turn, we will enter the name of the depository in our records as the registered owner of the equity shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the equity shares that are held by the depository. The register and index of beneficial owners maintained by our depository is deemed to be a register and index of our members and debenture holders under the Depositories Act, 1996, as amended. Transfers of beneficial ownership held through a depository are exempt from stamp duty. For this purpose, we have entered into an agreement for depository services with the National Securities Depository Limited and the Central Depository Services (India) Limited.
The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.
Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board of directors in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the provisions of the SEBI Listing Regulations, in the event we have not effected the transfer of shares within 15 days or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of 15 days, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.
If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal against the refusal to the Tribunal. The Tribunal may, in its discretion, issue an order directing that the transfer or transmission shall be registered by the company and the company shall comply with such order within a period of ten days of the receipt of the order; or direct rectification of the register and also direct the company to pay damages, if any, sustained by any party aggrieved.
Disclosure of Ownership Interest
Section 90 of the Companies Act read with the Companies (Significant Beneficial Owners) Rules, 2018, as amended, requires that every individual, who acting alone or together, or through one or more persons or trust, including a trust and persons resident outside India, holds beneficial interests, of not less than twenty-five per cent or such other percentage as may be prescribed, in shares of a company or the right to exercise, or the actual exercising of significant influence or control, shall make a declaration to the company specifying the nature of his interest and other particulars, in such manner and within such period of acquisition of the beneficial interest or rights and any change thereof, as may be prescribed. The company is required to file a return of significant beneficial owners of the company and changes therein with the Registrar of Companies, Delhi & Haryana, containing names, addresses and other details within such time, in such form and manner as have been prescribed under the Companies (Significant Beneficial Owners) Rules, 2018, as amended.
If any person fails to make the aforementioned declaration, he shall be liable to a penalty of Rs. 50,000 and in case of continuing failure, with a further penalty of Rs.1,000 for each day after the first during which such failure continues, subject to a maximum of Rs. 200,000. Additionally, if a company fails to maintain the aforementioned register, the company shall be liable to a penalty of Rs. 100,000 and in case of continuing failure, with a further penalty of Rs. 500 for each day, after the first during which such failure continues, subject to a maximum of Rs. 500,000 and every officer of the company who is in default shall be liable to a penalty of Rs. 25,000 and in case of continuing failure, with a further penalty of Rs. 200 for each day, after the first day during which such failure continues, subject to a maximum of Rs. 100,000.
Alteration of Shareholder Rights
Under the Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Ministry of Corporate Affairs, Government of India, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourth of the issued shares of that class by a special resolution passed at a general meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.
Share Register and Record Dates
We maintain our register of members who hold physical shares at our registered office.
The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of members and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive, except as permitted by law.
To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding in the aggregate 45 days in any one year or 30 days at any one time. Under the provisions of the SEBI Listing Regulations, we may, upon giving at least seven working days advance notice to the stock exchanges (excluding the date of intimation and the record date), set a record date and specify the purpose of the record date for declaration of dividend.
Annual Report
At least 21 days before an annual general meeting, we must circulate our annual report, which comprises either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly and semi-annual unaudited results within 30 days after the end of each accounting quarter. In respect of results for the fourth quarter of that fiscal year, we can opt to publish audited results for the entire year within three months, and thus will not be required to publish unaudited results for the last quarter within 30 days. We are also required to send copies of our annual report to the Indian Stock Exchanges and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where our registered office is situated. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account.
Under the Companies Act, we must file with the Registrar of Companies our balance sheet and profit and loss account within 30 days of the date on which the balance sheet and profit and loss account were laid before the annual general meeting and our annual return within 60 days of the conclusion of that meeting.
Borrowing Powers
Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of a majority of the shareholders in a general meeting, provided that, the aggregate of the monies to be borrowed and the principal amount outstanding in respect of monies raised, borrowed or secured by us does not exceed the aggregate of our paid up share capital plus free reserves.
Issue of Equity Shares and Pre-emptive Rights
Subject to the provisions of the Companies Act and our Articles of Association and to any special rights attaching to any of our equity shares, we may increase our share capital by the allotment or issue of new equity shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as we may from time to time determine by special resolution. We may issue equity shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. We cannot issue equity shares at a discount, other than as sweat equity to our employees or Director, in compliance with the provisions of Section 54 of the Companies Act and in terms of our Articles of Association.
Under the Companies Act, new equity shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their equity shares on the record date. The offer shall be made by written notice specifying:
•
the right, exercisable by the shareholders of record, to renounce the equity shares offered in favor of any other person;

•
the number of equity shares offered; and

•
the period of the offer, which may not be less than 15 days from the date of the offer or such lesser number of days as may be prescribed. If the offer is not accepted, it is deemed to have been declined.

The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to him in favor of any other person. Our board of directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles of Association. ADS holders may not be able to participate in any such offer. See “Description of American Depositary Shares — Dividends and Distributions.”
However, under the provisions of the Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution.

Capitalization of Profits and Reserves
Our Articles of Association allow our shareholders, upon recommendation of our Board, to approve by an ordinary resolution, to capitalize any part of the amount standing to the credit of our reserve accounts or to the credit of our profit and loss account or otherwise available for distribution. Any sum which is capitalized shall be appropriated among our shareholders in the same proportion as if such sum had been distributed by way of dividend. This sum shall not be paid out in cash and shall be applied in the following manner:
•
paying up any amount remaining unpaid on the shares held by our shareholders; or

•
issuing to our shareholders, fully paid bonus equity shares (issued either at par or a premium).

Any issue of bonus equity shares would be subject to the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations 2018, as amended, (“SEBI ICDR Regulations”), which provide that:
•
a company shall make a bonus issue of equity shares only if it has made reservation of equity shares of the same class in favor of the holders of outstanding compulsorily convertible debt instruments if any, in proportion to the convertible part thereof. The equity shares so reserved shall be issued to the holder of the convertible instrument at the time of conversion;

•
the bonus issue shall be made out of free reserves, securities premium account or capital redemption reserve account and built out of genuine profits or securities premium collected in cash only and reserves created by revaluation of fixed assets shall not be capitalized for this purpose;

•
bonus equity shares cannot be issued unless all the partly paid up equity shares have been fully paid-up;

•
the company should not have defaulted in the payment of interest or principal in respect of fixed deposits or debt securities issued by it, and should not have defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus;

•
none of the promoters or directors of the company should be a fugitive economic offender;

•
a declaration of bonus equity shares in lieu of dividend cannot be made;

•
the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus; and

•
the bonus issue must be implemented within 15 days from the date of approval by the board of directors where shareholders’ approval for capitalization is not required, and within two months of the date of approval by the board of directors where shareholders’ approval is required.

Purchase of Own Equity Shares
A company may reduce its capital in accordance with the Companies Act and the regulations issued by SEBI by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:
•
the buy-back must be authorized by the company’s Articles of Association;

•
a special resolution authorizing the buy-back must be passed in a general meeting;

•
the buy-back is limited to 25% or less of the company’s total paid up capital and free reserves based on both standalone and consolidated financial statements of the company;

•
the ratio of the aggregate of the secured and unsecured debt owed is to the paid up capital and free reserves after buy back shall:

(a) be less than or equal to 2:1, based on both standalone and consolidated financial statements of the company; or
(b) be less than or equal to 2:1 based on both standalone and consolidated financial statements of the company after excluding financial statements of all subsidiaries that are non-banking financial companies and housing finance companies regulated by Reserve Bank of India or National Housing Bank, as the case may be. Provided that buy-back of securities shall be permitted only if all such excluded subsidiaries have their ratio of aggregate of secured and unsecured debts to the paid-up capital and free reserves of not more than 6:1 on standalone basis; and
•
the buy-back is in accordance with the SEBI Buy-Back Regulations.

The first two conditions mentioned above would not be applicable if the number of equity shares bought back is less than 10% of our total paid up equity capital and free reserves based on both standalone and consolidated financial statements of our company and if such buy back is authorized by the board of directors. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it must be authorized by a special resolution of the company in general meeting. Every buy-back shall be completed within a period of one year from the date of passing of the special resolution at general meeting, or the resolution passed by the board of directors of the company, as the case may be.
Our Articles of Association permit us to buy back our equity shares.
Any equity shares which have been bought back by us must be extinguished within seven days of the expiry of the buyback period. Further, we will not be permitted to issue new securities until expiry of the buyback period, including by way of bonus, and shall not raise further capital for a period of one year from the expiry of the buyback period, except in discharge of its subsisting obligations. A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies, though any investment company or group of investment companies, or if a default is made by the company in the repayment of deposits accepted either before or after the commencement of the Companies Act, interest payment thereon, redemption of debentures or preference shares or payment of dividend to any shareholder, or repayment of any term loan or interest payable thereon to any financial institution or banking company.
ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain circumstances. See “Description of American Depositary Shares.”
There can be no assurance that the equity shares offered by an ADS investor in any buy-back of equity shares by us will be accepted by us. The position regarding regulatory approvals required for ADS holders to participate in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the share buy-back.
Rights of Minority Shareholders
The Companies Act provides mechanisms for the protection of the rights of the minority shareholder. Shareholders holding not less than one-tenth of the total voting power or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the Tribunal for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:
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that the business of the company is being conducted with intent to defraud its creditors, members or any other person or otherwise for a fraudulent or unlawful purpose, or in a manner oppressive to any of its members or that the company was formed for any fraudulent or unlawful purpose;

•
that the persons concerned in the formation of the company or the management of its affairs have in connection therewith been guilty of fraud, misfeasance or other misconduct towards the company or towards any of its members; or

•
that the members of the company have not been given all the information with respect to its affairs which they might reasonably expect, including information relating to the calculation of the commission payable to a managing or other director, or the manager, of the company.

Provisions on Squeeze Out of Minority Shareholders
Under the Companies Act, where an arrangement or contract involving a transfer of shares or any class of shares of a company to another company has been approved by holders holding not less than 90% in value of such class of shares, the transferee company has the right to give notice to any dissenting shareholder, within a specified time and in a prescribed manner, that it desires to acquire its shares.
Unless the Tribunal, upon an application made by a dissenting shareholder within a month of the aforementioned notice, orders otherwise, the transferee company has the right to acquire the shares of the dissenting shareholder on the same terms as those offered to the other shares to be transferred under the arrangement or contract.
Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90% in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within three months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the Tribunal (upon an application of either the transferee company or the shareholder) thinks fit to order.
Registration Rights Agreement
We intend to provide any of our shareholders who own more than 10% of our issued and outstanding equity shares with the opportunity to enter into a registration rights agreement with us in the form substantially set forth as an exhibit to the registration statement of which this prospectus is a part. Such shareholders who have entered into the registration rights agreement are referred to as “Registration Rights Holders” below. This registration rights agreement will grant such Registration Rights Holders certain registration rights with respect to the equity shares (but not the ADSs) owned by such Registration Rights Holders and certain of their affiliates, see “Description of Share Capital — Registration Rights Agreement.”
As of the date of this prospectus the only qualifying shareholder who owns more than 10% of our issued and outstanding equity shares is Hulst B.V. Subject to the approval of our audit committee with respect to such a related party transaction, we expect to enter into such a registration rights agreement prior to the completion of this offering. Any shareholder who owns more than 10% of our issued and outstanding equity shares prior to the expiry of the registration rights agreement may, subject to certain conditions, such as providing certain customary representations and warranties, become a Registration Rights Holder by executing a joinder or amendment to such registration rights agreement.
Demand Registration Rights
Each Registration Rights Holder will have the right to demand that we effect a registration covering the offer and sale of its equity shares. Each Registration Rights Holder is entitled to three such registrations. All Registration Rights Holders, collectively, are entitled to an aggregate total of six such registrations. We, however, are not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, in the following order of priority: (i) the registrable securities that the requesting parties propose to register; and (ii) any securities that (a) we propose to register and (b) any other security holder has requested to register. If the managing underwriter determines that less than all of the registrable securities proposed to be sold can be included in such offering, then the registrable securities that are included in such offering shall be allocated pro rata among the respective requesting parties on the basis of registrable securities sought to be registered by each requesting party.

Shelf Registration Rights
Once we are eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, our Registration Rights Holders will have the right to demand that we file a shelf registration statement covering its equity shares. We, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.
Piggyback Registration Rights
If we propose to file a registration statement for an offering of our securities, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then we must offer our Registration Rights Holders an opportunity to include all or any of their respective registerable securities in the registration. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by us or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (i) if we initiate the piggyback registration, we will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; or (ii) if any holder of our securities initiated the piggyback registration, we will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities we propose to register.
Blackout Periods
We will be entitled to one blackout period, aggregating no more than 120 days in any consecutive 12-month period. During this time we can delay the filing or effectiveness of a registration statement, if in the good faith judgment of our board of directors, (a) we would be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and (b) there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction or negotiations involving us.
Expenses of Registration
The Registration Rights Holder(s) participating in each event of registration will pay all expenses relating to any demand, shelf or piggyback registration on a pro rata basis in proportion to their equity shares or ADS being so registered, except that such Registration Rights Holder shall bear and pay all (i) transfer taxes or stamp duties, (b) applicable fees and expenses of advisors to such Registration Rights Holder and (c) other out-of-pocket expenses of such Registration Rights Holder, in each case, with respect to such Holder’s Registrable Securities only.
Book-Entry Shares and Liquidity
Our equity shares are compulsorily traded in book-entry form and are available for trading under both depository systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. As of September 30, 2021, approximately 60,481,526 equity shares representing 99.8% of our total equity capital are held in book-entry form with the depository systems. The International Securities Identification Number (ISIN) for our equity shares is INE 591G01017.
Differences in Corporate Law
The applicable Indian corporate laws differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Indian corporate laws applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights.

	India	Delaware
Number of Directors	Minimum of three directors and a maximum of 15 directors for a public company, provided that a company may appoint more than 15 directors after passing a special resolution	Under Delaware law, a corporation must have at least one director, and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors.
Removal of Directors	Under Indian law, a director of a company, other than a director appointed by the Tribunal, may be removed by an ordinary resolution, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Companies Act. The appointment, re-appointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution. Under our Articles of Association, any director who has been nominated to our board by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) if the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Vacancies on the Board of Directors	The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, (i) vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director and (ii) where the certificate of incorporation directs that a particular class of stock is to elect one or more directors, vacancies and newly created directorships may be filled by a majority of the other directors elected by such class, or a sole remaining director elected by such class.
Annual General Meeting	In the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting, the Tribunal may order a meeting to be held upon the application of any shareholder.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws. If a corporation fails to hold an annual meeting or fails to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the

	India	Delaware
annual meeting, or if no date was designated, 13 months after either the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, whichever is later, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.
General Meeting	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one tenth of the voting share capital of the company have a right to request an extraordinary general meeting.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings	A general meeting of a company may be called by giving not less than clear 21 notice either in writing or through electronic mode in the prescribed manner, provided that subject to certain conditions, a general meeting may be called after giving shorter notice if consent, in writing or by electronic mode, is accorded.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify, among others things, the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting.
Quorum
5 members personally present if the total number of members as of the date of the meeting is not more than 1,000;
15 members personally present if the total number of members as of the date of the meeting is more than 1,000 but up to 5,000; and
30 members personally present if the total number of members as of the date of the meeting exceeds 5,000.
Under Delaware law, the certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of the stockholders.
Proxy	Any member of a company entitled to attend and vote at a meeting of the company shall be entitled to appoint another person as a proxy to attend and vote at the meeting on his behalf, provided that a proxy shall not have the right to speak at such meeting and shall not be entitled to vote except on a poll.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director may not issue a proxy representing the director’s voting rights as a director.
Preemptive Rights	Under the Companies Act, issue of	Under Delaware law, stockholders have

	India	Delaware
	shares to persons other than existing shareholders requires a special resolution	no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.
Authority to Allot	The Board of Directors may allot shares to any persons other than existing shareholders if so authorized by a special resolution of the shareholders. Such shares may be issued for cash or for a consideration other than cash, if the price of such shares is determined by the valuation report of a registered valuer, subject to the compliance with applicable law	Under Delaware law, if the certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.
Liability of Directors and Officers	Directors can be held personally liable for their acts under the provisions of the Companies Act 2013 under circumstances if there is a breach of fiduciary duty or instance of fraud. Section 149(12) of the Companies Act limits the liability of independent directors and non-executive directors (not being a promoter or key managerial personnel) only to the extent of acts of omission or commission by a company, which (i) occurs with their respective knowledge, attributable through board processes, and (ii) with their consent or connivance or where the director had not acted diligently.
Under Delaware law, the certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
•
   any breach of the director’s duty of loyalty to the corporation or its stockholders;

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   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
   willful or negligent payment of unlawful dividends or stock purchases or redemptions; or

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   any transaction from which the director derives an improper personal benefit.

Voting Rights	Other than shares issued with differential voting rights, voting rights of shareholders shall be in proportion to their share of the paid — up share capital.	Under Delaware law, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Shareholder Vote on Certain Transactions	A special resolution of the shareholders of the company is required to sell, lease or otherwise dispose of the whole or substantially the whole of the undertaking of the company or where the company owns more than one	Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of (i) a merger, (ii) a consolidation, (iii) a sale, lease or exchange of all or substantially all of a

	India	Delaware
undertaking, of the whole or substantially the whole of any of such undertakings corporation’s assets or (iv) a dissolution requires:
•
   the approval of the board of directors; and

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   approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors	The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended prescribe that all listed companies are required to adopt a code of conduct for members of the board of directors and senior management of the company
The Delaware code does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed heightened scrutiny on the conduct of directors in respect of actions designed to defeat a threatened

	India	Delaware

change in control of the corporation.
In addition, under Delaware law, when the board of directors approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Stockholder Suits	Under the Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the Tribunal, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the business of the company is being conducted with intent to defraud its creditors, members or any other person or otherwise for a fraudulent or unlawful purpose, or in a manner oppressive to any of its members or that the company was formed for any fraudulent or unlawful purpose; or (b) the persons concerned in formation of the company or the management of its affairs have in connection therewith been guilty of fraud, misfeasance or other misconduct towards the company or towards any of its members; or (c) that the members of the company have not been given all the information with respect to its affairs which they might reasonably expect, including information relating to the calculation of the commission payable to a managing or other director, or the manager, of the company.
Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•
  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s stock thereafter devolved on the plaintiff by operation of law; and

•
 allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

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 state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Listing
We have applied to have our ADSs listed on NYSE under the symbol “      .”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of             equity shares, deposited with Deutsche Bank AG, Mumbai Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, New York 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, New York 10019, USA.
The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
We will not treat ADS holders as our shareholders and accordingly, you as an ADS holder, will not have shareholder rights. Indian law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “— Jurisdiction and Arbitration.”
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”
Holding the ADSs
How will you hold your ADSs?
You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.
•
Cash.    The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those

ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.
•
Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.   For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

•
Elective Distributions in Cash or Shares.   If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•
Rights to Purchase Additional Shares.   If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.
•
Other Distributions.   Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The Depositary has agreed to accept deposits of outstanding shares in accordance with applicable regulations of the Reserve Bank of India, the rules and regulations under the Foreign Exchange Management Act, 1999, as amended and the Foreign Exchange Management Act (Non Debt Instruments) Rules, 2019, as amended. The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and evidence that the shares were acquired on a stock exchange in India through a registered broker subject to the availability of headroom for such issue of ADS. See “Regulations and Restrictions on Foreign Ownership of Indian Securities — Reporting requirements, Fungibility of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds.” Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.
How do ADS holders cancel an American Depositary Share?
You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.
If you surrender ADSs and withdraw ordinary shares, you will have to take such ordinary shares in electronic dematerialized form. Transfer of such ordinary shares between non-residents and residents are freely permitted only if they comply with the pricing guidelines specified by the Reserve Bank of India, or RBI. If the ordinary shares sought to be transferred are not transferred in compliance with such pricing guidelines then prior RBI approval is required.
In addition, you will be:
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required to establish an account with an Indian affiliate of the Depositary to hold or sell shares in electronic dematerialized form and may incur customary fees and expenses in connection therewith; and

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liable for Indian stamp duty at the rate of 0.015% of the consideration value of the ADSs or shares exchanged upon the acquisition of shares from the Depositary.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.
Voting Rights
How do you vote?
You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.
Upon receipt of notice from us of any proposed shareholders meetings by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder's ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.
The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.
Compliance with Regulations
Information Requests
Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Indian law, any applicable law of the United

States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of India, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.
Disclosure of Interests
Each ADS holder and beneficial owner shall comply with our requests pursuant to Indian law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.
Fees and Expenses
As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):
Service	Fees
•
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:
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Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in India (i.e., upon deposit and withdrawal of ordinary shares).

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Expenses incurred for converting foreign currency into U.S. dollars.

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Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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Fees and expenses incurred by the depositary in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

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Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers
If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.
How may the deposit agreement be terminated?
The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination and subject to the foreign exchange laws applicable to the Company, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.
These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:
•
are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•
are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, India or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•
are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•
are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•
are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•
may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•
disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•
disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.
In the deposit agreement, we agree to indemnify the depositary under certain circumstances.
Jurisdiction and Arbitration
The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.
Jury Trial Waiver
The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.
Requirements for Depositary Actions
Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•
satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•
compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.
Your Right to Receive the Shares Underlying Your ADSs
You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:
•
when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•
when you owe money to pay fees, taxes and similar charges;

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•
for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

THE INDIAN SECURITIES MARKET
The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the SEBI and the Indian Stock Exchanges, and has not been prepared or independently verified by us or the underwriters or any of their respective affiliates or advisors.
SEBI and the Indian Stock Exchanges
The Indian Stock Exchanges are regulated primarily by the SEBI, as well as by the Government of India under the Securities Contract (Regulation) Act, 1956, as amended (the “SCRA”), and the Securities Contracts (Regulation) Rules, 1957, as amended (the “SCRR”). Further, the Securities Contracts (Regulation) (Stock Exchanges and Clearing Corporations) Regulations, 2018, as amended (the “SCR (SECC) Rules”), regulate the recognition, ownership and internal governance of stock exchanges and clearing corporations in India together with providing for minimum capitalization requirements for stock exchanges. The SCRA, SCRR, and the SCR (SECC) Rules, along with the various rules, bylaws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members.
The Securities and Exchange Board of India Act 1992, as amended (the “SEBI Act”), empowers the SEBI to, among other things, regulate the Indian securities market, including the stock exchanges, intermediaries in the capital markets and other persons associated with securities market.
The SEBI has issued guidelines concerning minimum disclosure requirements for public companies, rules and regulations concerning investor protection, insider trading, substantial acquisition of shares and takeovers of companies, buy-backs of securities, delisting of securities, employees stock option plans, stock brokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.
BSE
The BSE is one of the stock exchanges in India on which our equity shares are listed. Established in 1875, it is the oldest stock exchange in India on which our equity shares are listed. BSE Limited was corporatized and demutualized in accordance with the BSE (Corporatization and Demutualization) Scheme, 2005. BSE Limited was incorporated as a public limited company at Mumbai, under the name of “Bombay Stock Exchange Limited” under the Companies Act, 1956 on August 8, 2005. BSE Limited owns and operates the BSE.
The BSE was listed on the NSE with effect from February 3, 2017. As of March 31, 2021, there were 5,477 listed companies whose securities were trading on the BSE and the market capitalization of all the companies listed on the BSE was approximately Rs.205,000 billion. In the fiscal year ended March 31, 2021, the average daily turnover of all the companies listed on the BSE was Rs.41,970 million.
NSE
Our equity shares are also listed in India on the NSE. The NSE was established by financial institutions and banks to provide nationwide online, satellite-linked, screen-based trading facilities with market-makers and electronic clearing and settlement for securities including government securities, debentures, public sector bonds and units. The NSE was recognized as a stock exchange under the SCRA in April 1993.
As of March 31, 2021, there were 1,968 companies listed on the NSE and the market capitalization of all of the companies listed on the NSE was approximately Rs. 202,960 billion. In the fiscal year ended March 31, 2021, the average daily turnover of all the companies listed on the NSE was Rs. 618,380 million.
Listing
The listing of securities on a recognized Indian stock exchange is primarily governed by the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations 2018, as amended (the “SEBI ICDR Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “SEBI Listing Regulations”), and Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, as amended (the “SEBI Insider Trading Regulations”), and other applicable Indian laws such as the Companies Act, 2013 the SCRA, the SCRR and the SEBI Act. In accordance with the provisions of the SEBI Listing Regulations, as on date, we have entered into listing agreements with the Indian Stock Exchanges for the continuous listing of our equity shares. The SCRA empowers the governing body of each recognized stock exchange to suspend trading of or withdraw admission to dealings in a listed security for breach of or non-compliance with any conditions or breach of company’s obligations under the SEBI Listing Regulations. SEBI also has the power to amend the SEBI Listing Regulations and byelaws of the stock exchanges in India, to overrule a stock exchange’s governing body and withdraw recognition of a recognized stock exchange.
Further, the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 govern the voluntary and compulsory delisting of equity shares from the stock exchanges.
All listed companies (except public sector undertakings) are required to maintain a minimum public shareholding of 25%. Public shareholding refers to shareholding of persons other than the promoter and the promoter group of the listed company. If the public shareholding in a listed company falls below 25% at any time, such company is required to bring the public shareholding to 25% within a maximum period of 12 months from the date of such fall. Our Company is in compliance with this minimum public shareholding requirement. The equity shares representing the ADSs in the offering shall not be counted towards the percentage requirement of minimum public shareholding.
Index-Based Market-Wide Circuit Breaker System
In order to restrict abnormal price volatility in any particular stock, SEBI has instructed the stock exchanges to apply daily circuit breakers which do not allow transactions beyond a certain level of price volatility. The index-based market-wide circuit breaker system (equity and equity derivatives) applies at three stages of the index movement, i.e. at 10%, 15% and 20%. The stock exchanges on a daily basis translate the circuit breaker limits based on previous day’s closing level of the index. These circuit breakers, when triggered, bring about a coordinated trading halt in all equity and equity derivative markets nationwide. The market-wide circuit breakers are triggered by movement of either the SENSEX of the BSE or the S&P CNX Nifty of the NSE, whichever is breached earlier.
In addition to the index-based market-wide circuit breakers, individual scrip-wise circuit breakers are also in place. However, no such bands are applicable on scrips in which derivative products are available or scrips included in indices on which derivative products are available.
The stock exchanges in India can also exercise the power to suspend trading during periods of market volatility. Margin requirements are imposed by stock exchanges that are required to be paid by the stockbrokers.
Trading Hours
Trading on the Indian Stock Exchanges normally occurs from Monday through Friday, between 9:15 a.m. and 3:30 p.m. IST (excluding the 15 minutes pre-open session from 9:00 a.m. to 9:15 a.m.). The Indian Stock Exchanges are closed on public holidays. The recognized stock exchanges have been permitted to set their own trading hours (in the cash and derivatives segments) subject to the condition that (i) the trading hours are between 9.00 a.m. and 5.00 p.m.; and (ii) the stock exchange has in place a risk management system and infrastructure commensurate to the trading hours.
Trading Procedure
In order to facilitate smooth transactions, the BSE replaced its open outcry system with the BSE On-line Trading facility in 1995. This totally automated screen-based trading in securities was put into practice nation-wide. This has enhanced transparency in dealings and has assisted considerably in smoothing settlement cycles and improving efficiency in back-office work.
The NSE has introduced a fully automated trading system called National Exchange for Automated Trading (“NEAT”), which operates on strict time/price priority besides enabling efficient trade. NEAT enables a large number of members all over India to trade simultaneously.

Stock Market Indices
There are several indices of stock prices on the NSE, which include the CNX Nifty, CNX Nifty Junior, CNX Defty, CNX 500, CNX Midcap and CNX100. CNX Nifty is a diversified 50 stock index accounting for various sectors of the economy. It is used for a variety of purposes such as benchmarking fund portfolios, index based derivatives and index funds. CNX Nifty is owned and managed by India Index Services and Products Limited (IISL), which is a joint venture between the NSE and CRISIL Limited.
The two indices which are generally used in tracking the aggregate price movements on BSE are the S&P BSE Sensex and the S&P BSE 100 Index. The S&P BSE Sensex consists of listed shares of 30 large market capitalization companies. The companies are selected on the basis of market capitalization, liquidity and industry representation. The S&P BSE 100 Index (formerly the BSE National Index) contains listed shares of top 100 large market capitalization companies, including the 30 in the S&P BSE Sensex, with 1983-1984 as the base year.
Internet-Based Securities Trading and Services
Internet trading takes place through order routing systems, which route client orders to exchange trading systems for execution. Stockbrokers interested in providing this service are required to apply for permission to the relevant stock exchange and also have to comply with certain minimum conditions stipulated by SEBI.
The NSE became the first stock exchange to grant approval to its members for providing internet-based trading services. Internet trading is possible on both the “equities” as well as the “derivatives” segments of the NSE.
SEBI Listing Regulations
Public listed companies are required to comply with the SEBI Listing Regulations with respect to ongoing governance and disclosure requirements. Such requirements include disclosure and circulation of annual, half-yearly and quarterly accounts in compliance with the disclosure requirements and regulations governing their manner of presentation, requirements pertaining to constitution of the board of directors and its committees, undertaking of related party transactions and disclosure of various corporate actions and material events.
The disclosure obligations under the SEBI Listing Regulations get triggered for events such as material acquisitions or restructurings, issuance, redemption or change in terms of securities of the company, revision in ratings, outcome of the company’s board meetings, changes in the board or key managerial person, or any other information/event that is likely to affect the trading price of the company’s securities. The Company has also adopted a policy on disclosure of material events.
In terms of the SEBI Listing Regulations, the Company is required to disclose its unaudited quarterly or half yearly consolidated financial results within 45 days of the end of the quarter and annual audited consolidated financial results within 60 days of the end of the financial year.
The Company is required to give prior intimation to the stock exchanges regarding meetings of the Board of Directors for consideration of matters such as financial results, fund raising, declaration of dividend and alteration in the rights or privileges of its shareholders.
Takeover Regulations
The listed Indian companies are also governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended (the “SEBI Takeover Regulations”) which provide specific regulations in relation to substantial acquisition of shares and takeovers. Once the equity shares of a company are listed on a stock exchange in India, the provisions of the SEBI Takeover Regulations will apply to any acquisition of the company’s shares, voting rights or control. The SEBI Takeover Regulations prescribe certain thresholds or trigger points in the shareholding a person or entity has in the listed Indian company, which give rise to certain obligations on part of the acquirer. Acquisitions up to a certain threshold prescribed under the SEBI Takeover Regulations mandate specific disclosure requirements, while acquisitions crossing particular thresholds may result in the acquirer having to make an open offer of the shares of the target company.
Under the SEBI Takeover Regulations, if an acquirer individually or along with persons acting in concert with him acquires 25% or more of the company’s shares or voting rights, he is required to make an open offer to acquire at least 26% of total shares of the company. Additionally, if an acquirer individually or with along with persons acting in concert with him has acquired and holds 25% or more of the company’s shares or voting rights, further acquires 5% or more shares or voting rights in a particular financial year of the target company, he is required to make an open offer as mentioned above. The SEBI Takeover Regulations also provide for the possibility of indirect acquisitions, imposing specific obligations on the acquirer in case of such indirect acquisition.
The provisions of the SEBI Takeover Regulations relating to making of an open offer do not apply to the acquisition of ADRs so long as they are not converted into equity shares carrying voting rights.
Insider Trading Regulations
The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, as amended (the “SEBI the Insider Trading Regulations”) prohibit and penalize insider trading in India.
An insider is, among other things, prohibited from dealing in the securities of a listed company when in possession of unpublished price sensitive information (“UPSI”). Under the SEBI Insider Trading Regulations, except for legitimate purposes, performance of duties or discharge of legal obligations, no insider may communicate, provide or allow access to any UPSI to any person and no person may procure or cause the communication by any insider of such UPSI.
The SEBI Insider Trading Regulations make it compulsory for listed companies to establish an internal code of practices and procedures for fair disclosure of UPSI and to regulate, monitor and report trading by insiders. There are also initial and continuing shareholding disclosure obligations under the SEBI Insider Trading Regulations.
Under the SEBI Insider Trading Regulations, promoters, members of the promoter group, director or other designated person are required to disclose trades in the securities of the Company if the value of trade exceed monetary threshold of Rs. 10 lakh over a calendar quarter, within two days of reaching such threshold.
Depositories
The Depositories Act, 1996, as amended, provides a legal framework for the establishment of depositories to record ownership details and effect transfer in book-entry form. Further, SEBI framed the Securities and Exchange Board of India (Depositories and Participants) Regulations. 2018, as amended, in relation to the registration of such depositories, the registration of participants as well as the rights and obligations of the depositories, participants, companies and beneficial owners. The depository system has significantly improved the operation of the Indian securities markets.
Derivatives (Futures and Options)
Trading in derivatives is governed by the SCRA and the SEBI Act. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivatives exchange or a derivative segments of a stock exchange functions as a self-regulatory organization under the supervision of SEBI.

GOVERNMENT OF INDIA APPROVALS
Legal Regime
The issue of ADSs by an Indian company is primarily regulated by the Companies Act, 2013, as amended, the Companies (Issue of Global Depository Receipts) Rules, 2014, as amended, (the “Depository Receipts Rules”) the Depository Receipts Scheme, 2014 (the “DR Scheme”) and SEBI Circulars dated October 10, 2019, November 28, 2019, October 1, 2020 and December 18, 2020 on the framework for issue of Depositary Receipts (“SEBI Circulars” and together with the DR Scheme the “DR Framework”), which permit Indian companies to issue ADSs in accordance with the procedure laid down thereunder without any regulatory approvals.
Automatic Route
Foreign direct investment in our company is permitted under the automatic route and non-resident investors are permitted to hold up to 100% of our equity share capital. For the purposes of an ADS issue, current Indian regulations do not require an Indian company issuing ADSs to obtain any approval or permission from any regulatory authorities in India. See “— Legal Regime” above. By way of the Foreign Exchange Management (Non-debt Instruments) Amendment Rules, 2020 issued on April 22, 2020, the Government of India has made prior approval of the Government of India mandatory for receiving foreign investments (including the subsequent transfer of ownership), on or after April 22, 2020, from countries that share a land border with India. This requirement also applies in cases where the beneficial owner of such foreign investment (both at the time of investment and any change thereafter due to transfer of ownership) is situated in or is a resident of a country sharing a land border with India.
Pricing of an ADS Issue
Under the DR Framework, where equity shares are issued by a listed company or transferred by the existing shareholders, for the purpose of issue of depositary receipts, such depositary receipts shall be issued at a price, not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.
The DR Scheme also provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors.
Further, Clause 1(e) of Schedule IX of the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 provides that equity shares shall not be issued or transferred to a foreign depository, for the purpose of issuing depository receipts, at a price less than the price applicable to a corresponding mode of issue or transfer of such instruments to domestic investors under the applicable laws.
Regulatory Filings
The following filings are required to be made in connection with the issue of ADSs:
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reporting in the Form DRR, to be made by domestic custodian, the issue / transfer of depository receipts issued in accordance with the DR Framework within 30 days of closure of the issue;

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final document for the ADS issuance to be filed with the recognized stock exchange(s) and SEBI for record purpose;

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any public disclosures made by the listed company on international exchange(s) in compliance with the requirements of the permissible jurisdiction where the ADSs are listed or of the international exchange(s), are also filed with the recognized stock exchange as soon as reasonably possible but not later than 24 from the date of filing.; and

•
a return of allotment with the Registrar of Companies, at the time of issuance of the new equity shares, if any.

Declaration for Equity Shares Beneficially Owned
Section 89 of the Companies Act requires the holder of record of an equity share to declare details of the beneficial owner and vice versa including any changes thereof. Any person who defaults in making the said declaration is liable to pay a fine of Rs. 50,000 and in case of continuing failure, with a further penalty of Rs. 200 for each day after the first during which such failure continues, subject to a maximum of Rs. 500,000. However, the failure to comply with Section 89 would not affect the obligation of the company to register a transfer of shares or pay any dividends to the registered holder of any shares, in respect of which such a declaration has not been made.
Approvals Received by the Company
We have received in-principle approvals for the listing of the equity shares underlying the ADSs from the following Indian stock exchanges:
NSE, pursuant to letter dated November 9, 2021.
BSE, pursuant to letter dated November 8, 2021.
We are also required to apply for and obtain the final approval for listing of the equity shares underlying the ADSs on the completion of the allotment of the equity shares.

REGULATIONS AND RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
General
The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Management Act 1999, as amended from time to time (“FEMA”), read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI and in particular, the Foreign Exchange Management (Non-debt Instruments), 2019, as amended (“FEMA Rules”).
Foreign Direct Investment
Foreign direct investment (“FDI”), means investment by way of subscription and/or purchase of securities of an Indian company by a non-resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. The Department for Promotion of Industry and Internal Trade issued the FDI Policy, which with effect from October 15, 2020, consolidates and supersedes all previous press notes, press releases and clarifications on FDI issued by the Department for Promotion of Industry and Internal Trade that were in force and effect. Subject to certain conditions, under the FDI Policy, foreign direct investment in most industry sectors does not require prior approval of Government of India or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. Foreign investment of up to 100% of our share capital is currently permitted under the automatic route under the FDI Policy. The foreign investment limit in Indian companies shall include, in addition to foreign direct investments, investment by Foreign Portfolio Investors, Non-Resident Indians, and investments in Foreign Currency Convertible Bonds, American Depository Receipts, Global Depository Receipts and convertible preference shares held by foreign entities. Purchases by foreign investors of ADSs are treated as foreign direct investment in the equity issued by Indian companies for such offerings.
With a view to safeguard domestic organizations from hostile or opportunistic acquisitions in the midst of the COVID-19 pandemic, by way of the Foreign Exchange Management (Non-debt Instruments) Amendment Rules, 2020 issued on April 22, 2020, the Government of India has made prior government approval mandatory for receiving foreign investments (including the subsequent transfer of ownership), on or after April 22, 2020, from countries that share a land border with India. This requirement also applies in cases where the beneficial owner of such foreign investment (both at the time of investment and any change thereafter due to transfer of ownership) is situated in or is a resident of a country sharing a land border with India.
The Government of India has indicated that in all cases where FDI is allowed on an automatic basis without government approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment.
Eligibility for issuance of ADSs and approvals required for issuance of ADSs
Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013, as amended, the Depository Receipts Rules and the DR Framework.
Under the DR Framework the following are the eligibility related conditions for issuance of ADSs:
(i)
The issuer company must be in compliance with all requirements under the SEBI Listing Regulations;

(ii)
The issuer company’s promoters, promoter group or directors or selling shareholders should not have been debarred from accessing capital markets by SEBI;

(iii)
Any other company in which the issuer company’s promoter group, directors or selling shareholders are promoter or director should not have been debarred who from accessing capital markets by SEBI;

(iv)
The issuer company, its promoters or directors should not have been declared a willful defaulter; and

(v)
The issuer company’s promoters or directors should not have been declared a fugitive economic offender.

Further, the DR Framework states that a ‘Permissible Holder’ of ADSs means the ADS holder including its beneficial owner who (i) is not a person resident in India; and (ii) is not a non-resident Indian. The issuer company shall ensure that the agreement entered with the foreign depository, for the purpose of issue of ADSs, provides that the ‘Permissible Holder’, including its beneficial owner(s), shall ensure compliance with holding limits prescribed under the DR framework. Under the DR Framework, depository receipts can be issued only on the basis of underlying ‘Permissible Securities’ which are defined as equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange in India.
The DR Framework provides that an Indian company may issue ADSs to a person resident outside India through a depositary without obtaining any prior approval of the Ministry of Finance or the RBI, except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI.
Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. We intend to apply for approval in-principle from the relevant Indian stock exchanges for listing of the equity shares underlying the ADSs.
The DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors. In terms of the SEBI Circulars, in case of a simultaneous listing of permissible securities on stock exchange(s) in India pursuant to a public offer/ preferential allotment/ qualified institutions placement, and depositary receipts on the international exchange, the price of issue or transfer of permissible securities, for the purpose of issuing depositary receipts by a foreign depository, shall not be less than the price finalized for the domestic investors under the applicable laws. Where permissible securities are issued by a listed company or transferred by the existing holders, for the purpose of issuing depositary receipts by a foreign depository, such permissible securities shall be issued at a price, not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.
In terms of the DR Scheme, the foreign depository is entitled to exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares shall have the same obligations as if it is the holder of the equity shares if it has the right to issue voting instruction. However, in accordance with the SEBI Circulars, the voting rights on permissible securities, if any, can be exercised by the holder of depository receipts through the foreign depository pursuant only to voting instruction from such holder of depository receipts.
In relation to listed companies, the DR Framework requires Indian depositories to develop a system to monitor the foreign holding, including that held by way of depository receipts, in line with the limits prescribed under the Foreign Exchange Management Act, 1999 and applicable SEBI regulations, and disseminate the information regarding outstanding depository receipts and available limits for conversion. The Indian depositories are required to make necessary arrangements with the domestic custodian and/or a foreign depository. The SEBI Circulars include broad operational guidelines for this purpose.
Reporting requirements, Fungibility of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds
An Indian company issuing ADSs must comply with certain reporting requirements specified by the Reserve Bank of India (“RBI”). Under Indian law, ADSs issued by Indian companies to non-residents have free transferability outside of India. Under the DR Framework, a non-resident ADS holder may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. In the case of a redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor or transfer in the books of account of the issuing company in the name of the non-resident.
Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 25% of our total equity, or when such holding is or exceeds 25% of the total equity and thereafter such investor acquires additional 5.0% equity within any financial year, such investor may be required to make a public offer to the remaining shareholders under the SEBI Takeover Regulations. ADS holders seeking to sell in India any equity shares withdrawn upon surrender of ADSs, convert the Indian Rupee proceeds from such sale into a foreign currency or repatriate such foreign currency shall be required to comply with the relevant provisions of the FEMA Rules. Under current Indian regulations, an ADS holder who surrenders ADSs and withdraws equity shares may deposit those equity shares again in the depositary facility in exchange for ADSs.
A person resident outside India is permitted to purchase, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:
•
the shares of the Indian company are purchased on a recognized stock exchange in India;

•
the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•
the Indian company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADSs; and

•
compliance with the provisions of the DR Framework and the guidelines issued thereunder.

However, the deposit of equity shares may be subject to securities law restrictions and the restriction that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. An Indian company is required to appoint one of the Indian depositories as the designated depository for the purpose of monitoring the limits for such conversion (i.e. the headroom) and the ability of an investor to convert equity shares into ADS will depend on the availability of the headroom. Under applicable law, the available headroom is calculated as the total number of ADS issued in accordance with the authorization granted by way of resolutions by the board of directors and shareholders of the company, through this offering and any subsequent offering, minus the sum of (i) the number of equity shares represented by ADS outstanding as of the relevant date and (ii) the number of unutilized re-issuance of ADSs permitted by the Custodian. These restrictions increase the risk that the market price of our ADSs will be below that of the equity shares and may prevent holders of our equity shares from depositing their equity shares with the Depositary in exchange for ADS if the required headroom is not available.
Investment by Foreign Portfolio Investors
A Foreign Portfolio Investor (“FPI”) means a person registered in accordance with the provisions of the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, as amended (“FPI Regulations”). Investments by FPIs is governed by the FPI Regulations, as well as the FEMA Rules from an Indian exchange control perspective. FPIs are required to be registered with the designated Depositary participant on behalf of SEBI subject to compliance with the ‘Know Your Customer’ norms. FPIs can invest only in the permitted securities specified under the FPI Regulations and the FEMA Rules.
In terms of the FPI Regulations, the issue of equity shares to a single FPI or an investor group (which means the multiple entities having common ownership, directly or indirectly, of more than 50 percent. or common control) must be below 10 percent. of the total paid-up equity share capital of a company. Further, in terms of the FEMA Rules, the total holding by each FPI, including its investor group, shall be below 10 percent. of the total paid-up equity share capital of a company. In case the total holding of an FPI, including its investor group, increases (i) beyond 10 percent. of the total paid-up equity capital of a company, on a fully diluted basis; or (ii) 10 percent. or more of the paid-up value of any series of debentures or preference shares or share warrants issued that may be issued by the company, the total investment made by the FPI will be re-classified as FDI subject to the conditions as specified by the SEBI and the RBI in this regard and the company and the investor will be required to comply with applicable reporting requirements.
Effective April 1, 2020, the aggregate limit for investment by FPIs is the sectoral caps applicable to the Indian company as set out under the FDI route. Prior to March 31, 2020, companies were provided the option of setting a lower aggregate limit of 24% or 49% or 74% as deemed fit, instead of the sectoral caps, with the approval of its board of directors and shareholders (through a special resolution). If a company has decreased its aggregate limit to 24% or 49% or 74%, it may subsequently increase such aggregate limit to 49% or 74% or the sectoral cap or statutory ceiling, respectively as deemed fit, with the approval of its board of directors and shareholders (through a special resolution). Once the aggregate limit has been increased to a higher threshold, the Indian company cannot reduce the same to a lower threshold. As on date, the limit for investment by FPIs in our Company is 100%.
Transfer/Acquisition of Shares by a Person Resident Outside India
A person resident outside India holding equity instruments of an Indian company or units in accordance with the FEMA Rules may transfer such equity instrument or units in compliance with the applicable conditions prescribed under the FEMA Rules. A person resident outside India (not being a non-resident Indian or an overseas citizen of India or an erstwhile overseas corporate body) may transfer by way of sale or gift the equity instruments of an Indian company or units held by him to any person resident outside India.
Transfers of shares or convertible debentures of the company, by way of sale or gift, between two non-residents are not subject to RBI approvals or pricing restrictions. However, for sectors in which foreign direct investment requires prior Government approval (foreign direct investment in the information technology sector does not require prior Government approval), approval from the Government of India will be required for a transfer between two non-residents.
A non-resident cannot acquire shares of a listed company on a stock exchange unless such non-resident is (a) registered as a FPI with the SEBI; or (b) a person resident outside India who is a citizen of India (“NRIs”); or (c) a person resident outside India who is registered as an overseas citizen of India cardholder under the Citizenship Act, 1955 (“OCIs”) or (d) is a person resident outside India investing under the foreign direct investment route (“FDI”), subject to the condition that such FDI investor has already acquired and continues to hold the control of the listed company in accordance with SEBI Takeover Regulations and subject to the applicable provisions of the FEMA Rules and such other conditions as prescribed by RBI.

EQUITY SHARES AND ADSS ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market in the United States for our equity shares or the ADSs, and we cannot assure you that there will be an active public market for our ADSs following this offering. We cannot predict what effect sales of ADSs in the public market or the availability of ADSs for sale will have on the market price of our ADSs. Future sales of substantial amounts of our ADSs in the public market, including equity shares issued upon exercise of options, or the perception that such sales may occur, however, could adversely affect the market price of our ADSs and also could adversely affect our future ability to raise capital through the sale of ADSs or other equity-related securities at times and prices we believe appropriate.
Upon completion of this offering, based on           ADSs outstanding as of                 , 2021,                 ADSs representing                 equity shares, or           ADSs representing                 equity shares if the underwriters exercise their option to purchase additional ADSs in full, will be outstanding. All of the ADSs expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ADSs held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ADSs will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.
As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ADSs, the ADSs that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:
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      ADSs or equity shares, as applicable, will be eligible for sale on the date of this prospectus; and

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      ADSs or equity shares, as applicable, will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 90 days after completion of this offering in respect of Hulst B.V. and 180 days after the completion of this offering in respect of certain officers and directors of the Company.

Rule 144
In general, a person who has beneficially owned our equity shares or ADSs that are restricted securities for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our equity shares or ADSs that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
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1.0% of the number of our equity shares then outstanding, in the form of ADSs or otherwise, which will equal approximately                 equity shares immediately after completion of this offering based on the number of equity shares outstanding as of                 , 2021 or

•
the average weekly trading volume of our ADSs on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchases equity shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.
Lock-up Agreements
We, our directors and officers and certain of our shareholders, have agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any ADSs, equity shares or securities convertible into or exchangeable or exercisable for ADSs or equity shares, for 90 days, in the case of we and Hulst B.V., or 180 days, in the case of our directors and officers, after the date of this prospectus without first obtaining the written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, on behalf of the underwriters. These agreements are described below under the section captioned “Underwriters.”
Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, have advised us that they have no present intent or arrangement to release any ADSs, equity shares or other securities subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any ADSs, equity shares or other securities subject to a lock-up, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of ADSs, equity shares or other securities requested to be released, reasons for the request, the possible impact on the market for ADSs and whether the holder of our equity shares requesting the release is an officer, director or other affiliate of ours.
Share Options
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any equity shares issued or reserved for issuance under our share plans. We expect to file the registration statement covering these equity shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the equity shares, to the provisions of the lock-up agreements described above.

TAXATION
The following summary of the material India and U.S. federal income tax consequences of an investment in our ADSs or equity shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or equity shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than India and the United States.
India Taxation
The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on surrender of ADSs for equity shares (conversion). The summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (“Indian Income Tax Act”) and the Depositary Receipt Scheme, 2014 promulgated by the Government of India (the “Depositary Receipt Scheme”) (together, the “Section 115AC Regime”). Further, it only addresses the tax consequences for persons who are non-residents, as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital assets as per the Indian Income Tax Act, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of dividends and capital gain is earned.
EACH INVESTOR IS ADVISED TO CONSULT HIS/HER/ITS TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO HIS/HER/ITS INVESTMENT IN THE ADSs.
The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.
This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of acquisition, ownership and sale of ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable, and, in particular, the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be modified or amended by future amendments to the Indian Income Tax Act.
Taxation of Distributions
Prior to April 1, 2020, Indian companies distributing dividends were subject to a dividend distribution tax on the amount of any dividends distributed. The Finance Act 2020 amended Section 115-O of the Indian Income Tax Act such that Indian companies are no longer required to pay dividend distribution tax on dividends declared, distributed or paid (whichever is earlier) after March 31, 2020. Consequently, such dividends received on our shares are no longer tax-exempt to the recipients under Section 10(34) of the Indian Income Tax Act (other than those where tax under section 115-O has been already paid). The Indian companies w.e.f. April 1, 2020 in respect of dividends declared, distributed or paid (whichever is earlier) after March 31, 2020 are under an obligation to withhold Indian income-tax under Section 195 or 196C of the Indian Income Tax Act at prescribed rates in the Indian Income Tax Act or the relevant Double Taxation Avoidance Agreement (DTAA) between India and recipient’s country of tax residence.
Section 115AC of the Indian Income Tax Act provides that if total income of a non-resident includes income by way of dividends on ADRs, then the same shall be taxable at the rate of 10% plus applicable surcharge and cess. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs, dividends distributed to ADS holders in respect of the ADSs are taxable in the hands of holders at 10% plus applicable surcharge and cess. Distribution of dividends to the holders of equity shares following conversions of ADRs into shares are taxable in the hands of the holders at 20% plus applicable surcharge and cess or lower tax rate mentioned in the relevant DTAA subject to holder furnishing prescribed documentation to the company making the distribution. Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares for the purposes of this section made with respect to ADSs or equity shares should not be subject to Indian tax provided that there is no disproportionate or non-uniform allotment.
Taxation of Capital Gain in Relation to ADSs
The taxation of capital gain in the hands of the non-resident investor in the time of ADSs and after conversion of ADSs into equity shares is set forth below:
Transfer of ADSs between non-residents
Income by way of long-term capital gain arising from the transfer of ADSs is covered under Section 115AC of the Indian Income Tax Act. However, pursuant to a specific exemption under Section 47(viia) of the Indian Income Tax Act, this is not considered a “transfer” where the transfer is from one non-resident to another non-resident and therefore is not liable to capital gain tax in India.
Conversion of ADSs into Equity Shares
The receipt of equity shares by a non-resident upon conversion of ADSs should constitute a taxable event for Indian income tax purposes and will be treated as transfer under the provisions of the Indian Income Tax Act thereby making the gains subject to capital gain tax @ 10% plus applicable surcharge and cess if the gains characterize as long-term capital gain.
Sale of Equity Shares Received Upon Conversion of ADSs
The Finance Act, 2018 has withdrawn the exemption granted to gains arising on account of transfer of a long-term capital asset being an equity share listed on a recognized stock exchange. To tax such gains, new section 112A has been inserted under the Indian Income Tax Act to tax long-term capital gain i.e. where shares are sold on a stock exchange after holding for more than 12 months. For the purpose of computing the period of holding of such equity share, provisions of explanation 1(he) to section 2(42A) provides that the period of holding shall be from the date the on which request for redemption of ADRs is made. Tax applicable is 10% plus applicable surcharge and cess on gains exceeding Rs. 100,000.
If, on the other hand, equity shares received upon conversion of ADSs and the period of holding is below 12 months from the date of request for redemption, and the sale is through a recognized stock exchange and STT is paid in respect of such sale, then the gains realized are considered short-term capital gain. Such gains are taxable at the rate of 15%, plus the applicable surcharge and cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act.
In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, both the buyer and the seller are required to pay STT on the basis of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares. The seller of the shares is required to pay applicable STT of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares, as would be the case with our equity shares.
For the purpose of computing capital gain tax on the sale of the equity shares, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the BSE or the NSE as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs. A non-resident holder’s holding period (for the purpose of determining the applicable Indian capital gain tax) in respect of equity shares received in exchange for ADSs commences on the date on which a request for redemption of the ADSs was made by the relevant Depositary to its custodian.
The provision of the Double Taxation Avoidance Agreement (the “DTAA”) entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. The India-United States income tax treaty does not limit India’s ability to tax capital gain. However, section 90(2A) has made the beneficial provision clause provided under section 90(2) subject to the provisions of General Anti-Avoidance Rules under Chapter X-A.
Tax on Buy-back of Shares
The Finance Act (No. 2), 2019 has proposed to amend section 115QA of the Act. The effect of this amendment would mean that a company listed on the stock exchange would have to pay the additional income tax of 20% (plus applicable surcharge and cess) on distributed income on the buyback of shares. Distributed income has been defined under the Act as the difference between the money received by the shareholder on buyback and the issue price of the shares which the company would have received at the time of issuance of the shares.
Tax Deduction at Source and Return of Income
Tax on dividends, long-term and short-term capital gain, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act. However, as per the provisions of Section 195 of the Indian Income Tax Act, any income other than income from salaries or other specific sections provided for the purpose of withholding tax shall be as per the Indian Income Tax Act or the provisions of the DTAA subject to Chapter X-A of the Act, (whichever is more beneficial to the assessee), unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India as per section 90(4) of the Indian Income Tax Act, and such other documents as may be prescribed as per the provision of section 90(5) of the Indian Income Tax Act, to get the benefit of the applicable DTAA. The withholding tax rates are subject to the recipients of income furnishing details, as may be prescribed, to the payer. Failure to provide such details will result in the applicable withholding tax rate being the higher of the rates in force or 20%, in accordance with section 206AA of the Indian Income Tax Act.
As per the provisions of Section 115A, if a non-resident has income from dividends, interest, royalty or fees for technical services only during the year and tax has been deducted on the same and the rate of tax deduction is not less than the rate specified in section 115A, then the non-resident is not required to file the return of income in India.
Capital Losses
Neither Section 115AC nor the Depositary Receipt Scheme deals with capital losses arising on a transfer of equity shares in India. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gain on transfer of another capital asset. Furthermore, a long-term capital loss can be set off only against a long-term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined by the assessing authority and may be set off against the capital gain assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the customary assessment procedures.
Stamp Duty
There is no stamp duty on the sale or transfer of ADSs outside India.
Generally, the transfer of equity shares in physical form would be subject to Indian stamp duty at the applicable rate of the market value of the equity shares on the trade date, and such stamp duty customarily is borne by the transferee, i.e., the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the depositary in exchange for ADSs representing such equity shares will not render an investor liable for Indian stamp duty. We will be required to pay stamp duty at the applicable rate on the share certificate. Our equity shares are compulsorily deliverable in dematerialized form and stamp duty will be payable at the rate of 0.015% of the consideration value of the equity shares exchanged.

Other Taxes
At present, there is no wealth tax, gift tax or inheritance tax which may apply to the ADSs or the underlying shares.
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or equity shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or equity shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
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banks and other financial institutions;

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insurance companies;

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pension plans;

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cooperatives;

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regulated investment companies;

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real estate investment trusts;

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broker-dealers;

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traders that elect to use a mark-to-market method of accounting;

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certain former U.S. citizens or long-term residents;

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tax-exempt entities (including private foundations);

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holders who acquire their ADSs or equity shares pursuant to any employee share option or otherwise as compensation;

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investors that will hold their ADSs or equity shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

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investors that have a functional currency other than the US Dollars;

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persons that actually or constructively own ADSs or equity shares representing 10% or more of our stock (by vote or value); or

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partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or equity shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or equity shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or equity shares that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

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an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or equity shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or equity shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or equity shares.
For U.S. federal income tax purposes, it is generally expected that a U.S. ADS holder will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of equity shares for ADSs will generally not be subject to U.S. federal income tax.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
The discussion below under “— Distributions” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or equity shares, the PFIC rules discussed below under “— Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.
Distributions
Any cash distributions (including the amount of any Indian tax withheld) made on our ADSs or equity shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of equity shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or equity shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or equity shares on which the dividends are paid are readily tradeable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our equity shares), which we intend to apply to list on the NYSE, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.
Dividends paid on our ADSs or equity shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations (including holding period requirements), to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or equity shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or equity shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or equity shares. Any capital gain or loss will be long-term if the ADSs or equity shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. As a result of the U.S. foreign tax credit limitation, any Indian income tax imposed upon capital gain in respect of ADSs or equity shares (as discussed under “India Taxation — Taxation of Capital Gain in Relation to ADSs”) may not be currently creditable unless a U.S. Holder has other foreign-source income for the year in the appropriate U.S. foreign tax credit limitation basket. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or equity shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Rules
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or equity shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the

U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or equity shares), and (ii) any gain realized on the sale or other disposition of ADSs or equity shares. Under the PFIC rules:
•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or equity shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or equity shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our equity shares, will be treated as marketable stock upon their listing on the NYSE, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.
Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If we are a PFIC for any taxable year that a U.S. Holder holds our ADSs or equity shares, we will continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.
If a U.S. Holder owns our ADSs or equity shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or equity shares if we are or become a PFIC.

UNDERWRITERS
The ADSs described in this prospectus are being offered on behalf of the selling shareholders through a number of underwriters. Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters and the selling shareholders. Subject to the terms and conditions of the underwriting agreement, the ADSs are to be sold pursuant to this Prospectus on behalf of the selling shareholders to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:
Name	Number of ADSs
Citigroup Global Markets Inc
J.P. Morgan Securities LLC
Barclays Capital Inc.
BofA Securities, Inc.
Evercore Group L.L.C.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC
Needham & Company, LLC
William Blair & Company, L.L.C.
Total
The underwriters are committed to purchase all the ADSs offered by the selling shareholders if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial offering of the ADSs to the public, if all of the ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ADSs made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to           additional ADSs from our selling shareholders to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.
The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to the selling shareholders per ADS. The underwriting fee is $      per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.
	Without option to purchase additional ADSs exercise	With full option to purchase additional ADSs exercise
Per ADS	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      . The selling shareholders are responsible for the expenses of the offering.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any equity shares, ADSs or securities convertible into or exercisable or exchangeable for any equity shares, ADSs, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any equity shares, ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of equity shares, ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC for a period of 90 days, in the case of we and Hulst B.V., or 180 days, in the case of our directors and officers, after the date of this prospectus, other than the ADSs to be sold in this offering.
Our directors and executive officers, and Hulst B.V. (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 90 days, in the case of we and Hulst B.V., or 180 days, in the case of our directors and officers, after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any equity shares, ADSs or any securities convertible into or exercisable or exchangeable for our equity shares (including, without limitation, equity shares, ADSs or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the equity shares, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
We will apply to have our common stock approved for listing/quotation on NYSE under the symbol “      .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling equity shares or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the equity shares while this offering is in progress. These stabilizing transactions may include making short sales of equity shares, which involves the sale by the underwriters of a greater number of equity shares or ADSs than they are required to purchase in this offering, and purchasing equity shares or ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional equity shares or ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional equity shares or ADSs, in whole or in part, or by purchasing equity shares or ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase equity shares or ADSs through the option to purchase additional equity shares or ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the equity shares or ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase equity shares or ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those equity shares or ADSs as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the equity shares or ADSs or preventing or retarding a decline in the market price of the equity shares or ADSs, and, as a result, the price of the equity shares or ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our equity shares or ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our equity shares or ADSs, or that the shares will trade in the public market at or above the initial public offering price.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no equity shares or ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the equity shares or ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the equity shares or ADSs may be offered to the public in that Relevant State at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the equity shares or ADSs shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the equity shares or ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any equity shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any equity shares or ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
This prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are outside the United Kingdom or if in the United Kingdom who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, the “Order” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Canada
The equity shares or ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the equity shares or ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the equity shares or ADSs. The equity shares or ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or “FinSA” and no application has or will be made to admit the equity shares or ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the equity shares or ADSs constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the equity shares or ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the “Corporations Act”;

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or “ASIC,” as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act;

•
and may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or “Exempt Investors.”

The equity shares or ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the equity shares or ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any equity shares or ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the equity shares or ADSs, you represent and warrant to us that you are an Exempt Investor.
As any offer of equity shares or ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the equity shares or ADSs you undertake to us that you will not, for a period of 12 months from the date of issue or sale of the equity shares or ADSs, offer, transfer, assign or otherwise alienate those equity shares or ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Hong Kong
The equity shares or ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the “SFO,” of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the “CO,” or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the equity shares or ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to equity shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Japan
The equity shares or ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the equity shares or ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of equity shares or ADSs may not be circulated or distributed, nor may the equity shares or ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Sections 275 and 276 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Notice to Prospective Investors in India
This prospectus has not been and will not be registered as a prospectus with any registrar of companies in India. This prospectus has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This prospectus and this offering of equity shares or ADSs are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 2013, as amended, our equity shares or ADSs have not been, and will not be, offered or sold to the public or any member of the public in India. This prospectus is strictly personal to the recipient and neither this prospectus nor the offering of our equity shares or ADSs is calculated to result, directly or indirectly, in our equity shares or ADSs becoming available for subscription or purchase by persons other than those receiving the invitation or offer. Each investor is deemed to have acknowledged, represented and agreed that it is eligible to invest in us and our equity shares or ADSs under applicable laws, rules and regulations in

India, without the requirement to obtain any prior approval, and that it is not prohibited or prevented under any law, rule or regulation in India from acquiring, owning or selling our equity shares or ADSs.
Notice to Prospective Investors in China
This prospectus will not be circulated or distributed in the People’s Republic of China, or the “PRC,” and the equity shares or ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to Prospective Investors in Korea
The equity shares or ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the “FSCMA,” and the equity shares have been and will be offered in Korea as a private placement under the FSCMA. None of the equity shares or ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the “FETL.” The equity shares or ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the equity shares or ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the equity shares or ADSs. By the purchase of the equity shares or ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the equity shares or ADSs pursuant to the applicable laws and regulations of Korea.
Notice to Prospective Investors in the Dubai International Financial Centre, or “DIFC”
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in the United Arab Emirates (excluding the DIFC and the Abu Dhabi Global Market, or “ADGM”)
This prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. If you are in any doubt about the contents of this prospectus, you should consult an authorized financial adviser. By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by or filed with the UAE Central Bank, the UAE Securities and Commodities Authority, or the “SCA,” or any other authorities in the UAE (outside of the financial free zones established pursuant to UAE Federal Law No. 8 of 2004), nor have the underwriters received authorization or licensing from the UAE Central Bank, SCA or any other authorities in the UAE to market or sell securities or other investments within the UAE. No marketing of any financial products or services has been or will be made from within the UAE other than in compliance with the laws of the UAE and no subscription to any securities or other investments may or will be consummated within the UAE. It should not be assumed that any of the underwriters is a licensed broker, dealer or investment adviser under the laws applicable in the UAE, or that any of them advise individuals resident in the UAE as to the appropriateness of investing in or purchasing or selling securities or other financial products. The equity shares or ADSs are not intended for circulation or distribution in or into the UAE, other than to persons who are “Qualified Investors” within the meaning of the SCA’s Board of Directors Decision No. 3 of 2017 Concerning the Organization of Promotion and Introduction to whom the materials may lawfully be communicated. This does not constitute a public offer of securities in the UAE in accordance with the SCA Chairman of the Board Resolution No. 11/R.M of 2016 on the Regulations for Issuing and Offering Shares of Public Joint Stock, or otherwise.
Nothing contained in this prospectus is intended to constitute investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Any person considering acquiring securities should consult with an appropriate professional for specific advice rendered based on their respective situation.
Notice to Prospective Investors in the ADGM
The Financial Services Regulatory Authority, or “FSRA,” of the Abu Dhabi Global Market accepts no responsibility for reviewing or verifying this prospectus. Accordingly, the FSRA has not approved this prospectus nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it. The equity shares or ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the equity shares or ADSs should conduct their own due diligence on the equity shares or ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

EXPENSES OF THE OFFERING
We estimate that the expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Amount
US$
SEC registration fee
FINRA filing fee
Stock Exchange listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total
All amounts in the table are estimates except the SEC registration fee, the FINRA filing fee and the listing fee. The selling shareholders shall be paying all expenses of this offering.

LEGAL MATTERS
We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the equity shares offered in this offering and certain legal matters as to Indian law will be passed upon for us by Khaitan & Co and for the underwriters by Shardul Amarchand Mangaldas & Co. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Khaitan & Co with respect to matters governed by Indian law. Latham & Watkins LLP may rely upon Shardul Amarchand Mangaldas & Co with respect to matters governed by Indian law.
EXPERTS
The consolidated financial statements of Coforge Limited (formerly NIIT Technologies Limited) at March 31, 2021 and 2020, and April 1, 2019, and for each of the two years in the period ended March 31, 2021, appearing in this Prospectus and Registration Statement have been audited by S. R. Batliboi & Associates LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
We are a limited liability company incorporated in India. The majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against such persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. securities laws. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.
In addition to and irrespective of jurisdictional issues, Indian courts will not enforce a provision of the U.S. federal securities laws that is either penal in nature or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Indian courts. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under Indian law or enforceable in an Indian court, if they are considered to be contrary to Indian public policy. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Indian courts to be penal in nature and therefore unenforceable in India. Further, no claim may be brought in India against us or our directors and officers, as well as the experts named herein, in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Indian law and do not have force of law in India.
Section 44A of the Indian Code of Civil Procedure, 1908, as amended (the “Civil Procedure Code”), provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Procedure Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:
•
where the judgment has not been pronounced by a court of competent jurisdiction;

•
where the judgment has not been given on the merits of the case;

•
where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•
where the proceedings in which the judgment was obtained were opposed to natural justice;

•
where the judgment has been obtained by fraud; or

•
where the judgment sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Procedure Code is applicable only to decrees or judgments under which a sum of money is payable not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with public policy or practice in India.
If a judgment of a foreign court is not enforceable under Section 44A of the Civil Procedure Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Procedure Code, and not by proceedings in execution. The United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the United States may be enforced only by filing a fresh suit on the basis of the judgment and not by proceedings in execution.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is difficult to predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay.
It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it views the amount of damages awarded as excessive or inconsistent with public policy of India or Indian practice or if the judgments are in breach of or contrary to Indian law and practice. Further, any judgment or award denominated in a foreign currency would be converted into Indian Rupees on the date of such judgment or award and not on the date of payment which could also increase risks relating to foreign exchange. A party seeking to enforce a foreign judgment in India is required to obtain a prior approval from the RBI to repatriate any amount recovered. Any such amount may be subject to income tax pursuant to execution of such a judgment in accordance with applicable laws. We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

COFORGE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Coforge Limited (formerly NIIT Technologies Limited)
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Coforge Limited (the Company) as of March 31, 2021 and 2020, and April 1, 2019, the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2021 and 2020, and April 1, 2019, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.
Changes in basis for accounting
As discussed in Note B (i) to the consolidated financial statements, during the year ended March 31, 2021 the Company changed its basis of accounting from Indian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ S. R. Batliboi & Associates LLP
We have served as the Company’s auditor since 2017.
Gurugram, India
03 September 2021

Coforge Limited (formerly NIIT Technologies Limited)
Consolidated statement of financial position as at 31 March 2021 and
2020
(All amounts in Mn unless otherwise stated)
Particulars	Notes	As at 31 March 2021	As at 31 March 2021	As at 31 March 2020	As at 1 April 2019
		(In USD) Refer note 2(b)	(In INR)	(In INR)	(In INR)
ASSETS
Non-current assets
Property, plant and equipment	3(a)	49	3,601	3,758	3,944
Right-of-use assets	3(b)	12	917	1,050	1,254
Goodwill	3(c)	59	4,407	4,211	2,504
Other intangible assets	3(c)	20	1,514	1,919	1,560
Deferred tax assets (net of liabilities)	4(c)	20	1,447	1,215	1,054
Trade receivables	6(a)	21	1,584	383	50
Income tax assets (net of provisions)	4(b)	5	358	411	203
Non current financial assets	6(b)	3	245	267	238
Other non-current assets	5	4	254	140	77
Total non-current assets		193	14,327	13,354	10,884
Current assets
Trade receivables	6(a)	145	10,683	9,741	6,503
Contract assets	7	8	629	1,072	623
Cash and cash equivalents	6(c)	108	7,999	8,195	5,079
Other current financial assets	6(b)	7	547	1,155	4,448
Other current assets	5	15	1,079	936	1,136
Total current assets		283	20,937	21,099	17,789
Assets classified as held for sale	28	—	—	—	1,144
TOTAL ASSETS		476	35,264	34,453	29,817
Equity
Issued Capital	11	8	606	625	618
Reserves and surplus	12	328	24,314	23,513	20,092
Equity attributable to owners of Coforge Limited		336	24,920	24,138	20,710
Non-controlling interests	13	—	—	—	75
Total equity		336	24,920	24,138	20,785
LIABILITIES
Non-Current Liabilities
Borrowings	6(d)	—	3	45	99
Trade payables	6(e)	4	325	206	—
Lease liabilities	3(b)	8	548	661	901
Deferred tax liabilities (net of assets)	4(c)	2	166	279	313
Other financial liabilities	6(f)	—	—	589	538
Employee benefit obligations	8	9	696	593	669
The accompanying notes are an integral part of the financial statements

Coforge Limited (formerly NIIT Technologies Limited)
Consolidated statement of financial position as at 31 March 2021 and
2020 (continued)
(All amounts in Mn unless otherwise stated)
Particulars	Notes	As at 31 March 2021	As at 31 March 2021	As at 31 March 2020	As at 1 April 2019
		(In USD) Refer note 2(b)	(In INR)	(In INR)	(In INR)
Provisions	9	—	—	—	56
Other non-current liabilities	10	3	181	—	12
Total non- current liabilities		26	1,919	2,373	2,588
Current liabilities
Borrowings	6(d)	—	7	302	34
Trade payables	6(e)	46	3,398	2,634	1,647
Lease liabilities	3(b)	4	268	317	280
Other financial liabilities	6(f)	33	2,435	3,053	2,674
Employee benefit obligations	8	3	222	239	152
Provisions	9	—	3	90	182
Other current liabilities	10	28	2,092	1,307	1,142
Total current liabilities		114	8,425	7,942	6,111
Total Liabilities		140	10,344	10,315	8,699
Liabilities directly associated with the assets classified as held for sale	28	—	—	—	333
TOTAL LIABILITIES		140	10,344	10,315	9,032
TOTAL EQUITY AND LIABILITIES		476	35,264	34,453	29,817

The accompanying notes are an integral part of the financial statements

Coforge Limited (formerly NIIT Technologies Limited)
Consolidated Statement of Profit and Loss and other comprehensive income for the Year ended 31 March 2021 and 2020
(All amounts in Mn unless otherwise stated)
Particulars	Note	Year ended 31 March 2021	Year ended 31 March 2021	Year ended 31 March 2020
		(In USD) Refer note 2(b)	(In INR)	(In INR)
Revenue from operations	14	629	46,628	41,839
Other income	15	4	326	734
Total income		633	46,954	42,573
Expenses
Cost of hardware and third-party software		48	3,595	1,908
Sub-contracting / technical fees		52	3,845	2,893
Employee benefits expense	16	380	28,158	25,298
Depreciation and amortisation expense	17	25	1,836	1,770
Other expenses	18	46	3,415	4,595
Finance cost	19	2	143	155
Total expenses		553	40,992	36,619
Profit before income taxes		80	5,962	5,954
Income tax expense:	4(a)	17	1,302	1,278
Profit for the year		63	4,660	4,676
Other comprehensive income/(loss)
Items to be reclassified to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		5	369	(473)
Exchange differences on translation of foreign operations		3	285	452
Income tax relating to items that will be reclassified to profit or loss		(1)	(95)	120
Items not to be reclassified to profit or loss
Remeasurement of post – employment benefit obligations (expenses) / income		—	(12)	3
Income tax relating to items that will not be reclassified to profit or loss		—	3	(1)
Other comprehensive income for the year, net of tax		7	550	101
Total comprehensive income for the year		70	5,210	4,777
Profit is attributable to:
Owners of Coforge Limited		62	4,556	4,440
Non-controlling interests		1	104	236
		63	4,660	4,676
Other comprehensive income is attributable to:
Owners of Coforge Limited		7	550	101
Non-controlling interests		—	—	—
		7	550	101
Total comprehensive income is attributable to:
Owners of Coforge Limited		69	5,106	4,541
Non-controlling interests		1	104	236
		70	5,210	4,777
Earnings per equity share (of Rs 10 each) attributable to owners of Coforge Limited
Basic earnings per share	30	1.01	74.68	71.39
Diluted earnings per share	30	0.99	73.29	70.97
The accompanying notes are an integral part of the financial statements

Coforge Limited (formerly NIIT Technologies Limited)
Consolidated Statement of Changes in Equity for the year ended 31 March 2021 and 2020
(All amounts in Rs Mn unless otherwise stated)
Description	Equity Shares		Reserves and Surplus							Foreign Currency Translation Reserve	Total Reserves and Surplus	Non- controlling interest	Total
	Equity Shares (Numbers)	Equity Share Capital	Capital Reserve	Capital Redemption Reserve	Securities Premium	Employee stock option	General Reserves	Retained Earnings	Cash Flow Hedging Reserve
Balance at 1 April 2019	61,783,874	618	11	17	614	180	2,306	16,808	156	—	20,092	75	20,167
Profit for the year	—	—	—	—	—	—	—	4,440	—	—	4,440	236	4,676
Other Comprehensive Income	—	—	—	—	—	—	—	2	(353)	511	160	—	160
Total Comprehensive Income for the year	—	—	—	—	—	—	—	4,442	(353)	511	4,600	236	4,836
Shares issued on exercise of employee stock options	710,685	7	—	—	279	—	—	—	—	—	279	—	279
Transferred from Employee Stock Option Reserve on exercise of stock options	—	—	—	—	160	(160)	—	—	—	—	—	—	—
Shares based payments expense	—	—	—	—	—	63	—	—	—	—	63	—	63
Dividend paid	—	—	—	—	—	—	—	(1,249)	—	—	(1,249)	—	(1,249)
Corporate dividend tax	—	—	—	—	—	—	—	(219)	—	—	(219)	—	(219)
Acquisition of Whishworks (Refer note 26)	—	—	—	—	—	—	—	—	—	—	—	1,034	1,034
Change in fair value of fair value of NCI	—	—	—	—	—	—	—	(127)	—	—	(127)	—	(127)
Derecognition of NCI to Financial liability	—	—	—	—	—	—	—	—	—	—	—	(1,272)	(1,272)
Others	—	—	—	—	—	—	—	74	—	—	74	(73)	1
Balance as at 31 March 2020	62,494,559	625	11	17	1,053	83	2,306	19,729	(197)	511	23,513	—	23,513
The accompanying notes are an integral part of the financial statements

Coforge Limited (formerly NIIT Technologies Limited)
Consolidated Statement of Changes in Equity for the year ended 31 March 2021 and 2020 (continued)
(All amounts in Rs Mn unless otherwise stated)
Description	Equity Shares		Reserves and Surplus							Foreign Currency Translation Reserve	Total Reserves and Surplus	Non- controlling interest	Total
	Equity Shares (Numbers)	Equity Share Capital	Capital Reserve	Capital Redemption Reserve	Securities Premium	Employee stock option	General Reserves	Retained Earnings	Cash Flow Hedging Reserve
Balance at 1 April 2020	62,494,559	625	11	17	1,053	83	2,306	19,729	(197)	511	23,513	—	23,513
Profit for the year	—	—	—	—	—	—	—	4,556	—	—	4,556	104	4,660
Other Comprehensive Income	—	—	—	—	—	—	—	(9)	274	371	636	—	636
Total Comprehensive Income for the year	—	—	—	—	—	—	—	4,547	274	371	5,192	104	5,296
Shares issued on exercise of employee stock options	54,080	1	—	—	17		—	—	—	—	17	—	17
Transferred from Employee Stock Option Reserve on exercise of stock options	—	—	—	—	22	(22)	—	—	—	—	—	—	—
Shares based payments expense	—	—	—	—	—	462	—	—	—	—	462	—	462
Dividend paid	—	—	—	—	—	—	—	(687)	—	—	(687)	—	(687)
Change in fair value of NCI	—	—	—	—	—	—	—	(36)	—	—	(36)	—	(36)
Derecognition of NCI to Financial liability	—		—		—	—	—	—	—	—	—	(104)	(104)
Buy back of equity shares including transaction cost (Refer note 10)	(1,956,290)	(20)	—	19	(1,053)	—	(249)	(2,864)	—	—	(4,147)	—	(4,147)
Balance as at 31 March 2021	60,592,349	606	11	36	39	523	2,057	20,689	77	882	24,314	—	24,314

*
Change in fair value of NCI is net off NCI adjustment (Refer note 13)

The accompanying notes are an integral part of the financial statements

Coforge Limited (formerly NIIT Technologies Limited)
Consolidated Statement of Cash Flows for the Year ended 31 March 2021 and
2020
(All amounts in Mn unless otherwise stated)
Particulars	Year ended 31 March 2021	Year ended 31 March 2021	Year ended 31 March 2020
	(In USD) Refer note 2(b)	(In INR)	(In INR)
Cash flow from operating activities
Profit before tax	80	5,962	5,954
Adjustments for
Depreciation and amortisation expense	25	1,836	1,730
Impairment of goodwill	—	—	40
Loss on disposal of property, plant and equipment (net)	—	16	13
Interest and finance charges	1	107	120
Provision for customer contracts written back	(1)	(87)	(148)
Employee share-based payment expense	7	476	63
Allowance for doubtful debts & contract assets (net)	9	610	84
Dividend and interest income	(1)	(40)	(81)
Gain on sale of subsidiary	—	—	(96)
Realised and unrealised loss/ (gain) on investments	—	(8)	(208)
Unwinding of discount – Finance Income	(1)	(69)	(24)
	39	2,841	1,493
Changes in operating assets and liabilities
(Increase)/Decrease in trade receivables	(9)	(691)	(2,071)
(Increase)/Decrease in other financial assets	(8)	(566)	(1,715)
(Increase)/Decrease in other assets	(3)	(218)	166
Increase/(Decrease) in provisions	1	80	(37)
Increase/(Decrease) in trade payables	11	785	958
Increase/(decrease) in other liabilities	15	1,112	35
Cash generated from/(used in) from operations	7	502	(2,664)
Income taxes paid	(23)	(1,682)	(1,814)
Net cash inflow from operating activities	103	7,623	2,969
Cash flow from investing activities
Purchase of property, plant and equipment	(10)	(782)	(725)
Proceeds from sale of property, plant and equipment	—	25	22
Acquisition of a subsidiary / operations, net of cash acquired	(4)	(264)	(1,256)
Proceeds from sale of subsidiary	—		897
Purchase of current investments	—	—	(6,787)
Proceeds from sale of current investments	—	21	10,489
Dividend Income	—	—	12
Interest received on bank deposits	1	73	71
Net cash (outflow) / inflow from investing activities	(13)	(927)	2,723
The accompanying notes are an integral part of the financial statements

Coforge Limited (formerly NIIT Technologies Limited)
Consolidated Statement of Cash Flows for the Year ended 31 March 2021 and
2020 (continued)
(All amounts in Mn unless otherwise stated)
Particulars	Year ended 31 March 2021	Year ended 31 March 2021	Year ended 31 March 2020
	(In USD) Refer note 2(b)	(In INR)	(In INR)
Cash flow from financing activities [Refer note 6(c)]
Payment for buy back of own equity shares (including taxes)	(56)	(4,166)	(11)
Proceeds from issue of shares (including securities premium)	—	18	286
Purchase of additional stake in subsidiaries	(19)	(1,427)	(1,362)
Proceeds from term loan	—	—	281
Repayment of term loan	(4)	(306)	(42)
Payment of principal portion of lease liabilities	(5)	(312)	(287)
Interest paid	(1)	(79)	(85)
Dividends paid to the Company’s shareholders	(9)	(686)	(1,469)
Net cash (outflow) from financing activities	(94)	(6,958)	(2,689)
Net increase (decrease) in cash and cash equivalents	(4)	(262)	3,003
Cash and cash equivalents at the beginning of the financial year	111	8,195	5,079
Effects of exchange rate changes on cash and cash equivalents	1	66	113
Cash and cash equivalents at the end of the financial year	108	7,999	8,195
Cash and Cash Equivalents comprise of:
Balances with banks	98	7,272	4,930
Fixed deposit accounts (less than 3 months maturity)	10	727	3,265
Total cash and cash equivalents as per statement of financial position [Refer note 6(c)]	108	7,999	8,195

The accompanying notes are an integral part of the financial statements

Notes to the Consolidated Financial Statements
as at and for the year ended 31 March 2021 and 2020
(All amounts in Rs Mn unless otherwise stated)
A.   Background
Coforge Limited (formerly NIIT Technologies Limited) (“the Company”) is a Company limited by shares, incorporated and domiciled in India. The Company delivers services around the world directly and through its network of subsidiaries and overseas branches (collectively known as “the Group”). The Group is rendering Information Technology/ Information Technology Enabled Services (“IT / ITES”) across various geographies viz Americas, Europe, Middle East and Africa, India and Asia Pacific; and is engaged in Application Development & Maintenance, Managed Services, Cloud Computing and Business Process Outsourcing to organizations in a number of sectors viz. Financial Services, Insurance, Travel, Transportation & Logistics, Manufacturing & Distribution and Government. The Company is a public listed company and is listed on Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE). These financial statements were authorised for issue in accordance with a resolution of the directors on 02 September 2021.
On June 14, 2020, the Shareholders of the Company have approved the proposed change in name of the Company from “NIIT Technologies Limited” to “Coforge Limited.” The name of the Company has been changed from “NIIT Technologies Limited” to “Coforge Limited” w.e.f. August 3, 2020 vide certificate of incorporation pursuant to change of name issued by the Ministry of Corporate Affairs, Government of India.
B.    Basis of preparation of financial statements
(i)   Compliance with IFRS
These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board Refer note 32.
These financial statement are the first financial statement of the Group under IFRS. Refer Note 33 for an explanation on how the transition from previous GAAP to IFRS has effected the Company’s financial position, financial performance and cash flow.
(ii)   Historical cost convention
The consolidated financial statements have been prepared on a historical cost basis, except for the following:
•
certain financial assets and liabilities (including derivative instruments) and put option liability that are measured at fair value;

•
defined benefit plans — plan assets measured at fair value [Refer note 1 (p)]; and

•
share-based payments [refer note 1(p)]

C.   Use of Estimates and judgements
The preparation of financial statements in conformity with IFRS requires the management to make estimates, assumptions and judgements that affect the reported amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income that are reported and disclosed in the consolidated financial statements. These estimates are based on the management’s best knowledge of current events, historical experience, actions that the Group may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates and assumptions are used, but not limited to allowance for uncollectible trade and contract assets, impairment of goodwill and business combination. Actual results could differ from those estimates. Changes in estimates are reflected in the financial statements in the period in which the changes are made and represent management’s best estimate.

Impact of COVID 19 pandemic:
In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The evolving and constantly changing impact of the pandemic has had, and will continue to have, an effect on the way the Group operates its business. The Group have been committed to slowing the spread of the virus as well as ensuring the wellbeing and safety of its employees. The Group has been able to provide work-from-home options for a significantly large number of its global workforce since April 2020 and which continue as at the date of approval of these consolidated financial statements. The Group has been able to keep its employees productive through the use of our technological platforms. However, TTH vertical, which has historically been its second largest industry vertical, experienced a 22.9% revenues decrease in FY 21 compared to FY 20. This decrease in revenue is primarily a result of its travel industry customers suspending their projects as a result of COVID- 19-related disruptions.
The Group has evaluated the impact of the COVID-19 pandemic on various aspects of its business and operations, including (i) constraints, if any, on its ability to render services which may require reassessment of estimations of costs to complete contracts; (ii) financial condition of its customers and their ability to pay; (iii) penalties relating to breaches of service level agreements; (iv) termination or suspension of contracts by its customers; and (v) goodwill and intangible assets. In developing the assumption relating to the possible future uncertainties in the global conditions because of the pandemic, the Group, as on date of approval of these financial statements, used internal and external sources of information. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the consolidated financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.
Other areas involving critical estimates and judgements are:
The preparation of financial statements requires the use of accounting estimates which, by definition, may not equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.
This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be different than those originally assessed. Detailed information about each of these estimates and judgments is included in relevant notes together with information about the basis of calculation for each affected line item in the financial statements.
Areas involving critical estimates and judgments are:
•
Estimated goodwill impairment — Note 3 (e)

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment testing, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes. However, such cannot be larger than an operating segment as defined in IFRS 8 Operating Segments before aggregation.The recoverable amount of CGUs is determined based on higher of value-in use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term revenue growth rates, weighted average cost of capital and estimated operating margins.
•
Impairment of trade receivables — Note 6 (a)

The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Group uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Group’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.
The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by geography, product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).
•
Business combination:

In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations. [Refer note 1(s)].
Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the group and that are believed to be reasonable under the circumstances.
D.   Basis of consolidation
(i)
Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
Goodwill arising on acquisition of control is determined as per the business combination accounting policy [Refer note 1(s)]. The group combines the financial statements of the parent and its subsidiaries line by line by adding together like items of assets, liabilities, equity, income and expenses. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies / different accounting period end of subsidiaries have been changed where necessary to ensure consistency with the policies / accounting period adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of financial position respectively.
(ii)
Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and fair value of any consideration paid or received is recognized within equity.
When the group ceases to consolidate a subsidiary because of a loss of control, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purpose of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income are reclassified to profit or loss. Any investment retained is recognised at fair value.

1   Significant accounting policies
(a)   Foreign currency translation
(i)
Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. Financial statements of the group are presented in Indian Rupee (INR), which is the parent company’s functional and the group’s presentation currency.
(ii)
Transactions & Balances

All foreign currency transactions are recorded by applying to the foreign currency amount the exchange rate between the functional currency and the foreign currency at the monthly rate which approximately equals to exchange rate at the transaction date.
As at the reporting date, non-monetary items which are carried in terms of historical cost denominated in a foreign currency are reported using the exchange rate at the date of the transaction. All monetary assets and liabilities in foreign currency are restated at the end of the accounting period. Exchange difference on restatement as well as settlement of monetary items are recognized in the Statement of Profit and Loss.
(iii)
Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
assets and liabilities are translated at the closing rate at the date of the balance sheet

•
income and expenses are translated at the monthly average rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•
all resulting exchange differences are recognized in other comprehensive income.

When a foreign operation is sold/wound up, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale/winding up.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rates.
(b)   Revenue from operations
The Group derives revenues primarily from business Information Technology services comprising of software development and related services, consulting and package implementation and from the licensing of software products offerings (“together called as software related services”). The Group’s arrangements with customers for software related services are time-and-material, fixed-price, fixed capacity / fixed monthly, transaction based or multiple element contracts involving supply of hardware or software with other services. The group classifies revenue from sale of it’s own licenses and revenue from contracts where sale of hardware is a distinct performance obligation as Sale of products and the remaining software related services as Sale of services.
Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration which the Group expects to receive in exchange for those products or services. The Group presents revenues net of indirect taxes in its statement of Profit and loss.
In case of arrangement involving resale of third-party products or services, the Group evaluates whether the Group is the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In doing so, the Group first evaluates whether the Group controls the good or service before it is transferred to the customer. If Group controls the good or service before it is transferred to the customer, the Group is the principal; if not, the Group is the agent.
In case of multiple element contracts, at contract inception, the Group assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Group applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Group allocates the arrangement consideration to separately identifiable performance obligation based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Group is unable to determine the stand-alone selling price the Group uses third-party prices for similar deliverables or the Group uses expected cost-plus margin approach in estimating the stand-alone selling price.
Method of revenue recognition
Revenue on time-and material contracts are recognized over time as the related services are performed.
Revenue from fixed-price, fixed-capacity and fixed monthly contracts, where the performance obligations are satisfied over time, is recognized as per the percentage-of completion method. The performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity.
If the Group is not able to reasonably measure the progress of completion, revenue is recognized only to the extent of costs incurred, for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates as an onerous contract provision.
Revenue from transaction based contracts is recognised at the amount determined by multiplying transaction rate to actual transactions taking place during a period.
Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.
Contract balances
Revenues in excess of invoicing are treated as contract assets while invoicing in excess of revenues are treated as contract liabilities. The Group classifies amounts due from customer as receivable or contract assets depending on whether the right to consideration is unconditional. If only the passage of time is required before payment of the consideration is due, the amount is classified as receivable. Otherwise, such amounts are classified as contract assets.
Deferred contract costs are incremental costs of obtaining a contract which are recognised as assets and amortized over the term of the contract.
Others
Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch-up basis. Services that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.
The Group accounts for variable considerations like, volume discounts, rebates and pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. The Group estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.
The Group assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Group does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist.
(c)   Income Taxes
The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries (including branches) operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit (tax loss). Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred tax assets are recognized for all deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Deferred tax liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries and branches where the group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries and branches where it is not probable that the differences will reverse in the foreseeable future and taxable profit will not be available against which the temporary difference can be utilised.
Current tax and deferred tax are recognized in statement of profit or loss, except to the extent that it relates to items recognized in Other Comprehensive Income or directly in equity. In this case, the tax is also recognized in Other Comprehensive Income or directly in equity, respectively.

Minimum Alternate Tax (MAT) paid as per Indian Income Tax Act, 1961 is in the nature of unused tax credit which can be carried forward and utilised when the Group will pay normal income tax during the specified year. Deferred tax assets on such tax credit are recognised to the extent that it is probable that the unused tax credit can be utilised in the specified future year based on the internal projections of the Management. The net amount of tax recoverable from the taxation authority is included as part of the deferred tax assets in the consolidated financial statements.
(d)   Leases
The Group as a lessee
The Group’s lease asset classes primarily consist of leases for land, buildings and vehicles. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (i) the contact involves the use of an identified asset (ii) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Group has the right to direct the use of the asset.
At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.
Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.
The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.
The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. The lease liability is initially measured at amortized cost at the present value of the future lease payments.
Lease liability and ROU asset have been separately presented in the consolidated statement of financial position and lease payments have been classified as financing cash flows.
(e)   Cash and cash equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash in hand, deposits held at call with financial institutions, other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdraft.
Bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position.

(f)   Inventories
Inventories represent items of traded goods that are specific to execute composite contracts of software services and IT infrastructure management services and also include finished goods which are interchangeable and not specific to any project. Inventory is carried at the lower of cost or net realizable value. The net realizable value is determined with reference to selling price of goods less the estimated cost necessary to make the sale. Cost of goods that are procured for specific projects is assigned by specific identification of their individual costs. Cost of goods which are interchangeable and not specific to any project is determined using weighted average cost formula.
There was no Inventory as on 31 March 2021, 31 March 2020 and 1 April 2019.
(g)   Investments and other financial assets
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
(i)
Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.
(ii)
Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:
•
Debt instruments at amortised cost

•
Debt instruments at fair value through other comprehensive income (FVTOCI)

•
Debt instruments, derivatives and equity instruments at fair value through profit or loss (FVTPL)

•
Equity instruments measured at fair value through other comprehensive income (FVTOCI)

(i)
Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:
Amortized cost: A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:
a)   The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and
b)   Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.
This category is the most relevant to the entity. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in other income in the profit or loss. The losses arising from impairment are recognised in the profit or loss. This category generally applies to trade and other receivables.
Fair value through other comprehensive income (FVOCI): A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met:
a)   The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and
b)   The asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in the other comprehensive income (OCI). However, the Group recognizes interest income, impairment losses & reversals and foreign exchange gain or loss in the P&L. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified from the equity to P&L. Interest earned whilst holding FVTOCI debt instrument is reported as interest income using the EIR method.
Fair value through profit or loss: FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL. In addition, the Group may elect to designate a debt instrument, which otherwise meets amortized cost or FVTOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency, however no such designation has been made. Debt instruments included within the FVTPL category are measured at fair value with all changes recognized in the P&L.
(ii)
Equity instruments

All equity investments in scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies are classified as at FVTPL. For all other equity instruments, the entity may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The entity makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.
If the entity decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognized in the OCI. There is no recycling of the amounts from OCI to P&L, even on sale of investment. However, the entity may transfer the cumulative gain or loss within equity.
Equity instruments included within the FVTPL category are measured at fair value with all changes recognized in the P&L.
(iii)
Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a entity of similar financial assets) is primarily derecognised (i.e. removed from the entity’s consolidated balance sheet) when:
•
The rights to receive cash flows from the asset have expired, or

•
The entity has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the entity has transferred substantially all the risks and rewards of the asset, or (b) the entity has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the entity has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the entity continues to recognise the transferred asset to the extent of the entity’s continuing involvement. In that case, the entity also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the entity has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the entity could be required to repay.
(iv)
Impairment of financial assets

In accordance with IFRS 9, the entity applies expected credit loss (ECL) model for measurement and recognition of impairment loss on the following financial assets and credit risk exposure:

a)   Financial assets that are debt instruments, and are measured at amortised cost e.g., loans, debt securities, deposits, trade receivables and bank balance
b)   Trade receivables, unbilled revenue/ contract assets or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of IFRS 15.
c)   Financial assets that are debt instruments and measured as at FVTOCI.
The entity follows ‘simplified approach’ for recognition of impairment loss allowance on:
•
Trade receivables or contract revenue receivables; and

The application of simplified approach does not require the entity to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.
ECL is the difference between all contractual cash flows that are due to the entity in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the original EIR. When estimating the cash flows, an entity is required to consider:
•
All contractual terms of the financial instrument (including prepayment, extension, call and similar options) over the expected life of the financial instrument. However, in rare cases when the expected life of the financial instrument cannot be estimated reliably, then the entity is required to use the remaining contractual term of the financial instrument

As a practical expedient, the entity uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables and contract assets. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed. ECL impairment loss allowance (or reversal) recognized during the period is recognized as income/ expense in the statement of profit and loss (P&L). This amount is reflected under the head ‘other expenses’ in the P&L. The balance sheet presentation for contractual revenue receivables (ECL) is presented as an allowance, i.e., as an integral part of the measurement of those assets in the balance sheet. The allowance reduces the net carrying amount. Until the asset meets write-off criteria, the entity does not reduce impairment allowance from the gross carrying amount.
(h)   Financial liabilities
(i)
Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables plus directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, loans and borrowings and derivative financial instruments.
(ii)
Subsequent measurement

Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.
Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognized in OCI. These gains/ loss are not subsequently transferred to P&L. However, the group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit or loss. The group has not designated any financial liability as at fair value through profit and loss.

Loans and borrowings
This is the category most relevant to the group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit and loss.
This category generally applies to borrowings.
Derecognition
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit or loss.
(i)   Offsetting financial instruments
Financial assets and liabilities are offset and the net amount is reported in the balance sheet where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the group or the counterparty.
(j)   Other Income
Interest income
Interest income is recognized using effective interest rate method taking into account the amount outstanding and the rate of Interest applicable (refer policy to investment and other financial assets).
Dividends
Dividends are recognized in profit or loss only when the right to receive payment is established, it is probable that the economic benefits associated with the dividend will flow to the group, and the amount of the dividend can be measured reliably.
(k)   Derivatives and hedging activities
The Group uses derivative financial instruments viz. forward currency contracts to hedge its exposure to foreign currency risk in forecast transactions and firm commitments. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to profit or loss.
Cash flow hedges
For the purpose of hedge accounting, cash flow hedges are designated when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes the group’s risk management objective and strategy for undertaking hedge, the hedging/ economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
The Group uses forward currency contracts as hedges of its exposure to foreign currency risk in forecast transactions and firm commitments.
The effective portion of the gain or loss on the hedging instrument is recognised in OCI and accumulated in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit and loss.
Amounts recognised as OCI are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the forecast sale occurs.
When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss remains in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to statement of profit and loss.
(l)   Property, plant and equipment
Freehold land is carried at historical cost less impairment losses, if any. All other items of property, plant and equipment are stated at historical cost less accumulated depreciation less impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. Such cost also includes the cost of replacing part of the plant and equipment if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss within other income/expenses as applicable.
The cost of assets not ready for used before balance sheet date are disclosed under capital work in progress. Capital work in progress is stated at cost, net of accumulated impairment loss, if any.
Depreciation methods, estimated useful lives and residual value
Depreciation is provided on a pro-rata basis on the straight-line method over the estimated useful lives of the assets. The estimates of useful lives of the assets are as follows:
Asset	Useful life
Buildings	60 years
Plant and Machinery:
Computers and peripherals	2 – 5 years
Office Equipment	5 years
Other assets	3 – 15 years

Asset	Useful life
Furniture and Fixtures	4 – 10 years
Leasehold improvements	3 years or lease period whichever is lower
Vehicles	8 years
The asset’s residual values and useful life are reviewed, and adjusted if appropriate, at the end of each reporting period.
(m)   Intangible assets
(i)
Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity / operations include the carrying amount of goodwill relating to the entity / operations sold.
Goodwill is allocated to Cash-Generating Units (CGU) or group of CGUs for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The CGU are identified at the lowest level at which goodwill is monitored for internal management purposes, which in our case are the acquired business / operations. In case the acquired business/operations are spread across multiple operating segments, the Goodwill as well as other assets of the CGU are further allocated to ensure that goodwill impairment testing does not cross limits of an operating segments.
(ii)
Brand, Customer Relationships and other rights

Separately acquired patents and copyrights are shown at historical cost. Non-Compete, Brand and Customer relationship acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses.
(iii)
Computer software

Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when the following criteria are met:
•
It is technically feasible to complete the software so that it will be available for use

•
Management intends to complete the software and use or sell it

•
There is an ability to use or sell the software

•
It can be demonstrated how the software will generate probable future economic benefits

•
Adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

•
The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads. During the period of development, the asset is tested for impairment annually. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is available for use.
The external computer software acquired separately are measured on initial recognition at cost. After initial recognition/ capitalisation, all software are carried at cost less accumulated amortization and impairment losses, if any.

(iv)   Research and development
Research expenditure and development expenditure that do not meet the criteria in (iii) above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.
(v)   Amortization methods and periods
The group amortizes intangible assets with a finite useful life using the straight-line method over the following periods:
Patents, copyright and other rights	5 years
Computer software – external	3 years
Non-compete fees	5 – 6 years
Brand	10 years
Customer Contract/ Relationships	5 – 10 years
Project specific software are amortized over the project duration. The asset’s residual values and useful life are reviewed, and adjusted if appropriate, at the end of each reporting period.
(vi)   Impairment of non-financial assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. For other non-financial assets, including property, plant and equipment, ROU assets and intangible assets having finite useful lives, the Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. The recoverable amount is higher of an asset’s fair value less cost of disposal or value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.
The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment losses are recognised in the statement of profit or loss under the head depreciation and amortisation expense.
For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.
(n)   Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time, that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. The Group has not capitalised any material borrowing costs.

Other borrowing costs are expensed in the period in which they are incurred.
(o)   Provisions and contingent liabilities
Provisions for legal claims and service warranties are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The expense relating to a provision is presented in the statement of profit and loss net of any reimbursement (recognised only if realisation is virtually certain). If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
Provision for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting the future obligations under the contract. The provision is measured at present value of the lower of the expected cost of termination the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with the contract to the statement of profit and loss.
Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non- occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognised; however, their existence is disclosed in the financial statements.
(p)   Employee benefit obligations
(i)
Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.
(ii)
Other long-term employee benefit obligations

The liabilities for earned leave and sick leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. The benefits are discounted using the appropriate market yields on government bonds at the end of the reporting period that have terms approximating to the terms of the related obligation. Remeasurements comprising of as a result of experience adjustments and changes in actuarial assumptions are recognised immediately in the statement of profit and loss in the period in which they occur.
(iii)
Post-employment obligations

Defined benefit plans:
Provident Fund
Employees Provident Fund contributions are made to a Trust administered by the Group. The Group’s liability is actuarially determined (using the Projected Unit Credit method) at the end of the year. The contributions made to the trust are recognised as plan assets. The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as reduced by the fair value of plan assets. If the interest earnings and cumulative surplus of Trust are less than the present value of the defined benefit obligation the interest shortfall is provided for as additional liability of employer and charged to the statement of profit and loss.
Gratuity
Gratuity is a post employment defined benefit plan. The liability recognized in the Balance Sheet in respect of gratuity is the present value of the defined benefit obligation at the Balance Sheet date less fair value of plan assets. The Group’s liability is actuarially determined (using the projected unit credit method) at the end of each year. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and in the balance sheet.
Past service costs are recognised in profit or loss on the earlier of:
•
The date of the plan amendment or curtailment, and

•
The date that the Group recognises related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation as an expense in the consolidated statement of profit and loss:
•
Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

•
Net interest expense or income.

Defined contribution plan:
Superannuation
The Group makes defined contribution to a Trust established for this purpose. The Group has no further obligation beyond its monthly contributions. The Group’s contribution towards Superannuation Fund is charged to Statement of Profit and Loss on accrual basis.
Overseas Employees
In respect of employees of the overseas branches where ever applicable , the Group makes defined contributions on a monthly basis towards the retirement saving plan which are charged to the Statement of Profit and Loss on accrual basis.
(iv)
Share-based payments

Share-based compensation benefits are provided to employees via the Coforge Employee Stock Option Plan 2005 (formerly NIIT Technologies Employee Stock Option Plan 2005)
Equity settled employee stock options
The fair value of options granted under Employee Stock Option Plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:
•
including any market performance conditions

•
excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the entity over a specified time period), and

•
including the impact of any non-vesting conditions (e.g. the requirement for employees to save or holdings shares for a specific period of time)

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
(q)   Dividends
Dividend to shareholders is recognised as a liability and deducted from equity, in the year / period in which the dividends are approved by the shareholders.
(r)   Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing:
•
The profit attributable to owners of the group

•
By weighted average number of equity shares outstanding during the financial year, adjusted for bonus elements in equity shares issued during the year and excluding treasury shares

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account.
•
The after income tax effect of interest and other financing costs associated with dilutive potential equity shares and

•
The weighted average number of additional equity shares that would have been outstanding assuming the conversion of all dilutive potential equity shares.

(s)   Business combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their acquisition date fair values. For this purpose, the liabilities assumed include contingent liabilities representing present obligation and they are measured at their acquisition fair values irrespective of the fact that outflow of resources embodying economic benefits is not probable.
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non- controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Liability for non-controlling interests
Liability for put option issued to non-controlling interests which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction.

(t)   Non-current assets held for sale
The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.
The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.
Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale.Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.
(u)   Fair value measurements
The Group measures financial instruments, such as investment in mutual funds and derivatives, at fair value at each balance sheet date. The Group also measures assets and liabilities acquired in business combination at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either —
•
in the principal market for the asset or liability, or

•
in the absence of a principal market, in the most advantageous market for the asset or liability

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
At each reporting date, management analyses the movements in the values of assets and liabilities which are required to be remeasured or re- assessed as per the Group’s accounting policies. For this analysis, management regularly reviews significant unobservable inputs applied in the valuation by agreeing the information in the valuation computation to contracts and other relevant documents.
(v)   Current versus non-current classification
The Group presents assets and liabilities in the balance sheet based on current/ non-current classification. An asset is treated as current when it is:
Expected to be realised or intended to be sold or consumed in normal operating cycle
Held primarily for the purpose of trading
Expected to be realised within twelve months after the reporting period, or
Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period
All other assets are classified as non-current.

A liability is current when:
It is expected to be settled in normal operating cycle It is held primarily for the purpose of trading
It is due to be settled within twelve months after the reporting period, or
There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period
The Group classifies all other liabilities as non-current.
Deferred tax assets and liabilities are classified as non-current assets and liabilities.
The operating cycle is the time between the acquisition of assets for processing and their realisation in cash and cash equivalents. The group has identified twelve months as its operating cycle.
(w)   Rounding of amounts
All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest millions, unless otherwise stated.
2(a) Standards issued but not yet effective
Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2021 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Group are:
Amendment to IAS 1 — Presentation of Financial Statements
On January 23, 2020, the IASB has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or noncurrent.
The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Group is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.
Amendment to IAS 37 — Onerous Contracts — Cost of Fulfilling a Contract
On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract.” Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Group is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform (Phase 2)
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2), which amends other IFRS standards. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement. These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. The adoption of these amendments is not expected to have any material impact on the consolidated financial statements of the Group.
IFRS 9 — Annual Improvements to IFRS Standards — 2018 – 2020
On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018 – 2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test of IFRS 9 in assessing whether to derecognize a financial liability. This amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Group is currently evaluating the impact of amendment to IFRS 9 on the consolidated financial statements.
Amendment to IAS 1 — Presentation of Financial Statements
On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements.” The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Group is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.
Amendment to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors
On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors.” The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Group is currently evaluating the impact of amendment to IAS 8 on the consolidated financial statements.
Amendments to IAS 16- Property, Plant and Equipment: Proceeds before Intended Use
In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.
The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the financial statement.
2(b) Convenience translation
The consolidated financial statements are stated in million of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at 31 March 2021, the consolidated statement of profit or loss and other comprehensive income, and consolidated statement of cash flows for the year ended 31 March 2021 were converted into U.S. dollars at the exchange rate of 74.16 INR per USD which is the noon buying rate in New York City for cable transfer in non-U.S currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate. Such numbers are not in compliance as per the requirements of IFRS.

(All amounts in Rs Mn unless otherwise stated)
3 (a)   Property, plant and equipment
Following are the changes in the carrying value of property, plant and equipment for fiscal 2020:
Particulars	Buildings	Plant and Machinery – Computers and Peripherals	Plant and Machinery – Office Equipment	Plant and Machinery – Others	Furniture and Fixtures	Lease Hold Improvements	Vehicles*	Capital work in progress	Total
Gross carrying amount
As at 1 April 2019	2,464	2,377	275	1,535	769	167	388	14	7,989
Addition pursuant to acquisition of subsidiary during the year (refer note 26)	—	7	1	1	1	—	—	—	10
Additions	—	277	13	21	53	10	90	—	464
Disposals	—	133	4	6	9	14	77	—	243
Translation Adjustment	—	26	2	(1)	8	3	—		38
Transfers/Adjustment	—	—	—	—	—	—	—	(11)	(11)
As at 31 March 2020	2,464	2,554	287	1,550	822	166	401	3	8,247
Accumulated depreciation
As at 1 April 2019	240	2,027	204	826	466	140	142	—	4,045
Depreciation charge for the year	41	259	32	150	79	14	48	—	623
Disposals	—	131	6	5	8	14	46	—	210
Translation Adjustment	—	17	1	8	2	3	—	—	31
As at 31 March 2020	281	2,172	231	979	539	143	144	—	4,489
Net carrying amount as at 1 April 2019	2,224	350	71	709	303	27	246	14	3,944
Net carrying amount as at 31 March 2020	2,183	382	56	571	283	23	257	3	3,758
Following are the changes in the carrying value of property, plant and equipment for fiscal 2021:
Particulars	Buildings	Plant and Machinery – Computers and Peripherals	Plant and Machinery – Office Equipment	Plant and Machinery – Others	Furniture and Fixtures	Lease Hold Improvements	Vehicles*	Capital work in progress	Total
Gross carrying amount
As at 1 April 2020	2,464	2,554	287	1,550	822	166	401	3	8,247
Additions	—	406	7	7	6	—	95	—	521
Disposals	—	34	13	1	22	—	86	—	156
Translation Adjustment	—	14	1	6	1	2	-1	—	23
Transfers/Adjustment	—	—	—	—	—	—	—	(1)	(1)
As at 31 March 2021	2,464	2,940	282	1,562	807	168	409	2	8,634
Accumulated depreciation
As at 1 April 2020	281	2,172	231	979	539	143	144	—	4,489
Depreciation charge for the year	41	278	25	147	80	18	49	—	638
Disposals	—	34	13	1	18	—	53	—	119
Translation Adjustment	—	15	3	—	5	2	—	—	25
As at 31 March 2021	322	2,431	246	1,125	606	163	140	—	5,033
Net carrying amount as at 31 March 2021	2,142	509	36	437	201	5	269	2	3,601

*
Includes vehicles financed through loans gross carrying amount Rs. 72 Mn (31 March 2020 — Rs. 111 Mn, 1 April 2019 —  Rs. 164 Mn), net carrying amount Rs. 37 Mn (31 March 2020 — Rs. 68 Mn, 1 April 2019- Rs.114 Mn); hypothecated to financial institutions/banks against term loans [Refer Note No. 6 (d)]

(All amounts in Rs Mn unless otherwise stated)
3 (b)   Leases
Following are the changes in the carrying value of right of use assets for the year ended 31 March 2021 and 2020:
Particulars	Year ended March 31, 2021				Year ended March 31, 2020
	Category of ROU asset			Total	Category of ROU asset			Total
	Lease Hold Land	Buildings	Vehicles		Lease Hold Land	Buildings	Vehicles
Balance at beginning*	258	789	3	1,050	261	987	6	1,254
Additions	49	162	—	211	—	12	—	12
Additions through business combination	—	—	—	—	—	35	—	35
Deletions	—	(52)	—	(52)	—	(8)	—	(8)
Depreciation	(4)	(285)	(2)	(291)	(3)	(277)	(3)	(283)
Translation difference	—	(1)	—	(1)	—	40	—	40
Balance at the end	303	613	1	917	258	789	3	1,050
The following is the movement in lease liabilities
Particulars	Year ended 31 March 2021	Year ended 31 March 2020
Balance at the beginning*	973	1,178
Additions	211	12
Additions through business combination	—	35
Deletions	(5)	(8)
Finance cost accrued during the period	64	80
Payment of lease liabilities	(425)	(367)
Translation difference	(6)	43
Balance at the end	812	973

*
As at 31 March 2020 for year ended 31 March 2021 and as at 01 April 2019 for year ended 31 March 2020.

The following is the break-up of current and non-current lease liabilities
Particulars	As at 31 March 2021	As at 31 March 2020	As at 1 April 2019
Current lease liabilities	268	317	280
Non-current lease liabilities	548	661	901
Total	816	978	1,181
The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:
Particulars	As at 31 March 2021	As at 31 March 2020	As at 1 April 2019
Less than one year	314	371	356
One to five years	552	674	931
More than five years	68	83	117
Total	934	1,128	1,404

(All amounts in Rs Mn unless otherwise stated)
The following are the amounts recognised in profit or loss:
Particulars	Year ended 31 March 2021	Year ended 31 March 2020
Depreciation expense of right-of-use assets	291	283
Interest expense on lease liabilities	64	80
Expense relating to short-term leases and leases of low-value assets (included in other expenses)	185	163
	540	526
The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.
Rental expense recorded for short-term leases and leases of low-value assets was Rs. 185 Mn (Previous year Rs. 163 Mn) recorded in other expenses under facility related expenses.
The Group had total cash outflows for principal portion of leases of Rs. 312 Mn in (Previous year Rs. 287 Mn).
3 (c)   Intangible assets
Following are the changes in the carrying value of goodwill and intangible assets for fiscal 2020:
Particulars	Other Intangible assets							Goodwill
	Acquired software	Internally developed software	Patents	Brand	Customer relationships	Non-compete fee	Total
Gross carrying amount
As at 1 April 2019	2,637	450	10	301	1,016	363	4,777	2,504
Addition pursuant to acquisition of subsidiary during the year (refer note 26)	1	—	—	200	620	85	906	—
Additions	240	—	—	—	—	—	240	1,594
Translation Adjustment	19	17	3	8	28	4	79	153
As at 31 March 2020	2,897	467	13	509	1,664	452	6,002	4,251
Accumulated amortization and impairment
As at 1 April 2019	2,287	293	5	61	353	218	3,217
Amortization charge for the year	386	64	1	45	255	73	824	—
Impairment**	—	—	—	—	—	—	—	40
Translation Adjustment	16	15	2	1	6	2	42	—
As at 31 March2020	2,689	372	8	107	614	293	4,083	40
Net carrying amount as at 1 April 2019	350	157	5	240	663	145	1,560	2,504
Net carrying amount as at 31 March 2020	208	95	5	402	1,050	159	1,919	4,211

(All amounts in Rs Mn unless otherwise stated)
Following are the changes in the carrying value of goodwill and intangible assets for fiscal 2021:
Particulars	Other Intangible assets							Goodwill
	Acquired software	Internally developed software	Patents	Brand	Customer relationships	Non-compete fee	Total
Gross carrying amount
As at 1 April 2020	2,897	467	13	509	1,664	452	6,002	4,251
Additions	273	—	—	—	201	—	474	61
Disposals	1,224	—	—	—	—	—	1,224	—
Translation Adjustment	16	35	—	8	9	—	68	135
As at 31 March 2021	1,962	502	13	517	1,874	452	5,320	4,447
Accumulated amortization and impairment
As at 1 April 2020	2,689	372	8	107	614	293	4,083	40
Amortization charge for the year	415	49	—	49	317	77	907	—
Disposals	1,224	—	—	—	—	—	1,224	—
Translation Adjustment	14	31	1	(1)	(4)	(1)	40	—
As at 31 March 2021	1,894	452	9	155	927	369	3,806	40
Net carrying amount as at 31 March 2021	68	50	4	362	947	83	1,514	4,407

**
During the previous year the carrying amount of one of the CGU in EMEA has been reduced to its recoverable amount by recognition of an impairment loss against goodwill on account of COVID-19 in the statement of profit and loss. Refer note 17.

The disposal in acquired software represents write offs of certain software having gross carrying amount of Rs. 1,224 Mn, accumulated amortisation of Rs. 1,224 Mn and net carrying amount of Nil.
3 (d)   Commitments
(a)   Capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:
Particulars	31 March 2021	31 March 2020	1 April 2019
Property, plant and equipment	24	66	58
Intangible assets	52	48	51
3 (e)   Impairment tests for goodwill
a)   Significant estimate: Key assumptions used for value-in-use calculations
The Group monitors the performance of each acquired business including related goodwill as a separate unit. In certain cases, these businesses fall into more than one Operating Segments. For impairment testing, considering the requirements of IAS 36 paragraph 80(b), the goodwill as well as other assets of the acquired businesses, viz. WHISHWORKS, DPA, Advantage Go and BPM have been allocated such that unit for goodwill impairment testing does not exceed an operating segment. Particularly, the operations of DPA and WHISHWORKS are spread across multiple operating segments and thus for impairment testing, goodwill and all other assets are further allocated to ensure that goodwill impairment testing does not cross limits of an operating segments.
WHISHWORKS provides digital integration business solutions, DPA and BPM are global business process management specialist. Advantage Go is in the business of commercial insurance software and solution provider.

(All amounts in Rs Mn unless otherwise stated)
Basis the above methodology, given below is an allocation of carrying amount of goodwill to the units (group of units) having significant goodwill in comparison with the Group’s total carrying amount of goodwill:
CGU	Segment	01-Apr-19	31-Mar-20	31-Mar-21
WHISHWORKS	EMEA	—	1,247	1,286
DPA	APAC	339	332	354
Advantage Go	EMEA	827	860	924
BPM	Americas	504	548	532
Others*		834	1,224	1,311
		2,504	4,211	4,407

There are no intangible assets with indefinite useful life allocated to CGU.
*
Others include units namely Coforge Spain, Coforge Airline Technologies Gmbh, DPA UK, DPA USA, WHISHWORKS USA, Artech, Provision tree and WHISHWORKS India to which allocated goodwill is individually

The Group performed its annual impairment test for each of the above units separately at each reporting date. The recoverable amount of a CGU is determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.
Key assumptions used in value in use calculations:
Assumption	Approach used to determining values [refer note C.]
Revenue	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development. These growth rates are further corroborated by annual budgets of the Company.
Budgeted operating margin	Based on past performance and management’s expectations for the future.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the geographies in which they operate.
Basis above, the following table sets out the key assumptions (approximate) for those CGUs that have significant goodwill allocated to them:
31 March 2021
CGU	Segment	Revenue (% annual growth rate)	Budgeted operating margin (%)	Pre-tax discount rate (%)
WHISHWORKS	EMEA	9.50%	28%	19.50%
DPA	APAC	5%	20%	12%
Advantage Go	EMEA	10%	30%	12%
BPM	Americas	10%	31%	17%
31 March 2020
CGU	Segment	Revenue (% annual growth rate)	Budgeted operating margin (%)	Pre-tax discount rate (%)
WHISHWORKS	EMEA	9.50%	28%	19.50%
DPA	APAC	5%	20%	12%
Advantage Go	EMEA	10%	30%	12%
BPM	Americas	10%	31%	17%

(All amounts in Rs Mn unless otherwise stated)
1 April 2019
CGU	Segment	Revenue (% annual growth rate)	Budgeted operating margin (%)	Pre-tax discount rate (%)
DPA	APAC	5%	20%	12%
Advantage Go	EMEA	5%	30%	12%
BPM	Americas	10%	38%	17%
Assumptions for goodwill, for segments classified as others are based on revenue growth rates, operating margins and discount rates as applicable for respective CGUs considering the respective services/ geographies.
b)   Significant estimate: impairment charge
The Group has performed impairment testing for the above CGUs and no impairment charge has been identified as at 31 March 2021 (31 March 2020 — Rs 40 Mn impairment recognised on goodwill related to Coforge Airline Technologies Gmbh (CATG) under the head depreciation and amortisation).
c)   Significant estimate: Impact of possible changes in key assumptions
The Group has considered and assessed reasonably possible change for other key assumptions and have not identified any reasonable possible that could cause the carrying amount of any CGU to exceed its recoverable amount. For the year ended 31 March 2020, the recoverable amount for CATG is not materially greater than its carrying value. If there is significant deterioration in the operations of this CGU and its expected future cash flows, this may lead to an impairment loss being recognised. Basis the methodology as discussed above, no impairment loss was recognised for the year ended March 31, 2021.
4   Income Taxes
This note provides an analysis of the group’s income tax expense, shows amounts that are recognized directly in equity and how the tax expense is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the group’s tax positions.
4(a)    (i) Income tax expense
	Year ended 31 March 2021	Year ended 31 March 2020
Current tax
Current tax on operating profits of the year	1,712	1,548
Adjustments for current tax of prior periods	24	12
Total current tax expense	1,736	1,560
Deferred tax
Decrease (increase) in deferred tax assets – Minimum Alternate Tax	(128)	(9)
Decrease (increase) in deferred tax assets (Employee benefits and provisions and others)	(99)	(55)
(Decrease) in deferred tax liabilities (PPE)	(92)	33
(Decrease) in deferred tax liabilities (Intangible assets)	(115)	(251)
Total deferred tax benefit	(434)	(282)
Income tax expense	1,302	1,278

(All amounts in Rs Mn unless otherwise stated)
	Year ended 31 March 2021	Year ended 31 March 2020
(ii) Amount recognised directly in equity
Deferred tax (liability) on other comprehensive income	(92)	119
(iii) Tax Losses
Unused tax losses for which no deferred tax asset has been recognised due to no probable certainty of realisation (with no expiry period)	394	543
Potential tax benefit	118	161
(iv)   Unrecognised temporary differences
Certain subsidiaries of the Group have undistributed earnings, which are expected to be distributed as dividend. The group follows policy of further distributing dividend received from subsidiaries to its shareholders. The Indian Income Tax Act allows the parent company credit for taxes paid by its subsidiaries on dividend. Accordingly, no deferred tax liability has been recorded on such undistributed earnings.
(v)   Reconciliation of tax expense and the accounting profit multiplied by India’s tax rate:
	31 March 2021	31 March 2020
Profit from continuing operations before income tax expense	5,962	5,954
Tax at the Indian tax rate of 34.944% (for FY 2019-20: 34.944%)	2,083	2,081
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Impact of deductions
Effect of tax holiday benefits*	(443)	(412)
Taxes paid by branches – net of credits	27	(90)
Others	(4)	(19)
Impact of permanent differences Expenses to the extent disallowable	20	11
Tax provision for current tax of prior periods	24	12
Others	46	37
Others
Effect of differential tax rates	(451)	(372)
Effect due to change in statutory tax rate during the year	—	30
Income tax expense	1,302	1,278

*
The group is availing benefits of various tax incentive in the form of tax holidays and exemptions provided by the Government of India

4 (b)   The following table provides the details of income tax assets and income tax liabilities as of 31 March 2021, 31 March 2020 and 1 April 2019
	31 March 2021	31 March 2020	1 April 2019
Income tax assets
Advance Income Tax	8,994	7,721	6,082
Less: Provision for income tax	8,636	7,310	5,879
Total income tax assets	358	411	203

(All amounts in Rs Mn unless otherwise stated)
4 (c)    The following table provides the details of deferred tax assets and deferred tax liabilities as of 31 March 2021, 31 March 2020 and 1 April 2019:
	31 March 2021	31 March 2020	1 April 2019
Deferred tax assets – Non Current	1,447	1,215	1,054
The balance comprises temporary differences attributable to:
Provisions allowed on payment basis	349	334	340
Defined benefit obligations allowed on payment basis	298	194	236
Other items	37	49	(64)
Minimum alternate tax credit entitlement	895	767	758
Gross deferred tax assets (A)	1,579	1,344	1,270
Tax impact of difference between carrying amount of Property, plant and equipment in the financial statements and as per the income tax calculation	(101)	(193)	(160)
Deferred tax asset related to fair value loss on derivative instruments not charged in the statement of Profit and Loss but taken to Balance Sheet	(31)	64	(56)
Gross deferred tax liabilities (B)	(132)	(129)	(216)
Net Deferred tax assets (A – B)	1,447	1,215	1,054

(All amounts in Rs Mn unless otherwise stated)
Movement in deferred tax assets
	Deferred tax assets							Deferred tax liability
	Property, plant and equipment	Derivatives	Defined benefit obligations allowed on payment basis	Provisions allowed on payment basis	Minimum alternate tax credit entitlement	Other items	Total	Intangible assets*
At 1 April 2019	(160)	(56)	236	340	758	(64)	1,054	(313)
Acquisition of subsidiary	—	—	—	—	—	—	—	(196)
(charged)/credited:
– to profit or loss-deferred tax	(33)	—	(41)	(6)	—	102	22	251
– MAT asset created from current tax expenses	—	—	—	—	9	—	9	—
– to other comprehensive income
Income tax netted with deferred gain on cash flow hedges	—	120	—	—	—	—	120	—
Remeasurement of post – employment benefit obligations (expenses) / income	—	—	(1)	—	—	—	(1)	—
– Translation adjustment	—	—	—	—	—	11	11	(21)
At 31 March 2020	(193)	64	194	334	767	49	1,215	(279)
(charged)/credited:
– to profit or loss-deferred tax	92	—	103	15	—	(19)	191	115
– MAT asset created from current tax expenses	—	—	—	—	128	—	128	—
– to other comprehensive income
Income tax netted with deferred gain on cash flow hedges	—	(95)	—	—	—	—	(95)	—
Remeasurement of post – employment benefit obligations (expenses) / income	—	—	3	—	—	—	3	—
– Translation adjustment	—	—	(2)	—	—	7	5	(2)
At 31 March 2021	(101)	(31)	298	349	895	37	1,447	(166)

Notes :
Deferred tax assets and liabilities above have been determined by applying the income tax rates of respective countries. Deferred tax assets and liabilities in relation to taxes payable under different tax jurisdictions have not been offset in financial statements. Accordingly deferred tax assets of Rs. 1,447 Mn (31 March 2020 Rs. 1215 Mn, 1 April 2019 Rs. 1054 Mn) and Deferred tax liability of Rs. 166 Mn (31 March 2020- Rs. 279 Mn, 1 April 2019- 313 Mn) have been separately disclosed.
4 (d)    Contingent liabilities
Contingent liabilities
The Group had contingent liabilities in respect of:
	31 March 2021	31 March 2020	1 April 2019
i) Claims against the Group not acknowledged as debts
Income tax matters pending disposal by the Indian tax authorities	368	138	285
Total	368	138	285
Claims against the Group not acknowledged as debts as on 31 March 2021 include demand from the Indian Income tax authorities on certain matters relating to availment of tax holiday.

(All amounts in Rs Mn unless otherwise stated)
The Group is contesting these demands and the management including its tax advisors believe that its position will more likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Group’s financial position and results of operations.
Also refer Note 8(iv) on Code of social security not yet made effective.
5
Other Current and Non Current assets

Other Current and Non current assets comprises of:
	31 March 2021	31 March 2020	1 April 2019
Current
Advances other than capital advances	367	416	416
Prepayments	669	486	683
Deferred contract cost	43	34	37
Total other Current assets	1,079	936	1,136
Non-Current
Capital advances	—	14	—
Advances other than capital advances	38	62	1
Prepayments	152	42	72
Deferred contract cost	64	22	4
Total other non-current assets	254	140	77
6   Financial assets and financial liabilities
6(a)   Trade receivables (Financial Asset at Amortised Cost)
	31 March 2021		31 March 2020		1 April 2019
	Current	Non-Current	Current	Non-Current	Current	Non-Current
Trade receivables	11,588	1,584	10,489	383	7,128	50
Less: Allowance for doubtful debt	905	—	748	—	625	—
Total receivables	10,683	1,584	9,741	383	6,503	50
Trade receivables includes amounts yet to be billed to customers and dependent only on passage of time (unbilled)	1,788	1,584	1,176	383	626	5
As at March 31, 2021, the Group has outstanding trade receivables of Rs 921 Mn (Previous year Rs. 810 Mn, 1 April 2019 Rs. 936 Mn) relating to Government customers in India [net of provision of Rs. 492 Mn (Previous year Rs. 574 Mn, 1 April 2019 Rs. 537 Mn)]. The appropriateness of the allowance for doubtful trade receivables is subjective due to the high degree of significant judgment applied by management in determining the impairment provision. Above trade receivables pertain to contract with customers as defined under IFRS 15 on Revenue from contract with customers.
During the year, one of the Indian government customers of the Group with whom the contract was executed during 2014, has deducted certain amounts. The maximum exposure as of 31 March 2021 is estimated to be Rs. 137 Mn. The Group, basis it’s assessment and legal advice, considers such deductions to be arbitrary and has disputed the same and is confident of resolving it favorably.
The Group has assessed the impact of the global pandemic on the financial statements, including the subsequent events upto the reporting date as below. As a result, the Group has recognised Rs 201 Mn as provision for doubtful debts during the year ended 31 March 2021, against customers in the travel and

(All amounts in Rs Mn unless otherwise stated)
hospitality sector. The appropriateness of the allowance for doubtful trade receivables pertaining to customers in travel and hospitality sector is subjective due to the high degree of significant judgment applied by management in determining the impairment provision.
During the year the Group received old outstanding (which was provided for in earlier years) amounting to Rs. 220 Mn from one of its government customer. The Group recorded the recovery of principal amount of Rs. 138 Mn as credit to the allowance for doubtful debts — trade receivables and interest component of Rs. 82 Mn in Other Income.
6(b)   Other financial assets
(i)
Other financial assets at amortised cost

	31 March 2021		31 March 2020		1 April 2019
	Current	Non-Current	Current	Non-Current	Current	Non-Current
Security deposits	112	33	128	25	79	62
Less -Allowance for doubtful security deposits	—	2	—	2	—	2
	112	31	128	23	79	60
Long term deposits with bank with maturity period more than 12 months [Refer Note (a) below]	—	153	30	205	—	178
Deposits with maturity more than 3 months but less than 12 months	106	—	823	—	480	—
Unpaid dividend account [Refer Note (b) below]	17	—	16	—	17	—
Others	21	61	9	39	—	—
	256	245	1,006	267	576	238
(a) Includes Rs. 145 Mn (31 March 2021 Rs. 156 Mn, 1 April 2019 Rs. 156 Mn) Held as margin money by bank against bank guarantees given to the Customers.
(b) Can be used only to settle unpaid dividend liability.
	31 March 2021		31 March 2020		1 April 2019
	Current	Non- Current	Current	Non- Current	Current	Non- Current
(ii) Financial assets at fair value through other comprehensive income – Non Current
Investments in equity instruments (fully paid) at
Fair Value through OCI

Unquoted equity securities	—	0	—	0	—	0

#
0 represents amount is below the rounding off norm adopted by the Group

(All amounts in Rs Mn unless otherwise stated)
	31 March 2021		31 March 2020		1 April 2019
	Current	Non- Current	Current	Non- Current	Current	Non- Current
(iii) Financial assets at fair value through profit or loss – Current
Investment in Mutual Funds – Quoted	124	—	137	—	3,651	—
(iv) Derivative Financial Assets
(i) Derivatives
Foreign exchange forward contracts designated as cash flow hedge	167	—	12	—	221	—
Total derivative financial assets	167	—	12	—	221	—
Total other financial assets	547	245	1,155	267	4,448	238
6(c)   Cash and cash equivalents consist of the following:
	31 March 2021	31 March 2020	1 April 2019
Balances with Banks
– in Current Accounts	4,211	4,179	4,379
– in EEFC account	3,061	751	—
Deposits with maturity less than three months	727	3,265	700
Total Cash and cash equivalents	7,999	8,195	5,079
There are no repatriation restrictions with regard to cash and cash equivalents as at the end of the reporting period and prior periods.
Reconciliation of liabilities whose cash flow movements are disclosed as part of financing activities in the statement of cash flows:
Particulars	As at 1st April 2020	Cash Flow during the year			Finance Charges Accrued	Others (Note 1)	As at 31 March 2021
		Proceeds	Payment	Net Cash Flows
Long term borrowings (including Current Maturities of long term debt)	320	—	(306)	(306)	—	—	14
Dividend Payable (including Corporate Dividend Tax )	16	—	(686)	(686)	—	687	17
Interest on borrowings	—	—	(7)	(7)	7	—	—
Lease liability	973	—	(425)	(425)	64	200	812
Fair value of NCI	1,994	—	(1,427)	(1,427)	—	141	708
	3,303	—	(2,851)	(2,851)	71	1,028	1,551

Note — 1
Others include interim dividend accrued during the year.

Particulars	As at 1st April 2019	Cash Flow during the year			Finance Charges Accrued	Others	As at 31 March 2020
		Proceeds	Payment	Net Cash Flows
Long term borrowings (including Current Maturities of long term debt) (Note 1)	81	281	(42)	239	—	—	320
Dividend Payable (including Corporate Dividend Tax ) (Note 2)	17	—	(1,469)	(1469)	—	1,468	16
Interest on borrowings	—	—	(5)	(5)	5	—	—
Lease liability	1,178		(367)	(367)	80	82	973
Fair value of NCI (Note 3)	1,954		(1,362)	(1,362)		1,402	1,994
	3,230	281	(3,245)	(2964)	85	2,952	3,303

(All amounts in Rs Mn unless otherwise stated)

Note 1 — Proceeds includes amount acquired through acquisition Rs. 7 Mn
Note 2 — Others include interim dividend accrued during the year.
Note 3 — Others include fair value of NCI on acquisition of WHISHWORKS.
6   Financial liabilities
6(d)   Non-Current Borrowings
	31 March 2021	31 March 2020	1 April 2019
Secured Loans Term loans
From Financial Institutions	3	13	37
Deferred Payment Liabilities
Property Plant & Equipments	—	32	62
Total non-current borrowings	3	45	99
Current Borrowings
Secured Loans
Current maturities of Term loans
From Financial Institutions	7	20	33
Unsecured Loans
Term loans
From Financial Institutions	—	282	1
Total current borrowings	7	302	34
(a)   Term loans from Financial Institution
 —  Secured by way of hypothecation of the vehicles financed. The loan amounts along with interest are repayable over the period of 2 to 3 years (equal monthly instalments) from the date of sanction of loan. The interest rate on above loans are within the range of 8.63% to 11.36%. per annum
 — Unsecured loan amount along with interest are repayable in 6 months from the date of sanction of loan. The interest rate on above loan is 3.95% per annum. During the year, the Group has repaid the loan amount along with interest.
(b)   The carrying amount of non-financial assets pledged as security for current and non-current borrowings are disclosed in Note 3(a).
6(e)   Trade Payable
These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid as per the agreed terms.
	31 March 2021		31 March 2020		1 April 2019
	Current	Non-Current	Current	Non-Current	Current	Non-Current
Trade Payables	3,398	325	2,634	206	1,647	—
	3,398	325	2,634	206	1,647	—

(All amounts in Rs Mn unless otherwise stated)
6(f)(i)   Other Financial liabilities
Financial Liability
	31 March 2021		31 March 2020		1 April 2019
	Current	Non-Current	Current	Non-Current	Current	Non-Current
Capital creditors	134	—	90	—	109	—
Employee benefits payable	1,515		1,266		1,123
Unclaimed dividend	17	—	16	—	17	—
Fair value of NCI	708	—	1,405	589	1,416	538
Total other financial liabilities	2,374	—	2,777	589	2,665	538
Fair value of NCI amounting to Rs. 708 Mn (31 March 2020 Rs. 1,994 Mn, 1 April 2019 Rs. 1,954 Mn) has been measured through fair valuation by other equity. Also refer note 26 and 27.
(ii)
Derivative Financial Liability

Designated as hedge instrument cash flow hedge
Foreign exchange forward contracts	61	—	276	—	9	—
Total derivative financial liabilities	61	—	276	—	9	—
Total other financial liabilities	2,435	—	3,053	589	2,674	538
6(g)   Fair value measurements
The carrying value and fair value of financial instruments by categories as of 31 March 2021, 31 March 2020 and 1 April 2019 were as follows:
As at 31 March 2021	FVPL	FVTOCI	Amortized Cost	Carrying amount	Fair value
Financial assets
Trade receivables	—	—	1,584	1,584	1,584
Investments in Mutual funds	124	—	—	124	124
Derivative instruments	—	167	—	167	167
Other long-term financial assets	—	—	245	245	245
Total Financial assets	124	167	1,829	2,120	2,120
Financial liabilities
Borrowings	—	—	3	3	3
Non controlling interest*	—	—	—	708	708
Trade payable	—	—	325	325	325
Derivative instruments	—	61	—	61	61
Total Financial liabilities	—	61	328	1,097	1,097
As at 31 March 2020	FVPL	FVTOCI	Amortized Cost	Carrying amount	Fair value
Financial assets
Trade receivables	—	—	383	383	383
Investments in Mutual funds	137	—	—	137	137
Derivative instruments	—	12	—	12	12
Other long-term financial assets	—	—	267	267	267

(All amounts in Rs Mn unless otherwise stated)
As at 31 March 2020	FVPL	FVTOCI	Amortized Cost	Carrying amount	Fair value
Total Financial assets	137	12	650	799	799
Financial liabilities
Borrowings	—	—	45	45	45
Non controlling interest*	—	—	—	1,994	1,994
Trade payable	—	—	206	206	206
Derivative instruments	—	276	—	276	276
Total Financial liabilities	—	276	251	2,521	2,521

As at 31 March 2019	FVPL	FVTOCI	Amortized Cost	Carrying amount	Fair value
Financial assets
Trade receivables	—	—	50	50	50
Investments in Mutual funds	3,651	—	—	3,651	3,651
Derivative instruments	—	221	—	221	221
Other long-term financial assets	—	—	238	238	238
Total Financial assets	3,651	221	288	4,160	4,160
Financial liabilities
Borrowings	—	—	99	99	99
Non controlling interest*	—	—	—	1,954	1,954
Derivative instruments	—	9	—	9	9
Total Financial liabilities	—	9	99	2,062	2,062
The carrying amounts of short-term financial assets and financial liabilities such as trade receivables (current), contract assets (current), security deposit (current), other bank deposits, other bank balances, other current financial assets, unpaid dividend account, cash and cash equivalents, current borrowings trade payables (current), employee benefits payable, unclaimed dividends, lease liabilities and capital creditors, are considered to be the same as their fair values, due to their short term nature.

*
Fair value of NCI amounting to Rs. 708 Mn (31 March 2020 Rs. 1,994 Mn, 1 April 2019 Rs. 1,954 Mn) has been measured through fair valuation by other equity. Also refer note 26 and 27.

(i)   Fair value hierarchy
This section explains the judgments and estimates made in determining the fair values of the financial instruments that are:
(a)   recognized and measured at fair value and
(b)   measured at amortized cost and for which fair values are disclosed in the financial statements.
To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standard.

(All amounts in Rs Mn unless otherwise stated)
An explanation of each level follows underneath the table.
Financial assets and liabilities measured at fair value – recurring fair value measurements at 31 March 2021	Level 1	Level 2	Level 3	Total
Financial assets
Financial Investments at FVPL
Mutual funds	124	—	—	124
Derivatives designated as hedges
Derivative Financial Assets	—	167	—	167
Financial assets at amortised costs
Trade receivables	—	1,584	—	1,584
Other long-term financial assets	—	245	—	245
Total financial assets	124	1,996	—	2,120
Financial Liability
Derivatives designated as hedges
Derivative Financial Liability	—	61	—	61
Other financial liabilities
Non controlling interest	—	—	708	708
Financial liabilities at amortised costs
Borrowings	—	3	—	3
Trade payable	—	325	—	325
Total financial Liability	—	389	708	1,097
Financial assets and liabilities measured at fair value – recurring fair value measurements at 31 March 2020	Level 1	Level 2	Level 3	Total
Financial assets
Financial Investments at FVPL
Mutual funds	137	—	—	137
Derivatives designated as hedges
Derivative Financial Assets	—	12	—	12
Financial assets at amortised costs
Trade receivables	—	383	—	383
Other long-term financial assets	—	267	—	267
Total financial assets	137	662	—	799
Financial Liability
Derivatives designated as hedges
Derivative Financial Liability	—	276	—	276
Other financial liabilities
Non controlling interest	—	—	1,994	1,994
Financial liabilities at amortised costs
Borrowings	—	45	—	45
Trade payable	—	206	—	206
Total financial Liability	—	527	1,994	2,521

(All amounts in Rs Mn unless otherwise stated)
Financial assets and liabilities measured at fair value – recurring fair value measurements as at 1 April 2019	Level 1	Level 2	Level 3	Total
Financial assets
Financial Investments at FVPL
Mutual funds	3,651	—	—	3,651
Derivatives designated as hedges
Derivative Financial Assets	—	221	—	221
Financial assets at amortised costs				-
Trade receivables	—	50	—	50
Other long-term financial assets	—	238	—	238
Total financial assets	3,651	509	—	4,160
Financial Liability
Derivatives designated as hedges
Derivative Financial Liability	—	9	—	9
Other financial liabilities
Non controlling interest	—	—	1,954	1,954
Financial liabilities at amortised costs
Borrowings	—	99	—	99
Total financial Liability	—	108	1,954	2,062
Level 1: Level 1 hierarchy includes financial instruments measured using quoted prices. This includes listed equity instruments, traded bonds and mutual funds that have quoted price. The fair value of all equity instruments (including bonds) which are traded in the stock exchanges is valued using the closing price as at the reporting period.
Level 2: The fair value of financial instruments that are not traded in an active market (for example, traded bonds, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities, contingent consideration and indemnification asset included in level 3.
The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of reporting period. There has been no transfer during the year.
(ii)   Valuation technique used to determine fair value
Specific valuation techniques used to value financial instruments include:
•
The use of quoted market prices for similar instruments.

•
Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

•
The fair value of the remaining financial instruments is determined using discounted cash flow analysis. Non controlling interest (Refer Note 13 and 27)

(i)
Revenue inputs — Based on past performance and management’s expectations of market development.

(ii)
Budgeted operating margin — Based on past performance and management’s expectations for the future.

(All amounts in Rs Mn unless otherwise stated)
(iii)
Pre-tax discount rates — Reflect specific risks relating to the relevant geography in which they operate.

Quantitative details of input used in valuation of fair value of NCI
	31 March 2021	31 March 2020	31 March 2019
Revenue (% annual growth rate)	10%	10%, 20%	20%
Budgeted operating margin (%)	25%	25%, 40%	40%
Pre-tax discount rate (%)	19.5%	9%, 19.5%	9%
If the revenue/ budgeted operating margin unobservable inputs used in the valuation of Level 3 financial liability for future acquisition had been 1% change than management’s estimates at 31 March 2021, does not have significant impact in its value and other equity.
(iv)   Movement of non controlling interest
Particulars	31-Mar-21	31-Mar-20
Opening non controlling interest*	1,994	1,954
Addition on account of acquisition	—	1,034
Additional stake acquisition payout	(1,427)	(1,362)
Fair value through other equity	141	368
Closing Non controlling interest	708	1,994

*
As at 31 March 2020 for year ended 31 March 2021 and as at 01 April 2019 for year ended 31 March 2020.

7   Contract assets
	31 March 2021 Current	31 March 2020 Current	1 April 2019 Current
Contract assets	717	1,107	653
Less: Allowance for doubtful contract assets	88	35	30
Net contract assets	629	1,072	623
Total contract assets	629	1,072	623
8   Employee benefit obligations Comprises of :
	31 March 2021			31 March 2020			1 April 2019
	Current	Non Current	Total	Current	Non Current	Total	Current	Non Current	Total
Leave Obligations (i)	159	348	507	157	375	532	141	433	574
Gratuity (iii)	63	348	411	82	218	300	11	236	247
Total	222	696	918	239	593	832	152	669	821
(i)   Leave Obligations
Compensated absences which are expected to occur within twelve months after the end of the period in which the employee renders the related services are recognised as undiscounted liability at the balance sheet date.
Compensated absences which are not expected to occur within twelve months after the end of the period in which the employee renders the related services are recognised as an actuarially determined liability at the present value of the defined benefit obligation at the balance sheet date.
The following amounts reflect leave that is expected to be taken or paid within next 12 months

(All amounts in Rs Mn unless otherwise stated)
	31 March 2021	31 March 2020	1 April 2019
Current leave obligations expected to be settled within next 12 months	159	157	141
(ii)   Defined contribution plans
The Group makes contribution towards Superannuation Fund, Pension Fund, Employee State Insurance Fund and Overseas Plans (related to the Branches in the United States of America, Ireland, Belgium and Switzerland), being defined contribution plans for eligible employees. The Group has charged the following amount in the Statement of Profit and Loss:
Amount recognized in the Statement of Profit and Loss	31 March 2021	31 March 2020
Superannuation fund paid to the Trust	16	20
Contribution plans (branches outside India)	976	853
Employees state insurance fund paid to the authorities	5	7
Pension fund paid to the authorities	125	116
Provident Fund – RPFC	29	23
Total	1,151	1,019
Defined benefit plans
The Group contributed towards defined benefit plan of Rs. 150 Mn (Previous year Rs.135 Mn) during the year to the employees provident fund trust, which has been charged to Statement of Profit and Loss.
(a)   Amount of the obligation recognised in Balance Sheet :
	31 March 2021	31 March 2020	1 April 2019
Description
Present value of the defined benefit obligation as at the end of the year	3,798	3,208	2,822
Fair value of plan assets at the end of the year	3,798	3,208	2,822
Liability/(Assets) recognized in the Balance Sheet	—	—	—
As the funded status is in surplus there is no need for any specific provision as at 31st March 2021 towards the Provident Fund by the Group. Hence the net liability to be recognised in the balance sheet is Rs. Nil
(b)   Principal actuarial assumptions at the Balance Sheet date
	31 March 2021	31 March 2020
Discount Rate	6.87%	6.70%
Return on Assets for Exempt PF Fund	6.72%	7.53%
Long term EPFO Rate	8.50%	8.50%

Description
Expected Contribution to the fund in the next year	248	241
(iii)   Gratuity
The Group provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employees last drawn basic salary per month computed proportionately for 15 days salary multiplied by the number of years of completed service.
The gratuity plan is a funded plan and the Group makes contributions to recognized funds in India.

(All amounts in Rs Mn unless otherwise stated)
Changes in the defined benefit obligation and fair value of plan assets as at 31 March 2020
	Present Value of Obligation	Fair Value of Plan Assets	Net Amount
1 April 2019	556	(309)	247
Added through Acquisition	17	—	17
Current Service Cost	100	—	100
Interest expense/ (income)	38	(25)	13
Total amount recognized in profit or loss	138	(25)	113
Remeasurements
Return on plan assets, excluding amounts included in interest	—	—	—
Actuarial changes arising from changes in demographic assumptions	(9)	2	(7)
Actuarial changes arising from changes in financial assumptions	(9)	—	(9)
Experience adjustments	(6)	1	(5)
Exchange differences	—	—	—
Total amount recognized in other comprehensive income	(24)	3	(21)
Employer’s Contributions	—	(32)	(32)
Benefit payments	(117)	93	(24)
31 March 2020	570	(270)	300
Changes in the defined benefit obligation and fair value of plan assets as at 31March 2021
	Present Value of Obligation	Fair Value of Plan Assets	Net Amount
1 April 2020	570	(270)	300
Current Service Cost	106	—	106
Interest expense/ (income)	35	(18)	17
Total amount recognized in profit or loss	141	(18)	123
Remeasurements
Return on plan assets, excluding amounts included in interest	—	—	—
Actuarial changes arising from changes in demographic assumptions	15	2	17
Actuarial changes arising from changes in financial assumptions	29	—	29
Experience adjustments	(22)	—	(22)
Exchange differences	—	(1)	(1)
Total amount recognized in other comprehensive income	22	1	23
Employer’s Contributions	—	(7)	(7)
Benefit payments	(111)	83	(28)
31 March 2021	622	(211)	411
The net liability disclosed above relates to funded and unfunded plans as follows:
	31 March 2021			31 March 2020			01 April 2019
	India	Outside India	Total	India	Outside India	Total	India	Outside India	Total
Present value of defined benefit obligation	532	—	532	483	—	483	456	—	456
Fair value of plan assets	(211)	—	(211)	(270)	—	(270)	(309)	—	(309)
Net defined benefit obligation	321	—	321	213	—	213	147	—	147
Unfunded plans	—	90	90	—	87	87	—	100	100
Total defined benefit obligation	321	90	411	213	87	300	147	100	247

(All amounts in Rs Mn unless otherwise stated)
Post employment benefits
The significant actuarial assumptions were as follows:
	31 March 2021		31 March 2020
	India	Others	India	Others
Discount rate	6.49% to 6.90%	1.7% to 2.8%	6.33% to 6.8%	1.11% to 3.66%
Future salary increase	7% for next 3 years and 5% thereafter	2% to 5.25%	0% for 1st year, 7% for next 3 years and 5% thereafter	2% to 5.25%
Life expectancy	11.78 years	13.18 Years	11.78 years	13.21 Years
Rate of return on plan assets	6.49% to 6.90%	—	6.33% to 6.8%	—
Sensitivity analysis
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:
	Change in assumptions		Impact on defined benefit obligation
			Increase in assumption		Decrease in assumption
	31 March 2021	31 March 2020	31 March 2021	31 March 2020	31 March 2021	31 March 2020
Discount rate	50 Basis Points	50 Basis Points	(28)	(24)	25	27
Salary growth rate	50 Basis Points	50 Basis Points	27	27	(28)	(25)
The sensitivity analyses above have been determined based on a method that extrapolates the impact on defined benefit
The major categories of plan assets are as follows:
	31 March 2021			31 March 2020			01 April 2019
	Quoted	Total	%	Quoted	Total	%	Quoted	Total	%
Insurance policies and cash	211	211	100%	270	270	100%	309	309	100%
The following payments are expected contributions to the defined benefit plan in future years:
	Less than a year	Between 1 – 2 years	Between 2 – 5 years	Over 5 years	Total
31 March 2021	44	43	182	525	794
31 March 2020	35	42	158	461	696
(iv)   The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified and the final rules / interpretation have not yet been issued. The Group will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.
9   Provisions
	31 March 2021			31 March 2020			01 April 2019
	Current	Non- Current	Total	Current	Non- Current	Total	Current	Non- Current	Total
Provision for Customer Contract	3	—	3	90	—	90	181	6	187
Others	—	—	—	—	—	—	1	50	51
Total	3	—	3	90	—	90	182	56	238

(All amounts in Rs Mn unless otherwise stated)
(i)   Information about individual provisions and significant estimates
Provision for customer contract
The group reviews the cost to complete for all significant projects at year end and a provision has been provided for the excess of cost to be incurred over balance life of the project over and above the revenue to be recognized over the balance life of the project.
(ii)   Movements in provisions
Movements in each class of provisions during the year, are set out below:
	Provision for customer contracts	Others
As at 01 April 2019	187	51
Charged/ (Credited) to profit or loss:
additional provisions recognized	—	—
amount used /adjusted during the year	97	51
As at 31 March 2020	90	—
Charged/ (Credited) to profit or loss:
additional provisions recognized	—	—
amount used /adjusted during the year	87	—
As at 31 March 2021	3	—
The group has made provisions for the above on a best estimate of the conditions prevailing as at the year end. The final amount that would be ultimately payable would be determined only at the time of closure of respective contracts. The group does not expect any reimbursements in respect of the above provisions.
10   Other Current and Non Current Liabilities
	31 March 2021	31 March 2020	01 April 2019
Other non-current liabilities
Payroll taxes	145	—	—
Contract liabilities	36	—	12
Total other non-current liabilities	181	—	12
Other current liabilities
Contract liabilities	536	439	380
Payroll taxes	150	41	12
Statutory dues including provident fund and tax deducted at source	1,406	827	750
Total other current liabilities	2,092	1,307	1,142
11   Equity share capital
Authorized equity share capital
	Number of shares	Amount
As at 01 April 2019	77,000,000	770
Increase during the year	—	—
As at 31 March 2020	77,000,000	770
Increase during the year	—	—
As at 31 March 2021	77,000,000	770

(All amounts in Rs Mn unless otherwise stated)
(i)   Movements in equity share capital
	Number of shares	Amount
As at 01 April 2019	61,783,874	618
Increase during the year	710,685	7
As at 31 March,2020	62,494,559	625
Issue of Shares	54,080	1
Shares extinguished on buy back (Refer note below)	(1,956,290)	(20)
As at 31 March 2021	60,592,349	606
Terms and rights attached to equity shares
The Company has one class of equity shares having a par value of Rs.10 per share. Every holder of equity shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. The dividend proposed by the Board of Directors is subject to the approval of shareholders in the ensuing Annual General Meeting, except in case of interim dividend. In the event of liquidation, the equity shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholding.
Shares reserved for issue under options
Information relating to Employee Stock Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 29.
Buy back of equity shares
On February 13, 2020, the Shareholders of the Company accorded their approval for buy-back of 1,956,290 fully paid equity shares of the face value of Rs. 10/- each at a price of up to Rs. 1,725 per share aggregating to Rs. 3,375 Mn. The buy-back was consummated on June 22, 2020 and accordingly, 1,956,290 fully paid equity shares have been extinguished from the share capital of the Company with corresponding reduction in Equity Share Capital, Securities Premium Account, General Reserve and Retained Earnings amounting to Rs. 20 Mn, Rs. 1,053 Mn, Rs. 250 Mn and Rs. 2,052 Mn respectively.

(All amounts in Rs Mn unless otherwise stated)
12   Reserves and Surplus
	31 March 2021	31 March 2020	01 April 2019
Capital reserves	11	11	11
Capital redemption reserve	36	17	17
Securities premium	39	1,053	614
Share options outstanding	523	83	180
General reserve	2,057	2,306	2,306
Retained earnings	20,689	19,729	16,808
Cash flow hedging reserve	77	(197)	156
Foreign currency translation reserve	882	511	—
Total reserves and surplus	24,314	23,513	20,092
(i) Capital Reserves
Opening Balance	11	11
Increase/ decrease during the year	—	—
Closing Balance	11	11
(ii) Capital redemption reserve
Opening Balance	17	17
Add: Increase due to buy back of equity shares	19	—
Closing Balance	36	17
(iii) Securities premium
Opening Balance	1,053	614
Add: Transferred from employee stock option	22	160
Add: Premium on shares issued for exercised options	17	279
Less: Decrease due to buy back of equity shares	(1,053)	—
Closing Balance	39	1,053
(iv) Employee stock option
Options granted till date	83	180
Less: Transferred to securities premium	(22)	(160)
Add: service cost for the year	462	63
Closing Balance	523	83
(v) General Reserve
Opening Balance	2,306	2,306
Less: Decrease due to buy back of equity shares	(249)	—
Closing Balance	2,057	2,306
(vi) Retained Earnings
Opening Balance	19,729	16,808
Net profit for the period	4,556	4,440
Add: Remeasurement gains on defined benefit plans	(9)	2
Add: Sale of subsidiary	—	(11)
Less: Impact of fair value of NCI	(36)	(42)
Less: Decrease due to buy back of equity shares including transaction cost	(2,864)	—
Less: Appropriations
Dividend paid	(687)	(1,249)
Corporate dividend tax on above*	—	(219)
Closing Balance	20,689	19,729

(All amounts in Rs Mn unless otherwise stated)

*
The subsidiary has declared dividend on which dividend distribution tax (DDT) was paid by the subsidiary. The Company has got credit for the same through adjustment against DDT deposited by the Company along payment of dividend to the shareholders. Considering the nature of DDT, being tax deposited on behalf of shareholders the Company has adjusted the said amount against reserves directly.

	Cash Flow Hedging Reserve	Foreign Currency Translation Reserve	Total
(vii) As at 01 April 2019	156	—	156
Fair Value changes on Cash Flow Hedges, net of tax Increase/(decrease) during the year	(353)	511	158
As at 31 March 2020	(197)	511	314
Fair Value changes on Cash Flow Hedges, net of tax Increase/(decrease) during the year	274	371	645
As at 31 March, 2021	77	882	959
Also refer note 20
Nature and purpose of reserves
Securities premium
Securities premium is used to record the premium on issue of shares. The premium is utilized in accordance with the provisions of the Companies Act 2013.
Share options outstanding
The share options outstanding is used to recognize the grant date fair value of options issued to employees under Coforge Employee Stock Option Plan 2005 (formerly NIIT Technologies Employee Stock Option Plan 2005).
General reserve
The General Reserve is as per the requirements of Companies Act, 2013 in respect of companies incorporated in India. General reserve, if any, of overseas subsidiaries are included as part of the retained earnings.
Cash flow hedging reserve
The group uses hedging instruments as part of its management of foreign currency risk associated with its highly probable forecasted transactions, i.e., revenue, as described within Note 20. For hedging foreign currency risk, the group uses Foreign Currency Forward Contracts which are designated as Cash Flow Hedges. To the extent these hedges are effective; the change in fair value of the hedging instrument is recognized in the Cash Flow Hedging Reserve. Amount recognized in the Cash Flow Hedging Reserve is reclassified to profit or loss when the hedged item effects profit and loss, under Revenue.
Foreign currency translation reserve
Exchange differences arising on translation of foreign operations are recognized in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operations are disposed-off.

(All amounts in Rs Mn unless otherwise stated)
13   Non-controlling interests (NCI)
At 1 April 2019	75
Add : Non-controlling share in the results for the year	236
Add:Acquisition of Whishworks (Refer note 26)	1,034
Less: sale of subsidiary	(73)
Less : Derecognition of NCI to Financial liability	(1,272)
At 31 March 2020	—
Add : Non-controlling share in the results for the year	104
Less : Derecognition of NCI to Financial liability	(104)
At 31 March, 2021	—
14   Revenue from operationss
	Year ended 31 March 2021	Year ended 31 March 2020
Sales of products	3,636	459
Sale of services	42,992	41,380
Total revenue from operations	46,628	41,839
Revenue from operations include gain/ (loss) on account of hedge amounting to Rs. (31) Mn and Rs 235 Mn for year ended 31 March 2021 and 31 March 2020 respectively
	Year ended 31 March 2021	Year ended 31 March 2020
Timing of revenue recognition
Goods transferred at a point in time	3,636	459
Services transferred over time	42,992	41,380
Total revenue from operations	46,628	41,839
14 (a) (i) Disaggregate revenue information
Refer note 25(b) for geographical revenue disaggregation. In addition the group maintain revenue by verticals:
The table below presents disaggregated revenues from operations by verticals:
Vertical	Year ended 31 March 2021	Year ended 31 March 2020
Banking and financial services	8,135	6,754
Insurance	15,135	12,694
Travel, transportation and hospitality	8,989	11,666
All Others	14,369	10,725
Total Revenue	46,628	41,839

(All amounts in Rs Mn unless otherwise stated)
(ii)   Revenue by Service line
	Year ended 31 March 2021	Year ended 31 March 2020
Application Development and Maintenance	12,496	13,556
Cloud and Infrastructure	9,652	7,322
Business Process Management	793	962
Product Engineering	7,321	6,234
Data & Integration	9,372	7,657
Intelligent Automation	6,994	6,108
Total Revenue	46,628	41,839

(iii)
Revenue by Project type

	Year ended 31 March 2021	Year ended 31 March 2020
Time-and-material	21,449	21,756
Fixed-price*	25,179	20,083
Total Revenue	46,628	41,839

*
Comprises fixed capacity, fixed monthly, transaction based and licensed related contract.

(iv)
Particulars pertaining to contract assets [Refer note 7]

	Year ended 31 March 2021	Year ended 31 March 2020
Balance at the beginning	1,072	623
Contract assets classified to trade receivable upon billing to customer out of opening contract assets	1,026	540
Also refer note 6(a) for trade receivables and note 10 for contract liability
(v)   Particulars pertaining to contract liability (Refer note 10)
	Year ended 31 March 2021	Year ended 31 March 2020
Balance at the beginning	403	390
Revenue recognized during the year from opening contract liability	403	377
(vi)   Performance obligations and remaining performance obligations
The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity’s performance completed to date, typically those contracts where invoicing is on time and material basis, fixed monthly / fixed capacity basis and transaction basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, and adjustment for revenue that has not materialized and adjustments for currency.
The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2021, other than those meeting the exclusion criteria mentioned above, is Rs. 4,254 Mn (Previous year Rs. 1,596 Mn, 1 April 19 Rs. 1,182 Mn). Out of this, the Group expects to recognize revenue of around Rs. 2,128 Mn (Previous year Rs. 1,512 Mn, 1 April 19 Rs. 1,024 Mn) within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty. Generally, customers have not terminated contracts without cause.

(All amounts in Rs Mn unless otherwise stated)
(vii)   Payment terms
Majority of the Group’s revenue involve payment terms less than one year from the date of satisfaction of performance obligation. However, in case of contracts for grant of right of use the contract for license, payments are due over license period. In these cases, the Group has identified that the contract contains significant financing component.
15   Other income, net
	Year ended 31 March 2021	Year ended 31 March 2020
Net gain on sale of investments
Dividend income from investment in mutual funds	—	12
Interest Income from financial assets at amortised cost	109	93
Gain on exchange fluctuations (net)	—	174
Gain on sale of Investments in equity instruments	—	116
Income on Financial Investments at fair value through profit and loss Mutual funds	8	188
Miscellaneous income [Refer note 6(a)]	209	151
Total other income	326	734
16   Employee benefits expense
Salaries, wages and bonus [Refer note (a) below]	26,062	23,691
Contribution to provident (and other) funds (Refer note 8)	1,303	1,151
Employee share-based payment expense (Refer note 29)	464	63
Gratuity (Refer note 8)	145	103
Staff welfare expenses	184	290
Total employee benefit expense	28,158	25,298
(a)   Salaries, wages and bonus includes transaction related expenses Nil (Previous Year Rs. 195 mn)
17   Depreciation and amortization expense
Depreciation of property, plant and equipment [Refer note 3(a)]	638	623
Depreciation of right of use assets [Refer note 3(b)]	291	283
Amortisation of intangible assets [Refer note 3(c) and 18(a)]	907	864
Total Depreciation and amortization expense	1,836	1,770

(All amounts in Rs Mn unless otherwise stated)
18   Other Expenses
	Year ended 31 March 2021	Year ended 31 March 2020
Facility related expenses	840	864
Communication expenses	229	268
Legal and professional	770	931
Travelling and conveyance	197	1,277
Recruitment expenses	227	313
Insurance premium	78	76
Loss on exchange fluctuations (net)	106	—
Allowance for doubtful debts – trade receivables and contract assets [Refer note (a) below and 21(b)]	384	172
Loss on sales of assets (net)	16	13
Expenditure towards Corporate Social Responsibilities activities	81	56
Marketing expenses	123	318
Transaction related expenses	46	40
Miscellaneous expenses	318	267
	3,415	4,595
(a)   Allowance for doubtful debts — trade receivables and contract assets include allowance for doubtful debts recorded due to Covid-19 amounting Rs 180 Mn for year ended 31 March 2021 (31 March 2020 Rs. 88 Mn)
19   Finance costs
	Year ended 31 March 2021	Year ended 31 March 2020
Interest on borrowings	15	5
Bank and financial charges	36	36
Unwinding of discounts on lease liability and others	92	114
Finance costs expensed in profit or loss	143	155
Costs and expenses are recognised when incurred and have been classified according to their nature. The costs of the Group are broadly categorised into employee benefit expenses, cost of hardware and third-party software for service delivery to clients, sub-contracting/ technical fees, depreciation and amortisation expense and other expenses. Other expenses mainly include fees paid to external consultants, facility related expenses, travel expenses, communication expenses, insurance expenses, bad debts and advances written off, allowance for doubtful trade receivables and advances (net), marketing expenses and miscellaneous expenses. Facility related expenses include lease rentals, electricity charges, repair & maintenance and other related costs. Cost pertaining to shareholders activity/ mergers and acquisitions is classified as transaction cost
20   Hedging activities and derivatives
The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency).
The Group manages its foreign currency risk of operating activities by hedging transactions that are expected to occur within a maximum 12-month period for hedges of forecasted sales.
When a derivative is entered into for the purpose of being a hedge, the Group negotiates the terms of those derivatives to match the terms of the hedged exposure. For hedges of forecast transactions the

(All amounts in Rs Mn unless otherwise stated)
derivatives cover the period of exposure from the point the cash flows of the transactions are forecasted up to the point of settlement of the resulting receivable or payable that is denominated in the foreign currency.
At 31 March 2021, the Company hedged 75% (31 March 2020: 75%), of its expected foreign currency sales. Those hedged sales were highly probable at the reporting date. This foreign currency risk is hedged by using foreign currency forward contracts.
The Group is holding the following foreign exchange forward contracts (highly probable forecasted sales) As at 31 March 2021
Particulars	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 month	Total
USD /INR
Notional amount (INR)	590	1,149	1,448	1,366	1,193	5,746
Average forward rate	78	78	77	77	76	77
GBP /INR
Notional amount (INR)	165	477	592	521	446	2,201
Average forward rate	97	98	100	102	105	101
EUR /INR
Notional amount (INR)	37	86	110	96	84	413
Average forward rate	88	89	91	82	93	91
AUD /INR
Notional amount	17	47	60	57	51	232
Average forward rate	54	55	56	57	59	56
As at 31 March 2020
Particulars	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 month	Total
USD /INR
Notional amount (INR)	520	1,114	1,430	1,373	1,161	5,598
Average forward rate	72	75	74	74	73	74
GBP /INR
Notional amount (INR)	149	517	587	428	366	2,047
Average forward rate	94	93	93	97	97	95
EUR /INR
Notional amount (INR)	37	120	141	100	90	488
Average forward rate	83	83	84	84	85	84
AUD /INR
Notional amount	13	45	65	—	—	123
Average forward rate	45	46	47	—	—	46

(All amounts in Rs Mn unless otherwise stated)
As at 31 March 2019
Particulars	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 month	Total
USD /INR
Notional amount (INR)	463	991	993	1,232	1,304	4,983
Average forward rate	70	71	73	75	73	73
GBP /INR
Notional amount (INR)	126	249	223	314	348	1,260
Average forward rate	96	95	96	99	96	97
EUR /INR
Notional amount (INR)	39	76	69	97	107	388
Average forward rate	86	85	86	89	85	86
AUD /INR
Notional amount	—	—	—	—	—	—
Average forward rate	—	—	—	—	—	—
The impact of the hedging instruments on the balance sheet is, as follows:
Foreign exchange forward contracts	Notional amount	Carrying amount	Line item in the statement of financial position	Change in fair value used for measuring ineffectiveness for the year
At 31 March 2021	8,592	106	Derivative instruments under current financial assets / liabilities	—
At 31 March 2020	8,256	(264)	Derivative instruments under current financial assets / liabilities	—
At 1 April 2019	6,629	212	Derivative instruments under current financial assets / liabilities	—
Impact of hedging activities
(a)   Breakup of carrying amount of hedge instruments:
	Carrying amount of hedging instrument
31-Mar-21	Assets	Liabilities	Maturity period
Cash flow hedge
Foreign exchange risk
Foreign exchange forward contracts	167	61	April 2021 to March 2022
	C arrying amount of hedging instrument
31-Mar-20	Assets	Liabilities	Maturity Period
Cash flow hedge
Foreign exchange risk
Foreign exchange forward contracts	12	276	April 2020 to March 2021

(All amounts in Rs Mn unless otherwise stated)
	Carrying amount of hedging instrument
01-Apr-19	Assets	Liabilities	Maturity Period
Cash flow hedge
Foreign exchange risk
Foreign exchange forward contracts	221	9	April 2019 to March 2020
(b)   Disclosure of effects of hedge accounting on financial performance
	Change in the value of hedging instrument recognised in other comprehensive income*		Amount reclassified from cash flow hedging reserve to profit or loss		Line item affected in statement of profit and loss because of the reclassification
Type of Hedge	31 March 2021	31 March 2020	31 March 2021	31 March 2020	31 March 2021	31 March 2020
Cash flow hedge
Foreign exchange risk	274	(353)	(31)	235	Revenue	Revenue

*
The resultant impact on the cash flow hedge reserve for the year ended March 31, 2021 and March 31, 2020; on account of changes in the fair value has been reconciled in Note No. 12

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.
21   Financial risk management
The Group’s principal financial liabilities, other than derivatives, comprise borrowings, trade and other payables. The borrowing of the Group constitute loan taken only for vehicle purchased. All the repayments are made out of internal accruals. The main purpose of these financial liabilities is to finance the Group’s operations and to provide guarantees to support their operations. The Group’s principal financial assets include trade and other receivables, cash and short-term deposits that derive directly from its operations. The Group also holds fair value through profit and loss investments and enters into derivative transactions.
The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by a financial risk committee that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial risk committee provides assurance to the Group’s senior management that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken and derivatives are used exclusively for hedging purposes. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarised below:
Market Risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by

(All amounts in Rs Mn unless otherwise stated)
market risk include loans and borrowings, deposits, fair value through profit and loss investments and derivative financial instruments.
 — Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
There are no significant borrowings on the financial statements. Hence, there is no significant concentration of interest rate risk (Refer note 19)
 — Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
Unhedged foreign currency exposure
Non-derivative foreign currency exposure as of 31 March, 2021, 31 March 2020 and 1 April 19 in major currencies is as below:
	Net financial Assets
Currencies	31 March 2021	31 March 2020	1 April 2019
USD/INR	1,161	1,917	1,635
GBP/INR	762	814	246
EURO/INR	186	157	142
AUD/INR	151	105	141
	Net financial Liabilities
Currencies	31 March 2021	31 March 2020	1 April 2019
USD/INR	68	131	25
GBP/INR	—	—	—
EURO/INR	—	—	—
AUD/INR	1	—	—
a)    Sensitivity
The sensitivity of profit or loss to changes in the exchange rates arises mainly from foreign currency denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges.
	Impact on Profit after Tax		Impact on other components of equity (excluding impact through Profit and Loss)
Currencies	31 March 2021	31 March 2020	31 March 2021	31 March 2020
USD Sensitivity
INR/USD – Increase by 3% (31 March 2020 – 3%)*	12	42	3	(6)
INR/USD – Decrease by 3% (31 March 2020 – 3%)*	(12)	(42)	(3)	6
EUR Sensitivity
INR/EUR – Increase by 3% (31 March 2020 – 3%)*	9	6	0	(1)
INR/EUR – Decrease by 3% (31 March 2020 – 3%)*	(9)	(6)	(0)	1

(All amounts in Rs Mn unless otherwise stated)
	Impact on Profit after Tax		Impact on other components of equity (excluding impact through Profit and Loss)
Currencies	31 March 2021	31 March 2020	31 March 2021	31 March 2020
GBP Sensitivity
INR/GBP – Increase by 3% (31 March 2020 – 3%)*	24	24	(2)	(1)
INR/GBP – Decrease by 3% (31 March 2020 – 3%)*	(24)	(24)	2	1
AUD Sensitivity
INR/AUD – Increase by 3% (31 March 2020 – 3%)*	3	3	(0)	(1)
INR/AUD – Decrease by 3% (31 March 2020 – 3%)*	(3)	(3)	0	1

*
Holding all other variables constant

b)   Credit Risk
Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.
Trade Receivables
The customers of the Group are primarily corporations based in the United States of America and Europe and accordingly, trade receivables are concentrated in the respective countries. The Group periodically assesses the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivables. The Group has used the expected credit loss model to assess the impairment loss or gain on trade receivables and contract assets, and has provided it wherever appropriate. In calculating expected credit loss, the Group has also taken into account estimates of possible effect from the pandemic relating to COVID -19 and has recorded provision of Rs. 180 Mn (31 March 2020 Rs. 55 Mn) and Nil (31 March 2020 Rs. 33 Mn) against outstanding receivables and contract assets respectively against one of its customer related to travel industry.
The following table gives the movement in allowance for expected credit loss for the year ended March 31, 2021:
	31 March 2021	31 March 2020
Balance at the beginning	783	655
Impairment loss recognized	385	172
Transfer from provision for customer contract	87	—
Amounts written off	(262)	(44)
Balance at the end	993	783
Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Group’s Board of Directors on an annual basis, and may be updated throughout the year subject to approval of the Group’s Finance Committee. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty’s potential failure to make payments.

(All amounts in Rs Mn unless otherwise stated)
c)   Liquidity Risk
The Group’s principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no major outstanding borrowings except small borrowings in form of term loans for vehicles and working capital limits from banks. The term loans are secured against hypothecation of the vehicles [refer note 6(d)], and working capital limit is secured by a first charge on the book debts of the Group and by a second charge on movable assets of the Group . However, the Group believes that the working capital is sufficient to meet its current requirements. Accordingly, no liquidity risk is perceived.
d)   Maturities of financial liabilities
The table below provides details regarding the contractual maturities of significant financial liabilities as of 31 March 2021:-
Particulars	Less than 1 Year	1 – 2 Years	2 – 4 Years	4 – 8 Years	Total
Borrowings	7	3	—	—	10
Trade Payables	3,398	206	44	75	3,723
Lease Liability	268	198	233	117	816
Other Financial Liabilities (excluding Borrowings)	2,435	—	—	—	2,435
	6,108	407	277	192	6,984
The table below provides details regarding the contractual maturities of significant financial liabilities as of 31 March 2020:-
Particulars	Less than 1 Year	1 – 2 Years	2 – 4 Years	4 – 8 Years	Total
Borrowings	302	45	—	—	347
Trade Payables	2,634	103	33	70	2,840
Lease Liability	317	223	318	120	978
Other Financial Liabilities (excluding Borrowings)	3,053	589	—	—	3,642
	6,306	960	351	190	7,807
The table below provides details regarding the contractual maturities of significant financial liabilities as of 01 April 2019:-
Particulars	Less than 1 Year	1 – 2 Years	2 – 4 Years	4 – 8 Years	Total
Borrowings	34	24	72	3	133
Lease Liability	280	272	377	252	1,181
Trade Payables	1,647	—	—	—	1,647
Other Financial Liabilities (excluding Borrowings)	2,674	538	—	—	3,212
	4,635	834	449	255	6,173
22   Capital Management
a)
Risk management

For the Group’s capital management, capital includes issued equity share capital, securities premium and all other equity reserves attributable to the shareholders. The primary objectives of the Group’s capital management are to maximise the shareholder value and safeguard their ability to continue as a going concern. The Group has no major outstanding borrowings except small borrowings in form of term loans for vehicles and working capital limits from banks. The term loans are secured against hypothecation of the

(All amounts in Rs Mn unless otherwise stated)
vehicles [refer note 6(d)] and working capital limit is secured by a first charge on the book debts of the Group and by a second charge on movable assets of the Group. The Group has complied with the financial covenants attached with above stated borrowings throughout the reporting period. The funding requirements are generally met through operating cash flows generated. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 March 2021 and 31 March 2020.
b)   Dividends
	31 March 2021	31 March 2020
(i) Equity Shares
Final dividend paid for the year ended 31 March 2020 of Rs. 11 per share	687	—
(ii)Interim dividend paid for the year ended 31 March 2021 of Rs. Nil (31 March 2020 – 20) per share	—	1,249
(iii) Dividends not recognised at the end of reporting period
In addition to the above dividends, since year end the directors have recommended the payment of Interim dividend of Rs. 13 per fully paid up equity share (31 March 2020 – Rs. 11 per share).	788	687
23   Group Information
(i)   Interest in Subsidiaries
The Company’s subsidiaries at 31 March 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of equity shares that are held directly by the company and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.
(ii)   There are no subsidiaries having material non controlling interest
Sr. No.	Name	Place of business/ country of incorporation	Ownership interest held by the Company (%)			Ownership interest held by the Non controlling interest (%)			Principal Activities
			31 March 2021	31 March 2020	01 April 2019	31 March 2021	31 March 2020	01 April 2019
	Direct subsidiaries
1	Coforge SmartServe Limited (formerly NIIT SmartServe Limited)	India	100	100	100	—	—	—	Software development
2	Coforge Services Limited (formerly NIIT Technologies Services Limited)	India	100	100	100	—	—	—	Software development
3	Coforge U.K. Limited (formerly NIIT Technologies Limited)	United Kingdom	100	100	100	—	—	—	Software development
4	Coforge Pte Limited (formerly NIIT Technologies Pacific Pte Limited)	Singapore	100	100	100	—	—	—	Software development
5	Coforge DPA Private Limited (formerly NIIT Incessant Private Limited)	India	100	100	90	—	—	10	Software development
6	Coforge GmbH (formerly NIIT Technologies GmbH)	Germany	100	100	100	—	—	—	Software development
7	Coforge Inc. (formerly NIIT Technologies Inc)	USA	100	100	100	—	—	—	Software development
8	Coforge Airline Technologies GmbH (formerly NIIT Airline Technologies GmbH)	Germany	100	100	100	—	—	—	Software development
9	Coforge FZ LLC(formerly NIIT Technologies FZ LLC)	Dubai	100	100	100	—	—	—	Software development

(All amounts in Rs Mn unless otherwise stated)
Sr. No.	Name	Place of business/ country of incorporation	Ownership interest held by the Company (%)			Ownership interest held by the Non controlling interest (%)			Principal Activities
			31 March 2021	31 March 2020	01 April 2019	31 March 2021	31 March 2020	01 April 2019
10	NIIT Technologies Philippines Inc (under liquidation)	Philippines	100	100	100	—	—	—	Software development
12	WHISHWORKS IT Consulting Private Limited, India	India	81.40	57.60	—	18.60	42.40	—	Software development
13	ESRI India Technologies Limited (till May 13, 2019)	India	—	—	88.99			11.01	Software development
	Stepdown subsidiaries
14	Coforge BV (formerly NIIT Technologies BV) (Wholly owned by Coforge U.K. Ltd.)	Netherlands	100	100	100	—	—	—	Software development
15	Coforge Limited (formerly NIIT Technologies Ltd) (Coforge Pte Ltd., Singapore)	Thailand	100	100	100	—	—	—	Software development
16	Coforge Technologies (Australia) Pty Limited (formerly NIIT Technologies Pty Ltd) (Wholly owned by Coforge Pte Ltd., Singapore)	Australia	100	100	100	—	—	—	Software development
17	Coforge Advantage Go (formerly NIIT Insurance Technologies Limited) (Wholly owned by Coforge U.K. Ltd., UK)	United Kingdom	100	100	100	—	—	—	Software development
18	Coforge S.A. (formerly NIIT Technologies S.A.) (Wholly owned by Coforge U.K. Ltd.)	Spain	100	100	100	—	—	—	Software development
19	Coforge BPM Inc. (formerly RuleTek LLC) (80% owned Coforge DPA Private Limited, India and 20% by Coforge DPA NA Inc. USA)	USA	100	80	67.5	—	20	32.5	Software development
20	Coforge DPA UK Ltd. (formerly Incessant Technologies. (UK) Limited) (Wholly owned by Coforge DPA Private Ltd.)	United Kingdom	100	100	90	—	—	10	Software development
21	Coforge DPA Ireland Limited (formerly Incessant Technologies (Ireland) Ltd., (Ireland) (Wholly owned by Coforge DPA Private Ltd.)	Ireland	100	100	90	—	—	10	Software development
22	Coforge DPA Australia Pty Ltd. (formerly Incessant Technologies (Australia) Pty Ltd.) (Wholly owned by Coforge DPA Private Ltd.)	Australia	100	100	90	—	—	10	Software development
23	Coforge DPA NA Inc. USA (formerly Incessant Technologies NA Inc.) (Wholly owned by Coforge DPA Private Ltd.)	USA	100	100	90	—	—	10	Software development
24	WHISHWORKS Limited, UK (Wholly owned by Wishworks IT Consulting Private Limited, India)	United Kingdom	81.40	57.60	—	18.60	42.4	—	Software development
25	Coforge SPÓŁKA Z OGRANICZONA ODPOWIEDZIALNOSCIA (formerly NIIT Technologies Spółka Z Ograniczona Odpowiedzialnoscia) (Wholly owned by Coforge U.K. Ltd., UK,	Poland	100	—	—	—	—	—	Software development

(All amounts in Rs Mn unless otherwise stated)
Sr. No.	Name	Place of business/ country of incorporation	Ownership interest held by the Company (%)			Ownership interest held by the Non controlling interest (%)			Principal Activities
			31 March 2021	31 March 2020	01 April 2019	31 March 2021	31 March 2020	01 April 2019
26	Coforge S.R.L., Romania (formerly NIIT Technologies S.R.L.) (Wholly owned by Coforge U.K. Limited, w.e.f. August 25, 2020)	Romania	100	—	—	—	—	—	Software development
27	Coforge A.B. Sweden (formerly NIIT Technologies A.B.) (wholly owned by Coforge U.K. Limited, w.e.f. September 07, 2020)	Sweden	100	—	—	—	—	—	Software development
28	Coforge SDN. BHD. Malaysia (formerly NIIT Technologies SDN. BHD), (Wholly owned by Coforge Pte Ltd., Singapore, w.e.f. June 25, 2020)	Malaysia	100	—	—	—	—	—	Software development
24   Related party transactions
Coforge Limited’s principal related parties consist of holding Company Hulst B.V., Netherlands, its own subsidiaries and key managerial personnel. The Group’s material related party transactions and outstanding balances are with related parties with whom the Group routinely enter into transactions in the ordinary course of business.
Transactions and balances with its own subsidiaries are eliminated on consolidation.
Ultimate Holding Company
Baring Private Equity Asia GP VII, LP, Cayman (w.e.f. May 17, 2019)
Holding Company
Hulst B.V., Netherlands (w.e.f. May 17, 2019)
Interest in Subsidiaries
Refer note 23.
A   List of related parties with whom the Group has transacted:
a)    Parties of whom the Group is an associate and their subsidiaries/associates (till May 17, 2019)
NIIT Limited (Includes Scantech Evaluation Services Limited and Evolve Services Limited)
NIIT USA Inc.
NIIT Sdn Bhd, Malaysia
Scantech Evaluation Services Limited
NIIT Limited, UK
Evolve Services Limited
NIIT Institute of Finance Banking and Insurance Training Ltd
NIIT China (Shanghai) Ltd
b)   Key managerial personnel Executive Officers
Sudhir Singh, Executive Director & Chief Executive Officer
Ajay Kalra, Chief Financial Officer
Madan Mohan, Executive Vice President
Gautam Samanta, Executive Vice President
Anurag Chauhan, Executive Vice President
Sanjay Mal, Chief Financial Officer (till November 12, 2019)

(All amounts in Rs Mn unless otherwise stated)
Directors
Sudhir Singh, Executive Director & Chief Executive Officer
Patrick John Cordes, Non Executive Director
Kenneth Tuck Kuen Cheong, Non Executive Director
Hari Gopalakrishnan, Non Executive Director
Ashwani Puri, Non Executive Director
Basab Pradhan, Non Executive Director
Holly J. Morris, Non Executive Director
Kirti Ram Hariharan, Non Executive Director
Rajendra S Pawar, Chairman (till May 17, 2019)
Vijay K Thandani, Non Executive Director (till May 17, 2019)
Arvind Thakur, Vice Chairman and Managing Director (till May 17, 2019)
c)   Parties in which the key managerial personnel or the relatives of the key managerial personnel are interested (till May 17, 2019)
Naya Bazar Novelties Private Limited
NIIT Institute of Information Technology
Indian School of Business
NIIT University
NIIT Foundation
d)   Parties in which the key managerial personnel or the relatives of the key managerial personnel are interested
Titan Company Limited
e)    List of other related parties
Particulars	Country	Nature of relationship
Coforge Limited Employees Provident Fund Trust (formerly NIIT Technologies Limited Employees Provident Fund Trust)	India	Post-employment benefit plan
Coforge Limited Employees Group Gratuity Scheme (formerly NIIT Technologies Limited Employees Group Gratuity Scheme)	India	Post-employment benefit plan
Coforge Limited Employees Superannuation Scheme (formerly NIIT Technologies Superannuation Scheme)	India	Post-employment benefit plan
Refer to Note 8 for information and transactions with post-employment benefit plans mentioned above

(All amounts in Rs Mn unless otherwise stated)
B   Details of transaction with related parties:
Nature of Transactions	Holding Company	Parties in whom the Group is an associate and their subsidiaries	Key Managerial Personnel	Parties in which Key Managerial Personnel of the Group are interested	Total
Receiving of Services	—	—	—	—	—
	—	(3)	—	—	(3)
Rendering of Services	—	—	—	5	5
	—	(29)	—	—	(29)
Dividend Paid	482	—	—	—	482
	(876)	—	—	—	(876)
Donations paid	—	—	—	—	—
	—	—	—	(53)	(53)
Figures in parenthesis represent Previous Year’s figures
C.   Transactions with Key Managerial Personnel (KMP)
The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:
Particulars	Year ended 31 March 2021	Year ended 31 March 2020
Short term employee benefits	199	341
Commission & sitting fees	21	27
Post employment benefits*	11	52
Remuneration paid	231	420
Share based payment expenses	355	52
Total of compensation	586	472

*
As gratuity and compensated absences are computed for all the employees in aggregate, the amounts relating to the key managerial personnel cannot be individually identified.

The amounts disclosed in the table are the amounts recognised as an expense during the reporting period related to key management personnel.
D.
Key Managerial Personnel interests in the Senior Executive Plan

Share options held by Key Managerial Personnel of the Company's Stock Option Plan 2005 to purchase Equity shares have the following expiry dates and exercise prices:

(All amounts in Rs Mn unless otherwise stated)
			Closing option as at
Grant year	Expiry date	Exercise price	31 March 2021	31 March 2020
FY 16-17	14 Jul 21 to 17 Jul 22	503.65	—	10,000
FY 17-18	31 Dec 21 to 31 Dec 24	10 to 706.05	9,000	9,000
FY 18-19	4 Sep 22 to 4 Sep 24	10 to 1364.4	63,020	85,220
FY 19-20	31 Dec 21 to 29 Mar 32	10	972,620	990,490
			1,044,640	1,094,710
No share options have been granted to the non-executive members of the Board of Directors under this scheme. Refer to note 29 for further details on the scheme.
E.
Outstanding balances with related parties:

Particulars	Receivables as at 31 March 2021	Receivables as at 31 March 2020	Receivables as at 01 April 2019	Payables as at 31 March 2021	Payables as at 31 March 2020	Payables as at 01 April 2019
Parties in which the key managerial personnel or the relatives of the key managerial personnel are interested	2	—	20	—	—	2
Parties in which Key Managerial Personnel are interested	—	—	—	—	—	—
Key Managerial Personnel	—	—	—	—	—	—
There is no allowance on account of impairment on receivables in relation to any outstanding balances, and no expense has been recognised in respect of such impairment of receivables due from related parties.
25
Segment Reporting

(a)
Description of segments and principal activities

The Group delivers services around the world directly and through its network of subsidiaries and overseas branches. The group is rendering Information Technology solutions and is engaged in Application Development and Maintenance, Managed Services, Cloud Computing and Business Process Outsourcing to organizations in a number of sectors viz. Financial Services, Insurance, Travel, Transportation and Logistics, Manufacturing and Distribution and Government.
The Chief Executive Officer of the Group being identified the Chief Operating Decision Maker (CODM), reviews the group’s revenue both from a products/ services and geographic perspective basis the customer location. However, CODM takes its decision for allocating resources of the entity and assessing its performance/ operating results on the basis of the geographical presence of the Group across the globe and has identified four reportable segments of its business:
1. Americas
2. Europe, Middle East and Africa (EMEA)
3. Asia Pacific (APAC)
4. India
No operating segments have been aggregated to form the above reportable operating segments.
The Chief Operating Decision Maker i.e., the Chief Executive Officer (CEO), primarily uses a measure of revenue and adjusted Earnings before Interest, Tax, Depreciation and Amortisation (Adjusted EBITDA)

(All amounts in Rs Mn unless otherwise stated)
to assess the performance of the operating segments. For this purposes, the Group calculated EBITDA by adding depreciation/ amortisation, finance costs and foreign exchange loss and reducing other income including foreign exchange gain from profit before income taxes. Earnings before Interest, Tax, Depreciation and Amortisation is further adjusted for event based impairments/recoveries to arrive at Adjusted EBITDA. The Group’s expenses/income, viz., depreciation/ amortisation, finance costs, foreign exchange gain/loss, event-based impairment/ recoveries, finance income and other income and income taxes are managed on a Group basis and are not allocated to operating segments. Assets and liabilities used in the group’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Accordingly, the CEO does not review assets and liabilities at reportable segments level. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.
(b)   Particulars
	Year ended 31 March 2021	Year ended 31 March 2020
Revenue from operations
Americas	22,236	20,040
Europe, Middle East and Africa	17,181	15,638
Asia Pacific	4,036	3,817
India	3,175	2,344
Total	46,628	41,839
Adjusted earnings before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA)
Americas	3,866	3,543
Europe, Middle East and Africa	3,604	3,621
Asia Pacific	408	335
India	(13)	(302)
Total	7,865	7,197
Depreciation and amortization	1,836	1,770
Event based impairments	180	88
Event based recoveries	—	57
Other income (net)	113	558
Profit before tax	5,962	5,954
Provision for tax	1,302	1,278
Profit after tax	4,660	4,676
EBITDA and adjusted EBITDA are non-GAAP measures.
Product/ service-wise revenue
Information regarding revenues from external customers for each product and service is disclosed in note 14 (a).
Information about major customers
No client individually accounted for more than 10% of the revenue from operations for the year ended 31 March 2021 and 31 March 2020
26
Business combinations

(a)   Summary of acquisition
On April 6, 2019, the Company executed a Share Purchase Agreement with shareholders of WHISHWORKS IT Consulting Private Limited (“WHISHWORKS”) for acquisition of 57.6% stake in WHISHWORKS.

(All amounts in Rs Mn unless otherwise stated)
The agreement was subject to certain approvals and substantive pre-conditions. Upon receipt of these approvals and completion of pre-conditions, the agreement became effective on June 15, 2019. Hence, June 15, 2019 is the acquisition date and WHISHWORKS results were consolidated from the said date. The Company also recorded transferred identifiable assets (tangible and intangible) basis fair valuation at the same date. The Group acquired WHISHWORKS to grow the digital integration business.
The Group has call and put option to acquire the remaining 42.4% stake of WHISHWORKS in two tranches as specified in the agreement. These options are exercisable at a price representative of fair value of the underlying shares at the option exercise date. Considering this and other terms of the agreement, the management has determined that the Group does not have present access to ownership interest for the shares underlying the call and put option. Accordingly, the Group continues to recognise non-controlling interest (NCI) for 42.4% shares. The Group has elected to measure NCI interest at its fair value. The Group has used price paid for 57.6% shares as starting point to arrive at fair value for remaining 42.4% NCI stake. Considering relative size of the shares and protective rights available to NCI interest, the management believes such determination is appropriate. After recording NCI interest, the Group has accounted for put option liability as per the policy explained in note 1 (s).
Details of purchase consideration, net assets acquired and goodwill are as follows:
Purchase consideration	Amount
Cash paid for acquisition of 57.6% stake	1,494
Total purchase consideration	1,494
The assets and liabilities recognised as a result of the acquisition are as follows:
Fair value
Identified tangible assets and liabilities
Property, plant and equipment	46
Other non current assets	38
Current assets	795
Non current liabilities	(47)
Current liabilities	(608)
Deferred tax assets/ (liabilities)	(196)
Identified intangible assets
Brand	200
Customer contracts/ relationships / Order Backlog	620
Non-compete fees	85
Net identifiable assets and liabilities	933
Calculation of goodwill	Fair value
Total Purchase consideration (A)	1,494
Fair value of non-controlling interest (B)	1,034
Net identifiable assets acquired ( C)	933
Goodwill (A+B-C)	1,595
The goodwill is attributable to the workforce and expected synergies of acquired business, which are not separately recognised. Goodwill is allocated to EMEA and India segments, for impairment testing. None of the goodwill recognised is expected to be deductible for income tax purposes.
No material contingent liabilities have been acquired as part of business combination.
(i)   Acquired receivables
The Group has acquired receivables having gross contractual amount and net carrying amount of Rs. 266 Mn. No adjustments have been made to acquired trade receivables, i.e., their fair value is the same as the carrying amount. It is expected that the full contractual amounts of receivables can be collected.

(All amounts in Rs Mn unless otherwise stated)
(ii)   Revenue and profit contribution
The acquired business contributed revenues and profits to the group for the period 31 March 2020 as follows:
(a)
Revenue of Rs. 1,643 Mn and profit of Rs. 216 Mn (after NCI) for the period 15 June 2019 to 31 March 2020.

(b)
If the acquisitions had occurred on 1 April 2019, consolidated pro-forma revenue and profit for the year ended 31 March 2020 would have been increased/(decreased) by Rs. 297 Mn and Rs. (39) Mn respectively.

(b)   Purchase consideration — cash outflow
Amount
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration	1,494
Less: balances acquired
Cash and Bank	238
Net outflow of cash — investing activities	1,256

(c)
Deferred tax liability

The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.
(d)
Fair value of NCI

Basis the call and put option as accounted for in accordance with the accounting policy [note 1(s)], the movement of NCI of WHISHWORKS is as follows:
At 1 April 2019	—
Acquisition date fair value	1,034
Add : Non-controlling share in the results for the year	159
Less: payment to owners	—
Add/(less): Fair valuation impact of put option liability	80
At 31 March 2020	1,273
Add : Non-controlling share in the results for the year	89
Less: payment to owners	(689)
Add/(less): Fair valuation impact of put option liability	35
At 31 March, 2021	708

27
(a) Acquisition of second tranche in Coforge BPM Inc. (formerly Ruletek LLC)

The Group during year ended March 31, 2018 acquired 55% in Coforge BPM Inc. with call and put option to acquire the remaining 45 % over the period of 3 years. As at April 1, 2019, the Group held 67.5%, as at March 31, 2020 80%, and as at March 31,2021, the Group holds 100% of shareholding. The movement of NCI is as follows:
At 1 April 2019	944
Add : Non-controlling share in the results for the year	79
Less: payment to owners	(409)
Add/(less): Fair valuation impact of put option liability	106
At 31 March 2020	720

(All amounts in Rs Mn unless otherwise stated)
Add : Non-controlling share in the results for the year	15
Add/(less): Fair valuation impact of put option liability	(13)
Less: payment to owners	(722)
At 31 March, 2021	—

28
Assets held for sale / sale of subsidiary

As at March 31, 2019, the Group was holding 88.99% shareholding in ESRI India Technologies Limited (ESRI India), forming part of India segment. During March 2019, ESRI Inc., USA (11.01% Shareholder of ESRI India) expressed its interest by offering to purchase Company’s entire holding of 8,90,000 equity shares of the face value of INR 10 each, at a consideration of Rs. 897 Mn. The Group had accepted the expression of interest and in-principle agreed for sale. Pursuant to the Share Purchase agreement dated April 6, 2019, the Group sold its entire stake of 88.99% shareholding in ESRI India to ESRI Inc., USA on May 13, 2019.
The Group, as at March 31, 2019, classified the assets of ESRI India amounting to Rs. 1,144 Mn and liabilities of Rs. 333 Mn as asset held for sale.
Financial information relating to above mentioned transaction are as follows
Details of the sale of subsidiary Consideration received	Amount
Cash	897
Carrying amount of net assets sold	801
Gain on sale before income tax (included under the head other income)	96

a.
The major classes of assets and liabilities of Esri India Technologies Limited were classified as held for sale as at 1 April 2019 and as on date of sale i.e. May 13, 2019 are, as follows:

	13-May-19	01-Apr-19
Assets
Property, plant and equipment	—	33
Cash and cash equivalents	—	115
Other current and non current assets	—	996
Assets classified as held for sale	—	1,144
Liabilities
Other current and non current liabilities	—	333
Liabilities directly associated with assets classified as held for sale	—	333
Net assets directly associated with disposal group	—	811

b.
Carrying amount of net assets sold

Net Carrying value as on 1 April 2019	811
Less: Loss for the period 1 Apr 2019 to 13 May 2019	10
Carrying amount of net assets sold as on 13 May 2019	801
From the Group perspective, ESRI India does not represent a major line of business or geographical area of operations. Accordingly, the same has not been considered as a discontinued operations.
29   Employees’ Stock Option Plans (ESOP)
(a)
Employee stock option plan

The establishment of the Coforge Employee Stock Option Plan 2005 (formerly NIIT Technologies Employee Stock Option Plan 2005) (ESOP 2005) was approved by the shareholders in the annual general

(All amounts in Rs Mn unless otherwise stated)
meeting held on 18 May, 2005. The ESOP 2005 is designed to offer and grant share-based payments for the benefit of employees of the Company and its subsidiaries, who are eligible under Securities Exchange Board of India (SEBI) Guidelines (excluding promoters). The ESOP 2005 allowed grant of options of the Group in aggregate up to 3,850,000, in one or more tranches. During the previous year the company had added 900,000 additional option in the existing ESOP plan over and above earlier options issued by the  Company. Under the plan, participants are granted options which vest upon completion of such terms and conditions as may be fixed or determined by the Board in accordance with the provisions of law or guidelines issued by the relevant authorities in this regard.
Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits. As per the plan each option is exercisable for one equity share of face value of Rs 10 each fully paid up on payment to the Group for such shares at a price to be determined in accordance with ESOP 2005. Hence, the plan is equity settled for the Group.
Set out below is a summary of options granted under the plan:
	31 March 2021		31 March 2020
	Average exercise price per share	Number of options	Average exercise price per share	Number of options
Opening balance	69.02	1,719,230	436.32	968,340
Granted during the year	10.00	32,875	10.00	1,532,230
Exercised during the year*	315.56	54,080	401.96	710,685
Forfeited/ lapsed during the year	187.62	123,532	474.14	70,655
Closing balance	50.02	1,574,493	69.02	1,719,230
Vested and exercisable		261,303		98,520

*
The weighted average share price at the date of exercise of the options exercised during the year ended 31 March 2021 was Rs. 1,976.04 (31 March 2020- Rs. 1,451.95)

The weighted average remaining contractual life for the share options outstanding as at 31 March 2021 was 3.31 years (31 March 2020: 3.78 years)
The weighted average fair value of options granted during the year was Rs. 1,681 (31 March 2020: Rs. 1,053.65).
The range of exercise prices for options outstanding at the end of the year was Rs. 10 to Rs. 1048.90 (31 March 2020: Rs. 10 to Rs. 1,364.40) with vesting condition related to service period and performance.
ii)
Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant Year	Vesting conditions	Vesting Date	Expiry date	Exercise price	Fair Value at the grant date	Share options outstanding as at
						31 March 2021	31 March 2020	1 April 2019
2014-15	Service	09-May-16 to 15-Oct-19	09-May-19 to 15-Oct-22	374.05 to 409.75	102.45 to 135.48	—	—	135,000
2015-16	Service	19-Oct-16 to 09-Aug-19	19-Oct-19 to 19-Oct-23	493.6 to 493.6	125.33 to 186.89	—	—	200,000
2016-17	Service	20-Jun-17 to 20-Jun-21	20-Jun-20 to 20-Jun-24	10 to 534.3	136.04 to 486.55	—	35,130	331,430
2017-18	Service	23-Jun-18 to 23-Jun-21	23-Jun-21 to 23-Jun-24	10 to 706.05	175.54 to 667.05	68,000	77,950	150,900
2018-19	Service	23-May-19 to 20-Mar-22	23-May-22 to 20-Mar-25	10 to 1364.4	296.72 to 1319.16	48,720	73,920	151,010

(All amounts in Rs Mn unless otherwise stated)
Grant Year	Vesting conditions	Vesting Date	Expiry date	Exercise price	Fair Value at the grant date	Share options outstanding as at
						31 March 2021	31 March 2020	1 April 2019
2019-20	Service and service/ performance	31-Mar-21 to 29-Mar-27	31-Dec-21 to 29-Mar-32	10	879.3 to 1183.04	1,424,898	1,532,230	—
2020-21	Service and service/ performance	30-Sept-21 to 30-Sept-25	31-Dec-21 to 31-Dec-25	10	915.67 to 2571.87	32,875	—	—
Total						1,574,493	1,719,230	968,340

(i)
Fair value determination of options granted

The fair value at grant date is determined using the Black Scholes Model as per an independent valuer’s report, having taken into consideration the market price being the latest available closing price prior to the date of the grant, exercise price being the price payable by the employees for exercising the option and other assumptions as annexed below:
Grant Year	Market Price at the grant date	Fair Value at grant date	Exercise Price	Volatility*	Average Life of the Options (in Years)	Risk Less Interest Rate	Dividend yield rate
FY 2019-20	1,147.75 to 1,239.55	879.3 to 1,183.04	10	34% to 42.48%	1.38 to 9.5	4.82% to 6.53%	2.74%
FY 2020-21	1,101.85 to 2,554.45	915.67 to 2,571.87	10	34.67% to 49.93%	1.5 to 5	3.76% to 6.25%	2.12% to 2.74%

*
The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome

(b)
Stock appreciation rights

In financial year 2018-19, the Group issued the stock appreciation rights, liability for which is measured initially and at the end of each reporting period until settled, at the fair value of the SARs by applying a black Scholes model, taking into account the terms and conditions on which the SARs were granted and the extent to which the employees have rendered services to date. The carrying amount of the liability relating to the SARs at 31 March 2021 was Rs 43 Mn (31 March 2020: Rs 9 Mn) and expense recognised during the year Rs 34 Mn (31 March 2020: Rs 5 Mn). No SARs had vested at 31 March 2021 and 31 March 2020, respectively.
(c)
Expense arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised in profit or loss as part of employee benefit expense were as follows:
	31 March 2021	31 March 2020
Expense arising from equity-settled share-based payment transactions	464	63
30   Earnings per Share
	Year ended March 31, 2021 In USD	Year ended March 31, 2021 In INR	Year ended March 31, 2020 In INR
	Refer note 2(b)
(a) Basic earnings per equity share of Rs 10 each Attributable to the equity holders of the Company (Rs. Per share)	1.01	74.68	71.39

(All amounts in Rs Mn unless otherwise stated)
	Year ended March 31, 2021 In USD	Year ended March 31, 2021 In INR	Year ended March 31, 2020 In INR
	Refer note 2(b)
(b) Diluted earnings per equity share of Rs 10 each Attributable to the equity holders of the Company (Rs. Per share)	0.99	73.29	70.97
(c) Reconciliations of earnings used in calculating earnings per share
Basic earnings per share
Profit attributable to the equity holders of the Company used in calculating basic earnings per share:	62	4,556	4,440
Diluted earnings per share
Profit attributable to the equity holders of the Company used in calculating diluted earnings per share	62	4,556	4,440
(d) Weighted average number of shares used as the denominator Weighted average number of equity shares used as the denominator in calculating basic earnings per share (numbers)	61,007,773	61,007,773	62,192,226
Adjustments for calculation of diluted earnings per share:
Dilutive impact of stock options outstanding (numbers)	1,158,187	1,158,187	370,803
Weighted average number of equity shares and potential equity shares used as the denominator in calculating diluted earnings per share (numbers)	62,165,960	62,165,960	62,563,029
(e)   Information concerning the classification of securities Stock Options outstanding
Options granted to employees under the Employee stock option plan 2005 are considered to be potential equity shares. They have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 29.
31   Subsequent event
a.
Acquisition of first and second tranche in SLK Global

Subsequent to the year end, the Group made a strategic investment in M/s SLK Global Solutions Private Limited (the “Investee Company”) and its subsidiaries on April 12, 2021, and entered into the Share Purchase Agreement and Shareholders Agreement to acquire 80% equity shares over a period of two years from the existing shareholders of the Investee Company. The purpose of this acquisition is to further strengthen the financial services vertical and scales the BPM operations.
Out of this, 35% stake of the Investee Company was purchased on April 12, 2021 and additional stake of 25% was purchased on April 28, 2021, aggregating to 60% of the total share capital of the Investee Company. Both these transactions are linked transactions and the Group has determined April 28, 2021 as the date of acquisition of control.
As per the terms of the agreement, the Group will acquire the remaining stake of 20% after two years at a price representative of the fair value. On acquisition, the Group recorded identifiable assets basis preliminary fair valuation as the Group is in process of concluding the fair valuation assessment.
Details of purchase consideration, net assets acquired and goodwill are as follows:
Purchase consideration	Amount
Cash paid for acquisition of 60% stake along with profit during step up acquisition period	9,201
Total Purchase consideration	9,201

(All amounts in Rs Mn unless otherwise stated)
The assets and liabilities recognised as a result of the acquisition are as follows (provisional):
Fair value
Identified tangible assets and liabilities
Property, plant and equipment	761
Right of Use Asset	325
Other Assets	157
Net Current assets	1,067
Cash and bank balances	739
Acquired liabilities	(173)
Lease Liability	(358)
Deferred tax assets	92
Identified intangible assets
Customer Contract and related Relationships	3,100
Non-compete fees	48
Deferred tax liabilities	(685)
Net identifiable assets and liabilities	5,073
Calculation of goodwill	Fair value
Total Purchase consideration (A)	9,201
Fair value of NCI (B) (40%)	2,029
Net identifiable assets and liabilities (C)	5,073
Goodwill (A+B-C)	6,157
The goodwill is attributable to the workforce and expected synergies of acquired business, which are not separately recognised. Goodwill is allocated to Americas segments, for impairment testing. None of the goodwill recognised is expected to be deductible for income tax purposes.
No material contingent liabilities have been acquired as part of business combination.
(b)
Acquired receivables

The Group has acquired receivables having gross contractual amount and net carrying amount of Rs. 590 Mn. No adjustments have been made to acquired trade receivables, i.e., their fair value is the same as the carrying amount. It is expected that the full contractual amounts of receivables can be collected.
(c)
Purchase consideration — cash outflow

Amount
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration	9,183
Less: balances acquired
Cash and Bank	739
Net outflow of cash	8,444

(All amounts in Rs Mn unless otherwise stated)
32
First- time adoption of IFRS

Transition to IFRS
These are the Company’s first financial statements prepared in accordance with IFRS.
The Group’s consolidated financial statements (CFS) for the year ended 31 March 2021 are the first annual financial statements which the Group has prepared in accordance with IFRS. For periods up to and including the year ended 31 March 2021, the Group prepared its CFS in accordance with Indian Accounting Standards (Ind AS), notified under the Companies (Indian Accounting Standards) Rules 2015 (as amended).
Accordingly, the Group has prepared CFS, which comply with IFRS applicable for periods ending on or after 31 March 2021, together with the comparative period data as at and for the year ended 31 March 2020, as described in the summary of significant accounting policies. In preparing the CFS, the Group’s opening balance sheet was prepared as at 1 April 2019, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its Ind AS CFS, including the balance sheet as at 1 April 2019 and the CFS as at and for the year ended 31 March 2020.
Exemptions applied
IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. The Group has applied the following exemptions:
a.
The Group has elected that it will not apply IFRS 3 Business Combinations retrospectively to business combination (including acquisitions of subsidiaries that are considered businesses for IFRS) occurring before 1 April 2019. Use of this exemption implies that Ind AS carrying amounts of assets and liabilities, which are required to be recognized under IFRS, is their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS balance sheet. The Group did not recognize or exclude any previously recognized amounts as a result of IFRS recognition requirements.

IFRS 1 also requires that Ind AS carrying amount of goodwill must be used in the opening IFRS balance sheet (apart from adjustments for goodwill impairment and recognition or derecognition of intangible assets). In accordance with IFRS 1, the Group has tested goodwill for impairment at the date of transition to IFRS. No goodwill impairment was deemed necessary at 1 April 2019.
b
Cumulative currency translation differences for all foreign operations are deemed to be zero as at 1 April 2019, i.e., date of transition to IFRS.

c
IFRS 2 Share-based Payment has not been applied to equity instruments in share-based payment transactions that vested before the date of transition to IFRS. For cash-settled share-based payment transactions, the Group has not applied IFRS 2 to liabilities that were settled before the date of transition to IFRS.

d
The group has applied IFRS 15 retrospectively. However, it has not applied IFRS 15 to contracts that were completed before the Group’s date of transition to IFRS. For this purpose, a completed contract is a contract for which the Group has transferred all of the goods or services identified in accordance with Ind AS.

e
Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right to use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application.

(All amounts in Rs Mn unless otherwise stated)
The group also availed the exemption for the lease payments associated with leases for which the lease term ends within 12 months and leases for which the underlying asset is of low value have been recognized as an expense on either a straightline basis over the lease term or another systematic basis.
IFRS Mandatory Exceptions
Estimates
The estimates at 1 April 2019 and at 31 March 2020 are consistent with those made for the same dates in accordance with Ind AS (after adjustments to reflect any differences in accounting policies) except for the items where application of Ind AS did not require similar estimation. The estimates used by the Group to present these amounts in accordance with IFRS reflect conditions at 1 April 2019 the date of transition to IFRS and as of 31 March 2020.
Hedge accounting
The Group uses derivative financial instruments, such as forward currency contracts, to hedge its foreign currency risks. The Group has reflected only those hedge relationships in its opening balance sheet which qualify for hedge accounting under IFRS 9 at that date.
33
Reconciliations between previous GAAP and IFRS

IFRS 1 requires an entity to reconcile equity, total comprehensive income and cash flows for prior periods. The following tables represent the reconciliations from previous GAAP to IFRS.
Reconciliation of equity as at date of transition (01 April 2019)*
Particulars	Ind AS	Re-measurements	Reclassification	IFRS
		Refer Note (i) below	Refer Note (iii) below
ASSETS
Non-current assets
Property, plant and equipment	4,191	—	(247)	3,944
Right of Use asset	993	—	261	1,254
Capital work in progress	14	—	(14)	—
Goodwill	2,448	56	—	2,504
Other intangible assets	1,548	12		1,560
Deferred tax assets (net of liabilities)	1,090	—	(36)	1,054
Trade receivables	45	—	5	50
Contract assets	—	—	—	—
Income tax assets (net of provisions)	—	—	203	203
Other non-current assets	77	—	—	77
Other financial assets at amortised cost	243	—	(5)	238
Total non-current assets	10,649	68	167	10,884
Current assets Trade receivables	5,877	—	626	6,503
Contract assets	—	—	623	623
Investments	3,651	—	(3,651)	—
Current tax assets (net)	203	—	(203)	—
Cash and cash equivalents	5,079	—	—	5,079
Bank balances other than above	497	—	(497)	—
Other financial assets	1,549	—	2,899	4,448
Other current assets	1,136	—	—	1,136

(All amounts in Rs Mn unless otherwise stated)
Particulars	Ind AS	Re-measurements	Reclassification	IFRS
		Refer Note (i) below	Refer Note (iii) below
Total current assets	17,992	—	(203)	17,789
Assets classified as held for sale	1,144	—	—	1,144
TOTAL ASSETS	29,785	68	(36)	29,817
EQUITY
Equity share capital	618	—	—	618
Other equity
Reserves and surplus	19,978	114	—	20,092
Equity attributable to owners of Coforge Limited	20,596	114	—	20,710
Non-controlling interests	75	—	—	75
Total equity	20,671	114	—	20,785
LIABILITIES
Non-Current Liabilities
Borrowings	100	—	(1)	99
Lease Liability	—	—	901	901
Deferred tax liabilities (net of assets)	395	(46)	(36)	313
Other financial liabilities	1,438	—	(900)	538
Employee benefit obligations	—	—	669	669
Provisions	725	—	(669)	56
Non-current liabilities	12	—	—	12
Total non- current liabilities	2,670	(46)	(36)	2,588
Current liabilities
Borrowings	—	—	34	34
Trade payables	1,647	—	—	1,647
Lease liabilities	—	—	280	280
Other financial liabilities	1,865	—	809	2,674
Employee benefit obligations	—	—	152	152
Provisions	334	—	(152)	182
Other current liabilities	2,265	—	(1,123)	1,142
Total current liabilities	6,111	—	—	6,111
Total Liabilities
Liabilities directly associated with the assets classified as held for sale	333	—	—	333
TOTAL LIABILITIES	9,114	(46)	(36)	9,032
TOTAL EQUITY AND LIABILITIES	29,785	68	(36)	29,817

*
The previous GAAP figures have been reclassified to conform to IFRS presentation requirements for the purposes of this Note

(All amounts in Rs Mn unless otherwise stated)
Reconciliation of equity as at 31 March 2020*
Particulars	Ind AS	Re-measurements	Reclassification	IFRS
		Refer Note (i)below	Refer Note (iii) below
ASSETS
Non-current assets
Property, plant and equipment	4,013	—	(255)	3,758
Right of Use asset	792	—	258	1,050
Capital work in progress	3	—	(3)	—
Goodwill	4,091	120	—	4,211
Other intangible assets	1,897	22	—	1,919
Deferred tax assets (net of liabilities)	1,302	—	87	1,215
Trade receivables	—	—	383	383
Contract assets	—	—	—	—
Income tax assets (net of provisions)	—	—	411	411
Other non-current assets	140	—	—	140
Other financial assets at amortised cost	650	—	(383)	267
Total non-current assets	12,888	142	324	13,354
Current assets
Trade receivables	8,565	—	1,176	9,741
Investments	137	—	(137)	—
Contract assets	—	—	1,072	1,072
Current tax assets (net)	411	—	(411)	—
Cash and cash equivalents	8,195	—	—	8,195
Bank balances other than above	839	—	(839)	—
Other financial assets	2,427	—	(1,272)	1,155
Other current assets	936	—	—	936
Total current assets	21,510	—	(411)	21,099
TOTAL ASSETS	34,398	142	(87)	34,453
Equity
Equity share capital	625	—	—	625
Other equity		—
Reserves and Surplus	23,340	173	—	23,513
Equity attributable to owners of Coforge Limited	23,965	173	—	24,138
Non-controlling interests	—	—	—	—
Total equity	23,965	173	—	24,138
LIABILITIES
Non-Current Liabilities
Borrowings	48	—	(3)	45
Trade payables	206	—	—	206
Lease Liability	—	—	661	661
Provisions	593	—	(593)	—
Deferred tax liabilities (net of assets)	397	(31)	(87)	279
Other financial liabilities	1,247	—	(658)	589
Employee benefit obligations	—	—	593	593
Total non- current liabilities	2,491	(31)	(87)	2,373
Current liabilities

(All amounts in Rs Mn unless otherwise stated)
Particulars	Ind AS	Re-measurements	Reclassification	IFRS
		Refer Note (i)below	Refer Note (iii) below
Borrowings	—	—	302	302
Trade payables	2,634	—	—	2,634
Lease liabilities	—	—	317	317
Other financial liabilities	2,406	—	647	3,053
Employee benefit obligations	—	—	239	239
Provisions	329	—	(239)	90
Other current liabilities	2,573	—	(1,266)	1,307
Total current liabilities	7,942	—	—	7,942
TOTAL LIABILITIES	10,433	(31)	(87)	10,315
TOTAL EQUITY AND LIABILITIES	34,398	142	(87)	34,453

Reconciliation of total comprehensive income for the year ended 1 April 2020*
Particulars	Ind AS	Re-measurements	Reclassification	IFRS
		Refer Note (i) below	Refer Note (iii) below
Revenue from operations	41,839	—	—	41,839
Other income	677	—	57	734
Total income	42,516	—	57	42,573
Expenses		—
Purchases of stock-in-trade / contract cost	844	—	(844)	—
Cost of hardware and third-party software	—	—	1,908	1,908
Sub-contracting / technical fees	—	—	2,893	2,893
Employee benefits expense	25,298	—	—	25,298
Depreciation and amortisation expense	1,730	—	40	1,770
Other expenses	8,464	—	(3,869)	4,595
Finance cost	155	—	—	155
Total expenses	36,491	—	128	36,619
Exceptional items	71	—	(71)	—
Profit before income taxes	5,954	—	—	5,954
Income tax expense:	1,278	—	—	1,278
Profit for the year	4,676	—	—	4,676
Other comprehensive income/(loss)
Other comprehensive income for the year, net of tax	101	—	—	101
Total comprehensive income for the year	4,777	—	—	4,777
Total comprehensive income is attributable to: Owners of Coforge Limited	4,541	—	—	4,541
Non-controlling interests	236	—	—	236
Total comprehensive income for the year	4,777	—	—	4,777

*
The previous GAAP figures have been reclassified to conform to Ind AS presentation requirements for the purposes of this Note.

Notes: Exceptional items under the previous GAAP has been classified in the relevant expense/income.

(All amounts in Rs Mn unless otherwise stated)
Purchase of stock in trade and other production expenses (incl. third party license cost) forming part of other expenses under previous GAAP has been shown as Cost of hardware and third-party software in order give a better presentation.
Professional charges forming part of other expenses under previous GAAP has been shown as Sub-contracting / technical fees in order give a better presentation.
Group Reconciliation of equity as at 1 April 2019 (date of transition to IFRS) and 31 March 2020
	31 March 2020	1 April 2019
Total equity (shareholder’s funds) as per previous GAAP	23,965	20,596
Non-controlling interest in the Company	—	75
Total equity as per previous GAAP	23,965	20,671
Adjustments	(173)	(114)
Total equity as per IFRS	24,138	20,785
Total equity balance as on 1 April 2019 has been decreased on account of first time adoption of IFRS-16 amounting to Rs. 127 mn.
Reconciliation of total comprehensive income for the year ended 31 March, 2020
Total Comprehensive Income as per Ind AS	4,777
Adjustments	—
Total Comprehensive Income as per IFRS	4,777
Impact of IFRS adoption on Statement of cash flow for the year ended 31 March 2020
Particulars	Ind AS	Adjustments	IFRS
Net cash flow from operating activities	2,969	—	2,969
Net cash flow from investing activities	1,123	1,600	2,723
Net cash flow from financing activities	(1,327)	(1,362)	(2,689)
Total	2,765	238	3,003
Cash and cash equivalents as at 01 April 2019	5,079	—	5,079
Effect of exchange rate changes on cash and cash equivalents	113	—	113
Cash acquired on acquisition of subsidiary	238	(238)	—
Cash and cash equivalents as at 31 March 2020
	8,195	—	8,195
Notes
(i)
Under Ind AS (previous GAAP), goodwill and fair value adjustments arising on WHISHWORKS and DPA acquisitions were treated as assets of the intermediate parent and restated accordingly. On transition to IFRS, the same have been treated as assets of the acquiree and restated at the closing exchange rate between functional currency of the parent and acquiree. Further, deferred tax liabilities have also been aligned accordingly.

(ii)
There were no other remeasurement differences

(iii)
Reclassification differences from Ind AS to IFRS are as follows:

(All amounts in Rs Mn unless otherwise stated)
Consolidated statement of financial position
Description of item	Amount as at		Ind AS classification	IFRS classification
	01-Apr-19	31-Mar-20
CWIP reclassification to PPE in IFRS	14	3	Capital work in progress	Property, plant and equipment
Leasehold land reclassification to ROU	261	258	Property, plant and equipment	Right of Use asset
Current tax assets reclassified to Non current- Income tax assets	203	411	Current Assets- Current tax assets (net)	Non Current- Income tax assets (net of provisions)
Deferred tax asset and liability netted off	36	87	Deferred tax- Asset	Deferred tax- Liability
Unbilled revenue reclassified to Trade receivables	5	383	Non Current-Other financial assets at amortised cost	Non Current-Trade receivables
Investment in mutual funds reclassified to other financial assets	3,651	137	Investments	Other financial assets
Bank balance other than above reclassified to other financial assets	497	839	Bank balances other than above	Other financial assets
Unbilled revenue reclassified to new line item Contract assets	623	1,072	Other financial assets	Contract assets
Unbilled revenue reclassified to new line item Trade Receivables	626	1,176	Current-Other financial assets at amortised cost	Current-Trade receivables
Lease liability reclassified to new line item Lease liability	901	658	Non Current Other Financial liabilities	Non current Lease liabilities
Borrowings reclassified to new line item Lease liability	1	3	Non current Borrowings	Non current Lease liabilities
Provisions reclassified to new line item Employee benefit obligations	669	593	Non Current -Provisions	Non- Current- Employee benefit obligations
Provisions reclassified to new line item Employee benefit obligations	152	239	Current- Provisions	Current- Employee benefit obligations
Current borrowings reclassified to new line item Current- Borrowings	34	302	Other financial liabilities	Borrowings
Lease liability reclassified to new line item Lease liability	280	317	Other financial liabilities	Lease liabilities
Employee benefit payable reclassified to other financial liabilities	1,123	1,266	Other current liabilities	Other financial liabilities

(All amounts in Rs Mn unless otherwise stated)
Statement of Profit and Loss and other comprehensive income
Description of item	For the year ended 31- Mar-20	Ind AS classification	IFRS classification
Purchase of stock in trade reclassified to new line item Cost of hardware and third-party software	844	Purchases of stock-in- trade / contract cost	Cost of hardware and third-party software
Professional charges in other expenses reclassified to Sub-contracting / technical fees	2,893	Other Expenses	Sub-contracting / technical fees
Other production expenses in other expenses reclassified to Cost of hardware and third-party software	1,064	Other Expenses	Cost of hardware and third-party software
Impairment of intangibles in exceptional items reclassified to Depreciation and amortisation	40	Exceptional items	Depreciation and amortisation
One time recovery in exceptional items reclassified to other income	57	Exceptional items	Other Income
Impairment of trade receivables and unbilled revenue in exceptional items reclassified to Allowance for doubtful debts in other expenses	88	Exceptional items	Other Expenses
Statement of Cash Flows
Description of item	For the year ended 31- Mar-20	Ind AS classification	IFRS classification
Cash payment to NCI holders reclassified from investing activities to financing activities	1362	Net cash flow from investing activities	Net cash flow from financing activities
Cash acquired to acquisition of subsidiary reclassified to investing activities	238	Cash acquired on acquisition of subsidiary- Cash and cash equivalents	Net cash flow from investing activities
Note Remeasurement of Goodwill, intangibles, related deferred taxes and foreign currency translation reserve thereon to bring in line with requirements with IAS 36. There are no other IndAS to IFRS differences on first time adoption.

Coforge Limited (formerly NIIT Technologies Limited)
Interim condensed consolidated statement of financial position
(All amounts in Mn unless otherwise stated)
Particulars	Notes	As at 30 September 2021	As at 30 September 2021	As at 31 March 2021
		(In USD) Refer note 1(c)	(In INR)	(In INR)
ASSETS
Non-current assets
Property, plant and equipment	2(a)	62	4,626	3,601
Right-of-use assets		15	1,113	917
Goodwill		142	10,538	4,407
Other intangible assets	2(b)	60	4,426	1,514
Deferred tax assets (net of liabilities)		26	1,931	1,447
Trade receivables		24	1,814	1,584
Income tax assets (net of provisions)		4	287	358
Non current financial assets		6	414	245
Other non-current assets		10	745	254
Total non-current assets		349	25,894	14,327
Current assets
Trade receivables		177	13,081	10,683
Contract assets		16	1,217	629
Cash and cash equivalents		37	2,736	7,999
Other current financial assets		8	556	547
Other current assets		24	1,797	1,079
Total current assets		262	19,387	20,937
TOTAL ASSETS		611	45,281	35,264
Equity
Issued Capital		8	606	606
Reserves and surplus		326	24,162	24,314
Equity attributable to owners of Coforge Limited		334	24,768	24,920
Non-controlling interests		12	904	—
Total equity		346	25,672	24,920
LIABILITIES
Non-Current Liabilities
Borrowings		45	3,357	3
Trade payables		5	388	325
Lease liabilities		8	574	548
Deferred tax liabilities (net of assets)		10	740	166
Other financial liabilities		30	2,263	—
Employee benefit obligations		14	1,008	696
Other non-current liabilities		3	188	181
Total non- current liabilities		115	8,518	1,919
Current liabilities
Borrowings		13	935	7
Trade payables		62	4,562	3,398
Lease liabilities		6	444	268
Other financial liabilities		39	2,924	2,435
Employee benefit obligations		4	300	222
Provisions		0	3	3
Other current liabilities		26	1,923	2,092
Total current liabilities		150	11,091	8,425
TOTAL LIABILITIES		265	19,609	10,344
TOTAL EQUITY AND LIABILITIES		611	45,281	35,264
Note: 0 represents amount is below the rounding off norm adopted by the Group

Coforge Limited (formerly NIIT Technologies Limited)
Interim condensed consolidated statement of profit and loss and other comprehensive income
(All amounts in Mn unless otherwise stated)
Particulars	Note	Period ended 30 September 2021	Period ended 30 September 2021	Period ended 30 September 2020
		(In USD) Refer note 1(c)	(In INR)	(In INR)
Revenue from operations	5	409	30,310	22,107
Other income		3	238	115
Total income		412	30,548	22,222
Expenses
Cost of hardware and third-party software		25	1,881	1,735
Sub-contracting / technical fees		41	3,028	1,655
Employee benefits expense		250	18,538	13,368
Depreciation and amortisation expense		15	1,122	925
Other expenses		27	2,002	1,848
Finance cost		4	284	77
Total expenses		362	26,855	19,608
Profit before income taxes		50	3,693	2,614
Income tax expense		11	766	563
Profit for the period		39	2,927	2,051
Other comprehensive income/(loss)
Items to be reclassified to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		1	68	348
Exchange differences on translation of foreign operations		(3)	(200)	39
Income tax relating to items that will be reclassified to profit or loss		(0)	(16)	(86)
Items not to be reclassified to profit or loss
Remeasurement of post – employment benefit obligations (expenses) / income		(0)	(22)	21
Income tax relating to items that will not be reclassified to profit or loss		0	6	(7)
Other comprehensive income/(loss) for the period, net of tax		(2)	(164)	315
Total comprehensive income for the period		37	2,763	2,366
Profit is attributable to:
Owners of Coforge Limited		36	2,703	2,006
Non-controlling interests		3	224	45
		39	2,927	2,051
Other comprehensive income/(loss) is attributable to:
Owners of Coforge Limited		(2)	(164)	315
Non-controlling interests		—	—	—
		(2)	(164)	315
Total comprehensive income is attributable to:
Owners of Coforge Limited		34	2,539	2,321
Non-controlling interests		3	224	45
		37	2,763	2,366
Earnings per equity share (of Rs 10 each) attributable to owners of Coforge Limited
Basic earnings per share	10	0.60	44.61	32.66
Diluted earnings per share	10	0.59	43.63	32.23
Note: 0 represents amount is below the rounding off norm adopted by the Group

Coforge Limited (formerly NIIT Technologies Limited)
Interim condensed consolidated statement of changes in equity
(All amounts in Rs Mn unless otherwise stated)
Description	Equity Shares		Reserves and Surplus								Total Reserves and Surplus	Non- controlling interest	Total
	Equity Shares (Numbers)	Equity Share Capital	Capital Reserve	Capital Redemption Reserve	Securities Premium	Employee stock option	General Reserves	Retained Earnings	Cash Flow Hedging Reserve	Foreign Currency Translation Reserve
Balance at 1 April 2020	62,494,559	625	11	17	1,053	83	2,306	19,729	(197)	511	23,513	—	23,513
Profit for the period	—	—	—	—	—	—	—	2,006	—	—	2,006	45	2,051
Other Comprehensive Income	—	—	—	—	—	—	—	14	262	39	315	—	315
Total Comprehensive Income for the period	—	—	—	—	—	—	—	2,020	262	39	2,321	45	2,366
Shares issued on exercise of employee stock options	37,300	0	—	—	12	—	—	—	—	—	12	—	12
Transferred from Employee Stock Option Reserve on exercise of stock options	—	—	—	—	15	(15)	—	—	—	—	—	—	—
Shares based payments expense	—	—	—	—	—	238	—	—	—	—	238	—	238
Dividend paid	—	—	—	—	—	—	—	(687)	—	—	(687)	—	(687)
Change in fair value of NCI	—	—	—	—	—	—	—	(33)	—	—	(33)	—	(33)
Derecognition of NCI to Financial liability	—	—	—	—	—	—	—	—	—	—	—	(45)	(45)
Buy back of equity shares including transaction cost	(1,956,290)	(19)	—	19	(1,053)	—	(249)	(2,864)	—	—	(4,147)	—	(4,147)
Balance as at 30 September 2020	60,575,569	606	11	36	27	306	2,057	18,165	65	550	21,217	—	21,217
Description	Equity Shares		Reserves and Surplus								Total Reserves and Surplus	Non- controlling interest	Total
	Equity Shares (Numbers)	Equity Share Capital	Capital Reserve	Capital Redemption Reserve	Securities Premium	Employee stock option	General Reserves	Retained Earnings	Cash Flow Hedging Reserve	Foreign Currency Translation Reserve
Balance at 1 April 2021	60,592,349	606	11	36	39	523	2,057	20,689	77	882	24,314	—	24,314
Profit for the period	—	—	—	—	—	—	—	2,703	—	—	2,703	224	2,927
Other Comprehensive Income	—	—	—	—	—	—	—	(16)	52	(200)	(164)	—	(164)
Total Comprehensive Income for the period	—	—	—	—	—	—	—	2,687	52	(200)	2,539	224	2,763
Shares issued on exercise of employee stock options	26,249	0	—	—	4	—	—	—	—	—	4	—	4
Transferred from Employee Stock Option Reserve on exercise of stock options	—	—	—	—	22	(22)	—	—	—	—	—	—	—
Shares based payments expense	—	—	—	—	—	227	—	—	—	—	227	—	227
Dividend paid	—	—	—	—	—	—	—	(1,574)	—	—	(1,574)	—	(1,574)
Change in fair value of NCI	—	—	—	—	—	—	—	(1,348)	—	—	(1,348)	—	(1,348)
Dividend from subsidiary	—	—	—	—	—	—	—	—	—	—	—	(416)	(416)
Derecognition of NCI to financial liability	—	—	—	—	—	—	—	—	—	—	—	(927)	(927)
NCI arising on acquisition of subsidiary (Refer note 8)	—	—	—	—	—	—	—	—	—	—	—	2,023	2,023
Balance as at 30 September 2021	60,618,598	606	11	36	65	728	2,057	20,454	129	682	24,162	904	25,066
Note: 0 represents amount is below the rounding off norm adopted by the Group

Coforge Limited (formerly NIIT Technologies Limited)
Interim condensed consolidated statement of cash flows
(All amounts in Mn unless otherwise stated)
Particulars	Period ended 30 September 2021	Period ended 30 September 2021	Period ended 30 September 2020
	(In USD) Refer note 1(c)	(In INR)	(In INR)
Cash flow from operating activities
Profit before tax	50	3,693	2,614
Adjustments for
Depreciation and amortisation expense	15	1,122	925
Loss on disposal of property, plant and equipment (net)	0	2	5
Interest and finance charges	4	264	59
Employee share-based payment expense	3	234	247
Allowance for doubtful debts & contract assets (net)	0	2	325
Dividend and interest income	(0)	(24)	(30)
Realised and unrealised loss/ (gain) on investments	(0)	(2)	(4)
Unwinding of discount – Finance Income	(1)	(46)	(31)
	21	1,552	1,496
Changes in operating assets and liabilities
(Increase)/Decrease in trade receivables	(36)	(2,686)	(717)
(Increase)/Decrease in other financial assets	11	809	(96)
(Increase)/Decrease in other assets	(13)	(940)	(170)
Increase/(Decrease) in provisions	2	169	79
Increase/(Decrease) in trade payables	9	672	388
Increase/(Decrease) in other liabilities	(2)	(180)	181
Cash used in operations	(29)	(2,156)	(335)
Income taxes paid	(16)	(1,170)	(902)
Net cash inflow from operating activities	26	1,919	2,873
Cash flow from investing activities
Purchase of property, plant and equipment	(14)	(1,040)	(403)
Proceeds from sale of property, plant and equipment	0	20	7
Acquisition of a subsidiary/operations, net of cash acquired (Refer to Note 8)	(113)	(8,444)	(264)
Proceeds from sale of current investments	6	450	21
Interest received on bank deposits	0	11	68
Net cash outflow from investing activities	(121)	(9,003)	(571)
Cash flow from financing activities
Payment for buy back of own equity shares (including taxes)	—	—	(4,166)
Proceeds from issue of shares (including securities premium)	0	4	12
Purchase of additional stake in subsidiaries	(1)	(72)	(1,411)
Proceeds from term loan	59	4,331	—
Repayment of term loan	(1)	(56)	(295)
Payment of principal portion of lease liabilities	(2)	(172)	(152)
Interest paid	(2)	(112)	(55)
Dividends paid	(27)	(1,990)	(684)
Net cash inflow/(outflow) from financing activities	26	1,933	(6,751)
Net increase (decrease) in cash and cash equivalents	(69)	(5,151)	(4,449)
Cash and cash equivalents at the beginning of the financial year	108	7,999	8,195
Effects of exchange rate changes on cash and cash equivalents	(2)	(112)	31
Cash and cash equivalents at the end of the period	37	2,736	3,777
Note: 0 represents amount is below the rounding off norm adopted by the Group

Coforge Limited (formerly NIIT Technologies Limited)
Interim condensed consolidated statement of cash flows (continued)
(All amounts in Mn unless otherwise stated)
Particulars	Period ended 30 September 2021	Period ended 30 September 2021	Period ended 30 September 2020
	(In USD) Refer note 1(c)	(In INR)	(In INR)
Cash and Cash Equivalents comprise of:
Balances with banks	37	2,736	3,730
Fixed deposit accounts (less than 3 months maturity)	—	—	47
Total cash and cash equivalents as per statement of financial position	37	2,736	3,777
Note: 0 represents amount is below the rounding off norm adopted by the Group

Notes to the interim condensed consolidated financial statements
1   (a)   Background
Coforge Limited (formerly known as NIIT Technologies Limited) (“the Company”) is a Company limited by shares, incorporated and domiciled in India. The Company delivers services around the world directly and through its network of subsidiaries and overseas branches (collectively known as “the Group”). The Group is rendering Information Technology/ Information Technology Enabled Services (“IT / ITES”) across various geographies viz Americas, Europe, Middle East and Africa, India and Asia Pacific; and is engaged in Application Development & Maintenance, Managed Services, Cloud Computing and Business Process Outsourcing to organizations in a number of sectors viz. Financial Services, Insurance, Travel, Transportation & Logistics, Manufacturing & Distribution and Government. The Company is a public listed company and is listed on Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE).
On June 14, 2020, the Shareholders of the Company have approved the proposed change in name of the Company from “NIIT Technologies Limited” to “Coforge Limited”. The name of the Company has been changed from “NIIT Technologies Limited” to “Coforge Limited” w.e.f. August 3, 2020 vide certificate of incorporation pursuant to change of name issued by the Ministry of Corporate Affairs, Government of India.
1   (b)    Basis of preparation of interim condensed consolidated financial statements
(i)   Compliance with IFRS
These interim condensed consolidated financial statements for the six months ended 30 September 2021 have been prepared in accordance with IAS 34, Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at and for the year ended 31 March 2021.
(ii)   New standards, interpretations and amendments adopted by the Group
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 March 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Below amendments apply for the first time in 1 April 2021, but do not have an impact on the interim condensed consolidated financial statements of the Group.
—Interest Rate Benchmark Reform — Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:
•
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•
Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•
Provide temporary relief to entities from having to meet the separately identifiable requirement when a RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the interim condensed consolidated financial statements of the Group.

(All amounts in Rs Mn unless otherwise stated)
1   (c)   Convenience translation
The interim condensed consolidated financial statements are stated in million of INR. However, solely for the convenience of the readers, the interim condensed consolidated statement of financial position as at 30 September 2021, the interim condensed consolidated statement of profit and loss and other comprehensive income, and interim condensed consolidated statement of cash flows for the period ended 30 September 2021 were converted into U.S. dollars at the exchange rate of 74.16 INR per USD which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on 30 September 2021. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate. Such numbers are not in compliance as per the requirements of IFRS.
1   (d)   Impact of COVID 19 pandemic
The Group has evaluated the impact of COVID-19 pandemic on various aspects of its business and operations, including (i) constraints, if any, on its ability to render services which may require reassessment of estimations of costs to complete contracts; (ii) financial condition of its customers and their ability to pay; (iii) penalties relating to breaches of service level agreements; (iv) termination or suspension of contracts by its customers; and (v) impairment of goodwill and intangible assets. In developing the assumption relating to the possible future uncertainties in the global conditions because of the pandemic, the Group, as on date of approval of these financial statements, used internal and external sources of information. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of its assets will be recovered. The impact of COVID-19 on the interim condensed consolidated financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.
2   (a)   Property, plant and equipment
Acquisitions and disposals
During the six months ended 30 September 2021, the Group acquired assets for use in normal course of business with a cost of Rs. 676 Mn (30 September 2020: Rs. 289 Mn), excluding property, plant and equipment acquired through a business combination (see Note 8) and disposed assets with a net book value of Rs. 19 Mn during the period ended 30 September 2021 (30 September 2020: Rs. 12 Mn), resulting in a net gain/(loss) on disposal of Rs. 1 Mn (30 September 2020: Rs. (5) Mn).
2   (b)    Intangible assets
Acquisitions and disposals
During the six months ended 30 September 2021, the Group acquired intangible assets for use in normal course of business with a cost of Rs. 299 Mn (30 September 2020: Rs. 268 Mn), excluding intangible assets acquired through a business combination (see Note 8) and assets with a net book value of Rs. 3 Mn were disposed by the Group during the period ended 30 September 2021 (30 September 2020: Nil), resulting in a net loss on disposal of Rs. 3 Mn (30 September 2020: Nil).
2   (c)   Commitments
Capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:
Particulars	30 September 2021	31 March 2021
Property, plant and equipment	268	24
Intangible assets	70	52

(All amounts in Rs Mn unless otherwise stated)
3   Contingent liabilities
Contingent liabilities
The Group had contingent liabilities in respect of:
	30 September 2021	31 March 2021
Claims against the Group not acknowledged as debts
Income tax matters pending disposal by the Indian tax authorities	376	368
Total	376	368
Claims against the Group not acknowledged as debts as on 30 September 2021 include demand from the Indian Income tax authorities on certain matters relating to availment of tax holiday
The Group is contesting these demands and the management including its tax advisors believe that its position will more likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Group’s financial position and results of operations.
The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified and the final rules / interpretation have not yet been issued. The Group will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.
4
Fair value measurements

The carrying value and fair value of financial instruments by categories as of 30 September 2021 and 31 March 2021 were as follows:
As at 30 September 2021	FVPL	FVTOCI	Amortized Cost	Carrying amount	Fair value
Financial assets
Trade receivables	—	—	1,814	1,814	1,814
Derivative instruments	—	195	—	195	195
Other long-term financial assets	—	—	414	414	414
Total Financial assets	—	195	2,228	2,423	2,423
Financial liabilities
Non-current borrowings	—	—	3,357	3,357	3,357
Non controlling interest *	—	—	—	2,920	2,920
Trade payable	—	—	388	388	388
Derivative instruments	—	9	—	9	9
Total Financial liabilities	—	9	3,745	6,674	6,674
As at 31 March 2021	FVPL	FVTOCI	Amortized Cost	Carrying amount	Fair value
Financial assets
Trade receivables	—	—	1,584	1,584	1,584
Investments in Mutual funds	124	—	—	124	124
Derivative instruments	—	167	—	167	167
Other long-term financial assets	—	—	245	245	245
Total Financial assets	124	167	1,829	2,120	2,120

(All amounts in Rs Mn unless otherwise stated)
As at 31 March 2021	FVPL	FVTOCI	Amortized Cost	Carrying amount	Fair value
Financial liabilities
Non-current borrowings	—	—	3	3	3
Non controlling interest*	—	—	—	708	708
Trade payable	—	—	325	325	325
Derivative instruments	—	61	—	61	61
Total Financial liabilities	—	61	328	1,097	1,097

The carrying amounts of trade receivables, trade payables, capital creditors, unbilled revenue, security deposits, unpaid dividend account, long term deposits with bank, cash and cash equivalents, short-term borrowings, trade and other payables, unclaimed dividend are considered to be the same as their fair values, due to their short term nature.

*
Fair value of NCI amounting to Rs. 2,920 Mn (31 March 2021 Rs. 708 Mn) has been measured through fair valuation by other equity. Also refer note 8.

(i)
Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are:
(a)   recognized and measured at fair value and
(b)   measured at amortized cost and for which fair values are disclosed in the financial statements.
To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standard.
An explanation of each level follows underneath the table.
Financial assets and liabilities for which fair value measurement is used or disclosed at 30 September 2021	Level 1	Level 2	Level 3	Total
Financial assets
Financial Investments at FVPL
Mutual funds	—	—	—	—
Derivatives designated as hedges
Derivative financial assets	—	195	—	195
Financial assets at amortised costs
Trade receivables	—	1,814	—	1,814
Other long-term financial assets	—	414	—	414
Total financial assets	—	2,423	—	2,423
Financial Liabilities
Derivatives designated as hedges
Derivative financial liability	—	9	—	9
Other financial liabilities
Non controlling interest	—	—	2,920	2,920
Financial liabilities at amortised costs
Borrowings	—	3,357	—	3,357
Trade payable	—	388	—	388
Total Financial liabilities	—	3,754	2,920	6,674

(All amounts in Rs Mn unless otherwise stated)
Financial assets and liabilities for which fair value measurement is used or disclosed at 31 March 2021	Level 1	Level 2	Level 3	Total
Financial assets
Financial Investments at FVPL
Mutual funds	124	—	—	124
Derivatives designated as hedges
Derivative financial Assets	—	167	—	167
Financial assets at amortised costs
Trade receivables	—	1,584	—	1,584
Other long-term financial assets	—	245	—	245
Total financial assets	124	1,996	—	2,120
Financial Liability
Derivatives designated as hedges
Derivative financial liability	—	61	—	61
Other financial liabilities
Non controlling interest	—	—	708	708
Financial liabilities at amortised costs
Borrowings	—	3	—	3
Trade payable	—	325	—	325
Total Financial liability	—	389	708	1,097
Level 1:   Level 1 hierarchy includes financial instruments measured using quoted prices. This includes listed equity instruments, traded bonds and mutual funds that have quoted price. The fair value of all equity instruments (including bonds) which are traded in the stock exchanges is valued using the closing price as at the reporting period.
Level 2:   The fair value of financial instruments that are not traded in an active market (for example, traded bonds, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3:   If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities, contingent consideration and indemnification asset included in level 3.
The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of reporting period. There has been no transfer during the period.
(ii)   Valuation technique used to determine fair value
Specific valuation techniques used to value financial instruments include:
•
The use of quoted market prices for similar instruments.

•
Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

•
The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

Non controlling interest
(i)   Revenue inputs — Based on past performance and management’s expectations of market development.

(All amounts in Rs Mn unless otherwise stated)
(ii)   Budgeted operating margin — Based on past performance and management’s expectations for the future.
(iii)   Pre-tax discount rates — Reflect specific risks relating to the relevant geography in which they operate.
Quantitative details of input used in valuation of fair value of NCI
	30 September 2021	31 March 2021
Revenue (% annual growth rate)	10%	10%
Budgeted operating margin (%)	25%	25%
Pre-tax discount rate (%)	19.5%	19.5%
If the revenue/ budgeted operating margin unobservable inputs used in the valuation of Level 3 financial liability for future acquisition had been 1% change than management’s estimates, then it would not have significant impact in its value and other equity.
(iii)   NCI Put Option liability
Liability for call and put options issued to non-controlling interests which do not grant present access to ownership interest to us is recognized at the present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to the put option is derecognized and the difference between the amount derecognized and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction. Considering the call and put option granted, the carrying amount of financial liability recognised at 30 September 2021 is Rs. 2,920 Mn (31 March 2021: Rs. 708 Mn).
5   Revenue from operations
	Period ended 30 September 2021	Period ended 30 September 2020
Sale of products	1,485	1,228
Sale of services	28,825	20,879
Total revenue from operations	30,310	22,107
Revenue from operations include gain/ (loss) on account of hedge amounting to Rs. 115 Mn and Rs (76) Mn for period ended 30 September 2021 and 30 September 2020 respectively.
Timing of revenue recognition
Goods transferred at a point in time	1,485	1,228
Services transferred over time	28,825	20,879
Total revenue from operations	30,310	22,107
5(a)
(i)   Disaggregate revenue information
Refer note 7 for geographical revenue disaggregation. In addition the group maintain revenue by verticals:

(All amounts in Rs Mn unless otherwise stated)
The table below presents disaggregated revenues from operations by verticals:
Vertical	Period ended 30 September 2021	Period ended 30 September 2020
Banking and financial services	6,843	3,792
Insurance	9,091	7,450
Travel, transportation and hospitality	5,691	4,218
All Others	8,685	6,647
Total Revenue	30,310	22,107
(ii)
Revenue by Service line	Period ended 30 September 2021	Period ended 30 September 2020
Product Engineering	4,026	3,580
Intelligent Automation	4,361	3,265
Data and Integration	6,174	4,224
Cloud and Infrastructure Management	5,171	4,425
Business Process Management	3,047	463
Application Development and Maintenance	7,531	6,150
Total Revenue	30,310	22,107
(iii)
Revenue by Project type	Period ended 30 September 2021	Period ended 30 September 2020
Time-and-material	13,871	10,454
Fixed-price*	16,439	11,653
Total Revenue	30,310	22,107

*
Comprises fixed capacity, fixed monthly, transaction based and licensed related contract.

6
Related party transactions

Coforge Limited’s principal related parties consist of holding Company Hulst B.V., Netherlands, its own subsidiaries and key managerial personnel. The Group’s material related party transactions and outstanding balances are with related parties with whom the Group routinely enter into transactions in the ordinary course of business.
Transactions and balances with its own subsidiaries are eliminated on consolidation.

(All amounts in Rs Mn unless otherwise stated)
A
Details of transaction with related parties:

Nature of Transactions	Holding Company	Parties in which Key Managerial Personnel of the Group are interested	Total
Rendering of Services	—	1	1
	—	(15)	(15)
Dividend Paid	875	—	875
	(482)	—	(482)
Figures in parenthesis represent previous period’s figures
B
Transactions with Key Managerial Personnel (KMP)

The table below describes the related party transactions with key management personnel which comprises directors and executive officers under IAS 24:
Particulars	Period ended 30 September 2021	Period ended 30 September 2020
Short term employee benefits**	215	121
Commission & sitting fees	13	12
Post employment benefits*	3	4
Remuneration paid	231	137
Share based payment transactions	145	174
Total of compensation	376	311

*
As gratuity and compensated absences are computed for all the employees in aggregate, the amounts relating to the key managerial personnel cannot be individually identified.

**
At each reporting period, the Group accrues employee bonuses for all the employees in aggregate, which are individually identified in the subsequent financial year. Accordingly, the above includes bonus pertaining to March 2021 paid during the period.

C
Outstanding balances with related parties:

Particulars	Receivables as at 30 September 2021	Receivables as at 31 March 2021
Parties in which the key managerial personnel or the relatives of the key managerial personnel are interested	10	2
There is no allowance on account of impairment on receivables in relation to any outstanding balances, and no expense has been recognised in respect of such impairment of receivables due from related parties.
7
Segment Reporting

(a)
Description of segments and principal activities

The Group delivers services around the world directly and through its network of subsidiaries and overseas branches. The group is rendering Information Technology solutions and is engaged in Application Development and Maintenance, Managed Services, Cloud Computing and Business Process Outsourcing to organizations in a number of sectors viz. Financial Services, Insurance, Travel, Transportation and Logistics, Manufacturing and Distribution and Government.

(All amounts in Rs Mn unless otherwise stated)
The Chief Executive Officer of the Group being identified the Chief Operating Decision Maker (CODM), reviews the group’s revenue both from a products/ services and geographic perspective basis the customer location. However, CODM takes its decision for allocating resources of the entity and assessing its performance/ operating results on the basis of the geographical presence of the Group across the globe and has identified four reportable segments of its business:
1.
Americas

2.
Europe, Middle East and Africa (EMEA)

3.
Asia Pacific (APAC)

4.
India

No operating segments have been aggregated to form the above reportable operating segments.
The Chief Operating Decision Maker i.e., the Chief Executive Officer (CEO), primarily uses a measure of revenue and adjusted Earnings before Interest, Tax, Depreciation and Amortisation (Adjusted EBITDA) to assess the performance of the operating segments. For this purposes, the Group calculated EBITDA by adding depreciation/ amortisation, finance costs and foreign exchange loss and reducing other income (including foreign exchange gain) from profit before income taxes. Earnings before Interest, Tax, Depreciation and Amortisation is further adjusted for event based impairments/recoveries to arrive at Adjusted EBITDA. The Group’s expenses/ income, viz., depreciation/ amortisation, finance costs, foreign exchange gain/loss, event-based impairment/ recoveries, finance income and other income and income taxes are managed on a Group basis and are not allocated to operating segments. Assets and liabilities used in the group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Accordingly, the CEO does not review assets and liabilities at reportable segments level. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.
(b)
The following tables present revenue and Adjusted earnings before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA) information for the Group’s operating segments for the period ended 30 September 2021 and 30 September 2020, respectively:

Particulars	Period ended 30 September 2021	Period ended 30 September 2020
Revenue from operations
Americas	15,742	10,503
Europe, Middle East and Africa	10,249	7,929
Asia Pacific	2,723	1,817
India	1,596	1,858
Total	30,310	22,107
Adjusted earnings before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA)*
Americas	2,688	1,828
Europe, Middle East and Africa	1,917	1,621
Asia Pacific	318	163
India	(82)	122
Total	4,841	3,734
Depreciation and amortization	1,122	925

(All amounts in Rs Mn unless otherwise stated)
Particulars	Period ended 30 September 2021	Period ended 30 September 2020
Event based impairments	—	180
Other income (net)	(26)	(15)
Profit before tax	3,693	2,614
Provision for tax	766	563
Profit after tax	2,927	2,051

*
EBITDA and adjusted EBITDA are non-GAAP measures.

Product/ service-wise revenue
Information regarding revenues from external customers for each product and service is disclosed in Note 5(a).
Information about major customers
No client individually accounted for more than 10% of the revenue from operations for the period ended 30 September 2021 and 30 September 2020.
8   Business combinations
(a)
Summary of acquisition

During the period, the Group made a strategic investment in M/s SLK Global Solutions Private Limited, currently known as Coforge Business Process Solutions Private Limited (the “Investee Company”, “SLK Global”) and its subsidiaries on April 12, 2021, and entered into the Share Purchase Agreement and Shareholders Agreement to acquire 80% equity shares over a period of two years from the existing shareholders of the Investee Company. The purpose of this acquisition is to further strengthen the financial services vertical and scales the BPM operations.
Out of this, 35% stake of the Investee Company was purchased on April 12, 2021 and additional stake of 25% was purchased on April 28, 2021, aggregating to 60% of the total share capital of the Investee Company and accordingly obtained control. Both these transactions are linked transactions and the Group has determined April 28, 2021 as the date of acquisition of control.
As per the terms of the agreement, the Group will acquire the remaining stake of 20% after two years from the date of acquisition with consideration payable as multiple of earnings and accordingly it has recorded put liability for future acquisition of 20% stake. The Group is in process of concluding the fair valuation assessment and has recorded certain acquired liabilities (employees and tax related) basis provisional fair valuation.
Details of purchase consideration, net assets acquired and goodwill are as follows:
Purchase consideration	Amount
Cash paid for acquisition of 60% stake along with profit during step up acquisition period	9,201
Total purchase consideration	9,201
The Group funded the above transaction partially through redeemable Non-Convertible Bonds amounting to Rs. 3,400 Mn and balance through internal accruals. These bonds having face value of Rs. 1,000,000 each are non-convertible and unsecured with maturity upto five years from the date of allotment i.e. April 26, 2021.

(All amounts in Rs Mn unless otherwise stated)
The assets and liabilities recognised as a result of the acquisition are as follows:
Fair value
Identified tangible assets and liabilities
Property, plant and equipment	761
Right of Use Asset	325
Other Assets	157
Trade receivables	590
Investments	324
Other net current assets	153
Cash and bank balances	739
Acquired liabilities	(173)
Lease Liability	(358)
Deferred tax assets	92
Identified intangible assets
Customer Contract and related Relationships	3,080
Non-compete fees	48
Deferred tax liabilities	(680)
Net identifiable assets acquired	5,058
Calculation of goodwill	Fair value
Net identified Tangible and Intangible Assets acquired	5,058
Non Controlling Interest determined on the basis of proportionate share of net assets acquired	2,023
Total purchase consideration	9,201
Goodwill	6,166
The goodwill is attributable to the workforce and expected synergies of acquired business, which are not separately recognised. Goodwill is allocated to Americas segments, for impairment testing. None of the goodwill recognised is expected to be deductible for income tax purposes.
No material contingent liabilities have been acquired as part of business combination.
The acquisition related cost recognised in Interim condensed consolidated statement of profit and loss and other comprehensive income is Rs. 175 Mn.
(i)
Acquired receivables

The Group has acquired receivables having gross contractual amount and net carrying amount of Rs. 590 Mn. No adjustments have been made to acquired trade receivables, i.e., their fair value is the same as the carrying amount. It is expected that the full contractual amounts of receivables can be collected.
(ii)
Revenue and profit contribution

The acquired business contributed revenues and profits to the group for the period 30 September 2021 as follows:
(a)   Revenue of Rs. 2,709 Mn and profit after tax of Rs. 347 Mn (net of amortisation of Rs. 134 Mn on intangible assets arising out of acquisition) for the period 28 April 2021 to 30 September 2021.
(b)   If the acquisitions had occurred on 1 April 2021, consolidated pro-forma revenue and profit after tax for the period ended 30 September 2021 would have been increased/(decreased) by Rs. 543 Mn and Rs. (476) Mn (post transaction related expenses of Rs. 550 Mn) respectively.

(All amounts in Rs Mn unless otherwise stated)
(b)
Purchase consideration — cash outflow

Amount
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration	9,183
Less: balances acquired
Cash and Bank	739
Net outflow of cash – investing activities	8,444
(c)   Deferred tax liability
The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.
(d)
Fair value of NCI

The movement of NCI of SLK Global is as follows:
Amount
Proportionate share of net assets acquired	2,023
Add : Non-controlling share in the results for the period	201
Less: Dividend paid	(416)
Proportionate share of net assets as at September 30, 2021	1,808
Of the above, NCI subject to put option amounting to Rs 904 Mn (20%) has been derecognised and recorded at fair value of Rs 2,263 Mn as financial liability. The difference of Rs 1,359 Mn is accounted for as equity transaction.
(e)
Post acquisition, SLK Global has paid dividend amounting to Rs 1,040 Mn.

(f)
The current period figures of the Group includes figures of SLK Global and hence the previous period numbers are not comparable.

9   Employees’ Stock Option Plans (ESOP)
(a)   Employee stock option plan
During the period ended 30 September 2021, pursuant to Employees Stock Option Plan 2005, 26,249 options were exercised and 80,992 options were lapsed from various Grants and 1,735,252 options were outstanding as on 30 September, 2021 issued on various dates.
The Nomination and Remuneration Committee made following grants during the period:
Vesting Term	No. of options	Grant Price
Upto 5 years – Based on performance	210,000	10
Bullet vesting in FY 24	58,000	10
The Fair Value of Options granted during the period ended September 30,2021 was estimated on the date of grant using the following assumptions:
Dividend Yield (%)	0.33%	Risk Free interest rate (%)	4.46% to 6.57%
Weighted average share prices (INR)	3,020.86 to 3,235.76	Expected life of share options (years)	1.62 to 9.48
Expected Volatility (%)	53.97%

(All amounts in Rs Mn unless otherwise stated)
The weighted average fair value of options granted during the period was Rs. 3,301 Mn (30 September 2020: Rs. 928 Mn) which also takes into consideration the price of equity shares that are listed on the National Stock Exchange of India Limited and the Bombay Stock Exchange.
For the period ended 30 September 2021, the Group has recognised Rs. 234 Mn of share-based payment expense in the statement of profit or loss (30 September 2020: Rs. 247 Mn) including Rs. 78 Mn pertaining to grant issued during the period ended 30 September 2021.
10   Earnings per Share
	Period ended 30 September 2021 In USD	Period ended 30 September 2021 In INR	Period ended 30 September 2020 In INR
	Refer note 1(c)
(a) Basic earnings per equity share of Rs 10 each
Attributable to the equity holders of the Company (Rs. Per share)	0.60	44.61	32.66
(b) Diluted earnings per equity share of Rs 10 each
Attributable to the equity holders of the Company (Rs. Per share)	0.59	43.63	32.23
(c) Reconciliations of earnings used in calculating earnings per share
Basic earnings per share
Profit attributable to the equity holders of the Company used in calculating basic earnings per share	36	2,703	2,006
Diluted earnings per share
Profit attributable to the equity holders of the Company used in calculating diluted earnings per share	36	2,703	2,006
(d) Weighted average number of shares used as the denominator
Weighted average number of equity shares used as the denominator in calculating basic earnings per share (numbers)	60,597,637	60,597,637	61,429,941
Adjustments for calculation of diluted earnings per share:
Dilutive impact of stock options outstanding (numbers)	1,361,737	1,361,737	812,129
Weighted average number of equity shares and potential equity shares used as the denominator in calculating diluted earnings per share (numbers)	61,959,374	61,959,374	62,242,070

(e)
Information concerning the classification of securities Stock Options outstanding

Options granted to employees under the Employee stock option plan 2005 are considered to be potential equity shares. They have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share.

(All amounts in Rs Mn unless otherwise stated)
11   During the period the Company has paid interim dividend of Rs 1,574 Mn.
12   Subsequent events
(a)   The group acquired remaining 16.1% stake in Whishworks IT Consulting Private Limited in October 2021 for a consideration of Rs. 657 million. Accordingly, Whishworks became wholly owned subsidiary effective on 5 October 2021.
(b)   The Board of Directors at its meeting held on 25 October 2021 has declared an interim dividend of Rs. 13 per equity share amounting to Rs. 788 Mn.
13
These interim condensed financial statements were authorised for issue in accordance with a resolution of the directors on 15 November 2021.

Coforge Limited
Through and including                 , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers.
As permitted under Section 197 of the Companies Act, our Articles of Association provide for indemnification of the managing director, whole-time director, secretary or officer against any liability incurred by such person in defending any proceeding, whether civil or criminal, in which such person is acquitted or in which judgement is given in his/her favor. Further, Section 149(12) of the Companies Act limits the liability of independent directors and non-executive directors (not being a promoter or key managerial personnel) only to the extent of acts of omission or commission by a company, which (i) occurs with their respective knowledge, attributable through board processes, and (ii) with their consent or connivance or where the director had not acted diligently.
We maintain directors’ and officers’ liability insurance to protect our directors and officers from specified liabilities that may arise in the course of their service to us in those capacities. In terms of Section 197 of the Companies Act, the premium paid by us for maintenance of the aforementioned insurance is not treated as a part of the remuneration of such director/officer. However, if such person is proved to be guilty, then the premium paid on such insurance shall be treated as a part of the remuneration.
As permitted by our Articles of Association, we agree to indemnify our directors and officers out of the funds of the Company, for all liabilities incurred by them (in such capacity) in defending a proceeding whether civil or criminal in which judgement is given in their respective favor or in which he is acquitted or in connection with any application under Section 463 of the Companies Act in which relief is granted to him by the court.
Prior to the completion of the offering, we will enter into indemnification agreements pursuant to which we indemnify our directors and officers for claims brought under any rule of law to the fullest extent permitted by applicable law. Among other things, we will agree to indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as our director or officer, including claims which are covered by the director’s and officer’s liability insurance policy taken by the Company. A form of the indemnification agreement is to be filed as Exhibit 10.2.
The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of our company and our officers and directors.
Item 7.   Recent Sales of Unregistered Securities.
Except for the employee stock options granted to our employees under the 2005 Plan, we have not issued unregistered securities during the past three years. See “Management — 2005 Stock Option Plan.”
Item 8.   Exhibits and Financial Statement Schedules.
(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.
Item 9.   Undertakings.
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)
The undersigned registrant hereby further undertakes that:

1.
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

COFORGE LIMITED
EXHIBIT INDEX
Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Articles of Association of the Registrant, as amended
3.2	Memorandum of Association of the Registrant, as amended
3.3	Certificate of Incorporation of the Registrant, as currently in effect
4.1*	Form of Deposit Agreement
4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)
5.1	Opinion of Khaitan & Co., Indian counsel to the Registrant
8.1	Opinion of Alok Vasant & Associates regarding certain Indian tax matters
10.1	Employee Stock Option Plan 2005
10.2	Form of Indemnification Agreement between Coforge Limited and each of the Directors and Officers
10.3*	Form of Registration Rights Agreement
21.1	List of subsidiaries of the Registrant
23.1	Consent of S. R. Batliboi & Associates LLP, an independent registered public accounting firm
23.2	Consent of Khaitan & Co., Indian counsel to the Registrant (included in Exhibit 5.1)
23.3	Consent of Alok Vasant & Associates (included in Exhibit 8.1)
24.1	Power of Attorney (included in signature page to Registration Statement)
99.1	Code of Conduct of the Registrant

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Princeton, New Jersey on November 15, 2021.
COFORGE LIMITED
By:
/s/ Sudhir Singh
Name:   Sudhir Singh
Title:    Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Sudhir Singh and Ajay Kalra and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on November 15, 2021 in the capacities indicated:
Name	Title
/s/ Sudhir Singh Sudhir Singh	Chief Executive Officer and Executive Director (Principal Executive Officer)
/s/ Hari Gopalakrishnan Hari Gopalakrishnan	Non-Executive Director
/s/ Patrick John Cordes Patrick John Cordes	Non-Executive Director
/s/ Kenneth Tuck Kuen Cheong Kenneth Tuck Kuen Cheong	Non-Executive Director
/s/ Kirti Ram Hariharan Kirti Ram Hariharan	Non-Executive Director
/s/ Holly Jane Morris Holly Jane Morris	Non-Executive Independent Director
/s/ Ashwani Puri Ashwani Puri	Non-Executive Independent Director
/s/ Ajay Kalra Ajay Kalra	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Coforge Limited has signed this registration statement on November 15, 2021.
Authorized U.S. Representative
Cogency Global Inc.
By:
/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title:   Senior Vice-President on behalf of
       Cogency Global Inc.